As filed with the Securities and Exchange Commission on July 22, 2021
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

NAUTILUS BIOTECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3826	98-1541723
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
425 Pontius Ave N, Ste 202
Seattle, Washington 98109
(206) 333-2001
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Sujal Patel
Chief Executive Officer
425 Pontius Ave N, Ste 202
Seattle, Washington 98109
(206) 333-2001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert F. Kornegay Michael Nordtvedt Zachary B. Myers Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Matthew Murphy General Counsel 425 Pontius Ave N, Ste 202 Seattle, Washington 98109 (206) 333-2001

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, par value $0.0001 per share	95,645,056	(2)	$9.27	(3)	$886,629,669	(3)	$96,732
TOTAL							$96,732
__________________
(1)Pursuant to Rule 416(a) under the Securities Act, this Registration Statement shall also cover any additional shares of the Registrant’s common stock (“Common Stock”) that become issuable as a result of any stock dividend, stock split, recapitalization, or other similar transaction effected without the receipt of consideration that results in an increase to the number of outstanding shares of Common Stock, as applicable.
(2)The number of shares of Common Stock being registered hereunder are being registered for sale by the selling securityholders named in this Registration Statement, and represents the sum of (a) 20,000,000 shares of Common Stock issued in the PIPE Financing (as defined below), (b) 4,286,500 shares of Common Stock issued in connection with the Domestication (as defined below), (c) 69,655,827 shares of Common Stock issued in connection with the Business Combination (as defined below), and (d) 1,702,729 shares of Common Stock issuable upon the exercise of certain outstanding options to purchase Common Stock.
(3)Pursuant to Rule 457(c) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum offering price per share is $9.27, which is the average of the high and low prices of shares of Common Stock on The Nasdaq Global Select Market (“Nasdaq”) on July 19, 2021 (such date being within five business days of the date that this Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”)).
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE
On June 9, 2021 (the “Closing Date”), Nautilus Biotechnology, Inc., a Delaware corporation (f/k/a ARYA Sciences Acquisition Corp III, a Cayman Islands exempted company and our predecessor company (“ARYA”)), consummated its previously announced business combination (the “Business Combination”) pursuant to the terms of that certain Business Combination Agreement, dated as of February 7, 2021 (the “Business Combination Agreement”), by and among ARYA, Mako Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ARYA (“Mako Merger Sub”), and Nautilus Subsidiary, Inc., a Delaware corporation (f/k/a Nautilus Biotechnology, Inc.) (“Old Nautilus”).
Pursuant to the terms of the Business Combination Agreement, on the Closing Date, (i) ARYA changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which ARYA changed its name to “Nautilus Biotechnology, Inc.” (together with its consolidated subsidiary, the “Company” “New Nautilus” or “Nautilus”) and (ii) Mako Merger Sub merged with and into Old Nautilus (the “Merger”), with Old Nautilus as the surviving company in the Merger and, after giving effect to such Merger, Old Nautilus becoming a wholly-owned subsidiary of New Nautilus.
Upon the Domestication, all of the outstanding Class A and Class B ordinary shares of ARYA were exchanged for an equivalent number of shares of common stock of New Nautilus, par value $0.0001 per share (“Common Stock”). In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of Old Nautilus outstanding as of immediately prior to the Effective Time was exchanged for shares of Common Stock of New Nautilus, and (ii) all vested and unvested options to purchase shares of Old Nautilus were exchanged for comparable options to purchase shares of Common Stock of New Nautilus.
Concurrently with the execution of the Business Combination Agreement, ARYA entered into Subscription Agreements (each, a “Subscription Agreement”) with certain investors (each, a “PIPE Investor”), pursuant to which the PIPE Investors subscribed for and purchased, and ARYA issued and sold to the PIPE Investors, on the Closing Date immediately prior to the Effective Time, an aggregate of 20,000,000 shares of New Nautilus Common Stock at a price of $10.00 per share (the “PIPE Shares”), for aggregate gross proceeds of $200,000,000 (the “PIPE Financing”). ARYA granted the PIPE Investors certain registration rights in connection with the PIPE Financing. Also concurrently with the execution of the Business Combination Agreement, ARYA entered into the Amended and Restated Registration Rights and Lock-Up Agreement with certain stockholders of ARYA and Old Nautilus, which obligated the Company to register the resale of certain shares of our Common Stock issued in connection with the Domestication and the Business Combination.
As of the open of trading on June 10, 2021, the Common Stock of the Company began trading on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “NAUT.”

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	July 22, 2021
95,645,056 Shares of Common Stock

This prospectus relates to (i) the resale of 4,286,500 shares of common stock, par value $0.0001 per share (the “Common Stock”) issued in connection with the Domestication by certain of the selling securityholders named in this prospectus (each a “selling securityholder” and, collectively, the “selling securityholders”), (ii) the resale of 69,655,827 shares of Common Stock issued in connection with the Business Combination by certain of the selling securityholders, (iii) the resale of 20,000,000 shares of common stock issued in the PIPE Financing by certain of the selling securityholders, and (iv) the issuance by us and resale of 1,702,729 shares of Common Stock reserved for issuance upon the exercise of certain outstanding options to purchase Common Stock. This prospectus also covers any additional securities that may become issuable by reason of stock splits, stock dividends or other similar transactions.
We are registering the offer and sale of these securities to satisfy certain registration rights we have granted. We will not receive any of the proceeds from the sale of the securities by the selling securityholders. We will pay the expenses associated with registering the sales by the selling securityholders, as described in more detail in the section titled “Use of Proceeds” appearing elsewhere in this prospectus.
The selling securityholders may sell the securities described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling securityholders may sell their securities in the section titled “Plan of Distribution” appearing elsewhere in this prospectus.
The selling securityholders may sell any, all or none of the securities and we do not know when or in what amount the selling securityholders may sell their securities hereunder following the effective date of this registration statement.
Of the shares of Common Stock that may be offered or sold by selling securityholders identified in this prospectus, certain of our selling securityholders are subject to lock-up restrictions with respect to 83,157,327 of those shares pursuant to our bylaws and/or other agreements further described in the sections titled “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus.
Our Common Stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “NAUT.” On July 21, 2021, the last quoted sale price for our Common Stock as reported on Nasdaq was $9.20.
We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 6 of this prospectus.
You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.
Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2021.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the "SEC") using the “shelf” registration process. Under this shelf registration process, the selling securityholders hereunder may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such selling securityholders of the securities offered by them described in this prospectus.
Neither we nor the selling securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find Additional Information.”
MARKET AND INDUSTRY DATA
We obtained the industry and market data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies, publicly available information and research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In addition, while we believe the industry and market data included in this prospectus is reliable and based on reasonable assumptions, such data involve material risks and other uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.
TRADEMARKS
This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.
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PROSPECTUS SUMMARY
This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Common Stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
NAUTILUS BIOTECHNOLOGY, INC.
Overview
We are a development stage life sciences company creating a platform technology for quantifying and unlocking the complexity of the human proteome. Our mission is to transform the field of proteomics by democratizing access to the proteome and enabling fundamental advancements across human health and medicine. We were founded on the belief that incremental advancements of existing technologies are inadequate, and that a bold scientific leap would be required to radically reinvent proteomics and revolutionize precision medicine. Our vision is to integrate our breakthrough innovations in computer science, engineering, and biochemistry to develop and commercialize a proteomic analysis technology of extreme sensitivity and scale. To accomplish this, we have built a prototype of a single-molecule instrument, our Proteomic Analysis System, which will be further developed to deliver the speed, simplicity, accuracy, and versatility that we believe is necessary to establish a new gold standard in the field.
The human proteome, the make-up of all the proteins in a human, is among the most dynamic and valuable sources of biological insight in modern-day science. Unlike the genome, which is largely unchanging throughout an individual’s lifetime, the proteome is an ever-changing source of biological information. Our proteins directly control and determine the functions of our cells, yet we lack the ability to measure all of them with the ease, breadth and sensitivity that is used to measure DNA today. We believe that deep characterization of the proteome will have the potential to unveil an entirely new layer of complexity and valuable biological information that may have significant implications across life sciences, healthcare and drug development. Approximately 95% of FDA-approved drug targets are proteins, and yet today we still lack the ability to routinely read and quantify all of the proteins in our cells, or to fully map the downstream changes and modifications to those proteins which may define their biological function.
By leveraging our novel design coupled with advanced machine learning software, we believe our Nautilus Platform, which includes our end-to-end solution comprised of the Proteomic Analysis System, consumables, and software, has the potential to rapidly and reproducibly identify approximately 95% of proteins in a sample from virtually any organism, and could have the ability to detect and map the diverse landscape of modifications on those proteins. We believe that unlocking proteomics has the potential to create a long-term transformation of basic science, translational research, and healthcare.
Current proteomics platforms for broadly quantifying the abundance of proteins within samples generally fall into two classes: affinity-based and mass spectrometry-based methods. For years, these methods have facilitated novel drug development and improved diagnostics. As with most technology platforms however, these also suffer from distinct limitations that make simple, high-throughput, ultra-deep characterization of the proteome challenging. Mass spectrometry approaches have tremendous flexibility and thus have been applied to a wide range of applications, however their use requires a trade-off to be made between either depth or throughput; meaning that a researcher can either look at one sample in a deep analysis or at many samples in a shallow analysis. Additionally, challenges in ease of use and sensitivity have limited the ability of mass spectrometry-based methods from easily, broadly and quickly characterizing the entirety of the proteome. Affinity-based approaches use the binding attraction of antibodies to proteins to capture and measure protein targets in parallel. These technologies can provide greater sensitivity, however this approach is directly dependent on the availability of high quality, highly specific and sensitive affinity reagents, which can limit the scale, reproducibility and accuracy. Consequently, we believe researchers are forced into an unattractive trade-off between the number of samples in a study and the depth and breadth of the analysis. These trade-offs limit researchers’ ability to advance characterization of the proteome to match the current, and highly valuable, characterization of the genome. We believe the limitations of both platforms have prevented progress towards achieving comprehensive proteome and deep proteoform characterization. If detecting and quantifying the human proteome were as simple and easy as detecting an entire human genome, we believe a new set of questions could be asked:
•Down to the very low frequencies of expressed proteins, how are healthy tissue cells different from diseased cells?
•What will a comprehensive map of nearly all proteins by organ tissue type tell us about our biology?
•Which versions and patterns of modified proteins are present in disease, and why?
•What happens to our proteome when we get sick, and how does it change with treatment?
We believe that our Nautilus Platform has the potential to position us to answer these questions, and many others that have not previously been possible to fully investigate. Due to the extensive applications and broad potential of large-scale proteomic characterization, we believe the proteomics market is currently among one of the largest untapped opportunities in the biological sciences today. The existing proteomics research market is currently estimated to be approximately $25 billion annual spend as of 2021, made up primarily of mass spectrometry and affinity-based quantification methods. Over the longer-term, the proteomics market is expected to reach approximately $50 billion by 2027, representing a compound annual growth rate, or CAGR, of 12% over the six-year period. Further, we believe there are substantial adjacent opportunities across translational research, drug target discovery, precision medicine development, clinical diagnostics, and other disciplines such as food and environmental science.
We plan to initially target the life sciences proteomics research market and are currently entering the first phase of our product development and commercialization strategy. In this first phase, we are focused on developing partnerships with key biopharma companies and leading academic institutions to create a founding group of collaborators that will gain experience with our technology, jointly publish research using our Nautilus Platform, and generally help validate our initial applications. In the second phase we plan to launch an early access program to an expanded group of customers. We believe these customers will become important reference sites and key influencers that aid in the market adoption of our Nautilus Platform, and will help us build a strong value proposition ahead of full commercial launch. In our third phase of commercialization, we intend to execute a broad commercial launch of our Nautilus Platform including the introduction of our Proteomic Analysis System, which is an integrated fluidics and optics system for the single-molecule detection of proteins, accompanied by consumable reagents and analysis software, in direct sales to customers across academia and industry. The launch of our Proteomic Analysis System is expected to be done with a multi-year product roadmap of system enhancements and new applications designed to help our customers achieve their research objectives and expand the utility of our Nautilus Platform. We also plan to leverage our machine learning software to build a data analysis and insights engine that improves over time as we grow our data sources and the analysis learns to deliver better accuracy and identify new potential discoveries. We believe by following this methodical pathway, we can optimize the development of our Nautilus Platform, establish a steady flow of validating publications, appropriately scale our operations, deliver exceptional customer experiences, and help ensure we are delivering long term value and revenue growth.
Since inception in 2016, we have worked diligently to secure a strong intellectual property portfolio, and we have successfully filed and obtained numerous key patents. Our management team also brings a unique combination of experiences from the fields of technology and life sciences, with a proven track record of building successful businesses based on novel technology. Our company is a highly interdisciplinary organization, and as of June 30, 2021, we were comprised of approximately 89 employees, with 34 of such employees holding a Ph.D. Our organization is driven by the pursuit of deep, hard science, and our Scientific Advisory Board is comprised of world-renowned scientific leaders that support our vision.
Our investor relations website is located at http://www.nautilus.bio/investors/. We use our investor relations website to post important information for investors, including news releases, analyst presentations, and supplemental financial information, and as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Accordingly, investors should monitor our investor relations website, in addition to following press releases, SEC filings and public conference calls and webcasts. We also make available, free of charge, on our investor relations website under “Financial Information—SEC Filings,” our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC.
CORPORATE INFORMATION
On June 9, 2021 (the “Closing Date”), Nautilus Biotechnology, Inc., a Delaware corporation (f/k/a ARYA Sciences Acquisition Corp III, a Cayman Islands exempted company and our predecessor company (“ARYA”)) (the “Company”), consummated the previously announced merger pursuant to that certain Business Combination Agreement, dated as of February 7, 2021 (the “Business Combination Agreement”), by and among ARYA, Mako Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ARYA (“Mako Merger Sub”), and Nautilus Subsidiary, Inc., a Delaware corporation (f/k/a Nautilus Biotechnology, Inc.) (“Old Nautilus”).
Pursuant to terms of the Business Combination Agreement, on the Closing Date, (i) ARYA changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which ARYA changed its name to “Nautilus Biotechnology, Inc.” (together with its consolidated subsidiaries, “New Nautilus” or “Nautilus”) and (ii) Mako Merger Sub merged with and into Old Nautilus (the “Merger” and collectively, with the other transactions described in the Business Combination Agreement, the “Business Combination”), with Old Nautilus as the surviving company in the Merger and, after giving effect to such Merger, Old Nautilus becoming a wholly-owned subsidiary of New Nautilus. As of the open of trading on June 10, 2021, the Common Stock of the Company, formerly those of ARYA, began trading on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “NAUT.”
Our principal executive offices are located at 425 Pontius Ave N, Ste 202, Seattle, WA 98109, and our telephone number is (206) 333-2001.
Our website address is http://www.nautilus.bio. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not consider information contained on our website in deciding whether to purchase shares of our Common Stock. We have included our website address in this prospectus solely as an inactive textual reference.
We use the Nautilus logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without a trademark symbol, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of ARYA’s initial public offering.
Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.
Unless expressly indicated or the context requires otherwise, the terms “Nautilus,” “New Nautilus,” the “Company,” the “Registrant,” “we,” “us” and “our” in this prospectus refer to Nautilus Biotechnology, Inc., the parent entity formerly named ARYA Sciences Acquisition Corp III, after giving effect to the Domestication and the Business Combination, and as renamed Nautilus Biotechnology, Inc., and where appropriate, our wholly-owned subsidiaries (including Old Nautilus).

The Offering

Shares of Common Stock Offered Hereunder	We are registering the resale by the selling securityholders named in this prospectus, or their permitted transferees, an aggregate of 95,645,056 shares of Common Stock consisting of (a) 20,000,000 shares of Common Stock issued in the PIPE Financing, (b) 4,286,500 shares of Common Stock issued in connection with the Domestication, (c) 69,655,827 shares of Common Stock issued in connection with the Business Combination and (d) 1,702,729 shares of Common Stock issuable upon the exercise of certain outstanding options to purchase Common Stock.

Use of Proceeds
We will not receive any proceeds from the sale of our shares of common stock offered by the selling securityholders under this prospectus (the “Securities”). See the section titled “Use of Proceeds” appearing elsewhere in this prospectus for more information.

Common Stock Outstanding	124,094,390 shares of Common Stock as of June 30, 2021.

Risk Factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our Common Stock.

Nasdaq symbol	“NAUT” for our Common Stock.

Lock-Up Restrictions
Of the shares of Common Stock that may be offered or sold by selling securityholders identified in this prospectus, certain of our selling securityholders are subject to lock-up restrictions with respect to 83,157,327 of those shares as pursuant to our bylaws and/or other agreements further described in the sections titled “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus.

The number of shares of Common Stock outstanding is based on 124,094,390 shares of Common Stock as of June 30, 2021 and excludes the following, in each case as of June 30, 2021:
•7,050,376 shares of our Common Stock issuable upon the exercise of outstanding options under the Nautilus Subsidiary, Inc. 2017 Equity Incentive Plan (the “2017 Plan”), which were assumed by the Company in connection with the Business Combination, with a weighted average exercise price of $3.44 per share;
•964,503 shares of our Common Stock issuable upon the exercise of outstanding options under our 2021 Equity Incentive Plan (the “2021 Plan”), with a weighted average exercise price of $10.15 per share;
•15,225,353 shares of our Common Stock reserved for future issuance under our 2021 Equity Incentive Plan (the “2021 Plan”); and
•1,244,900 shares of our Common Stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”).

RISK FACTORS
An investment in our Common Stock involves a high degree of risk. In addition to the risk and uncertainties described under the section titled “Cautionary Note Regarding Forward-Looking Statements,” you should consider carefully the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our Common Stock. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our Common Stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business or results of operations.
Summary Risk Factors
Our business is subject to numerous risks and uncertainties that you should consider before investing in our company, as more fully described below. The principal factors and uncertainties that make investing in our company risky include, among others:
•We are a development stage company that has incurred net losses in every period to date, has not yet commercialized any products, and expects to continue to incur significant losses as we develop our business.
•Our business is entirely dependent on the success of our proteomics platform (the “Nautilus Platform”), which remains in the development stage and subject to scientific and technical validation.
•We may not be able to launch our Nautilus Platform successfully and even if it is successful, we may experience material delays in our commercialization program relative to current expectations.
•Our operating results may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.
•Our business depends significantly on research and development spending by pharmaceutical companies as well as by academic institutions and other research institutions and any reduction in spending could limit demand for our products.
•We may need to raise additional capital to fund our development and commercialization plans.
•We are dependent on single source suppliers for some of the components and materials used in our Nautilus Platform, and the loss of any of these suppliers could harm our business.
•We may be unable to obtain and maintain sufficient intellectual property protection for our products and technology, or if the scope of our intellectual property protection obtained is not sufficiently broad, competitors could develop and commercialize products similar or identical to ours.
•We may not be able to protect our intellectual property and proprietary rights throughout the world.
•Although our products currently are not labeled or intended for any use which would subject us to regulation by the U.S. Food and Drug Administration (“FDA”) or other regulatory authorities, if we elect to label and promote any of our products as clinical or medical device products, we would be subject to regulation in the future and would be required to obtain prior approval or clearance by the FDA or other regulatory authorities, which could take significant time and expense and could fail to result in FDA clearance or approval for the intended uses we believe are commercially attractive.
•Our products could become subject to government regulation as medical devices by the FDA and other regulatory agencies even if we do not elect to seek regulatory clearance or approval to market our products for diagnostic purposes, which would adversely impact our ability to market and sell our products and harm our business. If our products become subject to FDA regulation, the regulatory clearance or approval and the maintenance of continued and post-market regulatory compliance for such products will be expensive, time-consuming, and uncertain both in timing and in outcome.
•We may experience a significant disruption in our information technology systems or breaches of data security.
•We are highly dependent on our key personnel, and if we are unable to recruit and retain key executives and scientists, we may not be able to achieve our goals.
•Our operations and financial results could be adversely impacted by the COVID-19 pandemic in the United States and the rest of the world.
•The price of our Common Stock may be volatile, which could result in substantial losses for investors. Further, an active, liquid and orderly trading market for our Common Stock may not be sustained and we do not know what the market price of our Common Stock will be, and as a result it may be difficult for you to sell your shares of our Common Stock.
Risks Related to Our Business
We are a development stage company that has incurred net losses in every period to date, has not yet commercialized any products, and expects to continue to incur significant losses as we develop our business. We may never achieve profitability.
We are a development stage company that has incurred net losses in each quarterly and annual period since inception and that has not yet generated any revenue. We expect to incur increasing costs as we continue to devote substantially all of our resources towards the development and anticipated future commercialization of our Nautilus Platform, which includes our end-to-end solution comprised of instruments, consumables, and software analysis. We cannot be certain if we will ever generate revenue or if or when we will produce sufficient revenue from operations to support our costs. Even if profitability is achieved, we may not be able to sustain profitability. We incurred net losses of $15.6 million and $9.6 million in 2020 and 2019, respectively. As of March 31, 2021, we had an accumulated deficit of $38.7 million. These losses and accumulated deficit were primarily due to the substantial investments we made in the scientific and technological development of our Nautilus Platform. We expect to incur substantial losses and negative cash flows for the foreseeable future. In addition, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. These increased expenses will make it harder for us to achieve and sustain future profitability. We may incur significant losses in the future for a number of reasons, many of which are beyond our control, including the other risks described in this prospectus.
Our business is entirely dependent on the success of our Nautilus Platform, which remains in the development stage and subject to scientific and technical validation. If we are unable to develop and commercialize our Nautilus Platform successfully and in a manner that provides currently anticipated functionality and levels of performance, we may never be able to recognize any revenue, and our business, operating results, and financial condition will suffer.
Our future success is entirely dependent on our ability to successfully develop and commercialize our Nautilus Platform, which is based on innovative yet complex and unproven technologies and which is anticipated to be used in demanding scientific research that requires substantial levels of accuracy and precision. We are investing substantially all of our management efforts and financial resources in the development and commercialization of this Nautilus Platform. While our goal is to leverage our Nautilus Platform to comprehensively measure the human proteome by the end of 2023, the human proteome is dynamic and far more complex and diverse in structure, composition and number of variants than either the genome or transcriptome. If we cannot successfully complete platform development, if we are unable to achieve our goals for mapping the proteome, if our products fail to deliver currently anticipated functionality and levels of performance, if our products are found by a court of law to infringe the intellectual property of another party, or if we are unable to obtain broad scientific and market acceptance of our products and technologies, we may never recognize material revenue and may be unable to continue our operations.

We have not yet commercially launched our Nautilus Platform. We may not be able to launch our Nautilus Platform successfully and even if it is successful, we may experience material delays in our commercialization program relative to current expectations.
We anticipate commercializing our Nautilus Platform in three phases involving first collaboration with biopharmaceutical companies and key opinion leaders to validate the performance and utility of our product, during which we do not expect to recognize significant revenue, if any; secondly an early access limited release phase in which we expect to recognize limited revenue; and finally a broader commercial launch phase. We are currently in the collaboration phase during which we are seeking to enter collaborations with a small number of research customers, including with biopharmaceutical companies and key opinion leaders in proteomics whose assessment and validation of our products can significantly influence other researchers in their respective markets and/or fields. During this phase, we plan to provide early access program partners with broad-scale analysis and profiling of samples analyzed in its facility and shared via a cloud platform. We do not anticipate that the second phase will begin any earlier than the second half of 2022 and do not anticipate that it will result in any material revenue. During this phase, we expect to work closely with early access customers to demonstrate a unique value proposition for our Nautilus Platform. We expect this second phase to continue through the end of 2023 and lead into the third phase of broad commercialization at the end of 2023 and the beginning of 2024. We do not expect to realize any material revenue prior to the second half of 2023.
Achieving the scientific and commercial objectives identified above within currently anticipated timelines will require substantial investments in our technologies and in the underlying science. Scientific and technological development of the nature being undertaken by us is extraordinarily complex, and there can be no assurances that any of these phases of commercial development will be successful or that they will be completed within the timelines currently anticipated. Given the scientific and technical complexity of our products, we could experience material delays in product development and commercial launch. If our research and product development efforts do not result in commercially viable products within the anticipated timelines, our business, operating results, and financial condition will be adversely affected.
The commercialization of our products will require us to establish relationships and successfully collaborate with leading life science companies and research institutions, initially to test and validate our products and subsequently as we seek to expand the markets for our products. We may be unable to establish sufficient collaborations of this nature, and such collaborations could result in agreements that limit or otherwise impair our flexibility to pursue other strategic opportunities.
As noted above, establishing collaborations and partnerships with large pharmaceutical and biotechnology companies and with major research institutions is a material element of our commercialization strategy. While early collaborations are expected to focus on the assessment and validation of our Nautilus Platform with a focus in part on publication of results in peer-reviewed scientific journals, we also intend to pursue additional, potentially revenue-generating collaborations in areas of biological interest. Among other examples, we may pursue collaborations relating to the development and commercialization of therapeutic product candidates targeting proteins identified by our Nautilus Platform.
There can be no assurance that we will be successful in developing or maintaining collaborations or that, if established, these collaborations will achieve the desired objectives. Establishing collaborations is difficult and time-consuming. Discussions may not lead to collaborations on favorable terms, if at all, and particularly where we are negotiating against major pharmaceutical companies, we may have relatively less leverage in negotiating favorable terms. To the extent we agree to work exclusively with a party in a given field, our opportunities to collaborate with others in that field would be limited. Certain parties may seek to partner with other companies in addition to us in connection with a project. This, in turn, may limit the commercial potential of any products that are the subject of such collaborations. Potential collaborators may elect not to work with us based upon their assessment of our financial, regulatory, commercial or intellectual property position.
Even if we are successful in entering into collaborations, the success of such collaborations will depend heavily on the efforts and activities of our collaborators.

Scientific collaborations of the nature we propose to pursue are subject to numerous risks, including that:
•collaborators may have significant discretion in determining the efforts and resources that they will apply to a specific project;
•collaborators may not pursue development and commercialization of products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors such as a business combination that diverts resources or creates competing priorities;
•collaborators may own intellectual property covering products that result from our collaboration with them, and in such cases, we would not have the right to develop or commercialize such intellectual property;
•collaborators may co-own intellectual property covering products that result from our collaboration with them, and in such cases, we would not have the right to exclude others from developing or commercializing such intellectual property;
•collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with product candidates that are being developed under the collaboration with us;
•a collaborator with marketing, manufacturing, and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;
•we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;
•collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
•disputes may arise between us and a collaborator that cause the delay or termination of the research, development, or commercialization of products or that result in costly litigation or arbitration that diverts management attention and resources;
•collaborations may be terminated, and, if terminated, in addition to reducing our revenue, may reduce exposure to research and clinical trials that facilitate the collection and incorporation of new information into our platform; and
•a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.
In addition, before obtaining marketing approval from regulatory authorities for the sale of product candidates subject to future collaborations, our collaborators must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. If clinical trials of product candidates resulting from collaborations are prolonged or delayed, collaborators may be unable to obtain required regulatory approvals and therefore be unable to commercialize product candidates on a timely basis or at all, which may have a material impact on the revenue recognized from such collaborations.
Even if we are able to complete development of our Nautilus Platform, we may not achieve or maintain significant commercial market acceptance.
Even if we are able to complete development of our Nautilus Platform, the platform will be subject to market forces and adoption curves common to new technologies. The market for novel proteomics technologies and products like those being developed by us is in the early stages of development. While these technologies present the potential to displace legacy products, changing long-standing scientific workflows with new instruments requiring substantial capital expenditures will require us to invest substantial financial and management resources to educate potential customers on the benefits of our Nautilus Platform relative to existing technologies and to validate our

Nautilus Platform’s ability to meet customer requirements. In that regard, we anticipate that our initial market focus will be pharmaceutical development and associated research, which are characterized by demanding and exacting requirements for product performance and accuracy. If widespread adoption of our Nautilus Platform takes longer than anticipated or does not occur, our business will be materially and adversely affected.
More specifically, the successful introduction of new technologies in life science markets requires substantial engagement with the scientific community in order to encourage community acceptance of the utility, performance, and cost of the technology relative to its benefits in the applicable field or fields of research. The life sciences scientific community is often led by a small number of early adopters and key opinion leaders who significantly influence the larger community through publications in peer-reviewed journals. In these journal publications, the researchers describe not only their discoveries but also the methods and typically the products used to fuel these discoveries. We expect that references to the use of our Nautilus Platform in peer-reviewed journal publications will be critical to our ability to obtain widespread acceptance within the scientific community. In addition, continuing collaborative relationships with key opinion leaders will be vital to maintaining any market acceptance we achieve. If too few researchers describe the use of our products, too many researchers shift to a competing product and publish research outlining their use of that product, or too many researchers negatively describe the use of our products in publications, customers may be less willing to engage with us concerning our products, which could materially delay our commercialization plan and/or substantially extend our sales cycles. Moreover, these customers may ultimately be less willing to purchase our products, which would adversely affect our business and future revenue.
Specific, material factors that will influence our ability to achieve market acceptance include the following:
•the ability of our marketing and engagement initiatives to increase awareness of the capabilities of our Nautilus Platform;
•the ability of our Nautilus Platform to demonstrate reliable performance in intended use applications, in particular, when the platform is used by customers in their own research;
•our ability to demonstrate that the functionality and performance of our Nautilus Platform relative to alternative products and technologies justifies the substantial anticipated cost of the platform;
•the willingness of prospective customers to adopt new products and workflows;
•the ease of use of our Nautilus Platform and whether it reliably provides significant advantages over alternative products and technologies;
•the rate of adoption of our Nautilus Platform by biopharmaceutical companies, laboratories, academic institutions and others;
•our ability to develop new products, workflows, and solutions that meet customer requirements;
•the introduction or development and commercialization by competitors of new products or enhancements to existing products with functionality and/or performance similar to our Nautilus Platform; and
•the impact of our investments in product innovation and commercial growth.
We cannot assure you that we will be successful in addressing any of these criteria or any additional criteria that might affect the market acceptance of our products. If we are unsuccessful in achieving and maintaining market acceptance of our Nautilus Platform, our business, financial condition and results of operations would be adversely affected.

We have no experience in manufacturing our products at commercial scale. If we are unable to establish manufacturing capacity by ourselves or with partners in a timely manner after completing development, commercialization of our Nautilus Platform would be delayed, which would result in lost revenue and harm our business.
In order for us to commercialize our Nautilus Platform in volume, we will need to establish internal manufacturing capacity or to contract with one or more manufacturing partners, or both. Our technology is complex, and the manufacturing process for our products will be similarly complex, involving a large number of unique precision parts in addition to the production of various reagents and antibodies. We may encounter unexpected difficulties in manufacturing our Nautilus Platform, including our Proteomic Analysis System and related consumables. Among other factors, we will need to develop reliable supply chains for the various components in our platform and consumables to support large-scale commercial production. In connection with our Nautilus Platform, we intend to utilize over 300 complex reagents and various antibodies in order to generate deep proteomic information at the speed and scale which we expect our Nautilus Platform to perform. Such reagents and antibodies are expected to be more difficult to manufacture and more expensive to procure. There are no assurances that we will be able to build manufacturing or consumable production capacity internally or find one or more suitable manufacturing or production partners, or both, to meet the volume and quality requirements necessary to be successful in the proteomics market. In addition, in connection with establishing third party relationships or sourcing component supplies, including with respect to reagents and antibodies, we may incur costs that are higher than currently expected and that may adversely affect our gross margins and operating results following commercialization. Assuming we complete development of our Nautilus Platform, we may experience manufacturing and product quality issues as we increase the scale of our production. Any delay or inability in establishing or expanding our manufacturing capacity could diminish our ability to develop or sell our products, result in increased or unanticipated costs, result in lost revenue, and seriously harm our business, results of operations and financial condition.
If we are unable to establish an effective commercial organization, including effective distribution channels and sales and marketing functions, we may not be successful in commercializing our Nautilus Platform.
We are only beginning to establish an internal organization focused specifically on the commercialization of our Nautilus Platform. Our initial hiring has focused on senior commercial leadership, and although this leadership has considerable industry experience, in order to achieve substantial revenue growth and profitability, we will be required to develop sales, marketing, distribution, customer service, and customer support capabilities. Staffing of these functions will frequently require individuals with the requisite technical and scientific expertise to establish and support sales of a sophisticated and complex platform for life sciences experimentation. We will be required to expend substantial financial resources to hire personnel and develop our commercial operations prior to commercial launch of our Nautilus Platform. Accordingly, these initiatives will adversely affect our operating expenses prior to us having material off-setting revenue, if any.
To develop these functions successfully, we will face a number of additional risks, including:
•our ability to attract, retain, and manage the sales, marketing, customer service, and customer support force necessary to commercialize and gain market acceptance for our technology, with the additional challenge that many of these new hires will require specific scientific and technological expertise that may be more difficult to find; and
•the time and cost of establishing a specialized sales, marketing and customer service and support force.
In addition to our internal organization, we may seek to enlist one or more third parties to assist with sales, distribution, and customer service and support globally or in certain regions of the world. In certain markets, we could seek to establish partnerships with larger market participants to provide access to their distribution channels and which could also involve scientific or technological collaboration. There is no guarantee, if we do seek to enter into any of these arrangements, that we will be successful in attracting desirable partners or that we will be able to enter into such arrangements on commercially favorable terms. If our commercialization efforts, or those of any third-party partners, are not successful, our Nautilus Platform may not gain market acceptance, which could materially impact our business and results of operations.
Our operating results may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.
Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. In the near term, as we devote substantially all of our resources towards the development and anticipated future commercialization of our Nautilus Platform, specific factors that may result in fluctuations include, without limitation:
•the timing and cost of, and level of investment in, research and development and commercialization activities relating to, our Nautilus Platform;
•our ability to successfully establish and successfully maintain appropriate collaborations and derive revenue from those collaborations; and
•our ability to successfully develop and commercialize our Nautilus Platform on our anticipated timeline.
As we transition from a company with a focus on research and development to a company capable of supporting manufacturing, these fluctuations may also occur due to a variety of other factors, many of which are outside of our control, including, but not limited to:
•the level of demand for any products we are able to commercialize, particularly our Nautilus Platform, which may vary significantly from period to period;
•our ability to drive adoption of our Nautilus Platform in our target markets and our ability to expand into any future target markets;
•the prices at which we will be able to sell our Nautilus Platform;
•the volume and mix of our sales between consumables, instruments and software, or changes in the manufacturing or sales costs related to our products;
•the timing and amount of expenditures that we may incur to develop, commercialize or acquire additional products and technologies or for other purposes, such as the expansion of our facilities;
•changes in governmental funding of life sciences research and development or changes that impact budgets and budget cycles;
•seasonal spending patterns of our customers;
•the timing of when we recognize any revenue;
•future accounting pronouncements or changes in our accounting policies;
•the outcome of any future litigation or governmental investigations involving us, our industry or both;
•higher than anticipated service, replacement and warranty costs;
•the impact of the COVID-19 pandemic on the economy, investment in life sciences and research industries, our business operations, and resources and operations of our customers, suppliers, and distributors; and
•general industry, economic and market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.
The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in us failing to meet the expectations of industry or financial analysts or investors for any period. If we are unable to commercialize products or generate revenue, or if our operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, it could cause the market price of our Common Stock to decline.
The life sciences technology market is highly competitive. If we fail to compete effectively, our business and results of operation will suffer.
We face significant competition in the life sciences technology market. We currently compete with technology and diagnostic companies that supply components, products, and services to customers engaged in proteomics analysis. These companies include Agilent Technologies; Becton, Dickinson and Company; Bruker Corporation; Danaher; Luminex; Olink Proteomics; Quanterix; SomaLogic; Quantum-Si; and Thermo Fisher Scientific. We also compete with a number of emerging companies that are developing proteomic products and solutions.
Some of our current competitors are large publicly-traded companies, or are divisions of large publicly-traded companies, and enjoy a number of competitive advantages over us, including:
•greater name and brand recognition;
•greater financial and human resources;
•broader product lines;
•larger sales forces and more established distributor networks;
•substantial intellectual property portfolios;
•larger and more established customer bases and relationships; and
•better established, larger scale and lower cost manufacturing capabilities.
We cannot assure investors that our products will compete favorably or that we will be successful in the face of increasing competition from products and technologies introduced by our existing or future competitors or by companies entering our markets or that are developed by our customers internally. In addition, we cannot assure investors that our competitors do not have or will not develop products or technologies that currently or in the future will enable them to produce competitive products with superior functionality or performance or at lower costs than ours or that are able to run comparable experiments at a lower total experiment cost. Any failure to compete effectively could materially and adversely affect our business, financial condition and operating results.
Our business will depend significantly on research and development spending by pharmaceutical companies as well as by academic institutions and other research institutions. Any reduction in spending could limit demand for our products and adversely affect our business, results of operations, financial condition and prospects.
We expect that our revenue in the foreseeable future will be derived primarily from sales of our Nautilus Platform to biotechnology companies and life science laboratories worldwide, and to a lesser extent, academic institutions and non-profit organizations. Our success will depend upon demand for and use of our products. Accordingly, the spending policies of these customers could have a significant effect on the demand for our technology. These policies may be based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of equipment, policies regarding spending during recessionary periods and changes in the political climate. In addition, academic, governmental and other research institutions that fund research and development activities may be subject to stringent budgetary constraints that could result in spending reductions, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers to purchase our products. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. For example, reductions in capital expenditures by these customers may result in lower than expected system sales and, similarly, reductions in operating expenditures by these customers could result in lower than expected sales of our Nautilus Platform. These reductions and delays may result from factors that are not within our control, such as:
•changes in economic conditions;
•changes in government programs that provide funding to research institutions and companies;
•changes in the regulatory environment affecting life science and Ag-Bio companies engaged in research and commercial activities;
•differences in budget cycles across various geographies and industries;
•market-driven pressures on companies to consolidate operations and reduce costs;
•mergers and acquisitions in the life science and Ag-Bio industries; and
•other factors affecting research and development spending.
Any decrease in our customers’ budgets or expenditures or in the size, scope or frequency of capital or operating expenditures as a result of the foregoing or other factors could materially and adversely affect our business, results of operations, financial condition, and prospects.
Even if our Nautilus Platform is commercialized and achieves broad scientific and market acceptance, if we fail to improve it or introduce compelling new products, our revenue and our prospects could be harmed.
The life sciences industry is characterized by rapid and significant technological changes, frequent new product introductions and enhancements and evolving industry standards. Even if we are able to commercialize our Nautilus Platform and achieve broad scientific and market acceptance, our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our Nautilus Platform and to introduce compelling new products. The success of any enhancement to our Nautilus Platform or introduction of new products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies, freedom from intellectual property encumbrance, appropriately timed and staged introduction and overall market acceptance. Any new product or enhancement to our Nautilus Platform that we develop may not be introduced in a timely or cost-effective manner, may contain defects, errors, vulnerabilities or bugs, or may not achieve the market acceptance necessary to generate significant revenue.
The typical development cycle of new life sciences products can be lengthy and complicated, and may require new scientific discoveries or advancements, considerable resources and complex technology and engineering. Such developments may involve external suppliers and service providers, making the management of development projects complex and subject to risks and uncertainties regarding timing, timely delivery of required components or services and satisfactory technical performance of such components or assembled products. If we do not achieve the required technical specifications or successfully manage new product development processes, or if development work is not performed according to schedule, then such new technologies or products may be adversely impacted. If we are unable to successfully develop new products, enhance our proteomics product platform to meet customer requirements, compete with alternative products, or otherwise gain and maintain market acceptance, our business, results of operations and financial condition could be harmed.
We have a limited operating history, which may make it difficult to evaluate our current business and the prospects for our future viability, and to predict our future performance.
We are a life sciences technology company with a limited operating history. We have not completed development of our Nautilus Platform or any other products and have not generated any revenue to date. Our operations to date have been limited to developing our Nautilus Platform. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. Consequently, predictions about our future success or viability are highly uncertain and may not be as accurate as they could be if we had a longer operating history or a company history of successfully developing and commercializing products.
In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. We will eventually need to transition from a company with a focus on research and development to a company capable of supporting manufacturing and commercial activities as well, and we may not be successful in such a transition. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in emerging and rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, financial condition and results of operations could be adversely affected.
We may need to raise additional capital to fund our development and commercialization plans.
Based on our current plans, we believe that our available resources and existing cash and cash equivalents, including the net proceeds from the Business Combination and PIPE Financing, will be sufficient to meet our anticipated cash requirements for at least 12 months from the date of this prospectus. If our available resources and existing cash and cash equivalents are insufficient to satisfy our liquidity requirements, including because of the realization of other risks described in this prospectus, we may be required to raise additional capital prior to such time through issuances of equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing.
We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing or acquisition opportunities or for other reasons, including:
•funding development and marketing efforts of our Nautilus Platform or any other future products;
•increasing our sales and marketing and other commercialization efforts to drive market adoption of our Nautilus Platform, once commercialized;
•expanding our technologies into additional markets;
•preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•acquiring, licensing or defending against third party intellectual property rights;
•acquiring or investing in complementary technologies, businesses or assets; and
•financing capital expenditures and general and administrative expenses.
Our present and future funding requirements will depend on many factors, including:
•delays in execution of our development plans;
•the scope and timing of our investment in our sales, marketing, and distribution capabilities;
•changes we may make to our business that affect ongoing operating expenses;
•the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•changes we may make in our business or commercialization strategy;
•changes we may make in our research and development spending plans;
•our need to implement additional infrastructure and internal systems;

•the impact of the COVID-19 pandemic; and
•other items affecting our forecasted level of expenditures and use of cash resources including potential acquisitions.
The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. If we raise funds by issuing debt securities, those debt securities could have rights, preferences and privileges senior to those of holders of our Common Stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations or licensing arrangements, we might be required to relinquish significant rights to our technologies or products or grant licenses on terms that are not favorable to us.
If we are unable to obtain adequate financing or financing on terms satisfactory to us, if we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which would harm our business.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in a timely manner, or at all. In addition, any testing by us conducted in connection with Section 404(a) of the Sarbanes-Oxley Act of 2002 (“SOX”) or any subsequent testing by us independent registered public accounting firm in connection with Section 404(b) of SOX, may reveal deficiencies in our internal controls over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Common Stock.
We will be required to disclose material changes made in our internal controls over financing reporting and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. We will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an “emerging growth company” under the Tax Cuts and Jobs Act of 2017 (the “JOBS Act”), we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, for as long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of SOX.
To achieve compliance with Section 404(a) of SOX within the prescribed period, we have engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively and implement a continuous reporting and improvement process for internal control over financial reporting.
An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not identify. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operation could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Common Stock.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and estimates and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, and expenses that are not readily apparent from other sources. For example, in connection with the implementation of the new revenue accounting standard if and when we have product sales, management makes judgments and assumptions based on our interpretation of the new standard. The new revenue standard is principle-based, and interpretation of those principles may vary from company to company based on their unique circumstances. It is possible that interpretation, industry practice and guidance may evolve as we apply the new standard. If our assumptions underlying our estimates and judgements relating to our critical accounting policies change or if actual circumstances differ from our assumptions, estimates or judgements, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Common Stock.
The unaudited pro forma combined financial information included elsewhere in this prospectus may not be indicative of what our actual financial position or results of operations would have been.
The unaudited pro forma combined financial information included elsewhere in this prospectus is presented for illustrative purposes only and does not necessarily reflect what New Nautilus’ financial condition or results of operations would have been had the Business Combination and the PIPE Financing occurred on the dates indicated. Further, the unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of New Nautilus. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma combined financial statements and are subject to change as additional information becomes available and analyses are performed.
We are an “emerging growth company” and a “smaller reporting company” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our Common Stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted by SEC rules and plan to rely on exemptions from certain disclosure requirements that are applicable to other SEC registered public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of SOX, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. In this prospectus, not all of the executive compensation related information that would be required if we were not an emerging growth company has been included. To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after we cease to qualify as an emerging growth company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we files with the SEC. We cannot predict whether investors will find our Common Stock less attractive if we rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
The size of the markets for our Nautilus Platform may be smaller than estimated, and new market opportunities may not develop as quickly as we expect, or at all, limiting our ability to successfully sell our products.
The market for proteomics technologies and products is evolving, making it difficult to predict with any accuracy the size of the markets for our current and future products, including our Nautilus Platform. Our estimates of the total addressable market for our current and future products, including with respect to the proteomics market, the diagnostic market, and the mass spectrometry market, are based on a number of internal and third-party estimates and assumptions. In particular, our estimates are based on our expectations that researchers in the market for certain life sciences research tools and technologies will view our products as competitive alternatives to, or better options than, existing tools and technologies. We also expect researchers will recognize the ability of our products to complement, enhance and enable new applications of their current tools and technologies. We expect them to recognize the value proposition offered by our products enough to purchase our products in addition to the tools and technologies they already own. Underlying each of these expectations are a number of estimates and assumptions that may be incorrect, including the assumptions that government or other sources of funding will continue to be available to life sciences researchers at times and in amounts necessary to allow them to purchase our products and that researchers have sufficient samples and an unmet need for performing proteomics studies at scale across thousands of samples. In addition, sales of new products into new market opportunities may take years to develop and mature and we cannot be certain that these market opportunities will develop as we expect. New life sciences technology may not be adopted until the consistency and accuracy of such technology, method or device has been proven. As a result, the sizes of the annual total addressable market for new markets and new products are even more difficult to predict. Our product is an innovative new product, and while we draw comparisons between the evolution and growth of the genomics market, the proteomics market may develop more slowly or differently. In addition, our Nautilus Platform may not impact the field of proteomics in the same manner or degree, or within the same time frame, that NGS technologies have impacted the field of genomics, or at all. While we believe our assumptions and the data underlying our estimates of the total addressable market for our products are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates, or those underlying the third-party data we have used, may change at any time, thereby reducing the accuracy of our estimates. As a result, our estimates of the total addressable market for our products may be incorrect.
The future growth of the market for our current and future products depends on many factors beyond our control, including recognition and acceptance of our products by the scientific community and the growth, prevalence and costs of competing products and solutions. Such recognition and acceptance may not occur in the near term, or at all. If the markets for our current and future products are smaller than estimated or do not develop as we expect, our growth may be limited and our business, financial condition and operational results of operations could be adversely affected.
We are dependent on single source suppliers for some of the components and materials used in our Nautilus Platform, and the loss of any of these suppliers could harm our business.
We rely on single source suppliers for certain components and materials used in our Nautilus Platform, including our click-reagent modified oligos, glass that is nano-fabricated into our biochips and high-speed stage used in the instrument. The loss of any of these single source suppliers would require us to expend significant time and effort to locate and qualify an alternative source of supply for these components. Though we do not currently have contracts for third parties to provide manufacturing capabilities for our Nautilus Platform, if we are successful in reaching the point of manufacturing our products for commercialization, we may rely on a single company for such manufacturing. Any contractual disputes between us and such manufacturer or loss of manufacturing ability by such manufacturer could similarly require significant time, effort and expense to locate and qualify an alternative source of manufacturing, which could materially harm our business.
We also rely, and expect to continue to rely, on third-party manufacturers and, in many cases, single third-party manufacturers for the production of certain reagents and antibodies needed to generate the deep proteomic information at the speed and scale which we expect our Nautilus Platform to perform. With respect to any antibodies or reagents that are single sourced, the loss of any suppliers would require significant time and effort to locate and qualify an alternative source of supply. Such reagents and antibodies may also become scarce, more expensive to procure, or not meet quality standards, and we may not be able to obtain favorable terms in agreements with suppliers. Given their complexity, our suppliers may not be able to provide these reagents and antibodies in a cost-effective manner or in a time frame that is consistent with our expected future needs. If our suppliers cease or interrupt production or if suppliers fail to supply materials, products or services to us for any reason, such interruption could delay development, or interrupt the commercial supply, with the potential for additional costs and lost revenue. If this were to occur, we might also need to seek alternative means to fulfill our manufacturing needs. Any such transition would require significant efforts in testing and validation and could result in delays or other issues, which could materially harm our business.
Our products could have unknown defects or errors, which may give rise to claims against us and adversely affect market adoption of our Nautilus Platform.
Our Nautilus Platform utilizes novel and complex technology applied on a microscopic scale, using key components that are not amenable to full characterization or quality assessment using conventional techniques or instrumentation, and such systems may develop or contain undetected defects or errors. We cannot assure you that material performance problems, defects or errors will not arise, and as we increase the density and integration of our Nautilus Platform, these risks may increase. We expect to provide warranties that our Nautilus Platform will meet performance expectations or be free from defects. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our operating margins.
In manufacturing our Nautilus Platform, we depend upon third parties for the supply of various components. Many of these components require a significant degree of technical expertise to produce. If our suppliers fail to produce components to specification, or if the suppliers, or we, use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised.
If our products contain defects, we may experience:
•a failure to achieve market acceptance or expansion of our product sales;
•loss of customer orders and delay in order fulfillment;
•damage to our brand reputation;
•increased cost of our warranty program due to product repair or replacement;
•product recalls or replacements;
•inability to attract new customers;
•diversion of resources from our manufacturing and research and development departments into our service department; and
•legal claims against us, including product liability claims, which could be costly and time consuming to defend and result in substantial damages.
The occurrence of any one or more of the foregoing could negatively affect our business, financial condition and results of operations.

If we commercialize our Nautilus Platform outside of the United States, our international business could expose us to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.
If we commercialize our Nautilus Platform outside of the United States, our international business may be adversely affected by changing economic, political and regulatory conditions in foreign countries. Engaging in international business inherently involves a number of difficulties and risks, including:
•required compliance with existing and changing foreign regulatory requirements and laws;
•required compliance with U.S. laws such as the Foreign Corrupt Practices Act, and other U.S. federal laws and regulations established by the office of Foreign Asset Control;
•export or import restrictions;
•laws and business practices favoring local companies;
•foreign currency exchange, longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
•political and economic instability;
•changes in social, economic, and political conditions or in laws, regulations and policies governing foreign trade, intellectual property, manufacturing, research and development, and investment both domestically as well as in the other countries and jurisdictions in which we operate and into which we may sell our products including as a result of the separation of the United Kingdom from the European Union (Brexit);
•potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers;
•difficulties and costs of staffing and managing foreign operations; and
•difficulties protecting, maintaining, enforcing or procuring intellectual property rights.
If one or more of these risks occurs, it could require us to dedicate significant resources to remedy such occurrence, and if we are unsuccessful in finding a solution, our financial results will suffer.
In addition, if we commercialize our Nautilus Platform outside of the United States, we intend to rely on distributors for sales of our Nautilus Platform and related products. To do so we must attract distributors and maintain distributors to maximize the commercial opportunity for our platform. There is no guarantee that we will be successful in attracting or retaining desirable sales and distribution partners or that we will be able to enter into such arrangements on favorable terms. Distributors may not commit the necessary resources to market and sell our Nautilus Platform and related products to the level of our expectations or may choose to favor marketing the products of our competitors. If current or future distributors do not perform adequately, or we are unable to enter into effective arrangements with distributors in particular geographic areas, we may not realize long-term international revenue growth and our financial results will suffer.
Demand for our technology could be reduced by legal, social and ethical concerns surrounding the use of genetic information and biological materials.
Our products may be used to provide genetic information or analyze biological materials from humans and other living organisms. The information obtained from our products could be used in a variety of applications, which may have underlying legal, social and ethical concerns, including the genetic engineering or modification of agricultural products, testing for genetic predisposition for certain medical conditions and stem cell research. Governmental authorities could, for safety, social or other purposes, call for limits on or impose regulations on the use of genetic testing or the use of certain biological materials. Such concerns or governmental restrictions could limit the use of our products, which could have a material adverse effect on our business, financial condition and results of operations.
If we are sued for product liability, we could face substantial liabilities that exceed our resources.
The marketing, sale and use of our products could lead to the filing of product liability claims were someone to allege that our products identified inaccurate or incomplete information regarding the proteins analyzed or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend. We maintain product liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability claims. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current customers to terminate existing agreements and potential partners to seek other partners, any of which could adversely impact our business, financial condition and results of operations.
We have broad discretion in the use of the net proceeds from the Business Combination and the PIPE Financing and may not use them effectively.
We cannot specify with certainty the particular uses of the net proceeds we received from the Business Combination and the PIPE Financing. Our management will have broad discretion in the application of the net proceeds. Our management may spend a portion or all of the net proceeds in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from the Business Combination and the PIPE Financing in a manner that does not produce income or that loses value.
Risks Related to Our Intellectual Property
If we are unable to obtain and maintain sufficient intellectual property protection for our products and technology, or if the scope of our intellectual property protection obtained is not sufficiently broad, competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be impaired.
Our commercial success depends in part on our ability to protect our intellectual property and proprietary technologies. We rely on patent protection, where appropriate and available, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If we fail to obtain, maintain and protect our intellectual property, third parties may be able to compete more effectively against us. In addition, we may incur substantial costs related to litigation or other patent proceedings in our attempts to recover or restrict use of our intellectual property.
To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate coverage of our competitors’ products, our competitive position could be adversely affected, as could our business, financial condition, results of operations and prospects. Both the patent application process and the process of managing patent and other intellectual property disputes are generally unpredictable, time-consuming and expensive.
Our success depends in large part on our and any future licensor’s ability to obtain and maintain protection of the intellectual property we may own or license, whether solely or jointly, particularly patents, in the United States and other countries with respect to our products and technologies. We apply for patents to protect our products, technologies and commercial activities, as we deem appropriate. However, obtaining and enforcing patents is costly, time-consuming and complex, and we may fail to apply for patents on important products and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. We may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, we may not develop additional proprietary products, methods and technologies that are patentable. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents which may be licensed from or to third parties. In connection with any future licensing arrangements with third parties, these patents and applications may not be prosecuted and enforced by such third parties in a manner consistent with the best interests of our business.
In addition, the patent position of life sciences technology companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. Changes in either the patent laws or in interpretations of patent laws in the United States or other jurisdictions may diminish the value of our intellectual property. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if issued, the patents may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages, or may be challenged, narrowed or invalidated by third parties. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. It is possible that third parties will design around our current or future patents such that we cannot prevent such third parties from using similar technologies and commercializing similar products to compete with us. Some of our owned or any future licensed patents or patent applications may be challenged at a future point in time and we may not be successful in defending any such challenges made against our patents or patent applications. Any successful third-party challenge to our patents could result in diminished or lost rights, for example, due to narrowing, unenforceability or invalidity of such patents and increased competition to our business. The outcome of patent litigation or other proceedings is generally uncertain, and any attempt by us to enforce our patent rights against others or to challenge the patent rights of others may not be successful, or, regardless of success, may take substantial time and result in substantial cost, and may divert our efforts and attention from other aspects of our business. Any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.
The U.S. law relating to the patentability of certain inventions in the life sciences technology industry is uncertain and rapidly changing, which may adversely impact our existing patents or our ability to obtain patents in the future.
Changes in either the patent laws or interpretation of the patent laws in the United States or in other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In the last decade, the US Congress made sweeping changes to patent law in passing the America Invents Act (AIA). These changes include, among others, allowing third-party submission of prior art to the United States Patent and Trademark Office (USPTO) during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The changes brought about by the AIA have not been extensively tested, and therefore increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Various courts, including the U.S. Supreme Court, have recently rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to our technology and commercial goals. Specifically, these decisions have substantially increased the probability that patent claims will be ruled patent ineligible for reciting a natural phenomenon, law of nature or abstract idea. Furthermore, in view of these decisions, since December 2014, the USPTO has published and continues to publish revised guidelines for patent examiners to apply when examining claims for patent eligibility. Patent claims relating to software algorithms, biologically-derived reagents, methods for analyzing biological systems and other subject matters that underlies our technology and commercial goals are impacted by these changes.
Actions taken by the U.S. Congress, federal courts and USPTO have from time to time narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations.

Similar changes have been made by authorities in other jurisdictions. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, such changes create uncertainty with respect to the value of patents, once obtained. Depending on decisions by authorities in various jurisdictions, the laws and regulations governing patents could change in unpredictable ways that may have a material adverse effect on our ability to obtain new patents and to defend and enforce our existing patents and patents that we might obtain in the future.
We cannot assure you that our patent portfolio will not be negatively impacted by the current uncertain state of the law, new court rulings or changes in guidance or procedures issued by governments or patent offices around the world. From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability, scope and validity of patents within the life sciences technology and any such changes, or any similar adverse changes in the patent laws of other jurisdictions, could have a negative impact on our business, financial condition, prospects and results of operations.
We may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on our Nautilus Platform in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States.
The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and we and any future licensor may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we and any future licensor may not be able to prevent third parties from practicing our inventions in some or all countries outside the United States, or from selling or importing products made using our or any future licensor’s inventions in and into the United States or other jurisdictions. Competitors and other third parties may be able to use our technologies in jurisdictions where we have not obtained patent protection to develop our own products and technologies and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. We and any future licensor’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the misappropriation or other violations of our intellectual property rights including infringement of our patents in such countries. The legal systems in certain countries may also favor state-sponsored companies or companies headquartered in particular jurisdictions over our patents and other intellectual property protection. The absence of harmonized intellectual property protection laws and effective enforcement makes it difficult to ensure consistent respect for patent, trade secret, and other intellectual property rights on a worldwide basis. As a result, it is possible that we will not be able to enforce our rights against third parties that misappropriate our proprietary technology in those countries.
Proceedings to enforce our or any future licensor’s patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our and any future licensor’s patents at risk of being invalidated or interpreted narrowly and our and any future licensor’s patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We and any future licensor may not prevail in any lawsuits that we and any future licensor initiates, or that are initiated against us or any future licensor, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our products, services and other technologies and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may become involved in lawsuits to defend against third-party claims of infringement, misappropriation or other violations of intellectual property or to protect or enforce our intellectual property, any of which could be expensive, time consuming and unsuccessful, and may prevent or delay our development and commercialization efforts.
Litigation may be necessary for us to enforce our patent and proprietary rights and/or to determine the scope, coverage and validity of others’ proprietary rights. Litigation on these matters has been prevalent in our industry and we expect that this will continue. To determine the priority of inventions, we may have to initiate and participate in interference proceedings declared by the U.S. Patent and Trademark Office that could result in substantial legal fees and could substantially affect the scope of our patent protection. Also, our intellectual property may be subject to significant administrative and litigation proceedings such as invalidity, unenforceability, re-examination and opposition proceedings against our patents. The outcome of any litigation or other proceeding is inherently uncertain and might not be favorable to us, and we might not be able to obtain licenses to technology that we require or a competitor may have already obtained an exclusive license to such technology in all fields. Even if such licenses are obtainable, they may not be available at a reasonable cost. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. In some cases, the outcome of litigation may be to enjoin us from commercializing a patent protected technology. We could encounter delays in product introductions, or interruptions in product sales, as we develop alternative methods or products.
In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity, scope and coverage of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail.
Our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties. Numerous significant intellectual property issues have been litigated, and will likely continue to be litigated, between existing and new participants in the life sciences market and competitors may assert that our products infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets. Third parties may assert that we are employing our proprietary technology without authorization. We are aware that there are issued third party patents that are in the general proteomics field. Specifically, we are aware of various U.S. patents and U.S. non-provisional applications assigned to Washington University and the National Institute of Health, with claims directed to characterizing and identifying a polypeptide strand.
In addition, our competitors and others may have patents or may in the future obtain patents and may claim that use of our products infringes these patents. As we move into new markets and applications for our products, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing or preventing our entry into such markets, or as a means to extract substantial license and royalty payments from us.
Issued patents covering our products could be found invalid or unenforceable if challenged.
Our owned and any future licensed patents and patent applications may be subject to validity, enforceability and priority disputes. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference or other similar proceedings. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, if we or any future licensor initiates legal proceedings against a third party to enforce a patent covering our products, the defendant could counterclaim that such patent covering our products, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. There are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including, but not limited to, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the relevant patent office, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include ex parte re-examination, inter partes review, post-grant review, derivation and equivalent proceedings in non-U.S. jurisdictions, such as opposition proceedings. Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover and protect our products. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which us, any future licensor, our patent counsel and the patent examiner were unaware during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant or other third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection for our products and technologies, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license intellectual property or develop or commercialize current or future products.
We may not be aware of all third-party intellectual property rights potentially relating to our products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO, or other similar proceedings in non-U.S. jurisdictions, that could result in substantial cost to us and the loss of valuable patent protection. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States in the last decade allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, regardless of the merit of such proceedings and regardless of whether we are successful, we could experience significant costs and our management may be distracted. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, and our business could be harmed.
We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, including parts of our Nautilus Platform, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to our technologies, these trade secrets and know how will over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel between academic and industry scientific positions.
In addition to pursuing patents on our technology, we takes steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, academic institutions, corporate partners and, when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors or other third parties will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market, business, financial condition, results of operations and prospects.
Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had wrongfully obtained and was using our trade secrets, it would be expensive and time-consuming, it could distract our personnel, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets.
We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third party, absent patent protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Competitors or third parties could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, develop their own competitive technologies that fall outside the scope of our intellectual property rights or independently develop our technologies without reference to our trade secrets. If any of our trade secrets were to be disclosed to or independently discovered by a competitor or other third party, it could materially and adversely affect our business, financial condition, results of operations and prospects.
We may be subject to claims challenging the inventorship of our patents and other intellectual property.
We or any future licensor may be subject to claims that former employees, collaborators or other third parties have an interest in our patents, trade secrets or other intellectual property. For example, us or any future licensor may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our products. In addition, counterparties to our consulting, software development, and other agreements may assert that they have an ownership interest in intellectual property developed under such arrangements. Litigation may be necessary to defend against claims challenging ownership or inventorship of our or any future licensor’s ownership of our patents, trade secrets or other intellectual property. If we or any future licensor fails in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our Nautilus Platform, including our software, workflows, consumables and reagent kits. In such an event, we may be required to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms or at all or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture or commercialization of our products and technologies. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain customers or partners may defer engaging with us until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be able to protect and enforce our trademarks and trade names or build name recognition in our markets of interest thereby harming our competitive position.
The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Further, we have and may in the future enter into agreements with owners of such third-party trade names or trademarks to avoid potential trademark litigation which may limit our ability to use our trade names or trademarks in certain fields of business. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business, financial condition, results of operations and prospects may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.
Patent terms may be inadequate to protect our competitive position on our Nautilus Platform for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. While extensions may be available, the life of a patent, and the protection it affords, is limited. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. Even if patents covering our products are obtained, once the patent life has expired, we may be open to competition from competitive products. If one of our products requires extended development, testing and/or regulatory review, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours, which could have a material adverse effect on our business, financial condition and results of operations.
Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, we may rely on any future licensor to pay these fees due to the U.S. and non-U.S. patent agencies and to take the necessary action to comply with these requirements with respect to any future licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors may be able to enter the market without infringing our patents and this circumstance would have a material adverse effect on our business, financial condition, results of operations and prospects.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed trade secrets of our former employers.
We have employed and expect to employ individuals who were previously employed at universities or other companies, including, for example, our competitors or potential competitors. Although we try to ensure that our employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, advisors, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. Any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with advisors, contractors and consultants. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential products, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. Some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have pre-existing or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Furthermore, we or any future licensor may in the future be subject to claims by former or current employees, consultants or other third parties asserting an ownership right or inventorship in our owned, or any future licensed, patents or patent applications. For example, our Founder and Chief Scientist is employed by Stanford University and a member of the Stanford Cancer Institute. Stanford University and the Stanford Cancer Institute may assert an ownership right in any of our owned patents or patent applications. We may have other consultants that are or have been employed by third parties, which may assert an ownership right in any of our owned patents or patent applications. In addition, we are aware that we might not be able to obtain ownership of or seek a license to any intellectual property developed during a research collaboration with a third party. An adverse determination in any such proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology, without payment to us, or could limit the duration of the patent protection covering our technology and products. Such challenges may also result in our inability to develop, manufacture or commercialize our products without infringing third-party patent rights. Any of the foregoing could harm our business, financial condition, results of operations and prospects.
If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new products in the future.
We may identify third-party technology that we may need to license or acquire in order to develop or commercialize our products or technologies, including our Nautilus Platform. However, we may be unable to secure such licenses or acquisitions. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources, or greater development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us.
We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. In return for the use of a third party’s technology, we may agree to pay the licensor royalties based on sales of our products or services. Royalties are a component of cost of products or technologies and affect the margins on our products. We may also need to negotiate licenses to patents or patent applications before or after introducing a commercial product. We may not be able to obtain necessary licenses to patents or patent applications, and our business may suffer if we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensor fails to abide by the terms of the license or fails to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable.

Our use of open source software and failure to comply with the terms of the underlying open source software licenses could impose limitations on our ability to commercialize our products and provide third parties to our proprietary software.
Our products utilize open source software that contain modules licensed for use from third-party authors under open source licenses. In particular, some of the software may be provided under license arrangements that allow use of the software for research or other noncommercial purposes. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source software licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source software licenses contain requirements that the licensee make its source code publicly available if the licensee creates modifications or derivative works using the open source software, depending on the type of open source software the licensee uses and how the licensee uses it. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source software licenses, be required to release the source code of our proprietary software to the public for free. This would allow our competitors and other third parties to create similar products with less development effort and time and ultimately could result in a loss of our product sales and revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, some companies that use third-party open source software have faced claims challenging their use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by third parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to compromise or attempt to compromise our technology platform and systems.
Although we review and monitors our use of open source software to avoid subjecting our proprietary software to conditions we do not intend, the terms of many open source software licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products and proprietary software. Moreover, we cannot assure investors that our processes for monitoring and controlling our use of open source software in our products will be effective. If we are held to have breached the terms of an open source software license, we could be subject to damages, required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•others may be able to make products that are similar to products and technologies we may develop or may be able to utilize similar technologies that are not covered by the claims of the patents that we own or licenses now or in the future;
•we, or any future licensor(s), might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;
•we, or any future licensor(s), might not have been the first to file patent applications covering certain of our or their inventions;
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our owned or future licensed intellectual property rights;
•it is possible that our pending patent applications or those that we may license or own in the future will not lead to issued patents;

•issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we may not develop additional proprietary technologies that are patentable;
•the patents of others may harm our business; and
•We may choose not to file a patent for certain trade secrets or know-how, and a third party may independently derive, use, commercialize, publish or patent such intellectual property.
Should any of these events occur, they could materially adversely affect our business, financial condition, results of operations and prospects.
Risks Related to Regulatory and Legal Compliance Matters
Although our products currently are not labeled or intended for any use which would subject us to regulation by the FDA or other regulatory authorities, if we elect to label and promote any of our products as clinical or medical device products, we would be subject to regulation in the future and would be required to obtain prior approval or clearance by the FDA or other regulatory authorities, which could take significant time and expense and could fail to result in FDA clearance or approval for the intended uses we believe are commercially attractive.
Our products are currently labeled and promoted, and are, and in the near-future will be, sold primarily to research companies and academic and research institutions as research use only (“RUO”) products, and are not currently intended to be used, for clinical diagnostic tests or as medical devices. If we elect to label and market our products for use as, or in the performance of, clinical diagnostics in the United States, thereby subjecting them to FDA regulation as medical devices, we would be required to obtain premarket 510(k) clearance or premarket approval from the FDA, unless an exception applies.
We may in the future register with the FDA as a medical device manufacturer and list some of our products with the FDA pursuant to an FDA Class I listing for general purpose laboratory equipment. While this regulatory classification is exempt from certain FDA requirements, such as the need to submit a premarket notification commonly known as a 510(k) application, and some of the requirements of the FDA’s Quality System Regulations (the “QSRs”), we would be subject to ongoing FDA “general controls,” which include compliance with FDA regulations for labeling, inspections by the FDA, complaint evaluation, corrections and removals reporting, promotional restrictions, reporting adverse events or malfunctions for our products, and general prohibitions against misbranding and adulteration.
In addition, we may in the future submit 510(k) premarket notification applications to the FDA to obtain FDA clearance of certain of our products on a selective basis. It is possible, in the event we elect to submit 510(k) applications for certain of our products, that the FDA would take the position that a more burdensome premarket application, such as a premarket approval application (“PMA”) or a de novo application is required for some of our products. If such applications were required, greater time and investment would be required to obtain FDA approval. Even if the FDA agreed that a 510(k) was appropriate, FDA clearance can be expensive and time consuming. It can take a significant amount of time to prepare and submit a 510(k) application, including conducting appropriate testing on our products, and several months to years for the FDA to review a submission. Notwithstanding the effort and expense, FDA clearance or approval could be denied for some or all of our products for which we choose to market as a medical device or a clinical diagnostic device. Even if we were to seek and obtain regulatory approval or clearance, it may not be for the intended uses we request or that we believe are important or commercially attractive. There can be no assurance that future products for which we may seek premarket clearance or approval will be cleared or approved by the FDA or a comparable foreign regulatory authority on a timely basis, if at all, nor can there be assurance that labeling claims will be consistent with our anticipated claims or adequate to support continued adoption of such products. Compliance with FDA or comparable foreign regulatory authority regulations will require substantial costs, and subject us to heightened scrutiny by regulators and substantial penalties for failure to comply with such requirements or the inability to market our products. The lengthy and unpredictable premarket clearance or approval process, as well as the unpredictability of the results of any required clinical studies, may result in our failing to obtain regulatory clearance or approval to market such products, which would significantly harm our business, results of operations, reputation, and prospects.
If we sought and received regulatory clearance or approval for certain of our products, we would be subject to ongoing FDA obligations and continued regulatory oversight and review, including the general controls listed above and the FDA’s QSRs for our development and manufacturing operations. In addition, we may be required to obtain a new 510(k) clearance before we could introduce subsequent modifications or improvements to such products. We could also be subject to additional FDA post-marketing obligations for such products, any or all of which would increase our costs and divert resources away from other projects. If we sought and received regulatory clearance or approval and are not able to maintain regulatory compliance with applicable laws, we could be prohibited from marketing our products for use as, or in the performance of, clinical diagnostics and/or could be subject to enforcement actions, including warning letters and adverse publicity, fines, injunctions, and civil penalties; recall or seizure of products; operating restrictions; and criminal prosecution.
In addition, we could decide to seek regulatory clearance or approval for certain of our products in countries outside of the United States. Sales of such products outside the United States will likely be subject to foreign regulatory requirements, which can vary greatly from country to country. As a result, the time required to obtain clearances or approvals outside the United States may differ from that required to obtain FDA clearance or approval and we may not be able to obtain foreign regulatory approvals on a timely basis or at all. Once the Brexit transition period ends, for medical device products we intend to market in the U.K., we will be subject to regulatory requirements of the Medicines and Healthcare products Regulatory Agency (the “MHRA”). These foreign regulations and any future requirements that may be implemented by regulatory authorities will increase the difficulty of obtaining and maintaining regulatory approvals and compliance in Europe in the future. In addition, the FDA regulates exports of medical devices. Failure to comply with these regulatory requirements or obtain and maintain required approvals, clearances or certifications could impair our ability to commercialize our products for diagnostic use outside of the United States.
Our products could become subject to government regulation as medical devices by the FDA and other regulatory agencies even if we do not elect to seek regulatory clearance or approval to market our products for diagnostic purposes, which would adversely impact our ability to market and sell our products and harm our business. If our products become subject to FDA regulation, the regulatory clearance or approval and the maintenance of continued and post-market regulatory compliance for such products will be expensive, time-consuming, and uncertain both in timing and in outcome.
We do not currently expect our Nautilus Platform to be subject to the clearance or approval of the FDA, as it is not intended to be used for the diagnosis, treatment or prevention of disease. However, as we expand our product line and the applications and uses of our current or products into new fields, certain of our future products could become subject to regulation by the FDA, or comparable international agencies, including requirements for regulatory clearance or approval of such products before they can be marketed. Also, even if our products are labeled, promoted, and intended as RUO, the FDA or comparable agencies of other countries could disagree with our conclusion that our products are intended for research use only or deem our sales, marketing and promotional efforts as being inconsistent with RUO products. For example, our customers may independently elect to use our RUO labeled products in their own laboratory developed tests (“LDTs”) for clinical diagnostic use. While the FDA has traditionally exercised enforcement discretion with LDTs, the FDA could take the view that our sale of our RUO labeled products were made with the knowledge that the products will be used as medical devices, and could therefore subject our products to government regulation, and the regulatory clearance or approval and maintenance process for such products may be uncertain, expensive, and time-consuming. Regulatory requirements related to marketing, selling, and distribution of RUO products could change or be uncertain, even if clinical uses of our RUO products by our customers were done without our consent. If the FDA or other regulatory authorities assert that any of our RUO products are subject to regulatory clearance or approval, our business, financial condition, or results of operations could be adversely affected.

The FDA has historically exercised enforcement discretion in not enforcing the medical device regulations against laboratories offering LDTs. Recently, as part of the Trump Administration’s efforts to combat COVID-19 and consistent with the President’s direction in Executive Orders 13771 and 13924, the Department of Health and Human Services (the “HHS”) announced rescission of guidance and other informal issuances of the FDA regarding premarket review of LDT absent notice-and-comment rulemaking, stating that, absent notice-and-comment rulemaking, those seeking approval or clearance of, or an emergency use authorization, for an LDT may nonetheless voluntarily submit a premarket approval application, premarket notification or an Emergency Use Authorization request, respectively, but are not required to do so. However, laboratories opting to use LDTs without FDA premarket review or authorization would not be eligible for liability protection under the Public Readiness and Emergency Preparedness Act. While this action by HHS is expected to reduce the regulatory burden on clinical laboratories certified under the Clinical Laboratory Improvement Amendments of 1988 that develop LDTs, it is unclear how this action as well as future legislation by federal and state governments and the FDA will impact the industry, including our business and that of our customers. Such HHS measure may compel the FDA to formalize earlier enforcement discretionary policies and informal guidance through notice-and-comment rulemaking, impose further restrictions on LDTs, and/or regulate biospecimen sample collection products distributed by laboratories as separate medical devices subject to FDA regulation independent from LDT regulation. HHS’ rescission policy may change over time. Congress could also enact legislation restricting LDTs. Any restrictions on LDTs by the FDA, HHS, Congress, or state regulatory authorities may decrease the demand for our products. The adoption of new restrictions on RUO products, whether by the FDA or Congress, could adversely affect demand for our specialized reagents and instruments. Further, we could be required to obtain premarket clearance or approval before we can sell our products to certain customers.
Further, sales of devices for diagnostic purposes may subject us to additional healthcare regulation and enforcement by the applicable government agencies. Such laws include, without limitation, state and federal anti-kickback or anti-referral laws, healthcare fraud and abuse laws, false claims laws, privacy and security laws, the Physician Payments Sunshine Act and related transparency and manufacturer reporting laws, and other laws and regulations applicable to medical device manufacturers.
Additionally, on November 25, 2013, the FDA issued Final Guidance “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only.” This guidance emphasizes that the FDA will review the totality of the circumstances when it comes to evaluating whether equipment and testing components are properly labeled as RUO. This guidance states that merely including a labeling statement that the product is for research purposes only will not necessarily render the device exempt from the FDA’s clearance, approval, and other regulatory requirements if the circumstances surrounding the distribution, marketing and promotional practices indicate that the manufacturer knows its products are, or intends for its products to be, used for clinical diagnostic purposes. These circumstances may include written or verbal sales and marketing claims or links to articles regarding a product’s performance in clinical applications and a manufacturer’s provision of technical support for clinical applications.
We are currently subject to, and may in the future become subject to additional, U.S. federal and state laws and regulations imposing obligations on how we collect, store and processes personal information. Our actual or perceived failure to comply with such obligations could harm our business. Ensuring compliance with such laws could also impair our efforts to maintain and expand our future customer base, and thereby decrease our revenue.
In the ordinary course of our business, we currently, and, in the future, will, collect, store, transfer, use or process sensitive data, including personally identifiable information of employees, and intellectual property and proprietary business information owned or controlled by us and other parties. The secure processing, storage, maintenance, and transmission of this critical information are vital to our operations and business strategy. We are, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects.

In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act (the “CCPA”), which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In November 2020, California passed the California Privacy Rights Act (the “CPRA”), which amends and expands the CCPA. While most of the substantive provisions in CPRA will not take effect until 2023 and although the CCPA includes exemptions for certain clinical trial data, the law may increase our compliance costs and potential liability with respect to other personal information we collect about California customers. It is possible that these consumer, health-related and data protection laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted.
Furthermore, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 (the “HIPAA”), establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, such as the HIPAA, the Health Information Technology for Economic and Clinical Health Act (the “HITECH”), and regulatory penalties. Notice of breaches must be made to affected individuals, the Secretary of the Department of Health and Human Services, and for extensive breaches, notice may need to be made to the media or State Attorneys General. Such a notice could harm our reputation and our ability to compete.
We are in the process of evaluating compliance needs but do not currently have in place formal policies and procedures related to the storage, collection and processing of information, and has not conducted any internal or external data privacy audits, to ensure our compliance with all applicable data protection laws and regulations. Additionally, we do not currently have policies and procedures in place for assessing our third-party vendors’ compliance with applicable data protection laws and regulations. All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure or perceived failure by us or our third-party vendors, collaborators, contractors and consultants to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security, or could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgments, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we expand our development and commercialization activities outside of the United States, we will be subject to an increased risk of inadvertently conducting activities in a manner that violates the U.S. Foreign Corrupt Practices Act and similar laws. If that occurs, we may be subject to civil or criminal penalties which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. We are also subject to the UK Anti-Bribery Act, which prohibits both domestic and international bribery, as well as bribery across both public and private sectors.
If we choose to establish and expand our commercial operations outside of the United States we will need to comply with non-U.S. regulatory requirements, will need to establish and expand business relationships with various third parties, and we will interact more frequently with foreign officials, including regulatory authorities. Expanded programs to maintain compliance with such laws will be costly and may not be effective. Any interactions with any such parties or individuals where compensation is provided that are found to be in violation of such laws could result in substantial fines and penalties and could materially harm our business. Furthermore, any finding of a violation under one country’s laws may increase the likelihood that we will be prosecuted and be found to have violated another country’s laws. If our business practices outside the United States are found to be in violation of the FCPA, UK Anti-Bribery Act or other similar laws, we may be subject to significant civil and criminal penalties which could have a material adverse effect on our financial condition and results of operations.
Environmental and health safety laws may result in liabilities, expenses and restrictions on our operations. Failure to comply with environmental laws and regulations could subject us to significant liability.
Federal, state, local and foreign laws regarding environmental protection, hazardous substances and human health and safety may adversely affect our business. Our research and development operations involve the use of hazardous substances and are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment and disposal of products containing hazardous substances. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Using hazardous substances in our operations exposes us to the risk of accidental injury, contamination or other liability from the use, storage, importation, handling or disposal of hazardous materials. If we or our suppliers’ operations result in the contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and fines, and any liability could significantly exceed our insurance coverage and have a material adverse effect on our business, financial condition and results of operations. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive and noncompliance could result in substantial liabilities, fines and penalties, personal injury and third-party property damage claims and substantial investigation and remediation costs. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our financial condition and operating results.
Our employees, independent contractors, consultants, commercial partners, distributors and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, distributors, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with applicable FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent such misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending our self or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.
Risks Related to our Operations
If we experience a significant disruption in our information technology systems or breaches of data security, our business could be adversely affected.
We rely, or will rely, on information technology systems to keep financial records, facilitate our research and development initiatives, manage our manufacturing operations, maintain quality control, fulfill customer orders, maintain corporate records, communicate with staff and external parties and operate other critical functions. Our information technology systems and those of our vendors and partners are potentially vulnerable to disruption due to breakdown, malicious intrusion and computer viruses or other disruptive events, including, but not limited to, natural disasters and catastrophes. Cyberattacks and other malicious internet-based activity continue to increase and cloud-based platform providers of services have been and are expected to continue to be targeted. Methods of attacks on information technology systems and data security breaches change frequently, are increasingly complex and sophisticated, including social engineering and phishing scams, and can originate from a wide variety of sources. In addition to traditional computer “hackers,” malicious code, such as viruses and worms, employee theft or misuse, denial-of-service attacks and sophisticated nation-state and nation-state supported actors now engage in attacks, including advanced persistent threat intrusions. Despite our efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. In addition, we have not finalized our information technology and data security procedures and therefore, our information technology systems may be more susceptible to cybersecurity attacks than if such security procedures were finalized. Despite any of our current or future efforts to protect against cybersecurity attacks and data security breaches, there is no guarantee that our efforts are adequate to safeguard against all such attacks and breaches. Moreover, it is possible that we may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity incidents.
If our security measures, or those of our vendors and partners, are compromised due to any cybersecurity attacks or data security breaches, including as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business and reputation may be harmed, we could become subject to litigation and we could incur significant liability. If we were to experience a prolonged system disruption in our information technology systems or those of certain of our vendors and partners, it could negatively impact our ability to serve our customers, which could adversely impact our business, financial condition, results of operations and prospects. If operations at our facilities were disrupted, it may cause a material disruption in our business if we are not capable of restoring functionality on an acceptable timeframe. In addition, our information technology systems, and those of our vendors and partners, are potentially vulnerable to data security breaches, whether by internal bad actors, such as employees or other third parties with legitimate access to our or our third-party providers’ systems, or external bad actors, which could lead to the exposure of personal data, sensitive data and confidential information to unauthorized persons. Any such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the exposure of personal information, including sensitive personal information, of our employees, customers and others, any of which could have a material adverse effect on our business, reputation, financial condition and results of operations.
In addition, any such access, disclosure or other loss or unauthorized use of information or data could result in legal claims or proceedings, regulatory investigations or actions, and other types of liability under laws that protect the privacy and security of personal information, including federal, state and foreign data protection and privacy regulations, violations of which could result in significant penalties and fines. Additionally, a new privacy law, the California Privacy Rights Act (CPRA), was approved by California voters in the election on November 3, 2020. The CPRA will modify the California Consumer Privacy Act significantly, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. In addition, U.S. and international laws and regulations that have been applied to protect user privacy (including laws regarding unfair and deceptive practices in the U.S. and GDPR in the E.U.) may be subject to evolving interpretations or applications. Furthermore, defending a suit, regardless of its merit, could be costly, divert management’s attention and harm our reputation. In addition, although we seek to detect and investigate data security incidents, security breaches and other incidents of unauthorized access to our information technology systems and data can be difficult to detect and any delay in identifying such breaches or incidents may lead to increased harm and legal exposure of the type described above. Moreover, there could be public announcements regarding any cybersecurity incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a material adverse effect on the price of our Common Stock.
The cost of protecting against, investigating, mitigating and responding to potential breaches of our information technology systems and data security breaches and complying with applicable breach notification obligations to individuals, regulators, partners and others can be significant. As cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may be unable to manage our anticipated growth effectively.
Our anticipated growth will place significant strains on our management, operational and manufacturing systems and processes, sales and marketing team, financial systems and internal controls and other aspects of our business. We must upgrade our internal business processes and capabilities to create the scalability that a growing business demands. As of June 30, 2021, we had 89 employees. To execute our anticipated growth successfully, we must continue to attract and retain qualified personnel and manage and train them effectively. Developing and commercializing our Nautilus Platform will require us to hire and retain scientific, sales and marketing, software, manufacturing, customer service, distribution and quality assurance personnel. In addition, we expect that we will need to hire additional accounting, finance and other personnel as a public company. As a public company, our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements and effectively manage these growth activities. We may face challenges integrating, developing and motivating our rapidly growing employee base.
Further, our anticipated growth will place additional strain on our suppliers and manufacturing facilities, resulting in an increased need for us to carefully monitor quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.
Our ability to successfully manage our expected growth is uncertain given the fact that we have been in operation only since 2016. As we continue to grow, we will be required to implement more complex organizational management structures and may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative products. If we do not successfully manage our anticipated growth, our business, results of operations, financial condition and prospects will be harmed.

If we are unable to recruit and retain key executives and scientists, we may be unable to achieve our goals.
Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel, particularly Sujal Patel, one of our founders and our Chief Executive Officer, and Parag Mallick, one of our founders and our Chief Scientist.
The loss of the services of any member of our senior management or our scientific or technical staff might significantly delay or prevent the development of our products or achievement of other business objectives by diverting management’s attention to transition matters and identification of suitable replacements, if any, and could have a material adverse effect on our business. We do not maintain fixed term employment contracts with any of our employees and do not maintain key man life insurance on any of our employees.
In addition, our research and product development efforts could be delayed or curtailed if we are unable to attract, train and retain highly skilled employees, particularly, senior scientists and engineers. To expand our research and product development efforts, we need additional people skilled in areas such as molecular and cellular biology, biochemistry, surface chemistry, software, bioinformatics, assay development, mechanical engineering, electrical engineering, optics, fluidics and manufacturing. Competition for these people is intense. Because of the complex and technical nature of our system and the dynamic market in which we compete, any failure to attract and retain a sufficient number of qualified employees could materially harm our ability to develop and commercialize our technology.
We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.
We may in the future seek to acquire or invest in businesses, applications or technologies that we believe could complement or expand our Nautilus Platform or future products, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of our management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.
We have limited experience in acquiring other businesses or technologies. We may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.
The COVID-19 pandemic and efforts to reduce its spread have adversely impacted and are expected to continue to materially and adversely impact, our business and operations.
The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our operations, particularly as a result of preventive and precautionary measures that we, other businesses, and governments are taking. Governmental mandates related to COVID-19 or other infectious diseases, or public health crises, have impacted, and we expect them to continue to impact, our personnel and personnel at our suppliers in the United States and other countries, and the availability or cost of materials, which would disrupt or delay our receipt of instruments, components and supplies from the third parties we rely on. For instance, “stay-at-home” orders were imposed in California, where our primary research and development facility is located, and in Washington state, where our primary corporate facility is located, that required reductions in capacity or shutdowns of businesses as well as the implementation of social distancing protocols and other plans and measures. During March and April of 2020, the volume of ongoing lab work was reduced, and only critical program work in the lab continued with staggered lab employee work shifts to minimize risk of exposure to COVID-19, which has and may continue to disrupt or delay our ability to conduct development activities. Additionally, our suppliers have also been impacted by the COVID-19 pandemic. For example, we have experienced some supply disruptions due to the pandemic, including closures at certain chip manufacturers, which led to extended lead times for certain chips; diversion of certain lab materials needed to support COVID-19 relief efforts; and lower availability of certain reagents.

To the extent that any governmental authority imposes additional regulatory requirements or changes existing laws, regulations, and policies that apply to our business and operations, such as workplace safety measures, our product development may be delayed, and we may incur further costs in bringing our business and operations into compliance with changing or new laws, regulations, and policies.
While we are currently in the development stage, we expect that substantially all of our revenue will be derived from sales of our Nautilus Platform, including our instruments and consumables, to biopharmaceutical companies and academic and research institutions. As we leave the development stage and enter the next stage of our commercialization plan, the research and development budgets of these customers, the ability of such customers to receive funding for research, and the ability of such customers to receive instrument installations and visitors to their facilities and to travel to our facilities, other laboratories and industry events, will become increasingly important to the adoption of our Nautilus Platform. All of these considerations are impacted by factors beyond our control, such as:
•disruptions in the supply chains of entities providing important services and products to our Nautilus Platform;
•reductions in capacity or shutdowns of laboratories and other institutions as well as other impacts stemming from the COVID-19 pandemic, such as reduced or delayed spending on instruments or consumables as a result of such shutdowns and delays before re-opened laboratories and institutions resume previous levels of research activities that require new purchases of our instruments or consumables;
•decreases in government funding of research and development; and
•changes to programs that provide funding to research laboratories and institutions, including changes in the amount of funds allocated to different areas of research, changes that have the effect of increasing the length of the funding process or the impact of the COVID-19 pandemic on our customers and potential customers and their funding sources.
The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to sudden change. This impact could have a material, adverse impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely and could worsen over time. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. While we do not yet know the full extent of potential impacts on our business, any of these occurrences could significantly harm our business, results of operations and financial condition.
Unfavorable U.S. or global economic conditions as a result of the COVID-19 pandemic, or otherwise, could adversely affect our ability to raise capital and our business, results of operations and financial condition.
While the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the COVID-19 pandemic has resulted in, and may continue to result in, extreme volatility and disruptions in the capital and credit markets, reducing our ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact our short-term and long-term liquidity and our ability to operate in accordance with our operating plan, or at all. Additionally, our results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our Nautilus Platform and our ability to raise additional capital when needed on favorable terms, if at all. A weak or declining economy could strain our customers’ budgets or cause delays in their payments to us. Any of the foregoing could harm our business, and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our ability to raise capital, business, results of operations and financial condition.

If our facilities become unavailable or inoperable, our research and development program and commercialization launch plan could be adversely impacted and manufacturing of our instruments and consumables could be interrupted.
Our Seattle, Washington, facility houses our corporate executive team and our software development operations, while our San Carlos, California facility houses our research and development team.
Our facilities in Seattle and San Carlos are vulnerable to natural disasters, public health crises, including the impact of the COVID-19 pandemic, and catastrophic events. For example, our San Carlos facilities are located near earthquake fault zones and are vulnerable to damage from earthquakes as well as other types of disasters, including fires, floods, power loss, communications failures and similar events. If any disaster, public health crisis or catastrophic event were to occur, our ability to operate our business would be seriously, or potentially completely, impaired. If our facilities become unavailable for any reason, we cannot provide assurances that we will be able to secure alternative facilities with the necessary capabilities and equipment on acceptable terms, if at all. We may encounter particular difficulties in replacing our San Carlos facilities given the specialized equipment housed within it. The inability to manufacture our instruments or consumables, combined with our limited inventory of manufactured instruments and consumables, may result in the loss of future customers or harm our reputation, and we may be unable to re-establish relationships with those customers in the future.
If our research and development program or planned commercialization program were disrupted by a disaster or catastrophe, the launch of new products, including our Nautilus Platform, and the timing of improvements to our products could be significantly delayed and could adversely impact our ability to compete with other available products and solutions. If our capabilities are impaired, we may not be able to manufacture and ship our products in a timely manner, which would adversely impact our business. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.
We use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.
Our research and development processes involve the controlled use of hazardous materials, including select chemicals that may be flammables, toxic or corrosives. We do not currently have research processes involving biohazard materials. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. In addition, our Nautilus Platform involves the use of a high-powered laser system, which could result in injury. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials. We do not currently maintain separate environmental liability coverage and any such contamination or discharge could result in significant cost to us in penalties, damages and suspension of our operations.
Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.
As of December 31, 2020, we had U.S. federal and state net operating loss carryforwards, or NOLs, of $21.3 million, which if not utilized will expire in 2037 for state purposes. We may use these NOLs to offset against taxable income for U.S. federal and state income tax purposes. However, Section 382 of the Internal Revenue Code of 1986, as amended, may limit the NOLs we may use in any year for U.S. federal income tax purposes in the event of certain changes in our ownership. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. We have not conducted a 382 study to determine whether the use of our NOLs is impaired. We may have previously undergone an “ownership change.” In addition, the future issuances or sales of our stock, including certain transactions involving our stock that are outside of our control, could result in future “ownership changes.” “Ownership changes” that have occurred in the past or that may occur in the future could result in the imposition of an annual limit on the amount of pre-ownership change NOLs and other tax attributes we can use to reduce our taxable income, potentially increasing and accelerating our liability for income taxes, and also potentially causing those tax attributes to expire unused. States may impose other limitations on the use of our

NOLs. Any limitation on using NOLs could, depending on the extent of such limitation and the NOLs previously used, result in our retaining less cash after payment of U.S. federal and state income taxes during any year in which we have taxable income, rather than losses, than we would be entitled to retain if such NOLs were available as an offset against such income for U.S. federal and state income tax reporting purposes, which could adversely impact our operating results.
Risks Related to Our Common Stock
An active trading market for Our Common Stock may never develop or be sustained.
Prior to the Business Combination, there was no public trading market for Old Nautilus’ Common Stock. Although our Common Stock is listed on the Nasdaq Global Select Market, the market for our shares has demonstrated varying levels of trading activity. If an active trading market does not develop, or develops but is not maintained, you may have difficulty selling any of our Common Stock due to the limited public float. We cannot predict the prices at which our Common Stock will trade. It is possible that in one or more future periods our results of operations and progression of our product pipeline may not meet the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our Common Stock may fall. Accordingly, we cannot assure you of your ability to sell your shares of our Common Stock when desired or at prices at or above the price you paid for your shares or at all.
The market price of our Common Stock may be volatile, which could result in substantial losses for investors.
The trading price of our Common Stock has been and may continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.
The market price of our Common Stock may fluctuate due to a variety of factors, including:
•the timing of the launch and commercialization of our products and degree to which such launch and commercialization meets the expectations of securities analysts and investors;
•actual or anticipated fluctuations in our operating results, including fluctuations in our quarterly and annual results;
•operating expenses being more than anticipated;
•the failure or discontinuation of any of our product development and research programs;
•changes in the structure or funding of research at academic and research laboratories and institutions, including changes that would affect their ability to purchase our instruments or consumables;
•the success of existing or new competitive businesses or technologies;
•announcements about new research programs or products of our competitors;
•developments or disputes concerning patent applications, issued patents or other proprietary rights;
•the recruitment or departure of key personnel;
•litigation and governmental investigations involving us, our industry or both;
•regulatory or legal developments in the United States and other countries;
•volatility and variations in market conditions in the life sciences technology sector generally, or the proteomics or genomics sectors specifically;
•investor perceptions of us or our industry;
•the level of expenses related to any of our research and development programs or products;

•actual or anticipated changes in our estimates as to our financial results or development timelines, variations in our financial results or those of companies that are perceived to be similar to us or changes in estimates or recommendations by securities analysts, if any, that cover our Common Stock or companies that are perceived to be similar to us;
•whether our financial results meet the expectations of securities analysts or investors;
•the announcement or expectation of additional financing efforts;
•sales of our Common Stock by us or by our insiders or other stockholders;
•the expiration of market standoff or lock-up agreements;
•general economic, industry and market conditions; and
•the COVID-19 pandemic, natural disasters or major catastrophic events.
Recently, stock markets in general, and the market for life sciences technology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations, particularly in light of the current COVID-19 pandemic. Broad market and industry factors may seriously affect the market price of our Common Stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Common Stock. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our Common Stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.
There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq
If Nasdaq delists our shares of Common Stock from trading on its exchange for failure to meet Nasdaq’s listing standards, we and our stockholders could face significant material adverse consequences including:
•a limited availability of market quotations for our securities;
•reduced liquidity for our securities;
•a determination that our Common Stock is a “penny stock” which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
•a limited amount of new and analyst coverage; and
•a decreased ability to issue additional securities or obtain additional financing in the future.
Our principal stockholders and management own a significant percentage of our Common Stock and will be able to exercise significant influence over matters subject to stockholder approval.
As of June 30, 2021, our directors, executive officers, holders of more than 5% of our outstanding shares of Common Stock and their respective affiliates beneficially owned, collectively, approximately 67.5% of the outstanding shares of Common Stock. As a result, these stockholders, if they act together, may significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company that our other stockholders may believe is in their best interests. This in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

A significant portion of our total outstanding shares of Common Stock are restricted from immediate resale in connection with the closing of the Business Combination but may be sold into the market in the near future. This could cause the market price of our Common Stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Common Stock.
As of the completion of the Business Combination, (i) the Nautilus stockholders (excluding Perspective Life Sciences Master Fund Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”), and ARYA Sciences Holdings III, a Cayman Islands exempted limited company (the “Sponsor”)) owned, collectively, approximately 66.4% of our outstanding Common Stock, (ii) ARYA’s initial shareholders, the Sponsor and the Perceptive PIPE Investor owned approximately 10.2% of our outstanding Common Stock and (iii) the PIPE Investors other than the Perceptive PIPE Investor owned approximately 11.7% of our outstanding Common Stock.
Pursuant to the Amended and Restated Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) and our Bylaws, subject to certain exceptions, ARYA’s initial shareholders, the Sponsor, the Perceptive PIPE Investor and the Nautilus stockholders are restricted from selling or transferring any shares of our Common Stock for a period of 180 days from the closing of the Business Combination. However, these shares of Common Stock may be sold after the expiration of the respective applicable lock-up under the Registration Rights and Lock-Up Agreement and the Bylaws, as applicable. Pursuant to the Registration Rights and Lock-Up Agreement and the Subscription Agreements, we are required to file one or more registration statements (including the registration statement of which this prospectus forms a part) to provide for the resale of the shares issued in the PIPE Financing and the shares of our Common Stock held by the parties to the Registration Rights and Lock-Up Agreement. As restrictions on resale end and these registration statements are available for use, the market price of our Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
We do not expect to pay any dividends for the foreseeable future. Investors may never obtain a return on their investment.
You should not rely on an investment in our Common Stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our Common Stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations, fund our research and development programs and continue to invest in our commercial infrastructure. In addition, any future credit facility or financing we obtain may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our Common Stock. Accordingly, investors must rely on sales of our Common Stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Common Stock.
Our bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees.
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, stockholders or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation or bylaws (each, as may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, except for any claim as to which the court does not have jurisdiction over an indispensable party to that claim. The foregoing shall not apply to any claims under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”). In addition, unless we give an Alternative Forum Consent, the federal district courts of the United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, officers, stockholders, or other employees. In addition, a stockholder that is unable to bring a claim in the judicial forum of its choosing may be required to incur additional costs in the pursuit of actions which are subject to the exclusive forum provisions described above. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.
Delaware law and provisions in our certificate of incorporation and bylaws might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our Common Stock.
Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder without the approval of holders of 66 2/3% of the voting power of our stockholders other than the interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult, including the following:
•our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause by the affirmative vote of holders of at least two-thirds of the voting power of our then outstanding capital stock;
•certain amendments to our certificate of incorporation require the approval of stockholders holding two-thirds of the voting power of our then outstanding capital stock;
•any stockholder-proposed amendment to certain provisions of our bylaws require the approval of stockholders holding two-thirds of the voting power of our then outstanding capital stock;
•our stockholders are only able to take action at a meeting of stockholders and are not able to take action by written consent for any matter;
•vacancies on our board of directors are able to be filled only by our board of directors and not by stockholders;

•only the chair of our board of directors, our chief executive officer, our president or a majority of our board of directors are authorized to call a special meeting of stockholders;
•certain litigation against us can only be brought in Delaware;
•our certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established by our Board and shares of which may be issued, without the approval of the holders of our capital stock; and
•advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.
These anti-takeover defenses could discourage, delay, or prevent a transaction involving our change in control. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock.
General Risk Factors
We will incur significant increased costs and management resources as a result of operating as a public company.
As a public company, we will incur significant legal, accounting, compliance and other expenses that we did not incur as a private company and these expenses may increase even more after we are no longer an “emerging growth company.” Our management and other personnel will need to devote a substantial amount of time and incur significant expense in connection with compliance initiatives. As a public company, we will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.
In addition, regulations and standards relating to corporate governance and public disclosure, including the SOX, and the related rules and regulations implemented by the SEC and The Nasdaq Stock Market LLC, have increased legal and financial compliance costs and will make some compliance activities more time-consuming. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members for our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.
Securities research analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. The share price of our Common Stock may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, the share price of our Common Stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, the share price or trading volume of our Common Stock could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the Business Combination and its expected benefits; our performance following the Business Combination; the success, cost, timing and progress of development of the Nautilus Platform; the potential attributes and benefits of the Nautilus Platform; our ability to successfully implement our three phase commercial launch plan; and our ability to obtain funding for our operations. Forward-looking statements include statements relating to our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the Business Combination and related transactions. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to, the following:
•our dependence on the success of our Nautilus Platform (as defined herein), which remains in the development stage and subject to scientific and technical validation;
•our expectations regarding the timing and progress of the development of the Nautilus Platform;
•our estimates of our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and needs for additional financing;
•our expectations regarding the rate and degree of market acceptance of the Nautilus Platform;
•the impact of the Nautilus Platform on the field of proteomics and the size and growth of the addressable proteomics market;
•our ability to manage and grow our business and commercialize our Nautilus Platform;
•our ability to successfully implement our three phase commercial launch plan;
•the implementation of our business model and strategic plans for the Nautilus Platform;
•our ability to establish and maintain intellectual property protection for our products or avoid or defend claims of infringement;
•our financial and business performance following the Business Combination, including financial projections and business metrics;
•costs related to the Business Combination;
•our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, our ability to grow and manage future growth effectively, and our ability to retain our key employees;

•our expectations regarding the use of proceeds from the Business Combination;
•the performance of third-party manufacturers and suppliers;
•changes in applicable laws or regulations;
•our ability to raise financing in the future;
•our success in retaining or recruiting, or changes required in, our officers, key employees or directors or other key personnel;
•the volatility of the trading price of our common stock;
•our ability to develop and commercialize new products;
•our expectations about market trends;
•the impact of local, regional, national and international economic conditions and events;
•the effect of COVID-19 on the foregoing; and
•other factors including but not limited to those detailed under the section entitled “Risk Factors.”
Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS
All of the Securities offered by the selling securityholders pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from the sale of the Securities hereunder.
With respect to the registration of shares of our Common Stock offered by the selling securityholders pursuant to this prospectus, the selling securityholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the Securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the Securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, and fees of our counsel and our independent registered public accountants.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information and Holders
Our Common Stock is currently listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “NAUT.” Prior to the consummation of the Business Consummation, our Common Stock was historically quoted on The Nasdaq Capital Market under the symbol “ARYA.”
As of June 30, 2021, there were approximately 124,094,390 shares of Common Stock issued and outstanding held of record by approximately 85 holders.
Dividend Policy
We currently intend to retain all available funds and any future earnings to fund the growth and development of our business. We have never declared or paid any cash dividends on our capital stock. We do not intend to pay cash dividends to our stockholders in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends.
Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of Nautilus’ consolidated results of operations and financial condition. The discussion should be read together with the historical consolidated financial statements and related notes and unaudited pro forma condensed financial information that are included elsewhere or incorporated by reference in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Nautilus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section titled “Risk Factors” as set forth in this prospectus.
Unless otherwise indicated or the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to “Nautilus,” “we,” “us,” “our” and other similar terms refer to the business and operations of Old Nautilus prior to the Business Combination and to New Nautilus and its consolidated subsidiary following the Business Combination.
As discussed in Note 1 to our unaudited condensed financial statements, the financial statements for the three months ended March 31, 2021 have been revised to reflect an amendment of our San Carlos facility lease contract which was executed in February 2021, and should have been accounted for as a modification in that period. However, the revision did not impact Management's Discussion and Analysis as described below beyond the disclosure within the Company's Contractual Obligations and Commitments table included herein. See Note 1 to our unaudited condensed financial statements for further information.
Overview
We are a development stage life sciences company creating a platform technology for quantifying and unlocking the complexity of the human proteome. Our mission is to transform the field of proteomics by democratizing access to the proteome and enabling fundamental advancements across human health and medicine. We were founded on the belief that incremental advancements of existing technologies are inadequate, and that a bold scientific leap would be required to radically reinvent proteomics and revolutionize precision medicine. Our vision is to integrate our breakthrough innovations in computer science, engineering, and biochemistry to develop and commercialize a proteomic analysis technology of extreme sensitivity and scale. To accomplish this, we have built a prototype of a single-molecule instrument, our Proteomic Analysis System, which will be further developed to deliver the speed, simplicity, accuracy, and versatility that we believe is necessary to establish a new gold standard in the field.
Since our incorporation in 2016, we have devoted substantially all of our resources to research and development activities, including with respect to our proteomics platform, or Nautilus Platform, business planning, establishing and maintaining our intellectual property portfolio, hiring personnel, raising capital and providing general and administrative support for these operations. We do not have any products available for commercial sale, and we have not generated any revenue from our Nautilus Platform or other sources since inception. Our ability to generate revenue sufficient to achieve profitability, if ever, will depend on the successful development and eventual commercialization of our Nautilus Platform, which we expect, if it ever occurs, will take a number of years. Our Nautilus Platform, which includes our end-to-end solution comprised of instruments, consumables, and software analysis, is currently under development and will require significant additional research and development efforts, including extensive testing prior to commercialization. These efforts require significant amounts of additional capital and adequate personnel infrastructure. There can be no assurance that our research and development activities will be successfully completed, or that our Nautilus Platform will be commercially viable.
In order to commercialize our Nautilus Platform in volume, we will need to establish internal manufacturing capacity or to contract with one or more manufacturing partners, or both. Our technology is complex, and the manufacturing process for our products will be similarly complex, involving a large number of unique precision parts in addition to the production of various reagents and antibodies. We may encounter unexpected difficulties in manufacturing our Nautilus Platform, instruments, and related consumables. Among other factors, we will need to develop reliable supply chains for the various components in the Nautilus Platform, instruments, and consumables to support large-scale commercial production. In connection with our Nautilus Platform, we intend to utilize over 300 complex reagents and various antibodies in order to generate deep proteomic information at the speed and scale which we expect our Nautilus Platform to perform. Such reagents and antibodies are expected to be more difficult to manufacture and more expensive to procure. There is no assurance that we will be able to build manufacturing or consumable production capacity internally or find one or more suitable manufacturing or production partners, or both, to meet the volume and quality requirements necessary to be successful in the proteomics market.
Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We do intend to build a commercial infrastructure to support sales of our products. We expect to manage sales, marketing and distribution through both internal resources and third-party relationships. We plan to commercialize our proteomics platform using a three-phase plan that has been shown to be effective and optimal for introducing disruptive products in numerous life sciences technology markets. The first phase is expected to involve collaboration with biopharmaceutical companies and key opinion leaders to validate the performance and utility of Nautilus’ product, during which we do not expect to recognize significant revenue, if any. The second phase will include an early access limited release phase in which we expect to recognize limited revenue. Finally the third phase is anticipated to include a broader commercial launch. We are currently in the collaboration phase during which we are seeking to enter collaborations with a small number of research customers, including with biopharmaceutical companies and key opinion leaders in proteomics whose assessment and validation of our products can significantly influence other researchers in their respective markets and/or fields. During the early access limited release phase, we plan to leverage our publications to drive awareness and customer demand to pre-sell instruments and reagents to select customers performing large-scale proteomics research. During this phase, we plan to provide our early access program partners with broad-scale analysis and profiling of samples analyzed in our facility and shared via a cloud platform. We do not anticipate that the second phase will begin any earlier than the second half of 2022 and do not anticipate that it will result in any material revenue. During this phase, we expect to work closely with early access customers to demonstrate a unique value proposition for our proteomics product platform. We expect this second phase to continue through the end of 2023 and lead into the third phase of broad commercialization at the end of 2023 and the beginning of 2024. We do not expect to realize any material revenue prior to the second half of 2023.
We intend to commercialize our Nautilus Platform through a direct sales channel in the United States, and through both direct and distributor sales channels in regions outside the United States. Given our stage of development, we currently have no marketing, sales, commercial product distribution or service and support capabilities. We intend to build the necessary infrastructure for these activities in the United States, European Union, the United Kingdom, and potentially other countries and regions, including Asia-Pacific, as we execute on our three phase commercial launch strategy for our Nautilus Platform.
Prior to the Business Combination, we financed our operations primarily through private placements of convertible preferred stock. Through March 31, 2021, we had raised aggregate net proceeds of $108 million from these private placements and as of March 31, 2021, we had cash, cash equivalents and short-term investments of $67.8 million. Following consummation of the Business Combination and PIPE Financing, we received additional gross proceeds of approximately $345 million from PIPE Investors and the Business Combination, offset by approximately $18 million of transaction costs and underwriters’ fees relating to the closing of the Business Combination. Based on this, we believe that our existing cash, cash equivalents, and short-term investments will enable us to fund our planned operating expenses and capital expenditures through at least the next 12 months.
We have incurred significant losses since the commencement of our operations. Our net loss was $8.4 million during the three months ended March 31, 2021, and we expect to continue to incur significant losses for the foreseeable future as we continue our research and development activities and planned commercialization of our proteomics platform. As of March 31, 2021, we had an accumulated deficit of $38.7 million. These losses have resulted primarily from costs incurred in connection with research and development activities and to a lesser extent from general and administrative costs associated with our operations. We expect to incur significant and increasing expenses and operating losses for the foreseeable future. Our net losses may fluctuate significantly from period to period, depending on the timing of and expenditures on our planned commercialization and research and development activities.

We expect our expenses and capital requirements will increase substantially in connection with our ongoing activities as we:
•continue our research and development activities, including with respect to our Nautilus Platform;
•undertake activities to establish sales, marketing and distribution capabilities for our Nautilus Platform;
•setup costs related to production tooling and required testing;
•maintain, protect and expand our intellectual property portfolio, including patents, trade secrets and know how;
•implement operational, financial and management information systems;
•attract, hire and retain additional management, scientific and administrative personnel; and
•operate as a public company.
As a result, we will require substantial additional funding to develop our products and support our continuing operations. Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, which could include income from collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties or from grants. We may be unable to raise additional funds or to enter into such agreements or arrangements on favorable terms, or at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations or financial condition, and could force us to delay, reduce or eliminate our product development or future commercialization efforts. We may also be required to grant rights to develop and market products that we would otherwise prefer to develop and market ourselves. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our development efforts. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.
Impact of COVID-19 Pandemic
The global COVID-19 pandemic continues to rapidly evolve. The extent of the impact of the COVID-19 pandemic on our business, operations and development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our development activities, third-party manufacturers, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. As the COVID-19 pandemic has developed, we have taken numerous steps to help ensure the health and safety of our employees. We are maintaining hygiene and respiratory protocols; controls for social distancing; enhanced cleaning, disinfecting, decontamination, and ventilation protocols; health policies; and usage of personal protective equipment, where appropriate. During March and April of 2020 in which stay at home orders were in place in the state of California and Washington, the volume of ongoing lab work was reduced, and only critical program work in the lab has continued with staggered lab employee work shifts to minimize risk of exposure to COVID-19, which has and may continue to disrupt or delay our ability to conduct development activities. Employees whose tasks can be performed offsite have been instructed to work from home.
We have been and continue to actively monitor our supply chain during the COVID-19 pandemic, including third-party materials and suppliers. To date, we have experienced some supply disruptions due to the pandemic, including closures at certain chip manufacturers, which led to extended lead times for certain chips; diversion of certain lab materials needed to support COVID-19 relief efforts; and lower availability of certain reagents. While certain of these disruptions have resolved since the start of the COVID-19 pandemic, we are continuing to monitor our supply chain and contingency planning is ongoing with our partners to reduce the possibility of an interruption to our development activities or the availability of necessary materials.
The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and with our employees working remotely. We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. At this point, the extent to which the COVID-19 pandemic may affect our future business, operations and development timelines and plans, including the resulting impact on our expenditures and capital needs, remains uncertain.
Business Combination Transaction
On June 9, 2021 (the “Closing Date”), Nautilus Biotechnology, Inc., a Delaware corporation (f/k/a ARYA Sciences Acquisition Corp III, a Cayman Islands exempted company and our predecessor company (“ARYA”)) (the “Company”), consummated its previously announced business combination (the “Business Combination”) pursuant to the terms of that certain Business Combination Agreement, dated as of February 7, 2021 (the “Business Combination Agreement”), by and among ARYA, Mako Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ARYA (“Mako Merger Sub”), and Nautilus Subsidiary, Inc., a Delaware corporation (f/k/a Nautilus Biotechnology, Inc.) (“Old Nautilus”).
Pursuant to the terms of the Business Combination Agreement, on the Closing Date, (i) ARYA changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which ARYA changed its name to “Nautilus Biotechnology, Inc.” (together with its consolidated subsidiary, “New Nautilus” or “Nautilus”) and (ii) Mako Merger Sub merged with and into Old Nautilus (the “Merger”), with Old Nautilus as the surviving company in the Merger and, after giving effect to such Merger, Old Nautilus becoming a wholly-owned subsidiary of New Nautilus.
In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of Old Nautilus outstanding as of immediately prior to the Effective Time was exchanged for shares of common stock of New Nautilus, par value $0.0001 per share (“Common Stock”), and (ii) all vested and unvested options to purchase shares of Old Nautilus were exchanged for comparable options to purchase shares of Common Stock, in each case, based on an implied Old Nautilus equity value of $900,000,000.
After the Closing Date, ARYA’s Class A ordinary shares ceased trading on the Nasdaq Capital Market and New Nautilus’ Common Stock began trading on the Nasdaq Global Select Market under the symbol “NAUT.”
In conjunction with the consummation of the Business Combination with ARYA, we received gross proceeds of approximately $345 million from PIPE Investors and the Business Combination, offset by approximately $18 million of transaction costs and underwriters’ fees relating to the closing of the Business Combination.
Components of Our Results of Operations
Revenue
To date, we have not generated any revenue and we may not generate any revenue from the sale of products or from other sources in the near future.
Operating Expenses
Research and Development Expense
Research and development expenses account for a significant portion of our operating expenses and consist primarily of salaries, related benefits and stock-based compensation expense of product development personnel, facilities costs, laboratory supplies and equipment, depreciation and amortization, external costs of vendors engaged to conduct research and development activities, and allocated expenses for technology and facilities. We expense research and development expenses in the periods in which they are incurred.
We plan to continue to invest in our research and development efforts and to increase our investment in research and development efforts related to our product development. As a result, we expect research and development expenses to increase in absolute dollars as we continue to advance our product development, hire additional personnel and retain existing personnel, purchase supplies and materials and allocate expense to our research and development facilities.
General and Administrative Expenses
General and administrative expenses consist of salaries and benefits, and stock-based compensation expense for personnel in executive, operations, legal, human resources, finance and administrative functions, professional fees for legal, patent, consulting, accounting and audit services, and allocated expenses for technology and facilities. We expense general and administrative expenses in the periods in which they are incurred.
We expect that our general and administrative expenses will increase substantially over the next several years as we hire additional personnel to support the continued research and development of our products and growth of our business. Following the completion of the Business Combination, we also anticipate that we will incur substantially higher expenses as a result of operating as a public company, including expenses related to accounting, audit, legal, regulatory, insurance, compliance with the rules and regulations of the SEC, Sarbanes-Oxley Act and those of any national securities exchange on which our securities are traded, director and officer insurance, investor and public relations, and other administrative and professional services.
Other Income (Expense), Net
Other income (expense), net consists primarily of interest income on our cash, cash equivalents and short-term investments.
Results of Operations
Comparison of the Three Months Ended March 31, 2021 to the Three Months Ended March 31, 2020
The following table shows our statements of operations for the periods indicated:

	Three Months Ended March 31,		Change ($)	Change (%)
	2021	2020
	(in thousands)
Operating expenses:
Research and development	$4,835	$2,470	$2,365	96%
General and administrative	3,582	527	3,055	580%
Total operating expenses	8,417	2,997	5,420	181%
Other income (expense), net	8	63	(55)	(87)%
Net loss	$(8,409)	$(2,934)	$(5,475)	187%
Research and Development Expenses
Research and development expenses were $4.8 million for the three months ended March 31, 2021, compared to $2.5 million for the three months ended March 31, 2020, an increase of $2.4 million, or 96%. The increase was primarily due to a $1.4 million increase in salaries, related benefits, and stock-based compensation to support on-going development of our products, a $0.7 million increase in laboratory supplies and equipment expense and a $0.1 million increase in facilities costs.
General and Administrative Expenses
General and administrative expenses were $3.6 million for the three months ended March 31, 2021, compared to $0.5 million for the three months ended March 31, 2020, an increase of $3.1 million, or 580%. The increase was primarily due to a $1.5 million increase in salaries, related benefits, and stock-based compensation, a $1.2 million increase in professional services, primarily related to audit and legal activities, and a $0.1 million increase in facilities costs.

Other Income (Expense), Net
Other income (expense), net did not significantly fluctuate during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.
Comparison of Fiscal Year Ended December 31, 2020 to Fiscal Year Ended December 31, 2019
The following table shows our statements of operations for the periods indicated:

	Year Ended December 31,		2020 to 2019	2020 to 2019
	2020	2019	Change ($)	Change (%)
	(in thousands)
Operating expenses:
Research and development	$12,432	$8,488	$3,944	46%
General and administrative	3,312	1,622	1,690	104%
Total operating expenses	15,744	10,110	5,634	56%
Other income (expense), net	125	492	(367)	(75)%
Net loss	$(15,619)	$(9,618)	$(6,001)	62%
Research and Development Expenses
Research and development expenses were $12.4 million for the year ended December 31, 2020, compared to $8.5 million for the year ended December 31, 2019, an increase of $3.9 million, or 46%. The increase was primarily due to a $2.1 million increase in salaries, related benefits, and stock-based compensation due to an increase in headcount to support on-going development of our products, a $0.8 million increase in laboratory supplies and equipment expense, a $0.7 million increase in facilities cost, and a $0.2 million increase in external costs of vendors engaged to produce materials used in research and development activities.
General and Administrative Expenses
General and administrative expenses were $3.3 million for the year ended December 31, 2020, compared to $1.6 million for the year ended December 31, 2019, an increase of $1.7 million, or 104%. The increase was primarily due to a $1.1 million increase in salaries, related benefits, and stock-based compensation, a $0.3 million increase in professional service and a $0.2 million increase in facilities costs.
Other Income (Expense), Net
Other income (expense), net was $0.1 million for the year ended December 31, 2020, compared to $0.5 million for the year ended December 31, 2019, or a decrease of $0.4 million, or 75%. The change was primarily lower interest income due to lower average interest income rate environment.
Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from our operations. Our net loss was $8.4 million for the three months ended March 31, 2021. As of March 31, 2021, we had an accumulated deficit of $38.7 million. Prior to the Business Combination, we funded our operations primarily with proceeds from the sale of convertible preferred stock. Through March 31, 2021, we had raised net proceeds of $108.4 million from these private placements of our convertible preferred stock and had cash, cash equivalents and short-term investments of $67.8 million. In June 2021, in conjunction with the consummation of the Business Combination with ARYA, we received additional gross proceeds of approximately $345 million from PIPE Investors and the Business Combination, offset by approximately $18 million of transaction costs and underwriters’ fees relating to the closing of the Business Combination.

Our primary uses of cash to date have been to fund our research and development activities, business planning, establishing and maintaining our intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these operations.
Funding Requirements
To date, we have not generated any revenue and we may not generate any revenue from the sale of products or from other sources in the near future. Following the completion of the Business Combination, we expect our expenses and capital requirements will increase substantially in connection with our ongoing activities as we:
•continue our research and development activities, including with respect to our proteomics platform;
•undertake activities to establish sales, marketing and distribution capabilities for our proteomics platform;
•incur setup costs related to production tooling and required testing;
•maintain, protect and expand our intellectual property portfolio, including patents, trade secrets and know how;
•implement operational, financial and management information systems;
•attract, hire and retain additional management, scientific and administrative personnel; and
•operate as a public company.
Based on our planned operations, we expect our current cash, cash equivalents, and short-term investments will be sufficient to fund our operating expenses for at least the next 12 months. We continue to face challenges and uncertainties and, as a result, our available capital resources may be consumed more rapidly than currently expected due to: delays in execution of our development plans; the scope and timing of our investment in our sales, marketing, and distribution capabilities; changes we may make to the business that affect ongoing operating expenses; the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; changes we may make in our business or commercialization strategy; changes we may make in our research and development spending plans; our need to implement additional infrastructure and internal systems; the impact of the COVID-19 pandemic; and other items affecting our forecasted level of expenditures and use of cash resources including potential acquisitions.
Until such time as we can generate significant revenue from commercialization of our products, if ever, we will continue to require substantial additional capital to develop our proteomics platform and fund operations for the foreseeable future. We intend to obtain such capital through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. We may also seek additional financing opportunistically. We may be unable to raise additional funds on favorable terms or at all. Our failure to raise additional capital, if needed, would have a negative impact on our financial condition and our ability to execute our business plan.
Our expected future capital requirements depend on many factors including expansion of our product portfolio and the timing and extent of spending on sales and marketing and the development of our technology. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.

Historical Cash Flows
For the Three Months Ended March 31, 2021 and 2020
The following table summarizes our cash flows for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Net cash used in operating activities	$(6,253)	$(2,621)
Net cash provided by investing activities	23,518	7,886
Net cash used in financing activities	(2,069)	—
Net increase in cash, cash equivalents and restricted cash	$15,196	$5,265
Operating Activities
During the three months ended March 31, 2021, net cash used in operating activities was $6.3 million, primarily resulting from our operating loss of $8.4 million, offset by non-cash charges aggregating $2.1 million, which primarily included $1.3 million of stock-based compensation and $0.4 million amortization of operating lease right-of-use assets.
During the three months ended March 31, 2020, net cash used in operating activities was $2.6 million, primarily resulting from our operating loss of $2.9 million, offset by non-cash charges aggregating $0.7 million, which primarily included $0.4 million amortization of operating lease right-of-use assets. Net cash used in operating activities was increased by net changes in assets and liabilities aggregating $0.4 million, primarily driven by $0.4 million decrease in operating lease liability.
Investing Activities
During the three months ended March 31, 2021, net cash provided by investing activities was $23.5 million, primarily resulting from $24.0 million in proceeds from maturities of securities, partially offset by $0.5 million in purchases of property and equipment.
During the three months ended March 31, 2020, net cash provided by investing activities was $7.9 million, primarily resulting from $8.0 million in proceeds from sale and maturities of securities, partially offset by $0.1 million in purchases of property and equipment.
Financing Activities
During the three months ended March 31, 2021, net cash used in financing activities was $2.1 million from payments of deferred offering costs.
For the Fiscal Years Ended December 31, 2020 and 2019
The following table summarizes our cash flows for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(in thousands)
Net cash used in operating activities	$(13,996)	$(9,662)
Net cash (used in) provided by investing activities	(25,279)	4,050
Net cash provided by financing activities	75,899	36
Net increase (decrease) in cash, cash equivalents and restricted cash	$36,624	$(5,576)

Operating Activities
During the year ended December 31, 2020, net cash used in operating activities was $14.0 million, primarily resulting from our operating loss of $15.6 million, $1.6 million decrease in operating lease liability, $0.6 million increase in prepaid expenses and other assets, partially offset by $1.6 million amortization of operating lease right-of-use assets, $0.7 million in depreciation, $0.7 million increase in accrued expenses and other liabilities, $0.3 million amortization of premiums and gain on investments and $0.4 million of stock-based compensation.
During the year ended December 31, 2019, net cash used in operating activities was $9.7 million, primarily resulting from our operating loss of $9.6 million, $0.5 million increase in prepaid expenses and other assets and $0.2 million amortization of premiums and gain on investments, offset by $0.5 million in depreciation and $0.1 million of stock-based compensation.
Investing Activities
During the year ended December 31, 2020, net cash used in investing activities was $25.3 million, primarily resulting from $68.4 million in purchases of securities and $0.9 million in purchases of property and equipment, offset by $44.0 million in proceeds from maturities of securities.
During the year ended December 31, 2019, net cash provided by investing activities was $4.1 million, primarily resulting from $30.4 million in proceeds from maturities of securities, partially offset by $25.4 million in purchases of securities and $0.9 million in purchases of property and equipment.
Financing Activities
During the year ended December 31, 2020, net cash provided by financing activities was $75.9 million, primarily from proceeds from issuance of convertible preferred stock.
During the year ended December 31, 2019, net cash provided by financing activities was less than $0.1 million in net proceeds from exercise of stock options.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(in thousands)
Operating lease obligations(1)(2)(3)	$5,304	$1,791	$3,513	$—	$—
Purchase obligations	486	486	—	—	—
Total	$5,790	$2,277	$3,513	$—	$—
__________________
(1)Reflects minimum payments due for office space and laboratory space under our leases in Seattle, Washington and San Carlos, California.
(2)In December 2020, we entered into a new lease in San Carlos, California for ten years commencing in September 2021 and expiring in September 2031 with total minimum lease payments of $42.1 million. In December 2020, we also entered into a temporary office space lease agreement in San Carlos, California commencing in February 2021 and expiring in October 2021 with total minimum lease payments of $1.2 million. These leases had not commenced as of December 31, 2020, and therefore are not included in the operating lease obligations.
(3)In February 2021, an amendment of our San Carlos facility lease contract was executed to shorten the remaining term of the lease and reduce monthly lease payments, as more fully described in Note 1 to the Unaudited Condensed Financial Statements of Old Nautilus. The impact of such amendment to reduce future cash flows by $3.7 million is not reflected in the current table.

Off-Balance Sheet Arrangements
We currently do not have, and did not have during the periods presented, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Critical Accounting Policies and Estimates
Our discussion and analysis of financial condition results of operations are based upon our financial statements included elsewhere in this prospectus. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses.
We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.
Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our financial statements. We believe that the critical accounting policies listed below are the most difficult management decisions as they involve the use of significant estimates and assumptions as described above.
Research and Development
Costs for research and development activities are expensed in the period in which they are incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation and amortization, external costs of vendors engaged to conduct research and development activities.
As part of the process of preparing our financial statements, we estimate our accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on our behalf and estimating the level of services performed and the associated cost incurred for services for which we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses at the end of each reporting period based on the facts and circumstances known to us at that time. The significant estimates in our accrued research and development expenses relate to expenses incurred with respect to academic research centers and other vendors in connection with research and development activities for which we have not yet been invoiced.
Redeemable Convertible Preferred Stock
We record all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. Redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, in certain events considered not solely within our control, such as a merger, acquisition, or sale of all or substantially all of our assets (each, a “deemed liquidation event”), the redeemable convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then outstanding preferred shares. We have not adjusted the carrying value of the redeemable convertible preferred stock to its liquidation preference because a deemed liquidation event obligating us to pay the liquidation preference to holders of shares of preferred stock is not probable of occurring. Subsequent adjustments to the carrying values to the liquidation preference will be made only if it becomes probable that such a deemed liquidation event will occur.
Stock Based Compensation
We maintain a stock-based compensation plan as a long-term incentive for employees, non-employee directors and consultants. The plan allows for the issuance of incentive stock options, non-qualified stock options, restricted stock units, and other forms of equity awards.

We recognize stock-based compensation expense for stock options on a straight-line basis over the requisite service period and account for forfeitures as they occur. Our stock-based compensation costs are based upon the grant date fair value of options estimated using the Black-Scholes option pricing model. To the extent any stock option grants are made subject to the achievement of a performance-based milestone, management evaluates when the achievement of any such performance-based milestone is probable based on the relative satisfaction of the performance conditions as of the reporting date.
The Black-Scholes option pricing model utilizes inputs which are highly subjective assumptions and generally require significant judgment. These assumptions include:
•Fair Value of Common Stock. See the subsection titled “Common Stock Valuations” below.
•Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.
•Expected Volatility. Because we have been privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded life sciences companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on the similar size, stage in life cycle or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.
•Expected Term. The expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term), as we do not have sufficient historical data to use any other method to estimate expected term.
•Expected Dividend Yield. We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.
Certain assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.
Common Stock Valuations
Prior to the closing of the Business Combination, there had been no public market for our common stock, and, as a result, the fair value of the shares of common stock underlying our share-based awards was estimated on each grant date by our board of directors. To determine the fair value of our common stock underlying option grants at each grant date, our board of directors considered, among other things, input from management, valuations of our common stock prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant. These factors included, but were not limited to:
•our results of operations and financial position, including our levels of available capital resources;
•our stage of development and material risks related to our business;
•progress of our research and development activities;
•our business conditions and projections;
•the market value of stock or equity interests in similar corporations and other entities engaged in trades or businesses substantially similar to ours, the value of which could be readily determined through nondiscretionary, objective means (such as through trading prices on an established securities market or an amount paid in an arm’s length transaction), as well as recently completed mergers and acquisitions of peer companies;
•the lack of marketability of our common stock as a private company;
•the prices at which we sold shares of our convertible preferred stock to outside investors in arms-length transactions and the terms and prices of other arm’s length transactions involving the sale or transfer of our securities;
•the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;
•the likelihood of achieving a liquidity event for our securityholders, such as an initial public offering or a sale of our company, given prevailing market conditions;
•the hiring of key personnel and the experience of management;
•trends and developments in our industry;
•external market conditions affecting the life sciences and biotechnology industry sectors; and
•as applicable, the implied equity value of Old Nautilus as contemplated by the Business Combination Agreement.
The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:
Option Pricing Method. Under the option pricing method (“OPM”), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.
Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.
For our valuation performed in May 2019, we used the Market Adjusted OPM Backsolve method for the valuation of our equity. As a starting point for this analysis, we relied on the implied equity value, estimated using an OPM Backsolve Method, from the previous valuation performed in May 2018. We adjusted that implied equity value to reflect macroeconomic factors and Company-specific activities during the period between May 2018 and May 2019.
For our valuation performed in May 2020, we utilized the OPM Backsolve approach to estimate the total equity value based on the recently completed Series B redeemable convertible preferred round of financing. Under this method the OPM allocation model is constructed based on our capital structure and reasonable option model inputs (term, volatility, etc.) are assumed. The total equity value in the model is then iterated until the model output for the Series B redeemable convertible preferred stock is equal to its original issue price. We utilized the Hybrid Methodology as the primary allocation method.
For the valuations performed in December 2020, we used a hybrid method utilizing a combination of the OPM and the PWERM. We utilized two different scenarios: (a) a transaction with a SPAC and (b) an acquisition by another company. Under the hybrid method, we used the OPM to allocate the equity value of the business among the various classes of stock. The if-converted method presumes that all shares of our redeemable convertible preferred stock convert into Common Stock based upon their conversion terms and differences in the rights and preferences of the shares of our redeemable convertible preferred stock are ignored. The liquidation method presumes payment of proceeds in accordance with the liquidation terms of each class of stock.
For awards granted in late January 2021, these were granted at the grant date fair value on the date of grant. Our board of directors made a determination of the fair market value of our common stock which contemplated the implied equity value of the Old Nautilus per the Business Combination agreement that was executed on February 7, 2021.
In determining the estimated fair value of our common stock at each grant date, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.
Following the closing of the Business Combination, our board of directors will determine the fair market value of our common stock based on its closing price as reported on the date of grant on Nasdaq.
Recent Accounting Pronouncements
See Note 2 to our audited financial statements included elsewhere in this prospectus for more information.
Emerging Growth Company Accounting Election
The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.
We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of ARYA’s initial public offering, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.
Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash, cash equivalents and short-term investments of $67.8 million and $76.7 million as of March 31, 2021 and December 31, 2020, respectively. The primary goals of our investment policy are liquidity and capital preservation. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash and cash equivalents. Declines in interest rates, however, would reduce future investment income. A hypothetical 1.00% (100 basis points) increase in interest rates would not have materially impacted the fair value of our marketable securities as of March 31, 2021 and December 31, 2020. If overall interest rates had increased or decreased by 1.00% (100 basis points), neither our interest expense nor our interest income would have been materially affected during the three months ended March 31, 2021 and 2020.
Effects of Inflation
Inflation generally affects us by increasing our cost of labor and research and development contracts. We do not believe that inflation has had a material effect on our financial results during the periods presented.

BUSINESS
OVERVIEW
We are a development stage life sciences company creating a platform technology for quantifying and unlocking the complexity of the human proteome. Our mission is to transform the field of proteomics by democratizing access to the proteome and enabling fundamental advancements across human health and medicine. We were founded on the belief that incremental advancements of existing technologies are inadequate, and that a bold scientific leap would be required to radically reinvent proteomics and revolutionize precision medicine. Our vision is to integrate our breakthrough innovations in computer science, engineering, and biochemistry to develop and commercialize a proteomic analysis technology of extreme sensitivity and scale. To accomplish this, we have built a prototype of a single-molecule instrument, our Proteomic Analysis System, which will be further developed to deliver the speed, simplicity, accuracy, and versatility that we believe is necessary to establish a new gold standard in the field.
The human proteome, the make-up of all the proteins in a human, is among the most dynamic and valuable sources of biological insight in modern-day science. Unlike the genome, which is largely unchanging throughout an individual’s lifetime, the proteome is an ever-changing source of biological information. Our proteins directly control and determine the functions of our cells, yet we lack the ability to measure all of them with the ease, breadth and sensitivity that is used to measure DNA today. We believe that deep characterization of the proteome will have the potential to unveil an entirely new layer of complexity and valuable biological information that may have significant implications across life sciences, healthcare and drug development. Approximately 95% of FDA-approved drug targets are proteins, and yet today we still lack the ability to routinely read and quantify all of the proteins in our cells, or to fully map the downstream changes and modifications to those proteins which may define their biological function.
By leveraging our novel design coupled with advanced machine learning software, we believe our Nautilus Platform, which includes our end-to-end solution comprised of the Proteomic Analysis System, consumables, and software, has the potential to rapidly and reproducibly identify approximately 95% of proteins in a sample from virtually any organism, and could have the ability to detect and map the diverse landscape of modifications on those proteins. We believe that unlocking proteomics has the potential to create a long-term transformation of basic science, translational research, and healthcare.
Current proteomics platforms for broadly quantifying the abundance of proteins within samples generally fall into two classes: affinity-based and mass spectrometry-based methods. For years, these methods have facilitated novel drug development and improved diagnostics. As with most technology platforms however, these also suffer from distinct limitations that make simple, high-throughput, ultra-deep characterization of the proteome challenging. Mass spectrometry approaches have tremendous flexibility and thus have been applied to a wide range of applications, however their use requires a trade-off to be made between either depth or throughput; meaning that a researcher can either look at one sample in a deep analysis or at many samples in a shallow analysis. Additionally, challenges in ease of use and sensitivity have limited the ability of mass spectrometry-based methods from easily, broadly and quickly characterizing the entirety of the proteome. Affinity-based approaches use the binding attraction of antibodies to proteins to capture and measure protein targets in parallel. These technologies can provide greater sensitivity, however this approach is directly dependent on the availability of high quality, highly specific and sensitive affinity reagents, which can limit the scale, reproducibility and accuracy. Consequently, we believe researchers are forced into an unattractive trade-off between the number of samples in a study and the depth and breadth of the analysis. These trade-offs limit researchers’ ability to advance characterization of the proteome to match the current, and highly valuable, characterization of the genome. We believe the limitations of both platforms have prevented progress towards achieving comprehensive proteome and deep proteoform characterization. If detecting and quantifying the human proteome were as simple and easy as detecting an entire human genome, we believe a new set of questions could be asked:
•Down to the very low frequencies of expressed proteins, how are healthy tissue cells different from diseased cells?

•What will a comprehensive map of nearly all proteins by organ tissue type tell us about our biology?
•Which versions and patterns of modified proteins are present in disease, and why?
•What happens to our proteome when we get sick, and how does it change with treatment?
We believe that our Nautilus Platform has the potential to position us to answer these questions, and many others that have not previously been possible to fully investigate. Due to the extensive applications and broad potential of large-scale proteomic characterization, we believe the proteomics market is currently among one of the largest untapped opportunities in the biological sciences today. The existing proteomics research market is currently estimated to be approximately $25 billion annual spend as of 2021, made up primarily of mass spectrometry and affinity-based quantification methods. Over the longer-term, the proteomics market is expected to reach approximately $50 billion by 2027, representing a compound annual growth rate, or CAGR, of 12% over the six-year period. Further, we believe there are substantial adjacent opportunities across translational research, drug target discovery, precision medicine development, clinical diagnostics, and other disciplines such as food and environmental science.
We plan to initially target the life sciences proteomics research market and are currently entering the first phase of our product development and commercialization strategy. In this first phase, we are focused on developing partnerships with key biopharma companies and leading academic institutions to create a founding group of collaborators that will gain experience with our technology, jointly publish research using our Nautilus Platform, and generally help validate our initial applications. In the second phase we plan to launch an early access program to an expanded group of customers. We believe these customers will become important reference sites and key influencers that aid in the market adoption of our Nautilus Platform, and will help us build a strong value proposition ahead of full commercial launch. In our third phase of commercialization, we intend to execute a broad commercial launch of our Nautilus Platform including the introduction of our Proteomic Analysis System, which is an integrated fluidics and optics system for the single-molecule detection of proteins, accompanied by consumable reagents and analysis software, in direct sales to customers across academia and industry. The launch of our Proteomic Analysis System is expected to be done with a multi-year product roadmap of system enhancements and new applications designed to help our customers achieve their research objectives and expand the utility of our Nautilus Platform. We also plan to leverage our machine learning software to build a data analysis and insights engine that improves over time as we grow our data sources and the analysis learns to deliver better accuracy and identify new potential discoveries. We believe by following this methodical pathway, we can optimize the development of our Nautilus Platform, establish a steady flow of validating publications, appropriately scale our operations, deliver exceptional customer experiences, and help ensure we are delivering long term value and revenue growth.
Since inception in 2016, we have worked diligently to secure a strong intellectual property portfolio, and we have successfully filed and obtained numerous key patents. Our management team also brings a unique combination of experiences from the fields of technology and life sciences, with a proven track record of building successful businesses based on novel technology. Our company is a highly interdisciplinary organization, and as of June 30, 2021 we were comprised of approximately 89 employees, with 34 of such employees holding a Ph.D. Our organization is driven by the pursuit of deep, hard science, and our Scientific Advisory Board is comprised of world-renowned scientific leaders that support our vision.
OUR STRENGTHS
•Highly disruptive proteomics technology. Our Nautilus Platform is designed to be a disruptive, single-molecule analysis technology of extreme sensitivity, scale, and ease-of-use. Leveraging a novel system architecture, advanced machine learning and algorithms, we believe our Nautilus Platform has the potential to identify substantially all proteins in a sample from almost any organism. We have designed our Nautilus Platform technology by substantially reimagining methods of protein analysis, rather than an incremental or evolutionary advancement. We believe that the prototype of our Proteomic Analysis System has demonstrated the ability to detect the patterns of modifications made to proteins, while preserving the context of those modifications on the molecule where they exist, a capability that we do not believe is possible with existing affinity-based or shotgun mass spectrometry-based methods.

•Novel end-to-end proteomics detection platform of extreme sensitivity. We aim to be the first commercially available proteomics detection platform technology and end-to-end solution to decode and quantify virtually the entire proteome, including the variations and modifications of proteins. Our Nautilus Platform consists of instruments, reagents and software that we believe has the potential to deliver broad proteomic profiling to the market and potentially unlock the vast, dynamic, and valuable biological information contained in the proteome. Not only would this enable us to have a significant technical advantage, but we believe it may also allow us to leverage a diversified revenue model that could be highly recurring in nature. With each instrument sale, there is expected to be an accompanying recurring stream of consumable sales, in addition to service, support and software creating a comprehensive proteomics solution.
•Immense data production capacity coupled with machine learning can unlock new proteomic insights. We have designed the Nautilus Platform to create and process a vast amount of proteomic data. The Nautilus Platform is expected to generate up to approximately 20 terabytes of digital protein data per run, which will then be decoded using our proprietary machine learning algorithms and cloud-based data processing infrastructure. As we expand and enrich our database with increasing amounts of digital proteomic data over time, we plan to deploy our machine learning algorithms to continuously improve and benefit from each new experiment generated with our Nautilus Platform. We believe that this feedback loop has the potential to deliver future value to our customers through the continuous improvements in our analytics, thereby encouraging the analysis, and re-analysis, of more samples through our Nautilus Platform to benefit from these advancements.
•Commercial model with clear market entry point, designed to support a wide variety of customers and applications. Many successful life sciences research tools companies with disruptive technology have employed a business model similar to our planned commercial model. However, we believe a key advantage for us is the near-term commercial opportunity of capitalizing on the existing mass spectrometry-based proteomics marketplace estimated at over 16,000 installed systems. Our price point is expected to be in-line with mass spectrometry system budgets allocated for broad scale proteomics applications, and thus with a premium instrumentation average selling price, or ASP, we plan to operate with a very efficient sales model. Further, since the early days of our product development, we have consulted with biopharma companies, academic institutions and research organizations to inform our product development plan and specifically address our target customer needs. These customer segments are estimated to spend approximately $195 billion in 2021 in R&D activities across a variety of settings, from basic sciences to translational and clinical research.
•Our Nautilus Platform technology could position us as a leader in a large initial life sciences research market and provide a path to the clinical diagnostics. The global proteomics market is estimated to be approximately $25 billion annually as of 2021 and is expected to grow at an estimated 12% CAGR from 2021 to 2027. Furthermore, we believe our Nautilus Platform has the potential to facilitate a broader transformation across life sciences and healthcare, and therefore significantly augment our total addressable market over time. We believe there are multiple high-value applications in precision and personalized medicine, drug discovery, and clinical diagnostics that can be unlocked by accurate, reproduceable, and cost effective proteomic profiling. As the proteomics market continues to mature, and if our technology is validated across translational research applications, we believe our Nautilus Platform could transfer well into the clinical setting prior technologies have thus far been unable reach.
•Our experienced, multidisciplinary team brings together a group of individuals with diverse backgrounds to disrupt the field of proteomics. Nautilus’ leadership team represents a unique and valuable hybrid of technology and biotech experience. Several members of the executive team and board of directors held leadership roles at Illumina and Isilon, and helped to guide strategy and manage execution both before and throughout the rapid growth and success for those businesses. We view the core design thesis behind the Nautilus Platform technology development as a non-traditional approach to new product development within life sciences that requires thinking at the intersection of three unique disciplines not often found together—life sciences, computer and data sciences, and physical sciences and engineering. As such, we have assembled a team of individuals with experience across many different disciplines, including protein biochemists, nano-fabrication engineers, software and machine learning engineers, single-molecule biophysicists, optical engineers and others, all working together toward our common goal.
OUR STRATEGY
•Drive adoption of our Nautilus Platform by providing the life sciences industry with access to the proteome. We believe our Nautilus Platform has the potential to provide value across the life sciences ecosystem as the first end-to-end solution capable of substantially quantifying the proteome. The utility and potential applications are expected to be broad and serve basic research and discovery, translational and clinical research, and clinical diagnostic market segments. We intend to drive adoption of our Nautilus Platform through a three-phase commercial strategy that begins with an initial partnership and collaboration phase with biopharma companies (such as our existing relationship with Genentech), academic institutions and research organizations where we aim to jointly publish data and validate our Nautilus Platform, followed by a pre-sales or early access program to drive awareness and demand, and finally culminating in a full commercial launch.
•Continuously innovate and scale our Nautilus Platform’s capabilities to enable further advancement of proteomic research. Through both internal R&D projects and external collaborations with our customers and partners, we plan to continuously innovate and develop new products, applications, workflows, and analysis tools that simplify and accelerate the ability for our customers to generate new sources of proteomic data and drive novel biological insights. We believe our sustainable advantage could come from a continued stream of development and commercialization of new products and applications using our core technology to help our customers succeed in their research endeavors. We believe if our customers win, we all win.
•Multiple pathways to build and expand our manufacturing capacity to support our commercial launch and the sustained growth of our business. Our technology is comprised of many readily available component parts that help to create efficient sourcing and manufacturing processes. We have established a manufacturing process for our technology utilizing a combination of both external contract manufacturers and internal resources based in our San Carlos, CA facility, with the ability to support substantially all of our current core activities during development. We believe there are many potential options we can use in order to increase the manufacturing and production capabilities for our products, including expanding our outsourced manufacturing and supply to multiple suppliers to ensure our quality and production capacity will meet our commercial plan.
•Build long-term value by leveraging the open design of our Nautilus Platform to create an ecosystem of products and services based on our core technology. Our Nautilus Platform is compatible with a wide variety of protein affinity binding reagents, which we believe will allow us to create a broad menu of applications compatible with our technology. Our Nautilus Platform is also designed to be highly customizable, which we believe will allow us to create an infrastructure that enables our customers to design their own custom solutions and applications. We believe that commercializing our technology with a set of standard product applications, alongside the ability to maintain a flexible approach for designing new applications with our customers, could potentially lead to an entire ecosystem of products and services leveraging our core technology.
•Expand adoption of our Nautilus Platform into new markets. Our market entry strategy involves identifying markets that are constrained by their inability to access fulsome proteomic information, which we believe can be addressed by our Nautilus Platform. We recognize that these opportunities extend into ancillary markets across life sciences, including clinical and translational research, and clinical diagnostics, where we believe there are substantial unmet needs our Nautilus Platform can address in the future. We expect to drive expansion into these adjacent markets by developing and validating new product configurations and workflows targeting high impact applications, either by adapting our existing workflows or by partnering with leaders in those markets to develop workflows that address their immediate needs and will provide broader general value for other customers in that market segment.

A PRIMER ON PROTEOMICS
Over the past decade, the study of genomics, or DNA, and transcriptomics, or RNA, have been central to drug development and healthcare. Proteomics is the next step in the study of biological information systems and is believed by many to be one of the most important disciplines for exposing disease-causing protein pathways, uncovering new drug targets, highlighting novel therapeutic indications and identifying clinically relevant biomarkers for use in precision medicine.
Molecular profiling techniques, such as NGS, have led to widespread genomic characterization and sequencing. While this information has augmented our knowledge of biological systems, the detail at the protein level remains largely unknown. Proteomics seeks to address this gap, and is an emerging scientific field that involves the identification, characterization, and quantification of proteins in whole cells, tissues, or body fluids.
The proteome ultimately drives the function of a cell and tissue, and therefore it dictates the physically observable characteristics known as the phenotype. The proteome undergoes dynamic changes as it continuously responds to chemical signals, blood-borne mediators, temperature, drug treatment, and developing disease over time. This complex interplay of factors contributes to the complexity of proteomics research. However, the detailed and complex information provided from proteomics has the potential to help in identifying novel and causal drug targets and to enable more efficient and effective drug development. A few examples of the way proteomics may lead to novel insights are highlighted below.
•Better understanding of biology. Protein research contributes to a better understanding of how molecular information controls and influences an individual’s physiology.
•Identification of novel drug targets. Cellular function and dysfunction is driven by our proteins; increasing our ability to directly measure even the rarest proteins involved in disease may increase the likelihood of identifying new drug targets.
•Patient stratification. The separation of patients into groups with similar molecular features that may be more likely to respond to specific therapeutic treatments.
•Prediction of disease and treatment outcome. The identification of biomarkers that can assist in the early diagnosis of diseases, inform prognosis or monitor the efficacy and safety of ongoing treatments.
•Wellness: from health to disease. Biomarkers can monitor and guide individuals to tailor lifestyle choices to maximize health and avoid the onset of diseases before they develop.
Not only would advancements in the field of proteomics have the potential to directly unlock new insights on their own, but they would also have the potential to increase the value of data and insights generated in related fields such as genetics, gene expression, and metabolism.
OUR MARKET OPPORTUNITY
We believe that our Nautilus Platform has the potential to be uniquely positioned in the proteomics market. In our mission to democratize proteomics, we see initial applications in precision and personalized medicine, clinical diagnostics, as well as in machine-learning powered drug discovery. However, we believe that the opportunity could extend far beyond this.
Market Environment
At Nautilus, we recognize the need for a radical breakthrough in proteomics.
Since 2002, global R&D expenditure has increased close to three-fold and is expected to reach approximately $230 billion by 2026 according to EvaluatePharma. Despite such investments, the number of new drugs approved each year has failed to increase proportionally. Additionally, it takes more than 10 years to bring a drug to market, and the cost has grown significantly in the past decade from approximately $1.2 billion in 2010 to approximately $2.0 billion in 2019. The increasing cost, time and complexity of drug development have driven down the rate of return on R&D to less than 2% in 2019 for the 12 leading biopharmaceutical companies analyzed in a report by the Deloitte Center for Health Solutions.
Currently, approximately 95% of FDA-approved drug targets are proteins, and most other drugs interact with, or are influenced by signal transduction cascades mediated by proteins. As such, an understanding of the proteome is paramount to understanding pharmacology.
As existing approaches only allow us to routinely quantify a fraction of the proteome, biopharmaceutical companies have become increasingly adept at identifying possible targets within what is currently observable, and as such, many viable targets have been exhausted. Despite the many hundreds of thousands of biomarker research studies estimated to have been published to date, there are only approximately 100 unique pharmacogenomic biomarkers with FDA approval for use with therapies today. This number of approved biomarkers is alarmingly low, and further highlights the shortfall of attempting to predict a protein biomarker’s expression level and function primarily from genetic data. Unfortunately, researchers have been forced to use this method, given the availability of powerful tools in genomics without the corresponding power and breadth of tools available in proteomics. With an advancement such as the Nautilus Platform, we believe researchers will have the power to deeply and comprehensively measure the physical proteins at the root of disease, dramatically increasing the potential to identify more clinically meaningful biomarkers with greater precision in the practice of medicine. A breakthrough increase in throughput will enable researchers to more deeply measure large cohorts, thereby powering studies at the scale required to quickly and cost-effectively discover new critically important biomarkers.
The inability to easily and reliably quantify the proteins that drive every aspect of human physiology has been a fundamental hindrance to a greater understanding of cellular and molecular biology. With this in mind, we aim to democratize proteomics to make it possible for the broader scientific community to undertake a wider range of high-value scientific inquiries, thereby accelerating research and ultimately enhancing our fundamental understanding of biology and the mechanisms of disease.
The Missing Piece: The Proteome
Improvements in NGS technology have greatly enhanced the understanding of the genome, but when contemplating the number of proteins that can arise from a single gene and their role in the regulation of biological processes, both physiological and pathological, we believe that a better understanding of DNA is simply insufficient. Beyond the genome lies a vast multi-level network of biological interactions with important ramifications across the organism that remains coded and hidden within unique protein patterns. Many scientific and industry leaders believe these patterns may hold the key to a deeper understanding of biological processes at both a molecular and a systems level.
From the day we are born to the day we die, proteins are responsible for regulating all aspects of our physiology. The genome, which represents the complete set of genes within each organism, remains largely unchanged throughout the course of life. Over the years, it has been estimated that humans possess approximately 20,000 protein-encoding genes, many of which have been well characterized. However, to coordinate the myriad of processes that occur within organisms at all times, the genome has evolved multiple ways to generate further biological complexity. DNA genes are expressed in the form of RNA transcripts, which control the expression and regulation of these different genes in the cell. These RNA transcripts are then translated into individual proteins, and protein isoforms, which are subtle variations of the individual proteins themselves. Scientists have estimated that there may be as many as 70,000 or more human protein isoforms. The resulting proteome is not only highly dynamic and in a constant state of flux by regulating the quantity and type of each protein isoform, but it also exhibits great diversity across cells and tissues. This complexity, which governs all biological processes, both healthy and sick, cannot be captured or characterized routinely by current methods.
However, the molecular complexity of our proteome doesn’t stop here, it actually grows dramatically even beyond the abundance of protein isoforms that are dynamically rising and falling. After a protein isoform has been translated, it can be modified further by biological processes that more precisely control that protein isoform’s location, specific activity, or interaction partners, and these downstream changes are together called post-translational modifications. There are a wide variety of post-translational modifications known today, which result in a tremendous increase in molecular complexity by creating different “forms” of the same basic protein, known as “proteoforms”. In total, our original 20,000 protein-coding genes are estimated to produce as many as 6,000,000 different proteoforms, as illustrated in the figure below. The existence of these proteoforms indicates that there may actually be well over two orders of magnitude (or 100 times) more complexity present across our proteome than there is across our genome. It is strongly suspected that it is within this proteoform space of molecular information that fundamental biological processes are present that govern our cells, and our molecular health.
Post-Translational Modifications Create Multiple Forms of Proteins That Are Estimated to Contain Over 100 Times More Information Complexity Than the Coding Genes in the Genome
While the past several decades have seen advances in proteomics technologies, typical solutions only capture a fraction of the proteome in samples derived from blood or cells, as illustrated in the figure below. On the left, using mass spectrometry-based methods, approximately 8% of proteins are routinely detectable from blood and approximately 30% are routinely detectable from cells. On the right, there is currently no method to easily detect and map the landscape of proteoforms, which would allow for the exploration of the estimated 6,000,000 different forms and patterns of modified proteins serving some biological function. Furthermore, shortfalls in the ability of bioinformatics to predict the existence as well as the function of genes have further illustrated the need for enhanced protein analysis techniques. Today, we believe the field of proteomics is at the very beginning of a significant growth phase. We are of the firm belief that every scientist should have access to the proteome, including proteoforms, in the same way that access to the genome has been made broadly available over recent years.

Current Technologies are Unable to Routinely Access the Full Proteome or Detect Proteoforms
Market Opportunity
Due to the extensive applications and broad potential, we believe that the proteomics market represents one of the largest untapped opportunities in the biological sciences today. According to Allied Market Research, the global proteomics market was valued at approximately $25 billion as of 2021. This encompasses only the fraction of the proteomics market that is currently available to us via mass spectrometry and other quantification methods and does not include diagnostics. The overall proteomics market is projected to reach approximately $50 billion in 2027, representing a CAGR of 12% for the six-year period.
We believe that as the proteomics market evolves, substantial adjacent opportunities will arise due to the potential applications in not only precision and personalized medicine, clinical diagnostics, and machine-learning powered drug discovery, as well as other disciplines such as food and environmental science. Within the biomedical sciences, the application of proteomic technologies to clinical specimens has the potential to revolutionize multiple aspects of the diagnosis and treatment of many diseases, propelled by biomarker discovery and validation of personalized therapies which we believe will greatly increase the power of prediction, diagnosis and prognosis.

Existing Proteomics Technologies and Shortfalls
Over the past decade, the importance of proteomics in the field of diagnosis and drug research & development has increased dramatically due to the direct biological relevance of analyzing the interaction of proteins in living organisms. However, the analysis of the proteome is substantially more complex than the analysis of the genome or transcriptome. Unlike DNA and RNA, proteins themselves cannot be amplified. Consequently, measurement tools must address the challenges of sensitively detecting the minute quantities of low frequency expressed targets. This challenge is exacerbated by the exceptionally large dynamic range of proteins in both cells and in blood spanning more than seven orders of magnitude. For example, some critical and influential proteins such as transcription factors may be present with only a few copies per cell, whereas abundant proteins such as cytoskeleton or ribosomal proteins may be present in millions of copies per cell. Quantifying both the low frequency and the abundant proteins within a single sample is very challenging and stands in stark contrast to genome or transcriptome analysis which only contends with a dynamic range of approximately three orders of magnitude. Furthermore, the biochemical and physical diversity of proteins far exceeds that of DNA or RNA as proteins are created from 20 highly distinct amino acids, whereas genes and transcripts are created from only 4 distinct nucleotides. These inherent complexities have hampered progress in the development of life science tools that can sensitively and comprehensively quantify the proteome. Additionally, the ability to identify unique proteoform composition and frequency in a single complex sample is not achievable today. Currently available tools can be broadly segmented into mass spectrometry-based and affinity-based methods.
Mass Spectrometry-based Approaches
Mass spectrometry is a powerful tool for the measurement of proteins and has progressed the field of proteomics immensely, similar to the impact that Sanger sequencing had to the founding of large-scale genomics research. However, for the powerful data that is generated, current mass spectrometry workflows still remain complex and time consuming. The mass-spectrometry workflows and processes are not fully automated requiring skilled professionals to prepare samples and operate instruments, which limits the impact of these powerful technologies. Mass spectrometry is also known to have poor sensitivity to detect proteins present at low frequencies within biological samples, which is where many believe important drivers of biology exist. Lastly, the most widespread approach called shotgun mass spectrometry, requires proteins are first broken apart into small pieces called peptides in order to measure them. This detection method can only measure the individual protein fragments, and is therefore unable to identify specific patterns of post-translational modifications and proteoforms visible on intact proteins across a sample. Despite these challenges, there has still been a strong appetite for protein data given its importance in biology and drug development, and the proteomics research marketplace is estimated to have over 16,000 installed mass spectrometry systems today.
Limitations with Affinity-based Approaches
Where mass spectrometry-based approaches have been widely used for broad scale protein discovery applications, affinity-based approaches have generally been used for targeted protein measurements. Affinity-based protein detection commonly utilizes affinity binding reagents that are designed to be very specific to an individual protein target that is already known to the researcher. Additionally, the ability of an affinity reagent to selectively bind to its target may also be impacted by protein specific factors, such as the protein’s folded structure and orientation. Lastly, affinity-based approaches intended to target more than one protein at once in a sample commonly require a different affinity binding reagent for each target. Despite decades of ongoing efforts, there are still nowhere near the number of affinity-reagents in existence today to attempt to measure the full proteome. In general, affinity-based approaches are most useful when the end user has a relatively small pre-defined set of targets they want to measure, and because the affinity reagents themselves only detect a small portion of the intended target, this method is also not capable of resolving unique proteoform patterns at the single-molecule level today.
THE NAUTILUS APPROACH
Our Guiding Principles
Nautilus is driven by a desire to enable the research community to rapidly and comprehensively access and quantify the proteome, thereby transforming our ability to examine disease mechanisms, and develop new therapeutics and diagnostics. This mission is guided by a recognition that major advances in proteomics have generally lagged behind genomics, primarily due to a lack of available tools for measuring the proteome as easily or completely as one can measure the genome and transcriptome.
We believe that evolutionary or incremental improvements to existing technologies will not suffice; that a fundamentally new approach is required to unlock this large opportunity in biological science. In pursuit of that mission, we are developing our innovative Nautilus Platform to be an end-to-end single-molecule analysis solution composed of instrumentation, reagent consumables, and software that processes a sample and returns valuable and unique biological data and insight. We have designed the Nautilus Platform to enable extreme sensitivity and scale, without compromising on ease of use. Leveraging a unique architecture and advanced machine learning software, we believe our Nautilus Platform has the potential to identify substantially all proteins in a sample from almost any organism.
We view many of the core ideas underlying the Nautilus Platform as “counterintuitive”, as it required innovations at the intersection of three distinct disciplines not often found in harmony: life sciences, computer and data sciences, and physical sciences and engineering. We have designed the Nautilus Platform to integrate a variety of both computational and experimental approaches, diverse measurement modalities, and the best available analytical tools to accelerate biomarker discovery and precision medicine. Several Nautilus Platform technology elements (e.g., cloud computing and machine learning) are disciplines that have now sufficiently matured to create this timely opportunity for Nautilus to pursue the deep, hard science required to bring to market a potentially revolutionary capability that we believe will help democratize access to proteomics data.
Our Nautilus Platform Design Criteria
To achieve our ambitious goals, and to meet the unmet needs of scientists and researchers, we recognized early on that we would need to tackle the deep, hard, novel science required to innovate and commercialize a fundamentally new detection technology capable of reading and quantifying the proteome and associated proteoforms. As such, we designed the Nautilus Platform – from the ground up – to accomplish the following objectives:

Nautilus Platform Attribute:		Nautilus Platform Benefit:
Easy-to-Use	è	Any Lab Can Run It
Ultra-sensitive	è	Single-Molecule Sensitivity
Reproducible and Robust	è	Path to the Clinic
Complete Data Generation	è	No Missing Data Run-to-Run
Rapid Run Time	è	Days Not Weeks
Integrated System	è	Sample to Insight Solution
A core design criterion was that the Nautilus Platform needed to be sufficiently easy-to-use so that virtually any lab could benefit from using it, not just labs that are explicitly focused on proteomics or analytical chemistry.
Next, the Nautilus Platform needed to be ultra-sensitive. Unlike NGS technologies, where one can leverage natural processes and enzymes (e.g., polymerases) to amplify DNA and RNA, proteins cannot be amplified from the original molecule. To achieve the goal of measuring the complete proteome, scientists and researchers needed a new analysis method with unprecedented sensitivity.
In addition, the process needed to be reproducible and robust, maximizing the chance that the results derived in one experiment are the same as the results derived in subsequent experiments.
It must also be complete. One of the largest challenges with existing “shotgun” proteomics technologies is that replicate analyses are likely to sample different subsets of the proteome.
Importantly, the Nautilus Platform needed to be fast and able to analyze tens of thousands of samples in a reasonable time period.
It also needed to be integrated, allowing a biologist to put a sample in the instrument and get data out without additional intervention.
With these objectives identified as our core design criteria, we set out to create a transformative technology with the potential to achieve all of these criteria. The resulting Nautilus Platform has embodied many technical innovations across sample preparation, reagent consumables, instrumentation, and downstream protein analysis. However, we believe there are four critically important key technical innovations that, when brought together, make the achievement of our Nautilus Platform design specifications and benefits possible:
A Single-Molecule Protein Flow Cell
The Proteomic Analysis System: An Integrated Multi-cycle Optical and Fluidics Instrument
A Novel Class of Affinity Reagents for Efficient Whole Proteome Analysis
Machine Learning Protein Decoding Analytics
Key Innovations
1.Single-Molecule Protein Flow Cell
The vast majority of protein analysis tools, such as affinity-based methods like an ELISA (Enzyme-Linked Immunosorbent Assay), typically measure proteins in bulk. This approach works well for measuring small numbers of proteins, however, it quickly becomes very challenging when measuring hundreds to thousands of proteins. Additionally, going through multiple intermediaries to assess a protein’s concentration (such as protein capture, secondary detection, calibration between fluorescent output and concentration) places limitations on the accuracy, sensitivity, dynamic range and reproducibility. Genomic studies are able to get around these limitations by amplifying DNA or RNA, but unfortunately, there is no equivalent approach for amplifying proteins available.

Consequently, the limit of detection for most immunoassays has been bounded primarily by the signal-to-noise ratio provided by the instrument used to detect antibody-antigen binding and by non-specific binding, which in a 50uL sample could represent tens-of-thousands of molecules. Accordingly, the dynamic range of such platforms are typically about 1-order of magnitude, though this can be scaled through dilution at the upper end.
Nautilus recognized early on that in order to achieve its goals for creating extreme protein detection sensitivity it would require measuring proteins whose frequency in a sample might vary from only a few, to hundreds of millions of molecules in a sample. In our view, it was clear that any bulk measurement technology would struggle to cover this immense dynamic range, and that a single-molecule detection approach would be required to overcome a problem that has long been a barrier to major advancement in the field. Additionally, transitioning from bulk protein measurements to single-molecule measurements fundamentally changes the nature of the protein quantification problem where the challenges of protein identification and quantification converge. If one is able to identify each protein molecule, quantification arises simply from counting those identifications, and furthermore, single-molecule counters are by definition the most sensitive detection modalities available.
To break through these barriers, we have designed our Nautilus Platform to measure billions of individual protein molecules at a time, in a massively parallel and efficient workflow, and our internal testing has demonstrated that our hyper-dense single molecule protein nanoarray contains 10 billion landing pads. Our team has developed a process for manufacturing our nanoarray as the foundational component of our flow cell consumable. The flow cell itself is comprised of a nanometer-scale fabricated chip that holds the individual protein molecules in place on the surface in a landing pad, encapsulated by a fluidics channel that allows for reagents to flow across the surface. Our design includes the isolation of individual proteins in a protein library preparation by binding them to a much larger scaffold which has been created to hold exactly one protein molecule.
These scaffolds can be reliably made to precise sizes, and the flow cell nanoarray surface can then be generated by well understood manufacturing processes to create surface features, which we call landing pads, that match the dimension of the scaffold. As each landing pad can only hold one scaffold, and each scaffold can only hold one protein molecule, the introduction of scaffold-protein complex onto the nanoarray surface generates a self-assembling, high-density single-molecule protein array (as seen in the below illustration). The attachment between the scaffold and the nanoarray surface is extremely robust, enabling scaffolds to persist through extensive reagent washing across many cycles.

Nautilus Single-Molecule Flow Cell Designed to Capture One Individual Scaffold-Protein Complex per Landing Pad
As discussed above, our flow cell is designed with the capability to capture up to tens of billions of individual, intact protein molecules. The single-molecule nature of the Nautilus Platform is designed to enable extreme sensitivity, which we have observed in our internal testing as shown in the “Nautilus Platform Sensitivity” section below, and the sheer scale of proteins captured enables the measurement of proteins across an exceptionally wide dynamic range. Flow cells with loaded protein libraries can then be introduced into our Proteomic Analysis System for the analysis and quantitation of the captured protein library.

Nautilus Single-Molecule Protein Flow Cell is Designed at Nanometer-Scale to Cover the Information Density Needed to Measure Approximately 95% of the Human Proteome

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2.Our Proteomic Analysis System: An Integrated Multi-cycle Optical and Fluidics Instrument
Typically, protein measurement approaches, like the ELISA described earlier, are designed to perform a single measurement of the proteins in a sample, after which the sample is either damaged, destroyed or discarded. However, if proteins captured in a sample can be repeatedly probed, it becomes possible to gain far more insight on the individual molecules. With our platform, each protein molecule has a unique coordinate address on the flow cell, and repeated probing enables deeper characterization of each individual molecule with each cycle, unlocking the ability to characterize proteoforms and ultimately decode the whole proteome.

Nautilus Platform Multi-Cycle Affinity Reagent Probing, Imaging, Washing, and Re-Probing
To achieve extreme sensitivity and scale, we have designed a novel instrument that integrates reagent fluidics with a sensitive high-resolution optical imaging system to cyclically measure all single-molecule proteins captured on the flow cell. Our affinity reagents are labeled with proprietary fluorescent labels that help improve both the signal-to-noise and speed of our assay chemistry. The instrument introduces labeled affinity reagents into our flow cell, allowing them to briefly incubate, then rinse off unbound molecules, and then rapidly images the entire surface. During the imaging process, a laser system is used to excite and illuminate the fluorescent labels. The high-resolution imaging components allow resolution sufficient to characterize each individual protein molecule, generating data as shown in the above illustration.
Once an imaging pass is complete, the instrument then washes the flow cell, leaving the proteins fully immobilized, and rinses out the wash reagent before pursuing additional cycles. Samples may be multiplexed in a variety of ways to enable higher sample throughput and to reduce the cost per sample. A typical 300 cycle run will generate approximately 20 terabytes of data, which is then compressed to a digital binding matrix for downstream analysis by our cloud-based software-as-a-service, SaaS, analytics suite.
3.A Novel Class of Affinity Reagents for Efficient Whole Proteome Analysis
Our Nautilus Platform technology is designed with fundamentally different principles of how to use and exploit the properties of affinity binding reagents compared to prior methods. Historically, affinity binding reagents have been qualified for use based on their specificity to a given protein target, and showing the ability to bind strongly to that specific target. In order to see and measure a single protein target, a researcher would require an affinity reagent of sufficient specificity to detect it. These high specificity affinity reagents are commonly used for bulk measurements, and are typically only used for one single bulk measurement event (or cycle) and then discarded.
By using these same high specificity reagents in our system, we believe it is possible to detect each specific protein target now at the single-molecule level, enabling digital quantitation. We further believe it is possible to expand this concept, and use our Nautilus Platform with a wide variety of “off-the-shelf” affinity reagents that are highly specific to multiple individual protein targets. Also and of particular importance, is these off-the-shelf affinity reagents can often also target very specific sites on the protein itself, such as post-translational modification sites. Using reagents that target very specific locations and features of proteins will allow the Nautilus Platform to detect and quantify the different patterns and varieties of post-translational modifications (i.e. the proteoforms).
In a highly innovative and counterintuitive way, our Nautilus Platform has also been designed to exploit low specificity affinity reagents. The use of low specificity affinity reagents allows our Nautilus Platform to more generally cover wider range of weak binding events over many protein molecules, massively in parallel. This use is the complete opposite of traditional high specificity affinity reagents with strong binding events to a single protein of interest. Our Nautilus Platform is designed to use this broad information from low specificity reagents, which we refer to as multi-affinity probes, to decode protein identity over multiple cycles of interactions across the entire set of proteins on the flow cell. We have developed a proprietary process for high throughput generation and characterization of multi-affinity probes, and these probes will be one of the key reagent consumables used in our Nautilus Platform for broad profiling of the proteome.
4.Machine Learning Protein Identification Software
Among the most unique aspects of our Nautilus Platform is the integration of a proprietary machine learning-based protein identification analysis software engineered to work with the type of data our system generates. As discussed, more typical measurements for high specificity reagents can be used in our system to identify, and thereby quantify, each protein from a single binding and imaging step. These high specificity affinity reagents can provide a lot of information about a small number of proteins, and as such it would take an exceedingly large number of highly specific affinity reagents and therefor an exceedingly large number of cycles to measure every protein in the proteome. To enable broad protein identification on our system, we instead use our multi-affinity probes that can bind to hundreds or even thousands of individual proteins in a given cycle.
Our proprietary algorithm is thereby trained using experimental data from our probe development process that provides a baseline estimate of how likely each probe is to bind to each protein in a reference proteome database. As data is collected, a binding matrix is generated for each protein coordinate. For example, a given coordinate [2,1] may have bound probes during cycles [4, 11, 25, 26, 27, 65, and 201]. This data is then fed into our machine learning protein identification analysis to determine which protein is most compatible with the observed pattern of binding. The illustration below provides a view of our machine learning protein identification analysis at work by observing the confidence the algorithm has with respect to each protein as additional cycles of data are collected. On average, it takes roughly 15 cycles of multi-affinity probe biding events to uniquely identify a protein. Prior to 15 cycles, there is a lot of variability in which the protein is likely to be at a given spot, but then after 15 cycles, the algorithm locks in on a precise protein and becomes increasingly more confident in its identification. Further, with each additional cycle the other potential proteins become increasingly less likely.

Nautilus Platform Technology Can Identify a Protein by Analyzing Data from Multiple Cycles of Multi-Affinity Reagent Probing with High Probability
Source: Internal Data
The machine learning protein identification analysis is run for each of the 10 billion protein molecules captured on the flow cell in parallel to identify each protein molecule present. Following this, each identification is counted to produce a cumulative, absolute quantification. As the algorithm learns more and more about each multi-affinity probe’s binding characteristics, both within and across Nautilus Platform data sets, it is able to adapt and update its confidence in each protein identification, essentially getting “smarter” over time. As a result, the machine learning protein identification analysis is able to re-analyze data collected in the past and continuously improve upon its ability to identify proteins within that data. Using highly specific affinity reagent probes would take tens-of-thousands of probes and cycles to measure the whole proteome, but using our machine learning protein identification analysis, it is estimated to be capable of comprehensively decoding the proteome within approximately three hundred cycles.
Our Technology Workflow
From the earliest stages of developing the Nautilus Platform, we set out to integrate the four key innovations (listed in the above section) into a single, cohesive proteomics workflow, creating an end-to-end solution designed for ease-of-use, speed, scale and performance. We believed that doing so could unlock the potential to democratize proteomics and make it possible for the broader scientific community to undertake a wider range of new, high-value scientific inquiries, thereby accelerating research and ultimately impacting healthcare and the development of precision medicine.

The Nautilus workflow is designed to consist of five major steps, beginning with sample preparation and concluding with the machine learning analytics that yields high-value proteomic data.
•Step 1 – Sample Preparation
The Nautilus sample preparation process attaches a label to extracted proteins and then attaches them to a proprietary scaffold to isolate them individually, thereby creating a single-molecule protein library. This process was designed to be simple, robust, and rapid. Internal tests demonstrate that substantially all of the proteins are attached to the scaffold within two hours, creating the prepared protein library.
•Step 2 – Sample Deposition onto the Flow Cell
The protein library is then deposited onto the flow cell capable of holding up to 10 billion intact single protein molecules. The landing pads on the flow cell are matched to the size of the protein-attached scaffold, thus allowing only one protein to be deposited per site. This element of the process was specifically designed to enable massively parallel, rapid, single-molecule sampling of proteins, as shown in the flow cell occupancy figure below.
•Step 3 – Integrated Imaging and Fluidics System using Multi-Cycle Affinity Reagents
Once the proteins are deposited onto the flow cell, it is then loaded into the Proteomic Analysis System to measure each individual molecule in a multi-cycle system run. The process entails introducing affinity reagents into the flow cell, rinsing out the unbound fraction, imaging the surface area, and then stripping and washing the affinity reagent away. This step is then repeated sequentially to collect data on the desired number of cycles.
•Step 4 – Processing of Digitalized Proteomic Data
After the proteins on the flow cell have been iteratively imaged over the determined number of cycles, the resulting raw images are converted into a coordinate map with corresponding illumination signals indicating positive affinity reagent binding events, effectively digitizing up to approximately 20 terabytes of raw image analyzed proteomic data.
•Step 5 – Machine Learning Analytics - Decoding, Protein Identification, and Quantity
In the final step of the workflow, the digital proteomic data is analyzed by our cloud-based machine learning protein identification analysis software. The data is converted to protein identities during this analysis, evaluating the characteristics of each affinity reagent binding event at each location to determine protein identity and quantity.
Nautilus Platform Technology Performance
Simple and Robust Sample Handling
Nautilus’ straightforward sample protein library preparation is designed to convert protein samples into a format optimized for single-molecule deposition on our flow cell. The process has been designed to be accessible to virtually any life sciences researcher. In addition, our forthcoming sample protein library preparation instrument is expected to further simplify the workflow by introducing automation. Also, unlike existing shotgun proteomics methods, no sample protein digestion is required in our method which in turn makes the workflow very simple. The result is a process that is expected to effectively prepare a sample into a library ready to load on the flow cell in approximately 2 hours.
A key feature of our Nautilus Platform is the large scale (up to billions) of protein molecules that we believe can be measured massively in parallel on our single-molecule flow cell. An analysis of nearly 1,000 flow cells showed typical sample loading of single protein libraries yielded near complete flow cell occupancy, which demonstrates the speed and efficiency of our sample handling process.
Flow Cell Loading Demonstrates Approximately 97% of Flow Cell is Occupied with Protein Library

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Nautilus Platform Stability in Multi-Cycle Experiments
We believe we have designed a technology with direct applicability in research use settings as well as having the potential to translate discoveries into healthcare practice. A critical aspect of any molecular detection technology with translational and clinical potential is robustness and reproducibility. To understand how stable our measurement process was, we tested the durability of our flow cell with a loaded protein library to ensure that proteins remained present on the surface over multiple cycles in a Proteomic Analysis System run. In our studies evaluating stability over numerous cycles, we observed substantially less than 1% of proteins were lost from the flow cell as seen on the panel below on the left. As shown on the right figure, to examine both the effectiveness of our wash buffer and the ability of proteins to be probed after being washed, we first examined the detection ability of the protein on a first cycle (blue). We next demonstrated that our wash buffer successfully eliminated remaining signal (yellow). Last, we demonstrated that after extended exposure to washing, and rinsing, that the protein detection remained nearly identical to the initial measurement (red). These results suggest that our wash conditions are highly effective and that our process of reagent cycling does not significantly damage the protein and thereby interfere with the probability of its measurement accuracy.
Protein Library Remains Bound to Flow Cell During Repetitive Probe Binding and Wash Cycles
Nautilus Platform Sensitivity
Our Nautilus Platform is designed both to be extremely sensitive (by virtue of being a single-molecule platform) and to have an extremely wide dynamic range of detection (by virtue of measuring a very large number of molecules). In single-molecule assays, dynamic range is defined by the total number of molecules measured. Consequently, a platform measuring a million molecules will have a smaller dynamic range than a platform measuring 10-million molecules. On our Nautilus Platform, we project we will be able to reach sensitivity down to 1 molecule out of 10 billion. The figure below shows a limit of detection experiment performed on the Nautilus Platform, approaching attomolar sensitivity (1 out of 1016). We are also able to use this sensitivity in flexible way, for example we can perform an extremely deep analysis of a single protein library sample across all lanes of a flow cell, or we can perform a multiplexed analysis by processing a batch of samples together (each sample protein library individually barcoded) during one Proteomic Analysis System run.

Extreme Sensitivity Quantified by 10-16 LOD (Limit of Detection)
Mapping Proteoforms
We believe there are likely millions of different proteoforms that define cellular activity, cellular localization and biochemical function. With peptide-centric approaches (detecting only small pieces of proteins), such as “shotgun” mass spectrometry, it is simply impossible to differentiate proteoforms. Using phosphorylation as an example for a post-translational modification of a protein, consider the case of two samples as shown in the figure below. On the left, one protein sample contains a single-molecule with a triple phosphorylation (red) and two unmodified proteins versus a second sample on the right, in which each protein molecule contains one phosphorylation each at a single different site. These two samples would likely appear identical to one another in a shotgun mass-spectrometry analysis.
The Nautilus Platform Detection of Proteoform Patterns
On our Nautilus Platform, we are able to use existing commercially available affinity reagents to perform detailed mapping of proteoform patterns at the single-molecule level. We do this by measuring individual proteins at each specific post-translational modification site over multiple cycles, each cycle targeting a different specific site or feature of the protein. For example in the diagram below, during the first cycle we use an EGFR affinity reagent to identify all of the EGFR proteins present on the flow cell. Then over the next 4 cycles we detect each EGFR molecule again, only now with a slightly different affinity reagent that targets each different location of a phosphorylation modification on the EGFR protein. Looking at this data together over 5 cycles, our technology is potentially able to distinguish up to 16 different proteoforms (in this case, different phosphorylated patterns) of the same EGFR protein and the quantity of each proteoform in a sample.
We demonstrated this principle of proteoform detection by looking at three samples on our Nautilus Platform. These three samples were designed from purified protein to detect different proteoforms of the same basic protein. The first sample was primarily a protein in Proteoform 1 form. The second sample was primarily a protein in a mix of Proteoform 1 and Proteoform 2 forms. The third sample was primarily a protein in Proteoform 2 form. As shown in the figure below, the Nautilus platform is not only able to both differentiate between these forms, but is also able to do so quantitatively and therefore determine how much of each proteoform is in each sample.
Nautilus Platform Proteoform Pattern Detection and Quantitation
Nautilus Platform Development Plan Key Areas of Focus
In order to achieve our goal of broad commercialization by the end of 2023 or beginning of 2024, we plan to advance the development of our Nautilus Platform across all components including chemistries, reagents, consumables, instrumentation and analysis software. The prototype of our Proteomic Analysis System has generated all of our internal data to date, and as of the beginning of 2021 we are continuing the development process to optimize, improve upon, and validate the final designs, formulations, protocols, manufacturing processes, and software code comprising our Nautilus Platform.

Our development plan will build upon the foundational achievements our prototype technology has made in several key areas, with the goal of ultimately allowing us to fully realize the potential of our technology. We plan to focus on the continued improvement of our flow cell designs. Having initially demonstrated that prototype versions of our flow cell can functionally achieve 10 billion discrete single-molecule landing pads, we plan to further optimize the landing pad spacing, density, manufacturing process and chemistries of the first commercially available flow cells. We also intend to focus on the completion of the final engineering design of our Proteomic Analysis System, where we plan to complete the development of manufacturing processes to integrate and test all completed sub-systems including the high-speed optical subsystem, fluorophore excitation laser, and micro-fluidics system in combination with our flow cell. We also plan to continue expanding the number of affinity binding reagents and chemistries that can be used within our Proteomic Analysis System for both broad scale proteomics quantification and target quantification of proteoforms at the single molecule level. Our aim is to create a broad portfolio of affinity binding reagents through in-house reagent development efforts and through strategic partnerships where we qualify already developed reagents for compatibility with our technology. Lastly, we intend to continue the development of our analysis software, where we expect improvements to our algorithms and analysis that will help with the speed, accuracy, and reliability of our commercial Proteomic Analysis System performance.
Assuming the completion of our development across these focal areas on our currently anticipated timeline, as well as additional related development activities, we believe we will be in position to achieve our goal of broad commercialization by the end of 2023 or beginning of 2024.
APPLICATIONS OF OUR TECHNOLOGY
The Nautilus Platform technology is an open platform that is designed to leverage a wide variety of reagents to read and quantify the proteome and proteoforms
We believe that our Nautilus Platform technology is designed to represent one of the first truly novel technologies for the detection and quantitation of proteins and proteoforms by leveraging the creation of our single-molecule flow cell in combination with a broad range of affinity binding reagents. By design, our Nautilus Platform technology is open to the use of virtually any affinity binding reagent, where each reagent can be efficiently chemically labeled and used in our multi-cycle process to identify and quantify a protein library. We further believe one of the inherent strengths of the open design of our Nautilus Platform is the ability to use reagents across a range of different binding profiles to create unique applications that unlock different types of important biological information.
On one end of the spectrum (above left), our technology is designed to harness the power of low specificity multi-affinity binding reagents that will potentially allow us to detect substantially all of the proteome. On the other end of the spectrum (above right), we believe we can apply high specificity affinity binding reagents that detect and quantify individual target proteins of interest, and the post-translational modifications of these target proteins to detect and quantify the various proteoforms that may exist. We believe it is this inherent flexibility of reagent applications on our Nautilus Platform that will enable a broad suite of uses across research, discovery, translational and clinical applications. Because of this inherent flexibility, we also believe our Nautilus Platform will spark the creation of new and unforeseen applications, in a similar market expansion and innovation trend that was experienced in the years following the launch of open and flexible NGS platform technologies.
Basic Research and Discovery Applications
The Discovery Potential of Our Nautilus Platform
One of the long-standing challenges to accelerating the discovery and understanding of protein biological function has been the overwhelming dynamic range of proteins present in a cell or a biospecimen. We believe that a sensitivity of detecting 1 protein molecule in as little as 1,000 cells will be required to identify the exceptionally rare but biologically significant proteins in a sample. Our Nautilus Platform is designed with this extreme sensitivity in mind, which we believe makes it ideally suited for capturing and cataloging the variation of the proteome in a comprehensive way, both in human and non-human species.
Further, we believe speed, scale, and single-molecule data quality will be required to enable research projects with aims to create new species-specific, tissue-specific, or disease-specific reference datasets that have the potential to accelerate discovery across academic and industry research communities. We believe our customers could embrace our Nautilus Platform for these applications broadly. Comparatively, during the initial market adoption of NGS, as the instrumentation and methods improved in speed and data production scale, projects increased dramatically in size. Sample cohorts grew from dozens of samples to hundreds, and then to thousands in an effort to use the speed and data production capacity to improve the statistical power required to make new discoveries. We believe our Nautilus Platform technology could experience a similar trajectory of utilization for research and discovery applications, making very large sample size studies that were not feasible using prior proteomic detection methods now practical for our customers to implement.
A deeper level of detail and molecular complexity also clearly exists beyond the estimated 20,000 proteins in the human proteome, and we expect our customers to utilize proteoform specific reagents for the profiling, mapping, and characterization of post-translational modification patterns on proteins of interest. It is estimated there are as many as 6,000,000 different proteoforms produced through protein modification pathways that hold critical biological and contextual information on the function and purpose of the proteins in our cells. We believe our customers could show strong interest in this important field of research given the lack of technologies and tools in existence today capable of mapping multiple features on a single protein in one analysis workflow. We believe discovery focused proteoform specific reagents could be used in combination with our multi-affinity broad protein detection method to enhance the output of our analyses.
Multi-Omic Systems Biology and Proteogenomics
We believe the creation of matched DNA, RNA and protein data sets for integrated multi-omic (DNA, RNA and protein) analyses will enable a more complete understanding of the path of information transfer from gene, to transcript, to protein. It is estimated that at most only 40% of protein expression can be predicted by gene expression data. Integrated multi-omic data sets are expected to have far greater potential for better understanding this discordance, its biological origin, and ultimately its impact on cell function with deeper and more complete proteomic data. We expect the creation of workflows with matched NGS and proteomic data will become standard practice in the community, further driving the utility and value of our Nautilus Platform technology.
Proteogenomics is an emerging area of research, with the goal of identifying brand new proteins or proteoforms not currently captured in the protein reference sequence. In proteogenomics, individual protein sequence databases are generated using matched transcriptomic and genomic data to aid in the identification of novel peptides and proteins detected but not yet mapped within the reference databases of known proteins. In this area of research, the integration of genomics and gene expression data enhances the predictive capability to determine what new proteins are present in a sample, and further brings functional context to genomic information and gene expression patterns.

Our Nautilus Platform represents an entirely new single-molecule data source for proteogenomics, which we believe could contribute significantly to the field by increasing the scale of proteomic data accessible for these analyses, and ultimately increasing the discovery potential of the integrated dataset. Given the current level of access to genomic and transcriptomic information enabled by NGS, we believe the research community could rapidly integrate data from our Nautilus Platform technology into these studies to leverage matched genomic and proteomic data.
Translational Research and Discovery Applications
Biomarker Discovery
It has been published that approximately 95% of FDA-approved drug targets are proteins. Currently, FDA-approved drugs are targeting 754 separate human proteins and there are 4,009 genes in the UniProt database that have experimental evidence for being involved in disease. We believe that the drug development and diagnostic industries have suffered from an inability to access the low frequency and rare proteins present in biological samples due to the tremendous dynamic range present across proteins in a specimen. As already described, we believe that our Nautilus Platform technology is designed with the scale to adequately overcome the dynamic range problem in proteomics, and provide researchers with access to the rare, but biologically important protein detection where biomarkers are believed to exist. We believe our Nautilus Platform’s sensitivity targeting the detection of events as rare as 1 protein molecule in 1,000 cells will be critically important and may unlock the potential for many new biomarkers to accelerate the development of precision medicine diagnostics and therapeutics.
Proteoform Patterns as Biomarkers and Mechanism of Action Studies
We believe the study of proteoform patterns, proteoform frequency, and proteoform diversity of critically important drug targets will be a widely used application of our Nautilus Platform. Which drugs work on specific protein drug targets is not just a result of the total number of post-translational modifications, but instead by how combinations of specific post-translational modification are operating together. Our technology is designed to enable the research community to see these proteoform patterns, and to measure their relationship to one another. Every disease is the result of a dysregulation of molecular functions that create biological consequences compared to normal healthy function. Given the inability to detect proteoform patterns today, we believe this will become an essential application of our technology used to investigate important drug targets and molecular disease pathways. We believe this application has the potential to advance precision medicine by making an entire layer of molecular complexity and information available to researchers for the first time.
Longitudinal Monitoring of Proteome Dynamics
The study of proteome composition, protein and proteoform frequency, patterns, and variations over time represents an opportunity to survey and understand the biological changes resulting from environmental factors that influence our health and wellness. Individual or small panel protein surveillance tools have existed in the healthcare market for decades using traditional assay methods across a range of biospecimen, all of which have the same inherent limitations as those in the research space. Also, cell-free nucleic acid methods have emerged recently as amongst the first molecular surveillance tools in oncology for the emergence of disease progression post treatment or surgery, and may also prove to enable the detection of disease at earlier stages in some cancers where cell-free nucleic acids are present at higher levels. However, the same fundamental challenges exist in this setting. Nucleic acids are still only a proxy for measuring the biological consequences of the functional proteins, and further the sensitivity needed to find early-onset molecular features of disease before it presents clinically is incredibly high. We believe the routine surveillance of proteins at sufficient breadth and depth to capture even the exceptionally low-frequency changes will be a key area of interest in the future. This application has implications across not only oncology, but across virtually any human disease where the molecular underpinnings driving that disease may one day be revealed and then tracked to identify that disease earlier, measure the response to treatments, and create a comprehensive and dynamic view of our overall molecular health.

Diagnostics, Clinical Research and Drug Development Applications
Transitioning from Discovery into Clinical Application
We believe one of the largest and most impactful applications for our technology in the future will be the development of diagnostics that leverage the sensitivity, speed, stability, and ease of use we are designing our system to achieve. Significant technical and practical barriers have existed with prior high-throughput proteomic technologies preventing them from accessing the clinic. Despite advances in sample preparation methods, we believe the detection of enriched and modified protein samples by mass spectrometry will continue to experience challenges in the effort to transition to the clinic. We believe our novel protein detection method embodies the performance characteristics and design criteria that will be desirable for clinical applications. We further believe there will be opportunities to identify and develop content for proteomic clinical diagnostic tools as a result of the more direct nature of measuring the individual proteins at the source of biological function, as opposed to inferring biological function from genomic or gene expression measurements.
We also believe there will be an opportunity to leverage the proteoform pattern detection methods established in a translational research setting into the development of clinical tests in the future. We expect that once our technology is validated in a translational research setting for the identification of proteoform patterns which are themselves biomarkers of disease, we could potentially be in the position of being the only technology capable of physically detecting such patterns. We believe this presents an opportunity to use our Nautilus Platform to continue to advance these applications and methods of proteoform pattern biomarker detection from discovery all the way through to future diagnostic using our technology. As we work to build evidence with our customers and partners on the utility of new proteoform patterns as translational and clinical biomarkers, we believe such applications of our Nautilus Platform could have a profound impact on precision medicine.
Precision Medicine Development & Clinical Trial Support
We believe there is tremendous demand for broad scale proteomic data across the continuum of preclinical and clinical drug development. Starting at the earliest stages of therapeutic asset development, the ability to strategically inform and prioritize experimental compounds with deep proteomic data will provide a much more comprehensive view of cellular responses and resistance mechanisms. This data may also create a new perspective on how to modify experimental therapies to interact with molecular pathways in much more specific and intentional ways. We believe these types of applications present a very compelling use-case for our Nautilus Platform.
We first expect adoption of our Nautilus Platform could occur in the preclinical and clinical retrospective settings, where we believe single-molecule proteomic and proteoform composition and frequency will become essential tools in building a more complete picture of how experimental medicines are interacting in complex molecular pathways. Each individual tissue type offers its own unique profile of expressed proteins and functions, where advances in proteomic data breadth and depth may elucidate how and where a compound is interacting within these different cell types. We also believe this type of comprehensive proteomic analysis could become an important tool for improving our understanding of drug toxicities, metabolism and distribution. For this application, our technology has the potential to substantially improve visibility to the entire landscape of drug-target interactions, and consequently may help to improve the probability of creating strong therapeutic responses while minimizing detrimental or off-target effects. As these new insights become available, we further believe our customers may engage in very large-scale studies to catalog the frequency of target proteins and proteomic patterns across large and diverse biobanks that represent the intent to treat populations of interest, which will help inform and prioritize the development strategy and the potential impact of their experimental therapy pipelines.
We believe that as these advances in the application of large-scale proteomic data are realized in preclinical and retrospective settings, a natural transition will occur where our customers and partners will seek to apply their learnings in prospective settings. In the prospective clinical development environment, we believe the same design features which make our Nautilus Platform desirable in a research setting can be fully realized. Prior proteomic profiling technologies have struggled to make an impact in prospective clinical settings due to a lack of run-to-run data reproducibility, slow turn-around-time, and overall complexity of practical implementation. We believe our Nautilus Platform design is ideally suited for the quality, stability, and speed required to fully realize the value of accessing deep proteomic profiling data to identify biomarkers that stratify patients for clinical trials and improve drug development.
OUR PRODUCTS
Overview
Our primary business model is anticipated to be focused on the commercialization of our Nautilus Platform through the sale of instrumentation, consumables, and software. Our Proteomic Analysis System is our detection instrument at the center of our product suite, supported by reagent consumables for the preparation and analysis of proteins, and followed by sophisticated machine learning software architecture for the analysis of our data via, or SaaS, in the cloud.
Proteomic Analysis System & Reagents
Our Proteomic Analysis System is a high-resolution optical imaging system coupled with an integrated fluidics system to process multi-cycle affinity reagent binding and imaging runs. System run reagents are expected to be supplied in a number of product configurations including full length proteomic profiling kits, targeted molecular disease analysis kits, and target protein proteoform mapping kits. Total instrument run time is based on total cycle number and is expected to target between 1 and 3 days. Standard system reagent kits are expected to contain Nautilus manufactured and supplied affinity reagents, buffers, and flow cells required to perform a complete proteomic analysis run. Additionally, affinity reagent labeling kits are expected to be supplied to enable customers to label their own in-house developed affinity reagents to be compatible with Nautilus chemistry for use on the system.
Sample Preparation Kits
Our proprietary sample preparation kits are expected to be intended for the isolation and library preparation of proteins from a variety of input materials including cell cultures, tissues and biospecimen. The library preparation includes an automatable workflow consisting of chemically labeling target proteins and attaching them to a scaffold used to deposit proteins on our flow cell. Given the breadth and depth of data output capability planned for our proteomic analysis system, it is not expected that additional protein sample enrichment, enhancement or pre-treatments of samples will be required for processing, but we do intend to be compatible with such input materials. We also expect our customers and partners may intend to design their own custom process to target specific proteins prior to creating a library with them, and we intend to ensure our kits will be compatible with pre-treated or enriched protein samples. Our protein library preparation process is designed to be simple, efficient, and robust, all features which are expected to allow for easy automated processing for high throughput applications.
Software & Analysis
Our machine learning protein identification analysis software suite also is expected to be utilized as the secondary analysis engine to decode the Proteomic Analysis System raw data. Our software is expected to be a SaaS based service, utilizing Nautilus’ machine learning computational algorithms required to identify and quantify the proteins or proteoforms present on the system run. Our software is a learning and evolving system, which we are designing to improve in accuracy over time as the protein feature profiles are refined and trained across a growing database and our software has demonstrated this potential ability in our internal tests. We expect our software enhancements in performance will also be accessible to customers who wish to re-analyze prior run data with later versions to deliver new insight and discovery value.
SALES & MARKETING
Commercial Strategy
The primary business model we intend to implement is to directly commercialize our entire end-to-end Nautilus Platform technology solution through the sale and installation of our Proteomic Analysis System at customer sites; the ongoing sale of consumables covering a broad suite of applications run on our system; a SaaS analytics and insights software subscription to capture long term value created by our machine learning-based analysis enhancements; and a service warranty plan to maintain our install base and support our customers in the field. We believe a comprehensive solution could offer a compelling value proposition across multiple market segments due to the substantial enhancements it will create in speed and scale of data creation, single-molecule quantitation, sensitivity, and reproducibility.
We initially intend to target customers with a history of strong performance in proteomic research, and a substantial annual research budget allocation for proteomics technologies and proteomic data. We expect many of our customers will already have high complexity molecular analysis laboratories which include high throughput proteomic or genomic analysis capabilities on site. These customers represent a segment of the greater than 16,000 system install base of mass spectrometry detection systems already in use, many of which are dedicated to proteomic analyses. Our early customers are expected to include large pharma and biotech research groups, sophisticated proteomic translational research laboratories in academia, and large-scale commercial and academic multi-omics research laboratories. As our Nautilus Platform is introduced into these customer segments, we further intend to expand our commercialization into clinical settings, where our target customers are expected to include pharma and biotech clinical development groups, contract research organizations, and ultimately, diagnostic laboratories.
Our Proteomic Analysis System is expected to be priced in-line with mass spectrometry peptide detection equipment, or high-throughput NGS equipment, making the capital expense for our system within the budget for our initial customers. Our consumables are expected be priced in-line with NGS consumable kits and flow cell system run reagents. We intend to launch our reagent kits with a developed sample multiplexing run option to further drive price-per-sample cost reductions into a range that enables very high-throughput applications. We expect the high-throughput run configurations and economics to trigger the initiation of large-scale research projects, and also to be more compatible with centralized core lab facility operations that support data generation across an entire organization.
Because we believe our unique approach to protein and proteoform detection is a significant deviation from any prior method, we believe it is critical to provide the market with peer reviewed publications describing our technology and its performance capabilities, and to demonstrate its ability to deliver new biological insight. Our publication strategy is a key component of our overall go-to-market plan, and we expect to spend considerable time and resources building these fundamental proof-sources to accelerate adoption of our Proteomic Analysis System. We further believe that once our Proteomic Analysis System is launched, a key performance indicator of our success will be the rate of new publications generated using our technology. We intend to track this closely, and we expect to invest both internally and externally to accelerate the pace of new research and publications leveraging our Nautilus Platform pre- and post- Proteomic Analysis System launch.
Go-To-Market Strategy
We expect our Proteomic Analysis System technology will be highly disruptive to the current proteomics technology and market landscape, and as a result, we have designed our go-to-market plan with a similar strategy to the highly successful NGS platform technology introduction and commercialization in genomics. We also believe that engaging with the market early is a critically important activity in building confidence and awareness of our technology and its capabilities.
Our planned go-to-market strategy is organized into 3 phases:
1)Collaborations & Partnerships
2)Early Access & POC (Proof of Concept) Programs
3)Proteomic Analysis System Launch & Commercial Scale Up.
We have mapped the phases of our go-to-market strategy against specific technology development milestones which we believe will allow us to build the value proposition of our technology early, and to grow it in conjunction with our Nautilus Platform enhancements over time. Our strategy to utilize our Nautilus Platform early in its formal development cycle through partnerships is an important component, and in part can be attributed to the inherent flexibility we have to employ commercially available reagents for targeted applications of single-molecule proteomics that drive new and significant discovery value. Further, as we advance from low-cycle targeted applications towards longer runs with increasing data output, we believe each of the milestones on our development plan are potentially new and unprecedented advancements we can leverage to build commercial momentum.
Aligning Go-to-Market Strategy with Research and Development Milestones
Collaborations & Partnerships
We believe that directly engaging the market early, well before system launch, has the potential to be a very important differentiator to raise awareness of our novel Nautilus Platform as it matures throughout the formal development process, and to build credibility as we educate the community on our scientific approach through the value of our data. We believe the most effective way to engage our future customers now is through partnerships and collaborations, with the primary purpose of driving new and meaningful biological insights while demonstrating our technology’s performance, unique characteristics, and capabilities. We intend to launch a formal partnering program as early as this year, with the goal of establishing multiple research collaborations generating data and publications in high impact research areas. We also believe we can use these collaborations to improve the performance characteristics of our technology during development, and we can shape the system and run parameters to more precisely meet our customer’s needs. We intend to target projects with these engagements that will help to define and validate our product applications, which we expect will further aid in the rapid adoption of such applications once directly commercialized as products.
Early Access and Proof of Concept (POC) Programs
Following the important Collaboration and Partnership work necessary to lay a foundation of publications describing our technology and the initial product applications, we believe we will have a body of scientific evidence sufficient to build demand for our Nautilus Platform. We then intend to initiate pre-sales activities, which include the initiation of an Early Access Program that is expected to ship pre-commercial launch Proteomic Analysis Systems to a select group of customer sites. Our goal in the planned Early Access Program is to establish our early adoption group of customers that will serve as reference sites ahead of our broader commercial launch, and to integrate the learnings from our system performance outside of our own laboratories to improve the performance and robustness of our system and process design. In addition to the Early Access Program where we plan to have customers running our systems in their laboratories, we intend to make available the expanded data production capacity of our internal Proteomic Analysis Systems to launch POC programs with a wider group of targeted first commercial customers. The planned POC programs are intended to be small-scale paid service projects that will give new potential customers access to our Proteomic Analysis System data to begin their evaluation process and streamline the decision to purchase a Proteomic Analysis System directly. We anticipate offering many POC programs leading up to full system launch, with the overall objective of seeding the market with pre-orders and creating a backlog of sold Proteomic Analysis Systems before our official system launch date.

Proteomic Analysis System Launch and Commercial Scale Up
At full commercial Proteomic Analysis System launch, we expect to conclude our Early Access Program, but maintain our POC program offering for an extended period of time to continue to drive sales. Our Proteomic Analysis System launch is expected to be coupled with a substantial scale up of our commercial sales and marketing workforce. We intend to employ a “land and expand” sales model to promote high value cutting edge technology adoption, where we will first establish a presence in key accounts across our customer demographics, then work to broaden and expand our value and contributions across those key account organizations while concurrently growing our customer base through an increasing salesforce. We expect to commercialize directly in the United States, and in the future to expand commercial operations to the Asia Pacific and European regions. Following our initial Proteomic Analysis System commercial launch, we expect future system upgrades and enhancements periodically over time that will further drive discovery potential and our business with each incremental advancement.
Our planned commercialization strategy and technology are designed to offer a highly differentiated and defensible position in the market we intend to capitalize on. We believe we will have significant competitive advantages if we are able to execute on the following opportunities:
•Being first to market with a novel protein and proteoform detection platform;
•Demonstrating the ability to unlock new sources of primary biological information with proteoform mapping and rare protein detection;
•Providing immense data production capacity, driving discovery by enabling large scale studies and building our database to become a strategic asset;
•Implementing a proven commercial model with an efficient direct salesforce; and
•Expanding our impact into clinical applications, precision medicine and diagnostics.
Genentech Partnership
In December of 2020, we signed a research collaboration agreement with Genentech to engage in a pilot study using our technology. This partnership is consistent with our objectives in Phase I of our commercial go-to-market strategy to build external collaborations and relationships that produce data and publications based on the application of our Nautilus Platform technology to deliver a meaningful biological insight. We are collaborating with Genentech using our Proteomic Analysis System to analyze and map the proteoform landscape of a Genentech protein target of interest. We aim to submit results for publication in late 2021.
Commercial Organization
We plan to build out a world-class commercial organization, focused on delivering value and support through every stage of the sales cycle. Our company is driven by the advancement of science and the improvement of human health, and we anticipate our commercial organization to be scientifically oriented to align with the goals and objectives of our customers. We believe strongly in building an exceptional support infrastructure, which we believe will be particularly important for our customers given the scale and novelty of data we anticipate our systems will provide. We aim to build long-term loyalty with our customers by enhancing their individual research programs, enabling their successes, and driving growth within their organizations through their successful use of our technologies. We believe that if they win, we all win.
MANUFACTURING AND SUPPLY
Reagent and Flow Cell Consumables
We have designed and sourced our consumables primarily from third-party suppliers. While some of these components are sourced from a single supplier, we have qualified second sources for several of our critical reagents. We currently source base nanoarray chips and flow cell components, sample preparation and assay reagents. We believe that our suppliers have sufficient capacity to meet our near-term development needs through to commercialization. We believe it may be advantageous to have multiple sources for our consumable components and reagents in the future, to help reduce the risk of production delays or quality issues that may cause a disruption to our development timelines or pre-commercial activities. For further discussion of the risks relating to our third-party suppliers, see the section titled “Risk Factors— Risks Related to our Business.”
Instrumentation
Our Proteomic Analysis System instrumentation automates the Nautilus assay chemistry concurrent with rapid optical imaging of the flow cell. The current system is an early-stage design, used for optimization of the function and design of each component. We currently source components for our systems from external manufacturers and assemble them in-house at our San Carlos, CA facility. Once development is completed, we will determine the most appropriate path for high volume production. This may consist of a process developed by contract manufacturing of major system components with final assembly and testing in-house, or fully outsourced production, or some combination of both.
COMPETITION
The life sciences market is highly competitive. There are other companies, both established and early-stage, that have indicated that they are designing, manufacturing and marketing products for, among other things, multiplexed or high-throughput proteomic analysis. Nautilus currently competes with technology and diagnostic companies that supply components, products, and services to customers engaged in proteomics analysis. These companies include Agilent Technologies; Becton, Dickinson and Company; Bruker Corporation; Danaher; Luminex; Olink Proteomics; Quanterix; SomaLogic; Quantum-Si; and Thermo Fisher Scientific. Nautilus also competes with a number of emerging companies that are developing proteomic products and solutions. Some of these companies may be further along in their commercial and operating plans than we are, including actively commercializing products and growing established marketing and sales forces. Other competitors are earlier than us, and in the process of developing their technologies for the life sciences market which may lead to products that rival or replace our products.
However, we believe we are substantially differentiated from our competitors for many reasons, including our novel approach to high throughput and massively parallel proteomic technology, the unique and proprietary nature of our technologies, our rigorous product development processes and quality of science, our multidisciplinary teams, and our access to an immediate growing market with opportunities to expand into adjacent translational and clinical markets. We believe our customers will favor our products and company because of these differentiators.
Government Regulation
The development, testing, manufacturing, marketing, post-market surveillance, distribution, advertising and labeling of certain of medical devices are subject to regulation in the United States by the Center for Devices and Radiological Health of the U.S. Food and Drug Administration (FDA) under the Federal Food, Drug, and Cosmetic Act (FDC Act) and comparable state and international agencies. FDA defines a medical device as an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent or other similar or related article, including any component part or accessory, which is (i) intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals, or (ii) intended to affect the structure or any function of the body of man or other animals and which does not achieve any of its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes. Medical devices to be commercially distributed in the United States must receive from the FDA either clearance of a premarket notification, known as 510(k), or premarket approval pursuant to the FDC Act prior to marketing, unless subject to an exemption.
We intend to label and sell our products for research purposes only (RUO) and expect to sell them to academic institutions, life sciences and research laboratories that conduct research, and biopharmaceutical and biotechnology companies for non-diagnostic and non-clinical purposes. Our products are not intended or promoted for use in clinical practice in the diagnosis of disease or other conditions, and they are labeled for research use only, not for use in diagnostic procedures. Accordingly, we believe our products, as we intend to market them, are not subject to regulation by FDA. Rather, while FDA regulations require that research use only products be labeled with – “For Research Use Only. Not for use in diagnostic procedures.” – the regulations do not subject such products to the FDA’s jurisdiction or the broader pre- and post-market controls for medical devices.
In November 2013, the FDA issued a final guidance on products labeled RUO, which, among other things, reaffirmed that a company may not make any clinical or diagnostic claims about an RUO product, stating that merely including a labeling statement that the product is for research purposes only will not necessarily render the device exempt from the FDA’s clearance, approval, or other regulatory requirements if the totality of circumstances surrounding the distribution of the product indicates that the manufacturer knows its product is being used by customers for diagnostic uses or the manufacturer intends such a use. These circumstances may include, among other things, written or verbal marketing claims regarding a product’s performance in clinical diagnostic applications and a manufacturer’s provision of technical support for such activities. If FDA were to determine, based on the totality of circumstances, that our products labeled and marketed for RUO are intended for diagnostic purposes, they would be considered medical devices that will require clearance or approval prior to commercialization. Further, sales of devices for diagnostic purposes may subject us to additional healthcare regulation. We continue to monitor the changing legal and regulatory landscape to ensure our compliance with any applicable rules, laws and regulations.
In the future, certain of our products or related applications could become subject to regulation as medical devices by the FDA. If we wish to label and expand product lines to address the diagnosis of disease, regulation by governmental authorities in the United States and other countries will become an increasingly significant factor in development, testing, production, and marketing. Products that we may develop in the molecular diagnostic markets, depending on their intended use, may be regulated as medical devices or in vitro diagnostic products (IVDs) by the FDA and comparable agencies in other countries. In the U.S., if we market our products for use in performing clinical diagnostics, such products would be subject to regulation by the FDA under pre-market and post-market control as medical devices, unless an exemption applies, we would be required to obtain either prior 510(k) clearance or prior premarket approval from the FDA before commercializing the product.
The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk to the patient are placed in either class I or II, which, unless an exemption applies, requires the manufacturer to submit a pre-market notification requesting FDA clearance for commercial distribution pursuant to Section 510(k) of the FDC Act. This process, known as 510(k) clearance, requires that the manufacturer demonstrate that the device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a “pre-amendment” class III device for which pre-market approval applications (PMAs) have not been required by the FDA. This FDA review process typically takes from four to twelve months, although it can take longer. Most class I devices are exempted from this 510(k) premarket submission requirement. If no legally marketed predicate can be identified for a new device to enable the use of the 510(k) pathway, the device is automatically classified under the FDC Act as class III, which generally requires PMA approval. However, FDA can reclassify or use “de novo classification” for a device that meets the FDC Act standards for a class II device, permitting the device to be marketed without PMA approval. To grant such a reclassification, FDA must determine that the FDC Act’s general controls alone, or general controls and special controls together, are sufficient to provide a reasonable assurance of the device’s safety and effectiveness. The de novo classification route is generally less burdensome than the PMA approval process.
Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or those deemed not substantially equivalent to a legally marketed predicate device, are placed in class III. Class III devices typically require PMA approval. To obtain PMA approval, an applicant must demonstrate the reasonable safety and effectiveness of the device based, in part, on data obtained in clinical studies. All clinical studies of investigational medical devices to determine safety and effectiveness must be conducted in accordance with FDA’s investigational device exemption (IDE) regulations, including the requirement for the study sponsor to submit an IDE application to FDA, unless exempt, which must become effective prior to commencing human clinical studies. PMA reviews generally last between one and two years, although they can take longer. Both the 510(k) and the PMA processes can be expensive and lengthy and may not result in clearance or approval. If we are required to submit our products for pre-market review by the FDA, we may be required to delay marketing and commercialization while we obtain premarket clearance or approval from the FDA. There would be no assurance that we could ever obtain such clearance or approval.

All medical devices, including IVDs, that are regulated by the FDA are also subject to the quality system regulation. Obtaining the requisite regulatory approvals, including the FDA quality system inspections that are required for PMA approval, can be expensive and may involve considerable delay. The regulatory approval process for such products may be significantly delayed, may be significantly more expensive than anticipated, and may conclude without such products being approved by the FDA. Without timely regulatory approval, we will not be able to launch or successfully commercialize such diagnostic products. Changes to the current regulatory framework, including the imposition of additional or new regulations, could arise at any time during the development or marketing of our products. This may negatively affect our ability to obtain or maintain FDA or comparable regulatory clearance or approval of our products in the future. In addition, regulatory agencies may introduce new requirements that may change the regulatory requirements for us or our customers, or both.
As noted above, although our products are currently labeled and sold for research purposes only, the regulatory requirements related to marketing, selling, and supporting such products could be uncertain and depend on the totality of circumstances. This uncertainty exists even if such use by our customers occurs without our consent. If the FDA or other regulatory authorities assert that any of our RUO products are subject to regulatory clearance or approval, our business, financial condition, or results of operations could be adversely affected.
For example, in some cases, our customers may use our RUO products in their own laboratory-developed tests (LDTs) or in other FDA-regulated products for clinical diagnostic use. The FDA has historically exercised enforcement discretion in not enforcing the medical device regulations against LDTs and LDT manufacturers. However, on October 3, 2014, the FDA issued two draft guidance documents that set forth the FDA’s proposed risk-based framework for regulating LDTs, which are designed, manufactured, and used within a single laboratory. In January 2017, the FDA announced that it would not issue final guidance on the oversight of LDTs and LDT manufacturers, but would seek further public discussion on an appropriate oversight approach and give Congress an opportunity to develop a legislative solution. More recently, the FDA has issued warning letters to genomics labs for illegally marketing genetic tests that claim to predict patients’ responses to specific medications, noting that the FDA has not created a legal “carve-out” for LDTs and retains discretion to take action when appropriate, such as when certain genomic tests raise significant public health concerns. As laboratories and manufacturers develop more complex genetic tests and diagnostic software, FDA may increase its regulation of LDTs. Any future legislative or administrative rule making or oversight of LDTs and LDT manufacturers, if and when finalized, may impact the sales of our products and how customers use our products, and may require us to change our business model in order to maintain compliance with these laws. We would become subject to additional FDA requirements if our products are determined to be medical devices or if we elect to seek 510(k) clearance or premarket approval. If our products become subject to FDA regulation as medical devices, we would need to invest significant time and resources to ensure ongoing compliance with FDA quality system regulations and other post-market regulatory requirements.
International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. In the future, if we decide to distribute or market our diagnostic products as IVDs in Europe, such products will be subject to regulation under the European Union (EU) IVD Directive and/or the IVD Medical Device Regulation (IVDR) European Union (EU) 2017/746. The IVDR was published in 2017, will replace the IVD Directive, is significantly more extensive than the IVD Directive, including requirements on performance data and quality system, and will become fully enforceable in 2022. Outside of the EU, regulatory approval needs to be sought on a country-by-country basis in order to market medical devices. Although there is a trend towards harmonization of quality system, standards and regulations in each country may vary substantially which can affect timelines of introduction.
Recently, as part of the Trump Administration’s efforts to combat COVID-19 and consistent with the President’s direction in Executive Orders 13771 (Executive Order on Reducing Regulation and Controlling Regulatory Costs) and 13924 (Executive Order on Regulatory Relief to Support Economic Recovery), the Department of Health and Human Services (HHS) announced rescission of guidance and other informal issuances of the FDA regarding premarket review of LDT absent notice-and-comment rulemaking, stating that, absent notice-and-comment rulemaking, those seeking approval or clearance of, or an emergency use authorization, for an LDT may nonetheless voluntarily submit a premarket approval application, premarket notification or an Emergency Use Authorization request, respectively, but are not required to do so. However, laboratories opting to use LDTs without FDA premarket review or authorization would not be eligible for liability protection under the Public Readiness and

Emergency Preparedness Act. While this action by HHS is expected to reduce the regulatory burden on clinical laboratories certified under the Clinical Laboratory Improvement Amendments of 1988 that develop LDTs, it is unclear how this action as well as future legislation by federal and state governments and the FDA will impact the industry, including our business and that of our customers. Such HHS measure may compel the FDA to formalize earlier enforcement discretionary policies and informal guidance through notice-and-comment rulemaking or impose further restrictions on LDTs. HHS’ rescission policy may change over time. Congress could also enact legislation restricting LDTs. Any restrictions on LDTs by the FDA, HHS, Congress, or state regulatory authorities may decrease the demand for our products. The adoption of new restrictions on RUOs, whether by the FDA or Congress, could adversely affect demand for our specialized reagents and instruments.
In the future, to the extent we develop any clinical diagnostic assays, we may pursue payment for such products through a diverse and broad range of channels and seek coverage and reimbursement by government health insurance programs and commercial third-party payors for such products. In the United States, there is no uniform coverage for clinical laboratory tests. The extent of coverage and rate of payment for covered services or items vary from payor to payor. Obtaining coverage and reimbursement for such products can be uncertain, time-consuming, and expensive, and, even if favorable coverage and reimbursement status were attained for our tests, to the extent applicable, less favorable coverage policies and reimbursement rates may be implemented in the future. Changes in healthcare regulatory policies could also increase our costs and subject us to additional regulatory requirements that may interrupt commercialization of our products, decrease our revenue and adversely impact sales of, and pricing of and reimbursement for, our products.
For further discussion of the risks we face relating to regulation, see the section titled “Risk factors— Risks Related to our Business— Risks Related to Regulatory and Legal Compliance Matters.”
The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their implementing regulations, which impose obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of protected health information by covered entities subject to HIPAA, such as health plans, health care clearinghouses and healthcare providers, and their respective business associates that access protected health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
In addition, in the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, in June 2018, the State of California enacted the CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies. The California Privacy Rights Act (CPRA), whose substantive provisions go into effect in 2023, revises and expands the CCPA. While we are not currently subject to the CCPA, we may in the future be required to comply with the CCPA, which may increase our compliance costs and potential liability. Furthermore, the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.
Furthermore, the collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the European Economic Area (EEA), including personal health data, is subject to the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities.
Further, with the end of the United Kingdom’s transition period to leave the European Union, or the Brexit transition period, on December 31, 2020, there is uncertainty with regard to medical device and data protection regulations as well as other regulations that may apply to our industry in the United Kingdom, including new guidance, rules, and regulations by the Medicines and Healthcare products Regulatory Agency (MHRA).
Our research and development processes involve the controlled use of hazardous materials, including select chemicals that may be flammables, toxic or corrosives, which subject us to a variety of federal, state and local environmental and safety laws and regulations. Some of the regulations governing hazardous materials under the current regulatory structure provide for strict liability, holding a party potentially liable without regard to fault or negligence. We could be held liable for damages, remediation costs, and fines as a result of our, or our agents’ or contractors’, business operations should contamination of the environment or individual exposure to hazardous materials occur. We cannot predict how changes in laws or development of new regulations will affect our business operations or the cost of compliance.
For further discussion of the risks we face relating to regulation, see the section titled “Risk factors— Risks Related to our Business— Risks Related to Regulatory and Legal Compliance Matters.”
Intellectual Property
Patents
We strive to obtain and maintain intellectual protection for our products and technology by using a variety of intellectual protection strategies, such as patents, trademarks, trade secrets and other methods of protecting proprietary information.
As of June 30, 2021, we owned three issued U.S. patents, zero allowed U.S. patent, more than six pending U.S. non-provisional patent applications, more than seven pending U.S. provisional patent applications, and more than fourty pending foreign patent applications, including five international patent applications filed under the Patent Cooperation Treaty (PCT application). Our owned patents and patent applications, if issued, are expected to expire between 2037 and 2042, in each case absent any patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
Our solely owned patents and patent applications contain, among others, claims directed to our core platform technology, such as compositions, methods, and systems directed to identifying and quantifying proteins utilizing probes that can bind different epitopes of the proteins with different degrees of binding non-specificity; reagents and materials; instruments; sample preparation; and high throughput decoding algorithms amongst other things.
Trade Secrets
In addition to patents, we utilize trade secrets and proprietary know-how to boost our competitive position. Specifically, we rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We protect trade secrets and know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and partners. These agreements generally provide that all confidential information developed or made known during the course of an individual or entity’s relationship with us must be kept confidential during and after the relationship. These agreements also generally provide that all inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property.

Trademarks
As of June 30, 2021, we owned approximately six registered trademarks in China, the United Kingdom, and Europe. In addition, we have four pending trademark applications directed to different classes in China. Further, we have two pending trademark applications in U.S. and Canada.
Collaboration Agreements
In December 2020, we entered into a pilot study Research Collaboration Agreement with Genentech, Inc. Under this agreement, a research collaboration team is using the Nautilus Platform to analyze and map the proteoform landscape of a Genentech protein target of interest. This agreement is for research only and Nautilus does not expect to generate any revenue under the agreement. The research collaboration team is aiming to submit its results for publication late 2021.
Scientific Advisory Board
We have assembled a highly qualified scientific advisory board composed of advisors who have deep expertise in the fields of proteomics, medicine, regulatory compliance and data science. Our scientific advisory board is composed of:
Ruedi Aebersold, Ph.D.
Dr. Aebersold is Professor of Systems Biology at the Institute of Molecular Systems Biology in ETH Zurich (IMSB) He is widely considered a pioneer in the field of proteomics and has served as the head of the biology/disease branch of the human proteome project.
Lee Hartwell, Ph.D.
Dr. Hartwell is the President and Director Emeritus of the Fred Hutchinson Cancer Research Center. He is a 2001 Co-recipient Nobel Prize in Physiology and Medicine for his discovery of the protein molecules that control the division of cells.
Joshua LaBaer, MD, Ph.D.
Dr. LaBaer is the Executive Director of the Biodesign Institute at Arizona State University. He is a leading researcher in cancer and personalized medicine and the inventor of the novel protein microarray technology, Nucleic Acid Programmable Protein Array (NAPPA), which has been used widely for biomedical research.
Emma Lundberg, Ph.D.
Dr. Lundberg is a Professor in cell biology proteomics at KTH Royal Institute of Technology, Sweden, and Director of the Cell Atlas of the Human Protein Atlas, an international proteomics and cell mapping project. Dr. Lundberg also holds the positions of Director of the Cell Profiling facility at the Science for Life Laboratory (SciLifeLab) in Sweden.
Employees and Human Capital
As of June 30, 2021, we had 89 employees, all based in the United States, many of whom hold doctorate degrees. Of these employees, 66 were engaged in research and development activities, and 23 were engaged in general and administrative activities. None of our employees are represented by a labor union or covered under a collective bargaining agreement.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities
Our corporate headquarters is located in Seattle, Washington and consists of approximately 2,542 square feet of leased office space. Our operating lease in San Carlos, California initially consisted of approximately 25,879 square feet but was subsequently amended to consist of approximately 22,405 square feet of leased laboratory space. The lease in Seattle, Washington expired in April 2021 and will be renewed month to month while the Company negotiates a new lease, and the lease in San Carlos, California will expire no later than December 15, 2021.
In December 2020, we entered into a new lease in San Carlos, California for ten years commencing in September 2021 and expiring in September 2031, under which we will lease approximately 45,338 square feet of space. In December 2020, we also entered into a temporary office space lease agreement in San Carlos, California commencing in February 2021 and expiring in October 2021, under which we leased approximately 10,142 square feet of space beginning in February 2021 and an additional 8,081 square feet of space beginning in April 2021.
Legal Proceedings
We are not currently a party to any material legal proceedings. From time to time we may be involved in legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the names, ages, and positions of our executive officers and directors as of June 30, 2021:

Name	Age	Position
Executive Officers
Sujal Patel	47	Chief Executive Officer, President, Secretary, and Director
Parag Mallick	44	Chief Scientist, Director
Anna Mowry	43	Chief Financial Officer and Treasurer
Nick Nelson	38	Chief Business Officer, Senior Vice President, Business Development
Subra Sankar	62	Senior Vice President, Product Development
Matt Murphy	56	General Counsel
Non-Employee Directors
Michael Altman(2)	39	Director
Melissa Epperly(1)	44	Director
Matthew McIlwain(1)(3)	56	Director
Farzad Nazem(2)	59	Director
Vijay Pande(3)	50	Director
Matthew L. Posard(1)(2)	54	Director
__________________
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Executive Officers
Sujal Patel has served as our Chief Executive Officer, President, Secretary and a member of our board of directors since June 2021. Mr. Patel co-founded Old Nautilus and served as its Chief Executive Officer and a member of its board of directors from January 2017 through the closing of the Business Combination. Previously, from January 2001 to December 2010, Mr. Patel founded and served in various executive positions at Isilon Systems, Inc., an enterprise data storage company, including as Chief Executive Officer from 2007 until Isilon Systems was acquired by EMC Corporation, an enterprise storage systems and software company, in December 2010. Following the acquisition, Mr. Patel served as the President of EMC’s Isilon Storage Division until October 2012. Mr. Patel has been a Strategic Director at Madrona Venture Group, a Seattle venture capital firm, since January 2015. Mr. Patel currently serves on the board of directors of Qumulo, Inc. Mr. Patel holds a B.S. in Computer Science from the University of Maryland, College Park.
We believe Mr. Patel is qualified to serve on our board of directors because of his deep knowledge of our business, and strategy, and his extensive executive leadership and operational experience.
Parag Mallick has served as our Chief Scientist and a member of our board of directors since June 2021. Dr, Mallick co-founded Old Nautilus and served as its Chief Scientist and a member of its board of directors from December 2016 through the closing of the Business Combination. Dr. Mallick served as Assistant Professor at Stanford University from 2011 to 2017 and as Associate Professor at Stanford University from 2017 to the present. Previously, he served as Adjunct Assistant Professor at the University of California, Los Angeles from 2005 to 2011 and at the University of Southern California from 2009 to 2011. Dr. Mallick served as Director of Clinical Proteomics at Cedars-Sinai from 2005 to 2009. Dr. Mallick completed his post-doctoral fellowship in clinical proteomics and systems biology at the Institute for Systems Biology from 2002 to 2004. Dr. Mallick holds a B.S. in Computer Science from Washington University in St. Louis and a Ph.D. in Chemistry and Biochemistry from the University of California, Los Angeles.

We believe Dr. Mallick is qualified to serve on our board of directors because of his scientific expertise and his deep understanding of our business, operations and strategy.
Anna Mowry has served as our Chief Financial Officer and Treasurer since June 2021. Ms. Mowry served as Old Nautilus’ Chief Financial Officer and Treasurer from January 2021 through the closing of the Business Combination. Previously, Ms. Mowry served as Vice President of Finance and Operations at Igneous, Inc., an unstructured data management solutions company, from April 2018 to December 2020. From August 2014 to March 2018, Ms. Mowry served at ExtraHop Networks, Inc., a cloud-native network detection and response company, initially as Director of Finance and subsequently, as Senior Director of Finance and Sales Operations. From January 2014 to July 2014, Ms. Mowry served as Senior Manager of Worldwide Operations, Commercial Sales at Amazon Web Services, a provider of cloud computing services. Ms. Mowry held a variety of finance and operational roles at Isilon Systems, an enterprise data storage company, from November 2006 until Isilon Systems was acquired by EMC Corporation, an enterprise storage systems and software company, in December 2010. Following the acquisition, Ms. Mowry served as Director of Sales Finance and Operation of EMC’s Isilon Storage Division until December 2013. Ms. Mowry holds a B.S. in Biochemistry from Western Washington University and a master’s in business administration in finance from the University of Washington.
Nick Nelson has served as our Chief Business Officer and Senior Vice President, Business Development since June 2021. Mr Nelson served as Old Nautilus’ Chief Business Officer and Senior Vice President, Business Development from October 2020 through the closing of the Business Combination. Previously, Mr. Nelson served as Chief Business Officer and Senior Vice President at Caris Life Sciences, Inc., an oncology precision medicine diagnostic company, from May 2018 to July 2020. Prior to Caris, Mr. Nelson served as Vice President of Corporate Development at Trovagene, Inc. (now Cardiff Oncology, Inc.), an oncology diagnostic and therapeutics company, from March 2015 to May 2018. Prior to joining Trovagene, Mr. Nelson spent 10 years at Illumina, Inc., a biotechnology company, in positions spanning research and development, technical service, sales, market development and business management. Mr. Nelson holds a B.S. in Cellular and Molecular Biology from San Diego State University.
Subra Sankar has served as our Senior Vice President, Product Development since June 2021. Dr. Sankar served as Old Nautilus’ Senior Vice President, Product Development from December 2020 through the closing of the Business Combination. Previously, Dr. Sankar served at GenapSys Inc., a DNA sequencing technology company, as Senior Vice President, Product Development from November 2019 to December 2020 and Vice President, Product Development from July 2015 to November 2019. Prior to joining GenapSys, Dr. Sankar served as the Vice President, Engineering and Development at LumaSense Technologies, Inc., a temperature and gas sensing solutions company, from January 2014 to July 2015. Dr. Sankar holds a B.Tech. in Aeronautical Engineering from the Indian Institute of Technology, Madras, India, a Master of Science degree in Aerospace Engineering from Georgia Institute of Technology, a Ph.D. in Aerospace Engineering from Georgia Institute of Technology, and a Master of Business Administration degree from Haas School of Business, University of California, Berkeley.
Matt Murphy has served as our General Counsel since June 2021. Mr. Murphy served as Old Nautilus’ General Counsel from April 2021 through the closing of the Business Combination. Prior to joining us, from August 2020 to March 2021, Mr. Murphy provided advisory services to various life sciences companies and, from July 2018 to August 2020, Mr. Murphy served as a Strategic Consultant and Consulting General Counsel to various life sciences and technology companies. From August 2016 to July 2018, Mr. Murphy served as General Counsel at BioElectron Technology Corporation, a clinical-stage biotechnology company. From February 2014 to July 2016, Mr. Murphy served as Vice President, General Counsel and Secretary at 10X Genomics, Inc., a biotechnology company that designs and manufactures gene sequencing technology used in scientific research. Mr. Murphy also previously served in Vice President and General Counsel roles at various companies including Siluria Technologies, Inc. and Pacific Biosciences of California, Inc. Mr. Murphy holds a B.S. in Fermentation Science from the University of California at Davis and a J.D. from the University of San Francisco School of Law.
Non-Employee Directors
Matthew L. Posard has served on our board of directors and as Chairperson since June 2021 and served on the Old Nautilus board of directors from February 2019 through the closing of the Business Combination. Mr. Posard currently serves as Founding Partner at Explore-DNA, a life sciences and diagnostics consulting firm. Previously, Mr. Posard served as the President and Chief Commercial Officer of GenePeeks, Inc., a genetic information company, from February 2017 to April 2018, and as Executive Vice President and Chief Commercial Officer at Trovagene Inc. (now Cardiff Oncology, Inc.), an oncology therapeutics company, from March 2015 to April 2016. Mr. Posard also held multiple executive leadership roles at Illumina, Inc., a biotechnology company, from 2006 to 2015. Mr. Posard currently serves on multiple boards including Halozyme Therapeutics (NASDAQ: HALO), Talis Biomedical (NASDAQ: TLIS), DermTech (NASDAQ CM: DMTK), GALT Inc., and Stemson Therapeutics. Mr. Posard holds a B.A. in Management Science from the University of California, San Diego.
We believe Mr. Posard is qualified to serve on our board of directors because of his extensive experience as an executive and serving on various boards of directors of companies in the life sciences industry.
Michael Altman, CFA, has served on our board of directors since June 2021 and served on the ARYA board of directors from inception until the closing of the Business Combination. Mr. Altman also served as ARYA’s Chief Financial Officer from inception until the closing of the Business Combination. Mr. Altman has served as a Managing Director on the investment team of Perceptive Advisors since 2007, and is a member of the internal investment committee of Perceptive Advisors’ credit opportunities fund. Mr. Altman’s focus is on medical devices, diagnostics, digital health and specialty pharmaceuticals. Mr. Altman also serves on the boards of directors of Vitruvius Therapeutics and Lyra Therapeutics (Nasdaq: LYRA), which are portfolio companies of Perceptive Advisors. Mr. Altman has also served as the Chief Financial Officer and on the board of directors of ARYA Sciences Acquisition Corp IV (Nasdaq: ARYD) since January 2021. Mr. Altman graduated from the University of Vermont with a BS in Business Administration.
We believe Mr. Altman is qualified to serve on our board of directors because of his broad operational and transactional experience.
Melissa Epperly has served on our board of directors since June 2021 and served on the Old Nautilus board of directors from January 2021 through the closing of the Business Combination. Ms. Epperly currently serves as Chief Financial Officer of Zentalis Pharmaceuticals, Inc. (NASDAQ: ZNTL), a clinical-stage cancer company, a position she has held since September 2019. From June 2018 to August 2019, Ms. Epperly served as Chief Financial Officer of PsiOxus Therapeutics Ltd., a clinical-stage gene therapy cancer company, where she led the company’s financial operations. Prior to joining PsiOxus, Ms. Epperly served as Chief Financial Officer and Head of Business Development at R-Pharm US, a commercial-stage oncology company, from October 2015 to June 2018, where she led the company’s financial operations and business development. Ms. Epperly served as a Director at Anchorage Capital Group, a credit-focused hedge fund, from August 2012 to September 2015. Previously, Ms. Epperly was a Vice President at Goldman Sachs in equity research in New York and London, a management consultant with Bain & Company, and a healthcare investment banker at Morgan Stanley. Ms. Epperly currently serves on the board of directors of Kinnate Biopharma Inc. (NASDAQ: KNTE). Ms. Epperly holds a B.A. in Biochemisty and Economics from the University of Virginia and an M.B.A from Harvard Business School.
We believe Ms. Epperly is qualified to serve on our board of directors because of her extensive experience as a senior financing executive in the life sciences industry.
Matthew McIlwain has served on our board of directors since June 2021 and served on the Old Nautilus board of directors from January 2021 through the closing of the Business Combination. Mr. McIlwain currently serves as a Managing Director at Madrona Venture Group, a venture capital firm, a position he has held since June 2002, and joined as a Venture Partner in June 2000. Prior to joining Madrona Venture Group, Mr. McIlwain served as Vice President of Business Operations at Genuine Parts Company from January 1996 to May 2000, a consultant at McKinsey & Company from August 1992 to December 1995, and in investment banking at Credit Suisse First Boston from July 1987 to July 1989. Mr. McIlwain currently serves as a director on the boards of organizations including Smartsheet Inc. (NYSE: SMAR), Fred Hutchinson Cancer Research Center (past Chair), and the Washington Policy Center. Mr. McIlwain holds a B.A. in Government and Economics from Dartmouth College, an M.P.P. in Public Policy from Harvard University’s Kennedy School of Government, and an M.B.A. from Harvard Business School.

We believe Mr. McIlwain is qualified to serve on our board of directors due to his extensive industry background and experience investing in the technology and life sciences industry.
Farzad Nazem has served on our board of directors since June 2021 and served on the Old Nautilus board of directors from June 2017 through the closing of the Business Combination. Mr. Nazem spent over 11 years at Yahoo! Inc., a web services provider, where he served as Chief Technology Officer, and over 10 years at Oracle Corporation, a database management company, where he spent time as Vice President of the Web and Media Server Division. Mr. Nazem has served on the board of directors of Skydance Media, LLC, since June 2019, and previously served as a member of the board of directors and an advisor to Apixio, Inc. and NextBio Inc. Mr. Nazem holds a B.S. in Computer Science from California Polytechnic State University–San Luis Obispo.
We believe Mr. Nazem is qualified to serve on our board of directors because of his technical expertise, extensive industry background and management experience.
Vijay Pande has served on our board of directors since June 2021, and served on the Old Nautilus board of directors from May 2018 through the closing of the Business Combination. Since September 2015, Dr. Pande has served as a general partner at Andreessen Horowitz, a venture capital fund, where he focuses on investments in biopharma and healthcare companies. From October 1999 to February 2019, Dr. Pande served as founding director of Folding@home, a distributed computing project for disease research. Since 2014, Dr. Pande has served as a member of the scientific advisory boards of Schrödinger, Inc. and Globavir Biosciences, Inc. Dr. Pande holds a B.S. in Physics from Princeton University and a Ph.D. in Physics from Massachusetts Institute of Technology.
We believe Dr. Pande is qualified to serve on our board of directors because of his extensive industry experience and board experience with healthcare companies.
Family Relationships
There are no family relationships among any of our directors and executive officers.
Composition of the Board of Directors
Our business and affairs are organized under the direction of the board of directors. Our board of directors currently consists of eight (8) members. Mr. Posard serves as Chairperson of our board of directors. The primary responsibilities of the board of directors are to provide oversight, strategic guidance, counseling and direction to our management. The board of directors will meet on a regular basis and additionally as required.
In accordance with the terms of our Certificate of Incorporation and our Bylaws, our board of directors is divided into three staggered classes of directors, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our board of directors is divided into the following classes:
•Class I, which consists of Sujal Patel, Vijay Pande and Michael Altman, whose terms expire at our annual meeting of stockholders in 2022;
•Class II, which consists of Parag Mallick, Farzad Nazem and Matthew McIllwain, whose terms expire at our annual meeting of stockholders in 2023;
•Class III, which consists of Melissa Epperly and Matthew Posard, whose terms expire at our annual meeting of stockholders in 2024;
At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Director Independence
Our board of directors has determined that each of our directors other than Mr. Patel and Dr. Mallick qualify as independent directors, as defined under the rules of the Nasdaq listing standards, and our board of directors consists of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below.
Role of Our Board of Directors in Risk Oversight
One of the key functions of our board of directors is informed oversight of the risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss major financial risk exposures and the steps our management takes to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee is responsible for overseeing the management of risks relating to executive compensation plans and arrangements. The compensation committee also assesses and monitors whether compensation plans, policies and programs comply with applicable legal and regulatory requirements.
Committees of the Board of Directors
Our board of directors has three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee.
Audit Committee
The members of our audit committee are Matthew McIlwain, Matthew Posard, and Melissa Epperly, and Ms. Epperly serves as the chairperson of the audit committee. Under the Nasdaq listing rules and applicable SEC rules, we are required to have at least three members of the audit committee. The rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be composed solely of independent directors for audit committee purposes, and each member qualifies as an independent director for audit committee purposes under applicable rules. Each of Matthew McIlwain, Matthew Posard, and Melissa Epperly is financially literate and each of Matthew McIlwain and Melissa Epperly qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
The functions of our audit committee include, among other things:
•select, retain, compensate, evaluate, oversee and, where appropriate, terminate our independent registered public accounting firm;
•review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent registered public accounting firm;
•evaluate the independence and qualifications of our independent registered public accounting firm;
•review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;
•discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;
•oversee the design, implementation and performance of our internal audit function, if any;

•set hiring policies with regard to the hiring of employees and former employees of our independent registered public accounting firm and oversee compliance with such policies;
•review, approve and monitor related party transactions;
•review and monitor compliance with our Code of Business Conduct and Ethics and consider questions of actual or possible conflicts of interest of our directors and officers;
•adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;
•review and discuss with management and our independent registered public accounting firm the adequacy and effectiveness of our legal, regulatory and ethical compliance programs; and
•review and discuss with management and our independent registered public accounting firm our guidelines and policies to identify, monitor and address enterprise risks.
Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.
Compensation Committee
The members of our compensation committee are Michael Altman, Farzad Nazem, and Matthew Posard, and Mr. Posard serves as the chairperson of the compensation committee. Our board of directors has determined that each of the members of the compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and satisfies the independence requirements of Nasdaq.
The functions of our compensation committee include, among other things:
•review and approve or recommend to our board of directors for approval the compensation for our executive officers, including our chief executive officer;
•review, approve and administer our employee benefit and equity incentive plans;
•advise our board of directors on stockholder proposals related to executive compensation matters;
•establish and review the compensation plans and programs of our employees, and ensure that they are consistent with our general compensation strategy;
•oversee the management of risks relating to executive compensation plans and arrangements;
•monitor compliance with any stock ownership guidelines;
•approve the creation or revision of any clawback policy;
•review and approve or recommend to our board of directors for approval non-employee director compensation;
•review executive compensation disclosure in our SEC filings and prepare the compensation committee report required to be included in our annual proxy statement.
Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.
Nominating and Corporate Governance Committee
The members of our nominating and corporate governance committee are Matthew McIlwain and Vijay Pande, and Mr. McIlwain serves as the chairperson of the nominating and corporate governance committee. Our board of directors has determined that each of the members of our nominating and corporate governance committee satisfy the independence requirements of Nasdaq.
The functions of our nominating and corporate governance committee include, among other things:
•review, assess and make recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members;
•identify, evaluate, select or make recommendations to our board of directors regarding nominees for election to our board of directors;
•develop policies and procedures for considering stockholder nominees for election to our board of directors;
•review our succession planning process for our chief executive officer and any other members of our executive management team;
•review and make recommendations to our board of directors regarding the composition, organization and governance our board of directors and its committees;
•review and make recommendations to our board of directors regarding our corporate governance guidelines and corporate governance framework;
•oversee director orientation for new directors and continuing education for our directors;
•oversee our Environmental, Social and Governance (“ESG”) programs and related disclosures and communications;
•oversee the evaluation of the performance of our board of directors and its committees; and
•administer policies and procedures for communications with the non-management members of our board of directors.
Our nominating and corporate governance committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.
Non-Employee Director Compensation
Our board of directors or our compensation committee will determine the annual compensation to be paid to the members of our board of directors.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has ever been an executive officer or employee of Nautilus. Mr. Altman served as ARYA’s Chief Financial Officer and director from its inception until the closing of the Business Combination. None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serves as a member of the board of directors or our compensation committee. See the section titled “Certain Relationships, Related Party and Other Transactions” for information about related party transactions involving members of our compensation committee or their affiliates.

EXECUTIVE COMPENSATION
To achieve Nautilus’ goals, we have designed, and intend to modify as necessary, our compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share our philosophy and desire to work towards achieving these goals.
We believe our compensation program should promote the success of the company and align executive incentives with the long-term interests of our stockholders. As our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require.
This section provides an overview of our and Old Nautilus’ executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. As used in this section, “Nautilus,” the “Company,” “we,” “us” and “our” refer to Old Nautilus prior to the closing of the Business Combination and New Nautilus after the closing of the Business Combination. Upon the closing of the Business Combination, the executive officers of Old Nautilus became executive officers of New Nautilus.
Our board of directors, with input from its Chief Executive Officer, has historically determined the compensation for our named executive officers. For the year ended December 31, 2020, Old Nautilus’ named executive officers were:
•Sujal Patel, Chief Executive Officer, President, and Secretary
•Anna Mowry, Chief Financial Officer and Treasurer
•Subra Sankar, Senior Vice President, Product Development
Summary Compensation Table for the Fiscal Year Ended December 31, 2020
The following table shows the compensation earned by our named executive officers for the fiscal year ended December 31, 2020.

Name and principal position	Year	Salary ($)		Bonus ($)		Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)		Total ($)
Sujal Patel
President and Chief Executive Officer	2020	200,000				—	50,000	1,450	(3)	251,450
Anna Mowry
Chief Financial Officer and Treasurer	2020	769	(4)			1,722,150	—	2,250	(5)	1,725,169
Subra Sankar
Senior Vice President, Product Development	2020	1,223	(6)	35,000	(7)	2,870,253		2,250	(5)	2,908,726
__________________
(1)In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock option awards granted during 2020, computed in accordance with FASB ASC 718. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.
(2)These amounts represent performance-based cash bonuses earned under the Nautilus Employee Bonus Plan (as defined below) based upon the achievement of objectives for the year ended December 31, 2020, which were paid in 2021. The Nautilus Employee Bonus Plan is more fully described below under the section titled “—Non-Equity Incentive Plan Compensation.”
(3)The amounts reported represent (i) $1,200 in parking benefits and (ii) $250 for expenses associated with working from home.
(4)Ms. Mowry joined Old Nautilus as Chief Financial Officer and Treasurer in December 2020, and therefore the compensation set forth in the table above reflects the amount earned for the portion of 2020 in which she was employed by Old Nautilus.
(5)The amounts reported reflect (i) $2,000 in pre-employment consulting services and (ii) $250 for expenses associated with working from home.

(6)Dr. Sankar joined Old Nautilus as Senior Vice President, Product Development, in December 2020, and therefore the compensation set forth in the table above reflects the amount earned for the portion of 2020 in which he was employed by Old Nautilus.
(7)The amount reported reflects a signing bonus paid to Dr. Sankar in connection with his joining Old Nautilus.
Non-Equity Incentive Plan Compensation
At the beginning of 2020, Old Nautilus’ board of directors adopted an annual bonus program for 2020 (the “Nautilus Employee Bonus Plan”) for its executive and non-executive employees providing for cash incentives for performance in the year. Bonuses were payable under and pursuant to the terms and conditions of the Nautilus Employee Bonus Plan. Under the Nautilus Employee Bonus Plan, Old Nautilus’ board of directors had the discretion to increase, reduce or eliminate any bonus award and, unless determined otherwise by Old Nautilus’ board of directors, a participant must be employed by Nautilus or its affiliates on the date the bonus is paid in order to receive such payment under such plan.
Each of the 2020 bonus opportunities for Old Nautilus’ executives was based on the assessment of Old Nautilus’ board of directors of the achievement of company objectives that were established by Old Nautilus’ board of directors at the beginning of the year as well as any other factors or achievements (e.g., individual performance, as applicable), that Old Nautilus’ board of directors determined to be relevant in such assessment. Corporate objectives under the Nautilus Employee Bonus Plan consisted of corporate development and product development goals.
Based on Old Nautilus’ performance against the company objectives in 2020, Old Nautilus’ board of directors determined to fund the Nautilus Employee Bonus Plan at 100% of the target level for corporate performance objectives for 2020.
The amounts in the Summary Compensation Table under the column “Non-equity incentive plan compensation” are based on the named executive officer’s target bonus amount multiplied by the achievement percentage set by Old Nautilus’ board of directors consistent with its determinations under the Nautilus Employee Bonus Plan. For 2020, Mr. Patel’s target cash incentive bonus was $50,000 and was 100% based on corporate goals. Because Ms. Mowry and Dr. Sankar joined Old Nautilus at the end of 2020, they were not eligible to participate in the Nautilus Employee Bonus Plan for 2020.
Outstanding Equity Awards at Fiscal Year-End December 31, 2020
The following table sets forth certain information regarding equity awards granted to the named executive officers that remained outstanding as of December 31, 2020. The number of shares subject to each award and, where applicable, the exercise price per share, reflect all changes as a result of our capitalization adjustments in connection with the Business Combination.

	Option Awards(1)						Stock Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)(2)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares of units of stock that have not vested ($)
Sujal Patel	—	—	—		—	—	238,092	(3)	1,799,438	(4)
Anna Mowry	12/3/2020	—	435,368	(5)	1.14	12/3/2030	—		—
Subra Sankar	12/3/2020	—	725,614	(6)	1.14	12/3/2030	—		—
__________________
(1)All of the outstanding stock option awards were granted under and subject to the terms of the 2017 Plan (as defined below), described below under “— Nautilus 2017 Equity Incentive Plan”.
(2)The stock option awards were granted with a per share exercise price equal to the fair market value of one share of Nautilus Common Stock on the date of grant, as determined in good faith by Old Nautilus’ board of directors.
(3)Represents unvested shares of common stock purchased pursuant to a restricted stock purchase agreement between Old Nautilus and Mr. Patel in January 2017. These shares fully vested as of January 12, 2021.
(4)This amount reflects the fair market value of Old Nautilus’ common stock based on the determination of the fair market value by Old Nautilus’ board of directors as of the most proximate date multiplied by the amount shown in the column for the number of shares or units of stock that have not vested.
(5)13/49ths of the shares subject to this option shall vest on January 3, 2022, and one forty-ninth (1/49th) of the shares subject to the option shall vest each month thereafter, subject to Ms. Mowry continuing to be a service provider to Nautilus through each such date.

(6)13/49ths of the shares subject to this option shall vest on January 3, 2022, and one forty-ninth (1/49th) of the shares subject to the option shall vest each month thereafter, subject to Dr. Sankar continuing to be a service provider to Nautilus through each such date.
Employment Arrangements with Named Executive Officers
Sujal Patel
In connection with the Business Combination, we entered into a confirmatory employment letter with Mr. Patel, our Chief Executive Officer. The confirmatory employment letter has no specific term and provides that Mr. Patel is an at‑will employee. The confirmatory employment letter supersedes all pre-existing agreements and understandings that Mr. Patel may have entered into concerning his employment relationship with us. As set forth in the confirmatory employment letter, Mr. Patel’s current annual base salary is $500,000 and he is eligible for a target annual cash bonus opportunity equal to 50.0% of his annual base salary for fiscal year 2021. In 2020, Mr. Patel’s annual base salary was $200,000 and he was eligible for a target annual cash bonus opportunity of $50,000.
Anna Mowry
In connection with the Business Combination, we entered into a confirmatory employment letter with Ms. Mowry, our Chief Financial Officer. The confirmatory employment letter has no specific term and provides that Ms. Mowry is an at‑will employee. The confirmatory employment letter supersedes all pre-existing agreements and understandings that Ms. Mowry may have entered into concerning her employment relationship with us. As set forth in the confirmatory employment letter, Ms. Mowry’s current annual base salary is $340,000 and she is eligible for a target annual cash bonus opportunity equal to 40.0% of her annual base salary for fiscal year 2021.
Subra Sankar
In connection with the Business Combination, we entered into a confirmatory employment letter with Dr. Sankar, our Senior Vice President of Product Development. The confirmatory employment letter has no specific term and provides that Dr. Sankar is an at‑will employee. The confirmatory employment letter supersedes all pre-existing agreements and understandings that Dr. Sankar may have entered into concerning his employment relationship with us. As set forth in the confirmatory employment letter, Dr. Sankar’s current annual base salary is $318,000 and he is eligible for a target annual cash bonus opportunity equal to 35.0% of his annual base salary for fiscal year 2021.
Equity Based Incentive Awards
Our equity-based incentive awards are designed to more closely align our interests and those of our stockholders with those of our employees and consultants, including our named executive officers. Our board of directors is responsible for approving equity grants to our employees and consultants, including our named executive officers. In 2020, stock option awards were the only form of equity awards Old Nautilus granted to its named executive officers. Old Nautilus granted equity incentive awards under the terms of its 2017 Equity Incentive Plan (the “2017 Plan”), which was terminated in connection with the Business Combination. The terms of the 2017 Plan are described below under “—Nautilus 2017 Equity Incentive Plan.”
All options under the 2017 Plan were granted with an exercise price per share that was no less than the fair market value of a share of Old Nautilus common stock on the date of grant of such award. Our stock option awards generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. See “—Outstanding Equity Awards at Fiscal Year-End December 31, 2020.”
Recent Grants
In January 2021, Old Nautilus’ board of directors granted Mr. Patel an option to purchase 788,833 shares of common stock (after giving effect to the exchange upon consummation of the Business Combination). The option was granted under the 2017 Plan and the form of option agreement thereunder and has a per share exercise price of $10.00 (after giving effect to the exchange upon consummation of the Business Combination), the fair market value on the date of grant, as determined in good faith by Old Nautilus’ board of directors. Twenty-five percent (25%) of the shares subject to the option shall vest on January 31, 2022, and one thirty-sixth (1/36th) of the remaining shares subject to the option shall vest each month thereafter, subject to Mr. Patel continuing to be a service provider to us through each such date.
Potential Payments Upon Termination or Change of Control
Regardless of the manner in which a named executive officer’s service terminates, that named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation, as applicable.
Each Old Nautilus named executive officer holds stock options granted subject to the general terms of the 2017 Plan. A description of the termination and change in control provisions in the 2017 Plan and applicable to the stock options granted to Old Nautilus’ named executive officers is provided below under “—Executive Incentive Compensation Plan” and above under “—Outstanding Equity Awards at Fiscal Year-End December 31, 2020.”
Prior to the Business Combination, Old Nautilus entered into a change in control and severance agreement (each, a “CIC Agreement”) with each of Mr. Patel, Ms. Mowry and Dr. Sankar, that our board of directors approved upon the closing of the Business Combination and that we assumed pursuant to the terms of each CIC Agreement, and which provide for certain severance and change in control benefits as summarized below.
Each CIC Agreement supersedes any prior agreement or arrangement that the named executive officer may have had with us that provides for severance or change in control payments and benefits.
Each CIC Agreement has an initial term of three years commencing on June 8, 2021, the business day immediately prior to the closing of the Business Combination. On the three-year anniversary of the effective date of the CIC Agreement, the agreement will renew automatically for additional one year terms unless either party provides the other party with written notice of nonrenewal at least ninety (90) days prior to the date of automatic renewal. However, if a change in control (as defined in the applicable CIC Agreement) occurs when there are fewer than twelve months remaining during the initial term or during an additional term, the term of the CIC Agreement will extend automatically through the date that is twelve months following the date of the change in control.
The CIC Agreements provide that if, other than during the period beginning three months before a change in control through the one-year anniversary of a change in control, or the CIC Period, the named executive officer’s employment with us is terminated either (x) by us without cause (as defined in the CIC Agreement, and excluding by reason of his or her death or disability) or (y) by the named executive officer for good reason (as defined in the CIC Agreement), then the named executive officer will receive the following severance payments and benefits if he or she timely executes and does not revoke a separation agreement and release of claims in our favor:
•A lump sum cash payment equal to 100% for Mr. Patel, or 50% for Ms. Mowry and Dr. Sankar, of the named executive officer’s base salary as in effect immediately before such termination; and
•Payment by us of the employer portion of the premiums required for continued coverage pursuant to COBRA under our group health, dental and vision care plans for the named executive officer and his or her eligible dependents for up to twelve months for Mr. Patel, or six months for Ms. Mowry and Dr. Sankar.
If, during the CIC Period, the named executive officer’s employment with us is terminated either (x) by us without cause (as defined in the CIC Agreement, and excluding by reason of his or her death or disability) or (y) by the named executive officer for good reason (as defined in the CIC Agreement), the named executive officer will receive the following severance payments and benefits if he or she timely executes and does not revoke a separation agreement and release of claims in our favor:
•A lump sum cash payment equal to 150% for Mr. Patel, or 100% for Ms. Mowry and Dr. Sankar, of the named executive officer’s base salary as in effect immediately before such termination or if greater, the base salary in effect immediately before the change in control;

•A lump sum cash payment equal to 150% for Mr. Patel, or 100% for Ms. Mowry and Dr. Sankar, of the named executive officer’s target bonus opportunity as in effect immediately before such termination or if greater, the target bonus opportunity in effect immediately before the change in control;
•Payment by us of the premiums required for continued coverage pursuant to COBRA under our group health, dental and vision care plans for the named executive officer and his or her eligible dependents for up to eighteen months for Mr. Patel, or twelve months for Ms. Mowry and Dr. Sankar; and
•100% accelerated vesting and exercisability of the outstanding and unvested equity awards (other than equity awards subject to performance-based vesting criteria) granted to the named executive officer.
Each CIC Agreement provides that, if any of the amounts provided for under a CIC Agreement or otherwise payable to the named executive officer would constitute “parachute payments” within the meaning of Internal Revenue Code Section 280G and could be subject to the related excise tax, the named executive officer would receive (to the extent he or she is entitled to such receipt) either the full payment of benefits under the named executive officer’s CIC Agreement or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The CIC Agreements do not provide for any tax gross-ups in connection with a change in control.
Executive Incentive Compensation Plan
On June 9, 2021, we adopted our Executive Incentive Compensation Plan (the “Incentive Plan”). The Incentive Plan will be administered by the compensation committee of our board of directors. The Incentive Plan allows us to grant incentive awards, generally payable in cash, to employees selected by the administrator, including our executive officers, based upon any performance goals that may be established by the administrator. The below is a summary of the terms of the Incentive Plan.
Under the Incentive Plan, the administrator determines any performance goals applicable to an award, which goals may include, without limitation, goals related to attainment of research and development milestones; sales bookings; business divestitures and acquisitions; capital raising; cash flow; cash position; contract awards or backlog; corporate transactions; customer renewals; customer retention rates from an acquired company, subsidiary, business unit or division; earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net taxes); earnings per share; expenses; financial milestones; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; patents; procurement; product defect measures; product release timelines; productivity; profit; regulatory milestones or regulatory-related goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; savings; stock price; time to market; total stockholder return; working capital; unadjusted or adjusted actual contract value; unadjusted or adjusted total contract value; and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award. The administrator also may determine that a target award or portion of a target award will not have a performance goal associated with it but instead will be granted, if at all, as determined by the administrator.
The administrator of the Incentive Plan, in its sole discretion and at any time prior to the actual payment of an award, may increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to any bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction, or elimination on the basis of such factors as it deems relevant, and the administrator is not required to establish any allocation or weighting with respect to the factors it considers.
Actual awards generally will be paid in cash (or its equivalent) only after they are earned, and, unless otherwise determined by the administrator, a participant must be employed with us through the date the actual award is paid.

The administrator of the Incentive Plan reserves the right to settle an actual award with a grant of an equity award under its then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as determined by the administrator. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Incentive Plan.
Awards under the Incentive Plan are subject to any clawback policy we or our parent or subsidiary corporations may establish or amend from time to time to comply with applicable laws, including without limitation, the listing standards of any national securities exchange or association on which our securities are listed. The administrator also may impose such other clawback, reduction, recovery, forfeiture, recoupment, reimbursement or reacquisition provisions with respect an award under the Incentive Plan as the administrator determines necessary or appropriate, including for example, reduction, cancellation, forfeiture or recoupment upon a termination of a participant’s status as an employee or other service provider for cause, or any specified action or inaction occurring before or after such termination of employment or other service, that would constitute cause for termination of a participant’s status as an employee or other service provider. Certain participants may be required to reimburse us for certain amounts paid under an award under the Incentive Plan in connection with certain accounting restatements we may be required to prepare due to our material noncompliance with any financial reporting requirements under applicable securities laws, as a result of misconduct.
The administrator of the Incentive Plan has the authority to amend, alter, suspend or terminate the Incentive Plan or any part of the Incentive Plan, at any time and for any reason, provided such action does not materially alter or materially impair the existing rights or obligations of any participant with respect to any earned awards. The Incentive Plan will remain in effect until terminated in accordance with its terms.
Benefits and Perquisites
We provide benefits to our executive officers on the same basis as provided to all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; short-and long-term disability insurance; a flexible spending account; and a tax-qualified Section 401(k) plan for which no match is provided by us. We do not maintain any executive-specific benefit or perquisite programs.
Retirement Benefits
We maintain a 401(k) retirement savings plan, for the benefit of employees, including our executive officers, who satisfy certain eligibility requirements. The 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. All of a participant’s contributions into the 401(k) plan are 100% vested when contributed. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. We do not provide a match for participants’ elective contributions to the 401(k) plan, nor do we provide to employees, including our executive officers, any other retirement benefits, including without limitation any tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.
Old Nautilus 2017 Equity Incentive Plan
The 2017 Plan allowed Old Nautilus to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to any of Old Nautilus’ eligible employees, directors, and consultants of and any parent or subsidiary of Old Nautilus. The 2017 Plan was terminated as of one day prior to the closing of the Business Combination and we will not grant any additional awards under the 2017 Plan. However, the 2017 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2017 Plan and assumed by us at the closing of the Business Combination.

As of June 30, 2021, and after giving effect to the closing of the Business Combination, stock options covering 7,050,376 shares of Common Stock were outstanding under the 2017 Plan.
Purposes of the 2017 Plan
The purposes of the 2017 Plan were to attract and retain personnel for positions with us, any parent or subsidiary; to provide additional incentive to employees, directors, and consultants; and to promote the success of our business. These incentives were provided through the grant of equity awards, including stock options, as the administrator of the 2017 Plan determined.
Eligibility. The 2017 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Code, to Old Nautilus’ employees and any of its parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, and stock appreciation rights to any of Old Nautilus’ employees, directors and consultants and any of its parents or subsidiaries.
Plan Administration. The 2017 Plan is administered by our board of directors or one or more of its committees. Different committees may administer the 2017 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer the 2017 Plan and to control its operation, including the authority to construe and interpret the terms of the 2017 Plan and the awards granted under the 2017 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.
The administrator’s powers under the 2017 Plan include the power to determine the fair market value of stock subject to awards granted under the 2017 Plan, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2017 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), prescribe, amend and rescind rules relating to the 2017 Plan including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. The administrator’s powers also include the power to institute an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type and/or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (iii) the exercise price of an outstanding award is reduced or increased.
Stock Options. Stock options have been granted under the 2017 Plan. The exercise price of options granted under the 2017 Plan generally must be equal to at least 100% of the fair market value of a share of our Common Stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any of its parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of our Common Stock on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, certain shares of our Common Stock, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement; provided generally that if such cessation is due to death or disability, the option will remain exercisable for at least six months and in all other cases, for at least 30 days, following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2017 Plan, the administrator determines the terms of options.
Non-Transferability of Awards. Unless the administrator provides otherwise, the 2017 Plan generally will not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate, subject to the limitations of the 2017 Plan.

Certain Adjustments. If any dividend or other distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other of our securities, issuance of warrants or other rights to acquire our securities, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction affecting the shares occurs, the administrator of the 2017 Plan, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2017 Plan, will adjust the number and class of shares that may be delivered under the 2017 Plan and the number, class, and price of shares covered by each outstanding award. In the case of awards issued to California residents, the administrator will make such adjustments to an award required by Section 25102(o) of the California Corporations Code to the extent Nautilus is relying upon the exemption afforded thereby with respect to the award.
Dissolution or Liquidation. If there is a proposed liquidation or dissolution of our Company, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.
Merger or Change or Control. The 2017 Plan provides that in the event of our merger or change in control, as defined in the 2017 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator may provide that awards granted under the 2017 Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash, other property or other consideration or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, or all awards of the same type, similarly.
In the event that the successor corporation does not assume or substitute for an award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. In addition, if an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.
Amendment and Termination. As noted above, as of the day immediately prior to the closing of the Business Combination, the 2017 Plan terminated and we will not grant any additional awards under the 2017 Plan.
2021 Equity Incentive Plan
The following paragraphs provide a summary of the principal features of our 2021 Equity Incentive Plan (the “2021 Plan”) and its operation. However, this summary is not a complete description of all of the provisions of the 2021 Plan and is qualified in its entirety by the specific language of the 2021 Plan.
As of June 30, 2021, stock options covering 964,503 shares of Common Stock were outstanding under the 2021 Plan.
Purposes of the 2021 Plan
The purposes of the 2021 Plan are to attract and retain personnel for positions with us or any parent or subsidiary of ours; to provide additional incentive to employees, directors, and consultants; and to promote the success of our business. These incentives are provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards as the administrator of the 2021 Plan may determine.

Eligibility
The 2021 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of its parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to our employees, directors and consultants of and employees and consultants of any of our parents or subsidiaries.
Authorized Shares
Subject to the adjustment provisions contained in the 2021 Plan and the evergreen provision described below, a total of 16,182,600 shares of our Common Stock were initially reserved for issuance pursuant to the 2021 Plan. In addition, the shares reserved for issuance under the 2021 Plan include any shares of our Common Stock subject to awards of stock options or other awards that were assumed in the Business Combination (or “assumed awards”) that, on or after the effective date of the Business Combination, are terminated, canceled, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to the 2021 Plan pursuant to this sentence is 7,500,000 shares). The number of shares available for issuance under the 2021 Plan also includes an annual increase, or the evergreen feature, on the first day of each of our fiscal years, beginning with our fiscal year 2022, equal to the least of:
•18,672,200 shares of our Common Stock;
•a number of shares equal to 5% of the outstanding shares of our Common Stock as of the last day of the immediately preceding fiscal year; or
•such number of shares as our board of directors or its designated committee may determine no later than the last day of our immediately preceding fiscal year.
Shares issuable under the 2021 Plan will be authorized, but unissued, or reacquired shares of our Common Stock. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below), or, with respect to restricted stock, restricted stock units, or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan. Shares that actually have been issued under the 2021 Plan under any award will not be returned to the 2021 Plan; except if shares issued pursuant to awards of restricted stock, restricted stock units, or performance awards are repurchased or forfeited, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to an award (which withholdings may be in amounts greater than the minimum statutory amount required to be withheld as determined by the administrator of the 2021 Plan) will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.
If any dividend or other distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of our shares or other securities, issuance of warrants or other rights to acquire our securities, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction affecting our shares occurs (other than any ordinary dividends or other ordinary distributions), the administrator of the 2021 Plan, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the 2021 Plan.

Plan Administration
Our board of directors or one or more committees appointed by our board of directors has authority to administer the 2021 Plan. The compensation committee of our board of directors initially will administer the 2021 Plan. In addition, to the extent it is desirable to qualify transactions under the 2021 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2021 Plan, the administrator has the power to administer the 2021 Plan and make all determinations deemed necessary or advisable for administering the 2021 Plan, including but not limited to, the power to determine the fair market value of our Common Stock, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the 2021 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2021 Plan and awards granted under it, prescribe, amend and rescind rules relating to the 2021 Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. The administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the 2021 Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the 2021 Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award granted under the 2021 Plan is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants and will be given the maximum deference permitted by applicable law.
Stock Options
Stock options may be granted under the 2021 Plan. The exercise price of options granted under the 2021 Plan generally must be equal to at least 100% of the fair market value of a share of our Common Stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any of our parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of our Common Stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, certain shares of our Common Stock, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2021 Plan, the administrator determines the terms of options.
Stock Appreciation Rights
Stock appreciation rights may be granted under the 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Common Stock between the exercise date and the date of grant. The term of a stock appreciation right may not exceed ten years. After the cessation of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the stock appreciation rights will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2021 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Common Stock, or a combination of both, except that the per-share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right generally will be no less than 100% of the fair market value per share on the date of grant.
Restricted Stock
Restricted stock may be granted under the 2021 Plan. Restricted stock awards are grants of shares of our Common Stock that may have vesting requirements under any such terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2021 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator may determine that an award of restricted stock will not be subject to any period of restriction and consideration for such award is paid for by past services rendered as a service provider. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant, unless the administrator provides otherwise. If such dividends are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to the right of repurchase or forfeiture.
Restricted Stock Units
Restricted stock units (or “RSUs”) may be granted under the 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our Common Stock. Subject to the provisions of the 2021 Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Performance Awards
Performance awards may be granted under the 2021 Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the administrator may determine, and that may be denominated in cash or stock. Each performance award will have an initial value that is determined by the administrator. Subject to the terms and conditions of the 2021 Plan, the administrator determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Non-Employee Directors
All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under the 2021 Plan. The 2021 Plan provides that in any given fiscal year, no outside director may be granted any equity awards (including equity awards under the 2021 Plan) (the value of which will be based on their grant date fair value) and be provided any other compensation (including without limitation any cash retainers and fees) that in the aggregate exceed $750,000, provided that in the fiscal year of the individual’s initial service as a non-employee director, such amount is increased to $1,000,000. For the purposes of this maximum limit provision, the grant date fair values of awards granted under the 2021 Plan will be determined according to U.S. GAAP. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), will not count toward this limit. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to the outside directors under the 2021 Plan in the future.
Non-Transferability of Awards
Unless the administrator provides otherwise, the 2021 Plan generally will not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.
Dissolution or Liquidation
If there is a proposed liquidation or dissolution of our company, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.
Merger or Change in Control
The 2021 Plan provides that in the event of a merger or change in control, as defined in the 2021 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator may provide that awards granted under the 2021 Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash, other property or other consideration or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.
If a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period before the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement authorized by the administrator with the participant. The award (or its applicable portion) will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.
If awards granted to a non-employee director while such individual was a non-employee director are assumed or substituted for in the merger or change in control and the service of such non-employee director is terminated (other than upon his or her voluntary resignation that does not include a resignation at the request of the acquirer) on or following the merger or change in control, all such awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at 100% of target levels and such awards will become fully exercisable, if applicable, unless specifically provided otherwise under the applicable award agreement or other written agreement authorized by the administrator with the non‑employee director.
Forfeiture and Clawback
Awards will be subject to any clawback policy of which we are required to adopt to comply with the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events. The administrator may require a participant to forfeit, return or reimburse us for all or a portion of the award and any amounts paid under the award in order to comply with any of our clawback policies as described in the first sentence of this paragraph or with applicable laws.

Amendment or Termination
The 2021 Plan became effective on June 9, 2021 and will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after the ten year anniversary of the adoption of the 2021 Plan by our board of directors, and the evergreen feature of the 2021 Plan will terminate following the increase on the first day of the 2031 fiscal year. In addition, the administrator has the authority to amend, suspend, or terminate the 2021 Plan or any part of the 2021 Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent.
2021 Employee Stock Purchase Plan
The following is a summary of the principal features of our 2021 Employee Stock Purchase Plan (the “ESPP”) and its operation.
Purpose
The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of our Common Stock through accumulated contributions, which generally will be made through payroll deductions. The ESPP permits the administrator of the ESPP to grant purchase rights that qualify for preferential tax treatment under Section 423 of the Code. In addition, the ESPP authorizes the grant of purchase rights that do not qualify under Code Section 423 pursuant to rules, procedures or sub-plans adopted by the administrator that are designed to achieve desired tax or other objectives.
Shares Available for Issuance
The maximum number of shares of our Common Stock that are available for issuance under the ESPP was initially 1,244,900 shares of our Common Stock. The number of shares of our Common Stock available for issuance under the ESPP will be increased on the first day of each fiscal year beginning with the 2022 fiscal year in an amount equal to the least of (a) 3,734,500 shares of our Common Stock, (b) a number of shares of our Common Stock equal to 1% of the outstanding shares of all classes of our Common Stock on the last day of the immediately preceding fiscal year, or (c) an amount determined by the administrator. Shares issuable under the ESPP will be authorized, but unissued, or reacquired shares of our Common Stock.
Administration
Our board of directors or a committee appointed by our board has authority to administer the ESPP. Unless and until determined otherwise by our board of directors, the compensation committee of our board of directors will administer the ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate our subsidiaries as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP and establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are non-U.S. nationals or employed outside the U.S. The administrator’s findings, decisions and determinations will be final and binding on all participants to the maximum extent permitted by law.
Eligibility
Generally, any of our employees will be eligible to participate in our ESPP if they are customarily employed by us or any of our participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, before an enrollment date for all options granted on such enrollment date in an offering, may determine that an employee who (a) has not completed at least two years of service (or a lesser period of time determined by the administrator) since the employee’s last hire date, (b) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (c) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (d) is a highly compensated employee within the meaning of Code Section 414(q) or (e) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or who is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is not eligible to participate in an offering. However, an employee may not be granted an option to purchase stock under our ESPP if the employee (a) immediately after the grant, would own stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or any parent or subsidiary of ours; or (b) holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year during which his or her right to purchase shares is outstanding at any time.
Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our Common Stock. Participation ends automatically upon termination of employment with us (or our participating subsidiaries).
Offering Periods and Purchase Periods
The ESPP includes a component, or the “423 Component,” that is intended to qualify as an “employee stock purchase plan” under Code Section 423, and a component that does not comply with Code Section 423, or the “Non-423 Component.” For purposes of this summary, a reference to the ESPP generally will mean the terms and operations of the 423 Component.
The ESPP provides for offering periods with a duration and start and end dates as determined by the administrator, provided that no offering period will have a duration exceeding 27 months. Unless determined otherwise by the administrator, each offering period will have one purchase period with the same duration as the offering period. The administrator is authorized to change the duration of future offering periods and purchase periods under the ESPP, including the starting and ending dates of offering periods and purchase periods and the number of purchase periods in any offering periods. Unless determined otherwise by the administrator and to the extent an offering period provides for more than one purchase date in such offering period, if the fair market value of a share of our Common Stock on a purchase date is less than the fair market value of a share of our Common Stock on the first trading day of the offering period, participants in that offering period will be withdrawn from that offering period following their purchase of shares on such purchase date and automatically will be enrolled in a new offering period.
Contributions
The ESPP permits participants to purchase shares of our Common Stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for overtime and shift premium, incentive compensation, bonuses, commissions, equity compensation and other similar compensation. The administrator may change the compensation eligible for contribution under the ESPP on a uniform and nondiscriminatory basis for future offering periods.
Exercise of Purchase Right
Amounts deducted and accumulated by a participant under the ESPP are used to purchase shares of our Common Stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of (a) the fair market value of a share of our Common Stock on the first trading day of the offering period or (b) the fair market value of a share of our Common Stock on the exercise date. A participant will be permitted to purchase a maximum of 1,250 shares during each offering period, provided that the administrator may increase or decrease such maximum number of shares for each purchase period or offering period. Until shares of our Common Stock are issued (as evidenced by the appropriate entry on our books or the books of a duly authorized transfer agent of ours) to a participant, the participant will have only rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder with respect to such shares.
Termination of Participation
Participation in the ESPP generally will terminate when a participating employee’s employment with us or a participating subsidiary ceases for any reason, the employee withdraws from the ESPP or we terminate or amend the

ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the ESPP at any time in accordance with procedures, and prior to any applicable deadline, specified by the administrator. Upon withdrawal from the ESPP, in general the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the ESPP will cease.
Non-Transferability
A participant will not be permitted to transfer the contributions credited to his or her ESPP account or rights granted under the ESPP, other than by will or the laws of descent and distribution.
Certain Adjustments
The ESPP provides that in the event that any dividend or other distribution (whether in the form of cash, our Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of our Common Stock or other of our securities or other change in our corporate structure affecting our Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator will make adjustments to the number and class of shares that may be delivered under the ESPP and/or the purchase price per share and number of shares covered by each option granted under the ESPP that has not yet been exercised, and the numerical share limits under the ESPP.
Dissolution or Liquidation
In the event of our proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.
Merger or Change in Control
In the event of a merger or our change in control, as defined in the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation does not assume or substitute for the options, the offering period then in progress under the ESPP will be shortened, and a new exercise date will be set to occur before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.
Amendment; Termination
The administrator will have the authority to modify, amend, suspend or terminate the ESPP except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase shares of our Common Stock under the ESPP. The ESPP will terminate automatically on June 9, 2041, unless we terminate it earlier.
Director Compensation
Prior to the Business Combination, Old Nautilus had no formal policy under which non-employee directors received compensation for their service on the Old Nautilus board of directors or its committees. Old Nautilus’ policy was to reimburse non-employee directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as non-employee directors, and Old Nautilus occasionally granted stock options to non-employee directors.
Director Compensation Table
The table below summarizes the compensation of each person who served as an Old Nautilus non-employee director for the year ended December 31, 2020. Sujal Patel, Old Nautilus’ Chief Executive Officer, did not receive any additional compensation for his service as a director in 2020. The compensation of Mr. Patel as an Old Nautilus named executive officer is set forth above in this section in the Summary Compensation Table.

Name and principal position	Fees earned or paid in cash ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)		All other compensation ($)		Total ($)
Melissa Epperly	—	—	—		—		—
Parag Mallick	—	—	50,000	(2)	200,250	(3)	250,250
Matthew McIlwain	—	—	—		—		—
Stuart Nagae	—	—	—		—		—
Farzad Nazem	—	—	—		—		—
Vijay Pande	—	—	—		—		—
Matthew Posard	—	54,678	—		25,000	(4)	79,678
__________________
(1)In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock option awards granted during 2020, computed in accordance with FASB ASC 718. These amounts do not reflect the actual economic value that will be realized by the director upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.
(2)This amount represents a performance-based cash bonus earned by Dr. Mallick under Old Nautilus’ 2020 annual bonus program based upon the achievement of objectives for the year ended December 31, 2020, which was paid in 2021. Old Nautilus’ bonus plan is more fully described above under the section titled “—Non-Equity Incentive Plan Compensation.”
(3)Represents (i) $200,000 in consulting fees received by Dr. Mallick for his services as Old Nautilus’ Chief Scientist and (ii) $250 for expenses associated with working from home.
(4)Represents fees paid to Mr. Posard for consulting services.
Recent Stock Option Grants
In January 2021, Old Nautilus’ board of directors granted options to purchase 36,280 shares of common stock (after giving effect to the exchange upon consummation of the Business Combination) to each of Mr. McIlwain, Mr. Nazem, Dr. Pande and Mr. Posard, and an option to purchase 72,561 shares of common stock (after giving effect to the exchange upon consummation of the Business Combination) to Ms. Epperly. Each option was granted under the 2017 Plan and the form of option agreement thereunder and has a per share exercise price of $10.00 (after giving effect to the exchange upon consummation of the Business Combination), the fair market value of one share of common stock on the date of grant, as determined in good faith by Old Nautilus’ board of directors. Subject to the applicable individual continuing to be a service provider to us through such date, 100% of the shares subject to each such option shall vest on the earlier of (a) January 31, 2022 and (b) the day immediately before the date of the next annual meeting of our stockholders following the closing of the Business Combination.
Also in January 2021, Old Nautilus’ board of directors granted Dr. Mallick an option to purchase 464,019 shares of common stock (after giving effect to the exchange upon consummation of the Business Combination). The option was granted under the 2017 Plan and the form of option agreement thereunder and has a per share exercise price of $10.00 (after giving effect to the exchange upon consummation of the Business Combination), the fair market value of one share of common stock on the date of grant, as determined in good faith by Old Nautilus’ board of directors. Twenty-five percent (25%) of the shares subject to the option shall vest on January 31, 2022, and one thirty-sixth (1/36th) of the remaining shares subject to the option shall vest each month thereafter, subject to Dr. Mallick continuing to be a service provider to us through each such date.
In June 2021, Mr. Altman received an option to purchase 44,435 shares of New Nautilus common stock pursuant to the New Nautilus Outside Director Compensation Policy. The option was granted under the 2021 Plan and the form of option agreement thereunder and has a per share exercise price of $11.16, the fair market value of one share of New Nautilus’ common stock on the date of grant. One thirty-sixth (1/36th) of the shares subject to the option shall vest each month beginning June 9, 2021, subject to Mr. Altman continuing to be a service provider to us through each such date.

Mallick Agreements
In connection with the Business Combination, we entered into a confirmatory employment letter with Dr. Mallick, our Chief Scientist and a member of our board of directors. The confirmatory employment letter has no specific term and provides that Dr. Mallick is an at‑will employee. The confirmatory employment letter supersedes all pre-existing agreements and understandings that Dr. Mallick may have entered into concerning his relationship as a service provider to Nautilus. Dr. Mallick’s current annual base salary is $400,000 and he is eligible for a target annual cash bonus opportunity equal to fifty percent (50%) of his annual base salary for fiscal year 2021. In 2020, Dr. Mallick’s annual base salary was $200,000 and he was eligible for a target annual cash bonus opportunity of $50,000.
Also in connection with the Merger, Old Nautilus had entered into a change in control and severance agreement (the “Mallick CIC Agreement”) with Dr. Mallick, which provides for certain severance and change in control benefits as summarized below, which was approved by our board of directors and assumed by us pursuant to the terms of the Mallick CIC Agreement in connection with the closing of the Business Combination, and supersedes any prior agreement or arrangement that Dr. Mallick may have had with Old Nautilus that provides for severance or change in control payments and benefits.
The Mallick CIC Agreement has an initial term of three years commencing on June 8, 2021, the business day immediately prior to the closing of the Merger. On the three-year anniversary of the effective date of the Mallick CIC Agreement, the agreement will renew automatically for additional one year terms unless either party provides the other party with written notice of nonrenewal at least ninety (90) days prior to the date of automatic renewal. However, if a change in control (as defined in the Mallick CIC Agreement) occurs when there are fewer than twelve months remaining during the initial term or during an additional term, the term of the Mallick CIC Agreement will extend automatically through the date that is twelve months following the date of the change in control.
The Mallick CIC Agreement provides that if, other than during the period beginning three months before a change in control through the one-year anniversary of a change in control (the “CIC Period”), Dr. Mallick’s employment with Nautilus is terminated either (x) by us without cause (as defined in the Mallick CIC Agreement, and excluding by reason of his or her death or disability) or (y) by Dr. Mallick for good reason (as defined in the Mallick CIC Agreement), then Dr. Mallick will receive the following severance payments and benefits if he timely executes and does not revoke a separation agreement and release of claims in our favor:
•a lump sum cash payment equal to 50% of his base salary as in effect immediately before such termination; and
•payment of premiums for group health, dental and vision coverage under COBRA for Dr. Mallick and his eligible dependents for up to six months.
If, during the CIC Period, Dr. Mallick’s employment with us is terminated either (x) by us without cause (as defined in the CIC Agreement, and excluding by reason of his death or disability) or (y) by Dr. Mallick for good reason (as defined in the Mallick CIC Agreement), Dr. Mallick will receive the following severance payments and benefits if he timely executes and does not revoke a separation agreement and release of claims in Nautilus’ favor:
•a lump sum cash payment equal to 100% of his base salary as in effect immediately before such termination or if greater, the base salary in effect immediately before the change in control;
•a lump sum cash payment equal to 100% of Dr. Mallick’s target bonus opportunity as in effect immediately before such termination or if greater, the target bonus opportunity in effect immediately before the change in control;
•payment of premiums for group health, dental and vision coverage under COBRA for Dr. Mallick and his eligible dependents for up to twelve months; and
•100% accelerated vesting and exercisability of Dr. Mallick’s outstanding and unvested equity awards (other than equity awards subject to performance-based vesting criteria).

The Mallick CIC Agreement provides that, if any of the amounts provided for under the Mallick CIC Agreement or otherwise payable to Dr. Mallick would constitute “parachute payments” within the meaning of Internal Revenue Code Section 280G and could be subject to the related excise tax, Dr. Mallick would receive (to the extent he is entitled to such receipt) either the full payment of benefits under the Mallick CIC Agreement or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to Dr. Mallick. The Mallick CIC Agreement does not provide for any tax gross-ups in connection with a change in control.
Director Compensation Policy
Our board of directors expects to review director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors. In 2020, the compensation committee of the Old Nautilus board of directors retained Compensia, a third-party compensation consultant, to provide the Old Nautilus board of directors and its compensation committee with an analysis of publicly available market data regarding practices and compensation levels at comparable companies and assistance in determining compensation to be provided to New Nautilus’ non-employee directors. Based on the discussions with and assistance from the compensation consultant, in connection with the Business Combination, our board of directors adopted an Outside Director Compensation Policy that provides for certain compensation to our non-employee directors. The Outside Director Compensation Policy became effective as of the day immediately prior to the closing of the Business Combination.
Cash Compensation
The Outside Director Compensation Policy provides for the following cash compensation program for our non-employee directors:
•$40,000 per year for service as a non-employee director;
•$40,000 per year for service as non-employee chair of our board of directors;
•$20,000 per year for service as chair of our audit committee;
•$10,000 per year for service as a member of our audit committee;
•$14,000 per year for service as chair of our compensation committee;
•$7,000 per year for service as a member of our compensation committee;
•$10,000 per year for service as chair of our nominating and corporate governance committee; and
•$5,000 per year for service as a member of our nominating and corporate governance committee.
Each non-employee director who serves as a committee chair of our board of directors receives the cash retainer fee as the chair of the committee but not the cash retainer fee as a member of that committee, provided that the non-employee director who serves as the non-employee chair of our board of directors receives the annual retainer fees for such role as well as the annual retainer fee for service as a non-employee director. These fees to our non-employee directors are paid quarterly in arrears on a prorated basis. The above-listed fees for service as non-employee chair of our board of directors or a chair or member of any committee are payable in addition to the non-employee director retainer. Under our Outside Director Compensation Policy, we also reimburse our non-employee directors for reasonable travel expenses to attend meetings of our board of directors and its committees.
Equity Compensation
Initial Award. Pursuant to our Outside Director Compensation Policy, each person who first becomes a non-employee director after the effective date of such policy will receive, on the first trading day on or after the date that the person first becomes a non-employee director, an initial award of stock options to purchase shares of our common stock (the “Initial Award”). The Initial Award will have an aggregate grant date fair value (determined in accordance with U.S. GAAP) of $370,000. The Initial Award will be scheduled to vest in equal installments as to 1/36th of the shares of our common stock subject to the Initial Award on a monthly basis following the Initial Award’s grant date, on the same day of the month as the grant date, subject to continued services to us through the applicable vesting dates. If the person was a member of our board of directors and also an employee, then becoming a non-employee director due to termination of employment will not entitle the person to an Initial Award.
Annual Award. Each non-employee director automatically will receive, on the first trading day immediately after the date of each annual meeting of our stockholders (an “Annual Meeting”) that occurs following the effective date of our Outside Director Compensation Policy, an annual award of stock options to purchase shares of our common stock (the “Annual Award”). The Annual Award will have an aggregate grant date fair value (determined in accordance with U.S. GAAP) of $185,000, except if an individual began service as a non-employee director after the date of the Annual Meeting that occurred immediately prior to such Annual Meeting (or if there is no such prior Annual Meeting, then after the date of the Closing), then the Annual Award granted to such non-employee director will be prorated based on the number of whole months that the individual served as a non-employee director prior to the Annual Award’s grant date during the 12 month period immediately preceding such Annual Meeting. Each Annual Award will be scheduled to vest as to 1/12th of the shares of our common stock subject to such award on a monthly basis following the Annual Award’s grant date, on the same day of the month as the grant date, subject to continued services to us through the applicable vesting dates.
Change in Control. In the event of our change in control, as defined in the 2021 Plan, each non-employee director’s then outstanding equity awards covering shares of our common stock that were granted to him or her while a non-employee director will accelerate vesting in full, provided that he or she remains a non-employee director through the date of such change in control.
Other Award Terms. Each Initial Award and Annual Award will be granted under the 2021 Plan (or its successor plan, as applicable) and form of award agreement under such plan. These awards will have a maximum term to expiration of ten years from their grant and a per share exercise price equal to 100% of the fair market value of a share of our common stock on the award’s grant date.
Director Compensation Limits. Our Outside Director Compensation Policy provides that in any fiscal year, a non-employee director may be paid cash compensation and granted equity awards with an aggregate value of no more than $1,000,000 (with the value of equity awards based on its grant date fair value determined in accordance with U.S. GAAP for purposes of this limit). Equity awards granted or other compensation provided to a non-employee director for services provided as an employee or consultant (other than a non-employee director), or provided before the closing of the Business Combination, will not count toward this annual limit.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS
Described below are any transactions occurring since January 1, 2019 and any currently proposed transactions to which we or either of ARYA or Old Nautilus was a party and in which:
•the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our, ARYA or Old Nautilus’ total assets, as applicable, at year-end for the last two completed fiscal years; and
•a director, executive officer, holder of more than 5% of the outstanding capital stock of us, ARYA or Old Nautilus, or any member of such person’s immediate family had or will have a direct or indirect material interest.
Certain Relationships and Related Person Transactions—ARYA
Class B Ordinary Shares
On March 2, 2020, ARYA Sciences Holdings III, a Cayman Islands exempted limited company and ARYA’s sponsor (the “Sponsor”) paid $25,000 to cover certain offering costs of ARYA in consideration of 3,593,750 of ARYA’s Class B ordinary shares. On August 6, 2020, ARYA effected a share capitalization resulting in the Sponsor and Todd Wider, Bradley L. Campbell and Saqib Islam, each of whom were on ARYA’s board of directors (together with Sponsor, the “initial shareholders”) holding 3,737,500 of ARYA’s Class B ordinary shares. All ARYA share numbers and the associated amounts referenced herein have been retroactively restated to reflect the share capitalization. The Sponsor agreed to forfeit up to 487,500 of ARYA’s Class B ordinary shares to the extent that the over-allotment option was not exercised in full by the underwriters in the initial public offering. The forfeiture would have been adjusted to the extent that the over-allotment option was not exercised in full by the underwriters in the initial public offering so that the ARYA Class B ordinary shares would represent 20.0% of ARYA’s issued and outstanding ordinary shares (excluding the private placement shares and assuming the initial shareholders did not purchase any units in the initial public offering) after the initial public offering. On August 11, 2020, the underwriters in the initial public offering exercised their over-allotment option in full; thus, these ARYA Class B ordinary shares were no longer subject to forfeiture. Upon the Domestication, all of the Class B ordinary shares were exchanged for shares of Common Stock of Nautilus.
The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their ARYA Class B ordinary shares until the earlier to occur of: (A) one year after the completion of the Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of our Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which ARYA completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of ARYA’s public shareholders having the right to exchange their ordinary shares for cash, securities or other property. Pursuant to the terms of the Sponsor Letter Agreement, as described below, upon the closing of the Business Combination these restrictions terminated upon the closing of the Business Combination. Effective as of the closing of the Business Combination, all shares of Common Stock issued upon the exchange of the Class B ordinary shares are subject to the lock-up restrictions set forth in the Amended and Restated Registration Rights and Lock-Up Agreement described below.
Private Placement Shares – IPO
Simultaneously with the closing of ARYA’s initial public offering, the Sponsor purchased an aggregate of 499,000 private placement shares at a price of $10.00 per private placement unit in a private placement, generating gross proceeds of approximately $5.0 million. A portion of these proceeds were added to the proceeds from ARYA’s initial public offering.
The private placement shares are subject to the lock-up period described in the Amended and Restated Registration Rights and Lock-Up Agreement that was executed by the Sponsor in connection with the execution of the Business Combination Agreement.

Related Party Loans
On April 2, 2020, Sponsor agreed to loan ARYA an aggregate of up to $300,000 to cover expenses related to ARYA’s initial public offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the earlier of December 31, 2020 or the completion of ARYA’s initial public offering. Sponsor paid an aggregate of approximately $200,000 to cover for expenses on ARYA’s behalf under the Note. On August 11, 2020, ARYA repaid the Note in full.
Administrative Services Agreement
Effective August 11, 2020, ARYA entered into an agreement to pay monthly expenses of $10,000 for office space, administrative services and support services to Sponsor. ARYA incurred approximately $98,000 for these services from March 27, 2020 (inception) through the closing of the Business Combination. The letter automatically terminated upon the completion of the Business Combination.
Amended and Restated Registration Rights and Lock-Up Agreement
Reference is made to the discussion of the Amended and Restated Registration Rights and Lock-Up Agreement in the section below entitled “— Certain Relationships and Related Person Transactions—Old Nautilus”.
ARYA previously entered into a registration and shareholder rights agreement, dated August 11, 2020 (the “ARYA Registration and Shareholder Rights Agreement”), pursuant to which its initial shareholders and their permitted transferees, if any, were entitled to certain registration rights with respect to the private placement shares, the securities issuable upon conversion of working capital loans (if any) and the Class A ordinary shares issuable upon exercise of the foregoing and upon conversion of the founder shares. The ARYA Registration and Shareholder Rights Agreement was terminated in connection with the execution of the Amended and Restated Registration Rights and Lock-Up Agreement.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Sponsor, ARYA, Todd Wider, Bradley L. Campbell and Saqib Islam and Old Nautilus entered into the Sponsor Letter Agreement, pursuant to which the Sponsor and each of Todd Wider, Bradley L. Campbell and Saqib Islam agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (ii) waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to ARYA’s Class B ordinary shares (whether resulting from the transactions contemplated by the PIPE Financing or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination and (iv) be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.
PIPE Financing
Reference is made to the discussion of the PIPE Financing in the section below entitled “— Certain Relationships and Related Person Transactions—Old Nautilus”.
Certain Relationships and Related Person Transactions—Old Nautilus
Series B Preferred Stock Issuance
In April and May 2020, Old Nautilus issued and sold an aggregate of 6,109,232 shares of its Series B preferred stock (before giving effect to the exchange upon consummation of the Business Combination) at a purchase price of $12.45 per share (before giving effect to the exchange upon consummation of the Business Combination) for an aggregate purchase price of $76.1 million.
Purchasers of Old Nautilus’ Series B preferred stock included stockholders that beneficially owned more than 5% of Old Nautilus’ outstanding capital stock at the time of such transaction and/or were represented on Old

Nautilus’ board of directors at the time of the transaction. The following table presents the number of shares and the total purchase price paid by these entities (in each case before giving effect to the exchange upon consummation of the Business Combination).

Investor	Shares of Series B Preferred Stock	Total Purchase Price ($)
Entities affiliated with Vulcan Capital(1)	1,606,426	20,000,004
Entities affiliated with Madrona Venture Fund VI(2)	963,855	11,999,995
AH Bio Fund II, L.P.(3)	803,212	9,999,989
PFV I, LLC(4)	24,096	299,995
HAND Capital, LLC (5)	24,096	299,995
__________________
(1)Stuart Nagae was a member of Old Nautilus’ board of directors and is an affiliate of Vulcan Capital.
(2)Matthew McIlwain is a member of our board of directors and was a member of Old Nautilus’ board of directors and is an affiliate of Madrona Venture Fund VI. .
(3)Vijay Pande is a member of our board of directors and was a member of Old Nautilus’ board of directors and is an affiliate of Andreessen Horowitz.
(4)Sujal Patel is a member of our board of directors and was a member of Old Nautilus’ board of directors and is the manager of PFV I, LLC.
(5)Farzad Nazem is a member of our board of directors and was a member of Old Nautilus’ board of directors and is the manager of HAND Capital, LLC.
Old Nautilus Registration Rights Agreement
Old Nautilus was party to an amended and restated registration rights agreement with certain holders of its capital stock, including, among others, AH Bio Fund II, L.P., entities affiliated with Vulcan Capital, entities affiliated with Madrona Venture Fund VI, PFV I, LLC (an affiliate of Sujal Patel, Chief Executive Officer, President and a director of Nautilus) and HAND Capital, LLC (an affiliate of Farzad Nazem, a director of Nautilus). Under Old Nautilus’ amended and restated registration rights agreement, certain holders of Old Nautilus’ capital stock had the right to demand that Old Nautilus file a registration statement or request that their shares of capital stock be covered by a registration statement that Old Nautilus is otherwise filing. Upon the consummation of the Business Combination, Old Nautilus’ amended and restated registration rights agreement terminated.
Voting Agreement
Old Nautilus was party to an amended and restated voting agreement, as amended, with certain holders of its capital stock, including, among others, Sujal Patel, our, and previously Old Nautilus’ Chief Executive Officer, President and director, Parag Mallick, our, and previously Old Nautilus’ Chief Scientist and director, AH Bio Fund II, L.P., entities affiliated with Vulcan Capital, entities affiliated with Madrona Venture Fund VI, PFV I, LLC (an affiliate of Mr. Patel) and HAND Capital, LLC (an affiliate of Farzad Nazem, a director of ours, and, prior to that, of Old Nautilus). The parties to the voting agreement agreed, subject to certain conditions, to vote the shares of Old Nautilus capital stock held by them so as to maintain the size of the Old Nautilus’ board of directors at 9 and to elect the following individuals as directors: (1) one individual designated by a majority-in-interest of the holders of Old Nautilus’ Series Seed Preferred Stock, (2) one individual designated by AH Bio Fund II, L.P., (3) one individual designated by entities affiliated with Vulcan Capital, (4) two individuals designated by a majority-in-interest of certain holders of Old Nautilus’ common stock, (5) one individual who is an independent outside industry expert approved unanimously by the other members of Old Nautilus’ board of directors, (6) one individual who is an independent outside industry expert approved by the majority of the members of Old Nautilus’ board of directors, and (7) two individuals designated by a majority of the other members of Old Nautilus’ board of directors.
Upon the consummation of the Business Combination, the obligations of the parties to the voting agreement to vote their shares so as to elect these nominees, as well as the other rights and obligations under this agreement, terminated and none of Old Nautilus’ stockholders have any special rights regarding the nomination, election or designation of members of our board of directors pursuant to such agreement. Old Nautilus’ certificate of incorporation as in effect prior to the consummation of the Business Combination contained provisions regarding election of members of the board of directors that corresponded to the amended and restated voting agreement;

however, such provisions were removed in the certificate of incorporation that became effective in connection with the consummation of the Business Combination.
Indemnification Agreements
Old Nautilus entered into indemnification agreements with its directors and executive officers and we have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our Certificate of Incorporation and our Bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request.
The limitation of liability and indemnification provisions in our Certificate of Incorporation and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and executive officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and executive officers pursuant to these indemnification provisions.
Stock Transfer Agreement
On February 7, 2021, Old Nautilus, Parag Mallick, our, and previously Old Nautilus’, Chief Scientist and director, and certain holders of Old Nautilus capital stock or their affiliates entered into a Stock Transfer Agreement pursuant to which Dr. Mallick transferred and sold an aggregate total of 147,275 shares (before giving effect to the exchange upon consummation of the Business Combination) to the purchasers party thereto at a price per share of $33.95 (before giving effect to the exchange upon consummation of the Business Combination) for aggregate gross proceeds of $4,999,986.25. Old Nautilus did not purchase any of the shares sold by Dr. Mallick pursuant to the agreement and was a party to the agreement solely for the purpose of acknowledging the transfer and waiving certain restrictions on transfer governing the shares set forth in the existing Old Nautilus shareholder agreements and governing documents. Purchasers in the transaction included stockholders that beneficially owned more than 5% of Old Nautilus’ outstanding capital stock at the time of such transaction and/or were represented on Old Nautilus’ board of directors at the time of the transaction. The following table presents the number of shares and the total purchase price paid by these entities.

Investor	Shares of Nautilus Common Stock	Total Purchase Price ($)
Andreessen Horowitz LSV Fund II, LP, for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P.(1)	74,490	2,528,936
Entities affiliated with Vulcan Capital(2)	26,638	904,360
Entities affiliated with Madrona Venture Fund VI(3)	23,448	796,060
HAND Capital, LLC(4)	8,163	277,134
__________________
(1)Vijay Pande is a member of our board of directors and was a member of Old Nautilus’ board of directors and is an affiliate of Andreessen Horowitz.
(2)Stuart Nagae was a member of Old Nautilus’ board of directors and is an affiliate of Vulcan Capital.
(3)Matthew McIlwain is a member of our board of directors and was a member of Old Nautilus’ board of directors and is an affiliate of Madrona Venture Fund VI.
(4)Farzad Nazem is a member of our board of directors and was a member of Old Nautilus’ board of directors and is the manager of HAND Capital, LLC.
PIPE Subscription Agreements
In connection with the execution of the Business Combination Agreement, effective as of February 7, 2021, ARYA entered into the Subscription Agreements (each, a “Subscription Agreement”) with the Perceptive PIPE

Investor and certain other PIPE investors (the “Other PIPE Investors,” and the Other PIPE Investors, together with the Perceptive PIPE Investor, the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and ARYA agreed to issue and sell to the PIPE Investors, an aggregate of 20,000,000 shares of our Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $200 million. The Perceptive PIPE Investor funded $55 million in the PIPE Financing. The shares of our Common Stock issued pursuant to the Subscription Agreements were not registered under the Securities Act and were issued in reliance of the exemption provided in Section 4(a)(2) of the Securities Act. We granted the PIPE Investors certain registration rights in connection with the PIPE Financing requiring us to file and maintain an effective resale registration statement with respect to the PIPE Shares for the benefit of the PIPE Investors. The Other PIPE Investors include stockholders that beneficially owned more than 5% of Old Nautilus’ outstanding capital stock at the time of entering into the applicable Subscription Agreement and/or were represented on Old Nautilus’ board of directors at such time. The following table presents the number of shares purchased and the total purchase price paid by these individuals and entities, as well as the Perceptive PIPE Investor. In addition to such individuals and entities, as set forth below, funds affiliated with BAIN Capital Life Sciences Investors, LLC, previously a holder of more than 5% of ARYA’s outstanding capital stock, purchased $10,000,000 of our Common Stock in the PIPE Financing.

Investor	Shares Purchased	Total Purchase Price ($)
Andreessen Horowitz LSV Fund II, LP, for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P.(1)	1,085,656	10,856,560
Entities affiliated with Vulcan Capital(2)	1,248,113	12,481,130
Entities affiliated with Madrona Venture Fund VI(3)	1,258,945	12,589,450
HAND Capital, LLC(4)	72,286	722,860
Matthew Posard (5)	100,000	1,000,000
Perceptive PIPE Investor (6)	5,500,000	55,000,000
Entities affiliated with BAIN Capital Life Sciences Investors, LLC (7)	1,000,000	10,000,000
__________________
(1)Vijay Pande is a member of our board of directors and was a member of Old Nautilus’ board of directors and is a representative of Andreessen Horowitz.
(2)Stuart Nagae was a member of Old Nautilus’ board of directors and is a representative of Vulcan Capital.
(3)Matthew McIlwain is a member of our board of directors and was a member of Old Nautilus’ board of directors and is a representative of Madrona Venture Fund VI.
(4)Farzad Nazem is a member of our board of directors and was a member of Old Nautilus’ board of directors and is the manager of HAND Capital, LLC.
(5)Mr. Posard is a member of our board of directors and was a member of Old Nautilus’ board of directors.
(6)Michael Altman is a member of our board of directors, was a member of ARYA’s board of directors, and is a representative of the Perceptive PIPE Investor.
(7)Entities affiliated with BAIN Capital Life Sciences Investors, LLC beneficially owned greater than 5% of ARYA’s outstanding capital stock prior to the closing of the Business Combination.
The closing of the PIPE Financing was contingent upon, among other customary closing conditions, the substantially concurrent closing of the Business Combination. The purpose of the PIPE Financing was to raise additional capital for use by us following the Business Combination.
Stockholder Support Agreements
On February 7, 2021, ARYA entered into the Transaction Support Agreements with the Perceptive PIPE Investor and certain other holders of Old Nautilus’ capital stock, including Sujal Patel, our, and previously Old Nautilus’ Chief Executive Officer, President and director, Parag Mallick, our, and previously Old Nautilus’ Chief Scientist and director, entities affiliated with Andreessen Horowitz, and entities affiliated with Vulcan Capital, pursuant to which such holders agreed, among other things, to (i) support and vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger), and (ii) be bound by certain other covenants and agreements related to the Business Combination, including a restriction on transfers with respect to his, her or its shares in Old Nautilus prior to the closing of the Business Combination.

Amended and Restated Registration Rights and Lock-Up Agreement
On February 7, 2021, ARYA entered into an Amended and Restated Registration Rights and Lock-Up Agreement, which became effective at the closing of the Business Combination, with the Perceptive PIPE Investor, ARYA’s initial shareholders, Old Nautilus’ directors, and certain holders of Old Nautilus’ capital stock, including, among others, Sujal Patel, our, and previously Old Nautilus’ Chief Executive Officer, President and director, Parag Mallick, our, and previously Old Nautilus’ Chief Scientist and director, entities affiliated with Andreessen Horowitz, entities affiliated with Vulcan Capital, entities affiliated with Madrona Venture Fund VI, PFV I, LLC (an affiliate of Mr. Patel) and HAND Capital, LLC (an affiliate of Farzad Nazem, our director, and previously a director of Old Nautilus). Pursuant to the terms of the Amended and Restated Registration Rights and Lock-Up Agreement, we are obligated to file a registration statement to register the resale of certain shares of our Common Stock within 45 days after the closing of the Business Combination. In addition, pursuant to the terms of the Amended and Restated Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties to the agreement may demand at any time or from time to time, that we file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register our securities held by such holders, and we are separately required at all times to maintain an effective resale registration statement for the benefit of the holders party to the agreement. The Amended and Restated Registration Rights and Lock-Up Agreement also provides such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.
The Amended and Restated Registration Rights and Lock-Up Agreement further provides for our securities held by the holders party thereto to be locked-up for a period of time following the closing of the Business Combination, subject to certain exceptions.
Old Nautilus Policies for Approval of Related Party Transactions
Old Nautilus’ board of directors reviewed and approved transactions with directors, officers and holders of 5% or more of its capital stock and their affiliates, each a related party. Prior to this transaction, the material facts as to the related party’s relationship or interest in the transaction were disclosed to its board of directors prior to their consideration of such transaction, and the transaction was not considered approved by Old Nautilus’ board of directors unless a majority of the directors who were then not interested in the transaction approved the transaction. Further, when stockholders were entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction were disclosed to the stockholders, who had to approve the transaction in good faith.
Our Policies and Procedures for Related Party Transactions
Our board of directors has adopted a written Related Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of our policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.
Transactions involving compensation for services provided to us as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including our Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.
Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. To identify related person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, our audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:
•the risks, costs, and benefits to us;
•the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•the terms of the transaction;
•the availability of other sources for comparable services or products; and
•the terms available to or from, as the case may be, unrelated third parties.
Our audit committee will approve only those transactions that it determines are fair to us and in our best interests. All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL SECURITYHOLDERS
The following table sets forth information regarding the beneficial ownership of Common Stock as of June 30, 2021 by:
•each person known by New Nautilus to be the beneficial owner of more than 5% of New Nautilus’ outstanding Common Stock immediately following the consummation of the Business Combination;
•each of New Nautilus’ executive officers and directors; and
•all of New Nautilus’ executive officers and directors as a group after the consummation of the Business Combination.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of June 30, 2021. Shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 2021 are considered outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, based on the information provided to New Nautilus, New Nautilus believes that the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise noted, the business address of each of the directors and executive officers of New Nautilus is 425 Pontius Ave N, Ste 202, Seattle, WA 98109. The percentage of beneficial ownership of New Nautilus is calculated based on 124,094,390 shares of Common Stock outstanding as of June 30, 2021.

Name and Address of Beneficial Owners	Number of Shares	%
Sujal Patel(1)	16,708,899	13.5%
Parag Mallick(2)	20,689,892	16.7%
Anna Mowry	—	—
Subra Sankar	—	—
Melissa Epperly(3)	12,092	*
Matthew McIlwain(4)	6,342,875	5.1%
Farzad Nazem(5)	1,888,146	1.5%
Vijay Pande(6)	—	—
Matthew L. Posard(7)	254,039	*
Michael Altman(8)	4,148,968	3.3%
All directors and officers as a group (12 persons)(9)	50,074,051	40.3%
Five Percent Holders:
Perceptive Life Sciences Master Fund Ltd.(10)	8,911,151	7.2%
Entities affiliated with Andreessen Horowitz(11)	17,653,917	14.2%
Entities affiliated with Vulcan Capital(12)	7,172,985	5.8%
Entities affiliated with Madrona Ventures(13)	6,342,875	5.1%
__________________
*Less than 1%
(1)Consists of (i) 9,614,388 shares received by Mr. Patel in the Business Combination as an equityholder of record of Old Nautilus, (ii) 5,280,476 shares received by PFV I, LLC in the Business Combination as an equityholder of Old Nautilus, and (iii) 1,814,035 shares received by the Sujal Patel 2020 Children's Trust, u/a/d December 3, 2020 (the “Patel Trust”) in the Business Combination as an equityholder of Old Nautilus. Mr. Patel is the manager of PFV I, LLC and a trustee of the Patel Trust and as such has voting and investment control over the shares held by PFV I, LLC and the Patel Trust. Mr. Patel disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, beneficial ownership of the securities held by the Patel Trust, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that Mr. Patel is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.
(2)Consists of shares received by Dr. Mallick in the Business Combination as an equityholder of record of Old Nautilus.
(3)Consists of shares subject to options held by Ms. Epperly exercisable within 60 days of June 30, 2021.
(4)Consists of the shares set forth in footnote 14 below.
(5)Consists of (i) 1,815,860 shares received by HAND Capital, LLC in the Business Combination as an equityholder of Old Nautilus and (ii) 72,286 shares which HAND Capital, LLC purchased in the PIPE Financing. Mr. Nazem is the manager of HAND Capital, LLC and as such has voting and investment power over the shares held by HAND Capital, LLC.
(6)Mr. Pande has no voting or investment control over the shares held by entities affiliated with Andreessen Horowitz that are included in footnote 12 below.
(7)Consists of (i) 100,000 shares which Mr. Posard purchased in the PIPE Financing and (ii) 154,039 shares subject to options held by Mr. Posard exercisable within 60 days of June 30, 2021.
(8)Consists of (i) 4,146,500 shares held in the name of ARYA’s sponsor, ARYA Sciences Holdings III, a Cayman Islands exempted limited company (“ARYA’s Sponsor”) and (ii) 2,468 shares subject to options held by Mr. Altman exercisable within 60 days of June 30, 2021. ARYA’s Sponsor is governed by a board of directors consisting of two directors, Messrs. Stone and Altman. As such, Messrs. Stone and Altman have voting and investment discretion with respect to the shares held of record by ARYA’s Sponsor and may be deemed to have shared beneficial ownership of such shares. The address for the persons and entities set forth herein is 51 Astor Place, 10th Floor, New York, NY 10003.
(9)Consists of (i) 49,905,452 shares beneficially owned by the directors and officers following the Business Combination and (ii) 168,599 shares subject to options held by the directors and officers exercisable within 60 days of June 30, 2021.
(10)Consists of (i) 2,914,113 shares received by Perceptive Life Sciences Master Fund Ltd. (the “Master Fund”) in the Business Combination as an equityholder of Old Nautilus, (ii) 5,500,000 shares the Master Fund purchased in the PIPE Financing and (iii) 497,038 shares of New Nautilus Common Stock. Perceptive Advisors LLC (the “Advisor”) serves as the investment manager of Master Fund. Joseph Edelman is the managing member of the Advisor. Each of Mr. Edelman and the Advisor disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, beneficial ownership of such securities, except to the extent of his/its indirect pecuniary interest therein, and this report shall not be deemed an admission that either Mr. Edelman or the Advisor is the beneficial owner of such securities for purposes of Section 16 or for any other purposes. The address for the persons and entities set forth herein is 51 Astor Place, 10th Floor, New York, NY 10003.
(11)Consists of (i) 16,298,006 shares received by AH Bio Fund II, L.P., for itself and as nominee for AH Bio Fund II-B, L.P. (collectively, the “AH Bio Fund II Entities”), in the Business Combination as an equityholder of Old Nautilus, (ii) 270,255 shares received by Andreessen Horowitz LSV Fund II, L.P., for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P. (collectively, the “AH LSV Fund II Entities”), in the Business Combination as an equityholder of Old Nautilus, and (iii) 1,085,656 shares that the AH LSV Fund II Entities purchased in the PIPE Financing. AH Equity Partners Bio II, L.L.C. (“AH EP Bio II”), the general partner of the AH Bio Fund II Entities, may be deemed to have sole voting and dispositive power over the shares held by the AH Bio Fund II Entities. AH Equity Partners LSV II, L.L.C. (“AH EP LSV II”), the general partner of the AH LSV Fund II Entities, may be deemed to have sole voting and dispositive power over the shares held by the AH LSV Fund II Entities. The managing members of each of AH EP Bio II and AH EP LSV II are Marc Andreessen and Ben Horowitz, and each of them may be deemed to hold shared voting and dispositive power over the shares held by the AH Bio Fund II Entities and AH LSV Fund II Entities. Shares held by each of these entities include shares that may be subsequently sold by each of Marc Andreessen, Ben Horowitz and Vijay Pande, a member of Nautilus’ board of directors, following in-kind distributions of shares by these entities. The address for the persons and entities set forth herein is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
(12)Consists of (i) 2,962,436 shares received by Vulcan Capital Holdings Columbia LLC (“VCHC”) in the Business Combination as an equityholder of Old Nautilus, (ii) 624,057 shares which Vulcan Capital purchased in the PIPE Financing, (iii) 2,962,436 shares received by VCVC V LLC (“VCVC”) in the Business Combination as an equityholder of Old Nautilus, and (iv) 624,056 shares of New Nautilus Common Stock which VCVC is purchasing in the PIPE Financing. VCVC Management V LLC (“VCVC Management”) serves as the Manager of VCVC and Cougar Investment Holdings LLC (“Cougar”) serves as the Managing Member of VCVC Management. VCHC Management LLC (“Vulcan Capital Management”) serves as the Manager of VCHC and Cougar serves as the Managing Member of Vulcan Capital Management. Cougar has sole voting and dispositive power over the shares held by VCHC and VCVC. Each of VCVC Management, Vulcan Capital Management and Cougar disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, beneficial ownership of such securities, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that any of VCVC Management, Vulcan Capital Management or Cougar is the beneficial owner of such securities for purposes of Section 16 or for any other purposes. The address for the foregoing entities is 505 Fifth Avenue South, Suite 900, Seattle, WA 98104.
(13)Consists of (i) 4,585,947 shares received by Madrona Venture Fund VI, LP (“Madrona Fund VI”) in the Business Combination as an equityholder of Old Nautilus, (ii) 1,212,447 shares which Madrona Fund VI purchased in the PIPE Financing, (iii) 175,878 shares received by Madrona Venture Fund VI-A, LP (“Madrona Fund VI-A”) in the Business Combination as an equityholder of Old Nautilus, (iv) 46,498 shares which Madrona Fund VI-A purchased in the PIPE Financing, (v) 272,105 shares received by Matthew McIlwain in the Business Combination as an equityholder of Old Nautilus, and (vi) 50,000 shares received by Mr. McIlwain in the Business Combination in exchange for shares of ARYA Class A common stock owned by Mr. McIlwain prior to the consummation of the Business Combination. Madrona Investment Partners VI, L.P. (“Madrona Partners VI”) is the general partner of each of Madrona Fund VI and Madrona Fund VI-A, and Madrona VI General Partner, LLC (“Madrona VI LLC”) is the general partner of Madrona Partners VI. Matthew McIlwain, together with Tom Alberg, Paul Goodrich, Scott Jacobson, Len Jordon, Tim Porter, and Soma Somasegar are the managing members of Madrona VI LLC, and each may be deemed to share voting and investment power over the securities held by Madrona Fund VI and Madrona Fund VI-A. Each of such individuals disclaims beneficial ownership over such securities except to the extent of his pecuniary interest therein. The address for the persons and entities set forth herein is 999 Third Avenue, 34th Floor, Seattle, WA.

Please see the sections titled “Management,” “Executive Compensation” and “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus for information regarding material relationships with our principal securityholders within the past two years.

SELLING SECURITYHOLDERS
This prospectus relates to the resale by the selling securityholders from time to time of up to an aggregate of 95,645,056 shares of Common Stock (consisting of up to an aggregate of (a) 20,000,000 shares of our Common Stock that were issued to the PIPE Investors in the PIPE Financing, (b) 4,286,500 shares of Common Stock issued in connection with the Domestication, (c) 69,655,827 shares of Common Stock issued in connection with the Business Combination and (d) 1,702,729 shares of Common Stock issuable upon the exercise of certain outstanding options to purchase Common Stock). The selling securityholders may from time to time offer and sell any or all of the shares of Common Stock set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “selling securityholders” in this prospectus, we mean the persons listed in the table below and their permitted transferees who later come to hold any of the selling securityholders’ interest in the Common Stock in accordance with the terms of the applicable agreements governing their respective registration rights, other than through a public sale.
The following table sets forth, as of June 30, 2021, the names of the selling securityholders, the aggregate number of shares of Common Stock beneficially owned by the selling securityholders, the aggregate number of shares of Common Stock that the selling securityholders may offer pursuant to this prospectus and the number of shares of Common Stock that would be beneficially owned by the selling securityholders after the sale of the shares of Common Stock offered hereby assuming that the selling securityholders sell all of the shares of Common Stock covered by this prospectus. The percentage of beneficial ownership after the offered shares of Common Stock are sold is calculated based on 124,094,390 shares of Common Stock outstanding as of June 30, 2021.
We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to the shares of Common Stock set forth below, subject to community property laws where applicable.
We cannot advise you as to whether the selling securityholders will in fact sell any or all of such Common Stock. In addition, the selling securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the selling securityholders will have sold all of the shares of Common Stock covered by this prospectus upon the completion of the offering.
Selling securityholder information for each additional selling securityholder, if any, will be set forth by a prospectus supplement to the extent required prior to the time of any offer or sale of such selling securityholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each selling securityholder and the number of shares registered on its behalf. A selling securityholder may sell or otherwise transfer all, some or none of such shares in this offering. See “Plan of Distribution.”

	Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
Name of Selling Securityholder			Number	Percent
AH Bio Fund II, L.P., for itself and as nominee for AH Bio Fund II-B, L.P.(1)	16,298,006	16,298,006	—	—
Alexandria Venture Investments, LLC(2)	200,000	200,000	—	—
Ally Bridge MedAlpha Master Fund L.P.(3)	1,500,000	1,500,000	—	—
Alyeska Master Fund, L.P.(4)	1,415,639	700,000	715,639	*

Andreessen Horowitz LSV Fund II, L.P., for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P.(5)	1,355,911	1,355,911	—	—
ARYA Sciences Holdings III(6)	4,146,500	4,146,500	—	—
Averill Master Fund, Ltd.(7)	314,835	300,000	14,835	*
Avidity Capital Fund II LP(8)	126,533	67,000	59,533	*
Avidity Master Fund LP(8)	887,906	533,000	354,906	*
AVMI Investments, Inc.(9)	200,000	200,000	—	—
Bain Capital Life Sciences Fund II, L.P.(10)	1,782,858	891,429	891,429	*
BCIP Life Sciences Associates, LP(10)	217,142	108,571	108,571	*
Blackwell Partners LLC – Series A(11)	184,128	81,278	102,850	*
Bradley L. Campbell(37)	30,000	30,000	—	—
Casdin Partners Master Fund, L.P.(12)	500,000	500,000	—	—
Decheng Capital Global Healthcare Fund (Master), LP(13)	300,000	300,000	—	—
Farzad Nazem(14)	1,924,426	1,924,426	—	—
Franklin Strategic Series – Franklin Biotechnology Discovery Fund(15)	415,600	415,600	—	—
Franklin Templeton Investment Funds – Franklin Biotechnology Discovery Fund(15)	584,400	584,400	—	—
Funds Managed by RTW Investments, LP(16)	1,100,000	600,000	500,000	*
Hand Capital LLC(17)	1,888,146	1,888,146	—	—
Logos Global Master Fund, LP(18)	400,000	400,000	—	—
Madrona Venture Fund VI-A, LP(19)	222,376	222,376	—	—
Madrona Venture Fund VI, LP(19)	5,798,394	5,798,394	—	—
Matthew and Elizabeth Posard Trust(20)	100,000	100,000	—	—
Matthew McIlwain(21)	6,379,155	6,379,155	—	—
Matthew Posard(22)	368,476	368,476	—	—
Melissa Epperly(23)	72,561	72,561	—	—
Nantahala Capital Partners Limited Partnership(11)	72,785	29,502	43,283	*
Nantahala Capital Partners SI, LP(11)	533,925	188,902	345,023	*
Nantahala Capital Partners II Limited Partnership(11)	194,666	79,459	115,207	*
NCP QR LP(11)	86,258	32,704	53,554	*
NCP RFM LP(11)	80,200	80,200	—	—
OrbiMed Genesis Master Fund, L.P.(24)	363,800	100,000	263,800	*
OrbiMed Partners Master Fund Limited(25)	1,182,900	900,000	282,900	*
Parag Mallick(26)	21,153,911	21,153,911	—	—
Perceptive Life Sciences Master Fund, Ltd(27)	8,911,151	8,414,113	497,038	*
PFV I, LLC(28)	5,280,476	5,280,476	—	—
RA Capital Healthcare Fund, L.P.(29)	2,471,430	1,500,000	971,430	*
Saqib Islam(37)	30,000	30,000	—	—
Silver Creek CS SAV, L.L.C.(11)	38,848	7,955	30,893	*
Sphera Biotech Master Fund, LP(30)	295,200	195,200	100,000	*
Sphera Global Healthcare Master Fund(31)	504,800	204,800	300,000	*

Sujal Patel(32)	17,497,732	17,497,732	—	—
Sujal Patel 2020 Children’s Trust, u/a/d/ December 3, 2020(33)	1,814,035	1,814,035	—	—
Todd Wider(37)	30,000	30,000	—	—
VCVC V LLC(34)	3,586,492	3,586,492	—	—
Vijay Pande(35)	36,280	36,280	—	—
Vulcan Capital Holdings Columbia LLC(34)	3,586,493	3,586,493	—	—
WS Investment Company, LLC (21A)(36)	35,000	35,000	—	—
Total Shares	101,395,947	95,645,056	5,750,891
__________________
•Less than 1%
(1)AH Equity Partners Bio II, L.L.C (“AH EP Bio II”) has sole voting and dispositive power with regard to the securities held by AH Bio Fund II, L.P. (“AH Bio Fund II”) and AH Bio Fund II-B, L.P. (“AH Bio Fund II-B,” and together with AH Bio Fund II, the “AH Bio Fund II Entities”). The managing members of AH EP Bio II are Marc Andreessen and Ben Horowitz. Marc Andreessen and Ben Horowitz share voting and dispositive power with respect to the shares held by the AH Bio Fund II Entities. Vijay Pande, a member of the board of directors of the Company, is a general partner of entities affiliated with Andreessen Horowitz.
(2)The selling securityholder is a subsidiary of Alexandria Real Estate Equities, Inc., a publicly held corporation.
(3)Mr. Fan Yu is the sole shareholder of ABG Management Ltd., which is the sole member of each of Ally Bridge MedAlpha Management GP, LLC and Ally Bridge Group (NY) LLC. Ally Bridge Group (NY) LLC and Ally Bridge MedAlpha Management L.P., acting through its general partner Ally Bridge MedAlpha Management GP, LLC, manage Ally Bridge MedAlpha Master Fund L.P.’s (“Ally Bridge”) investments. As such, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the shares held of record by Ally Bridge. Each of them disclaims any such beneficial ownership.
(4)Alyeska Investment Group, L.P. (“Alyeska Investment Group”), the investment manager of the selling securityholder, has voting and investment control of the shares held by the selling securityholder. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group and may be deemed to be the beneficial owner of such shares. Mr. Parekh disclaims any beneficial ownership of the shares held by Alyeska Master Fund.
(5)AH Equity Partners LSV II, L.L.C. (“AH EP LSV II”) has sole voting and dispositive power with regard to the securities held by Andreessen Horowitz LSV Fund II, L.P. (“AH LSV Fund II”), Andreessen Horowitz LSV Fund II-B, L.P. (“AH LSV Fund II-B”) and Andreessen Horowitz LSV Fund II-Q, L.P. (“AH LSV Fund II-Q,” and together with AH LSV Fund II and AH LSV Fund II-B, the “AH LSV Fund II Entities”). The managing members of AH EP LSV II are Mark Andreessen and Ben Horowitz. Marc Andreessen and Ben Horowitz share voting and dispositive power with respect to the shares held by the AH LSV Fund II Entities. Vijay Pande, a member of the board of directors of the Company, is a general partner of entities affiliated with Andreessen Horowitz.
(6)Adam Stone and Michael Altman are members of the board of directors of the selling securityholder and have voting and investment power over the shares held by the selling securityholder. Each of Mr. Altman and Mr. Stone disclaim beneficial ownership of such securities except to the extent of his pecuniary interest therein. Mr. Altman is a member of the board of directors of the Company.
(7)Suvretta Capital Management, LLC (“Suvretta”), the investment manager of the selling securityholder, may be deemed to have voting and investment power with respect to the shares. Aaron Cowen, as control person of Suvretta, may be deemed to have voting and investment power with respect to the shares held by the selling securityholder.
(8)Avidity Capital Partners Fund (GP) LP is the general partner of Avidity Master Fund LP (“Avidity Master Fund”) and Avidity Capital Fund II LP (“Avidity Capital Fund,” and together with Avidity Master Fund,” the “Avidity Funds”). Avidity Capital Partners (GP) LLC is the general partner of Avidity Capital Partners Fund (GP) LP. David Witzke and Michael Gregory are the managing members of Avidity Capital Partners (GP) LLC and may be deemed to have voting and dispositive power over the securities held directly by the Avidity Funds.
(9)Wanda M. Cook and Michael J. McCullough share voting and investment power over the shares held by the selling securityholder.
(10)Bain Capital Life Sciences Investors, LLC (“BCLSI”), whose managers are Jeffrey Schwartz and Adam Koppel, is the manager of the general partner of Bain Capital Life Sciences Fund II, L.P. and governs the investment strategy and decision-making process with respect to investments held by BCIP Life Sciences Associates, LP. As a result, each of BCLSI, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power over the shares held by Bain Capital Life Sciences Fund II, L.P. and BCIP Life Sciences Associates, LP.
(11)Nantahala Capital Management, LLC is a registered investment adviser and has been delegated the legal power to vote and/or direct the disposition of such securities on behalf of the selling securityholder as a general partner or investment manager and would be considered the beneficial owner of such securities. The above shall not be deemed to be an admission by the record owners or the selling securityholder that they are themselves beneficial owners of these securities for purposes of section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or any other purpose. Wilmot Harkey and Daniel Mack are managing members of Nantahala Capital Management, LLC and may be deemed to have voting and dispositive power over the shares held by the selling securityholder.
(12)Casdin Capital, LLC (“Casdin Capital”) is the investment adviser to Casdin Partners Master Fund, L.P. (“Casdin Master Fund”), and Casdin Partners GP, LLC (“Casdin Partners”) is the general partner of Casdin Master Fund. Eli Casdin is the managing member of Casdin Capital and Casdin Partners. As such, each of Casdin Capital, Casdin Partners GP and Eli Casdin may be deemed to beneficially own the securities held by Casdin Master Fund by virtue of their shared voting and investment control over Casdin Master Fund. Each of Casdin Capital, Casdin Partners and Mr. Casdin disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(13)Xiangmin Cui has voting and investment power over the shares held by the selling securityholder. The selling securityholder is an investment company registered under the Investment Company Act of 1940, as amended.

(14)Consists of (i) 36,280 shares of Common Stock issuable upon exercise of options held by Mr. Nazem and (ii) 1,888,146 shares of Common Stock held by HAND Capital, LLC. None of the 36,280 shares of Common Stock issuable upon exercise of options are exercisable within 60 days of June 30, 2021. One hundred percent (100%) of the shares subject to the options vest on the earlier of (a) January 31, 2022 and (b) the day immediately before the date of the Company’s next annual meeting of stockholders, subject to Mr. Nazem’s continued status as a service provider through such vesting date. Mr. Nazem is the manager of HAND Capital, LLC and as such has voting and investment power over the shares held by HAND Capital, LLC. Mr. Nazem is a member of the board of directors of the Company.
(15)Evan McCulloch, as the portfolio manager on behalf of Franklin Advisers, Inc., is the investment manager and has been delegated the voting and investment power over the shares held by the selling securityholder.
(16)Consists of (i) 298,128 shares of Common Stock held by RTW Innovation Master Fund, Ltd. (“RTW Innovation Fund”), (ii) 744,682 shares of Common Stock held by RTW Master Fund, Ltd. (“RTW Master Fund”), and (iii) 57,190 shares of Common Stock held by RTW Venture Fund Limited (“RTW Venture Fund,” and together with RTW Master Fund and RTW Innovation Fund, the “RTW Funds”). RTW Investments, LP is the investment manager to the RTW Funds. Roderick Wong, M.D., is the managing partner and chief investment officer of RTW Investments, LP. and as such has sole voting and investment control over such shares. Dr. Wong disclaims beneficial ownership of the reported securities held by the RTW Funds, except to the extent of any pecuniary interest therein.
(17)Farzad Nazem and Noosheen Hashemi have voting and investment power over the shares held by the selling securityholder. Mr. Nazem is a member of the board of directors of the Company.
(18)Arsani William is the selling securityholder’s managing partner and Chief Investment Officer and has voting and investment power over the shares held by the selling securityholder.
(19)Madrona Investment Partners VI, L.P. (“Madrona Partners VI”) is the general partner of each of Madrona Venture Fund VI-A, LP (“Madrona Fund VI-A”) and Madrona Venture Fund VI, LP (“Madrona Fund VI”), and Madrona VI General Partner, LLC (“Madrona VI LLC”) is the general partner of Madrona Partners VI. Matthew McIlwain, together with Tom Alberg, Paul Goodrich, Scott Jacobson, Len Jordon, Tim Porter, and Soma Somasegar, are the managing members of Madrona VI LLC, and each may be deemed to share voting and investment power over the securities held by Madrona Fund VI and Madrona Fund VI-A. Each of such individuals disclaims beneficial ownership over such securities except to the extent of his pecuniary interest therein. Mr. McIlwain is a member of the board of directors of the Company.
(20)Matthew Posard and Elizabeth Posard share voting and investment power over the shares held by the selling securityholder. Mr. Posard is a member of the board of directors of the Company.
(21)Consists of (i) 322,105 shares of Common Stock held directly by Mr. McIlwain, (ii) 36,280 shares of Common Stock issuable upon exercise of options held by Mr. McIlwain, (iii) 5,798,394 shares of Common Stock held by Madrona Fund VI, and (iv) 222,376 shares of Common Stock held by Madrona Fund VI-A. None of the 36,280 shares of Common Stock issuable upon exercise of options are exercisable within 60 days of June 30, 2021. One hundred percent (100%) of the options to purchase shares of Common Stock vest on the earlier of (a) January 31, 2022 and (b) the day immediately before the date of the Company’s next annual meeting of stockholders, subject to Mr. McIlwain’s continued status as a service provider through such vesting date. Mr. McIlwain is a member of the board of directors of the Company.
(22)Consists of (i) 268,476 shares of Common Stock issuable upon exercise of options held by Mr. Posard and (ii) 100,000 shares of Common Stock held by the Matthew and Elizabeth Posard Trust (the “Posard Trust”). 154,039 options to purchase shares of Common Stock are exercisable within 60 days of June 30, 2021. Of the remaining options to purchase shares of Common Stock (i) 27,817 shares of Common Stock that are issuable upon exercise of options vest evenly on the 1st of each month through February 1, 2022, (ii) 50,340 shares of Common Stock that are issuable upon the exercise of options vest evenly on the 1st of each month through September 1, 2024, and (iii) 36,280 shares of Common Stock that are issuable upon exercise of options vest on the earlier of (a) January 31, 2022 and (b) the day immediately before the date of the Company’s next annual meeting of stockholders, subject to Mr. Posard’s continued status as a service provider through each vesting date. Mr. Posard is a member of the board of directors of the Company.
(23)Consists of 72,561 shares of Common Stock issuable upon exercise of options held by Ms. Epperly. 12,092 options to purchase shares of common stock are exercisable within 60 days of June 30, 2021. The remaining options to purchase shares of Common Stock vest evenly on the last day of each month through January 31, 2024, subject to Ms. Epperly’s continued status as a service provider through each vesting date.
(24)These securities are held of record by OrbiMed Genesis Master Fund, L.P. (“Genesis”). OrbiMed Genesis GP LLC (“Genesis GP”) is the general partner of Genesis. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of Genesis GP. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein. Each of Genesis GP and OrbiMed Advisors disclaims beneficial ownership of the shares held by Genesis, except to the extent of its or his pecuniary interest therein if any.
(25)These securities are held of record by OrbiMed Partners Master Fund Limited (“OPM”). OrbiMed Capital LLC (“OrbiMed Capital”) is the sole investment advisor of OPM. OrbiMed Capital exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein. OrbiMed Capital disclaims beneficial ownership of the shares held by OPM, except to the extent of its or his pecuniary interest therein if any.
(26)Consists of (i) 20,689,892 shares of Common Stock and (ii) 464,019 shares of Common Stock issuable upon exercise of options held by Dr. Mallick. None of the 464,019 shares of Common Stock issuable upon exercise of options are exercisable within 60 days of June 30, 2021. 116,005 shares subject to the options vest on January 31, 2022 and 348,014 options to purchase shares of Common Stock vest monthly over 36 months thereafter, subject to Dr. Mallick’s continued service through each vesting date. If, during the period beginning three months before a change in control through the one-year anniversary of a change in control, Dr. Mallick’s employment with the Company is terminated either (x) by the Company without cause, and excluding by reason of Dr. Mallick’s death or disability or (y) by Dr. Mallick for good reason, then 100% of any unvested shares shall immediately vest. Dr. Mallick is the Chief Scientist and a member of the board of directors of the Company.
(27)Perceptive Advisors LLC (“Perceptive”) is the investment advisor to Perceptive Life Sciences Master Fund, Ltd (the “Master Fund”). Joseph Edelman is the managing member of Perceptive. Perceptive and Mr. Edelman may be deemed to beneficially own the shares held by the Master Fund.
(28)Mr. Patel is the manager of PFV I, LLC (“PFV”) and as such has voting and investment control over the shares held by PFV. Mr. Patel is the President, Chief Executive Officer, Secretary and a member of the board of directors of the Company.

(29)RA Capital Management, L.P. is the investment manager for RA Capital Healthcare Fund, L.P. (“RACHF”). The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. Each of Mr. Kolchinsky and Mr. Shah may be deemed to have voting and investment power over the shares held by RACHF. Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
(30)Doron Breen is a director of Sphera Global Healthcare GP, Ltd., which is the general partner of Sphera Global Healthcare Management, LP, which is the general partner of Sphera Biotech GP, LP, which is the general partner of Sphera Biotech Master Fund, LP.
(31)Doron Breen is a director of Sphera Global Healthcare Master Fund.
(32)Consists of (i) 9,614,388 shares of Common Stock directly owned by Mr. Patel, (ii) 5,280,476 shares of Common Stock held by PFV, (iii) 1,814,035 shares of Common Stock held by the Patel Trust, and (iv) 788,833 shares of Common Stock issuable upon exercise of options held by Mr. Patel. None of the 788,833 shares of Common Stock issuable upon exercise of options are exercisable within 60 days of June 30, 2021. 197,208 options to purchase shares of Common Stock vest on January 31, 2022 and 591,625 options to purchase shares of Common Stock vest monthly over 36 months thereafter, subject to Mr. Patel’s continued service through each vesting date. If, during the period beginning three months before a change in control through the one-year anniversary of a change in control, Mr. Patel’s employment with the Company is terminated either (x) by the Company without cause, and excluding by reason of Mr. Patel’s death or disability or (y) by Mr. Patel for good reason, then 100% of any unvested shares shall immediately vest. Mr. Patel is the President, Chief Executive Officer, Secretary and a member of the board of directors of the Company.
(33)Mr. Patel is a trustee of the Sujal Patel 2020 Children’s Trust, u/a/d December 3, 2020 (the “Patel Trust”) and as such has voting and investment control over the shares held by the Patel Trust. Mr. Patel disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, beneficial ownership of the securities held by the Patel Trust, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that Mr. Patel is the beneficial owner of such securities for purposes of Section 16 or for any other purposes. Mr. Patel is the President, Chief Executive Officer, Secretary and a member of the board of directors of the Company.
(34)VCVC Management V LLC (“VCVC Management”) serves as the Manager of VCVC V LLC (“VCVC”) and Cougar Investment Holdings LLC (“Cougar”) serves as the Managing Member of VCVC Management. VCHC Management LLC (“Vulcan Capital Management”) serves as the Manager of Vulcan Capital Holdings Columbia LLC (“VCHC”) and Cougar serves as the Managing Member of Vulcan Capital Management. Cougar has sole voting and dispositive power over the shares held by VCHC and VCVC. Each of VCVC Management, Vulcan Capital Management and Cougar disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, beneficial ownership of such securities, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that any of VCVC Management, Vulcan Capital Management or Cougar is the beneficial owner of such securities for purposes of Section 16 or for any other purposes. Stuart Nagae, an affiliate of Vulcan Capital, was a member of the board of directors of Old Nautilus until June 9, 2021.
(35)Consists of 36,280 shares of Common Stock issuable upon exercise of options held by Mr. Pande. None of the 36,280 shares of Common Stock issuable upon exercise of options are exercisable within 60 days of June 30, 2021. One hundred percent (100%) of the options to purchase shares of Common Stock vest on the earlier of (a) January 31, 2022 and (b) the day immediately before the date of the Company’s next annual meeting of stockholders, subject to Mr. Pande’s continued status as a service provider through such vesting date. Mr. Pande has no voting or investment control over the shares held by entities affiliated with Andreessen Horowitz that are included in footnotes 1 and 5. Mr. Pande is a member of the board of directors of the Company.
(36)WS Investment Management Company, a California corporation (“WSIMCo.”) is the Manager of WS Investment Company, LLC (“WS”) and has sole voting and dispositive power with respect to the shares held by WS. The managing members of WSIMCo. are Mario Rosati, Robert Latta, Donald Bradley and James Terranova. By virtue of these relationships, the managing members may be deemed to have voting and investment power over the shares held by WS.
(37)The selling securityholder was a member of the board of directors of ARYA Sciences Acquisition Corp III prior to the consummation of the Business Combination.

Please see the sections titled “Management,” “Executive Compensation” and “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus for information regarding material relationships with our selling securityholders within the past two years.

DESCRIPTION OF SECURITIES
The following summary of certain provisions of our securities does not purport to be complete and is subject to our Certificate of Incorporation, our Bylaws and the provisions of applicable law.
Authorized Capitalization
General
Our authorized capital stock consists of 1,000,000,000 shares of our Common Stock, par value $0.0001 per share, and 200,000,000 shares of our Preferred Stock, par value $0.0001 per share. As of June 30, 2021, we have 124,094,390 shares of our Common Stock outstanding.
The following summary describes all material provisions of our capital stock.
Our Common Stock
Voting rights. Each share of our Common Stock is entitled to one vote per share on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our certificate of incorporation. Our Certificate of Incorporation and our Bylaws do not provide for cumulative voting rights. Our directors are elected by plurality vote of the shares of our Common Stock present at an annual meeting and entitled to vote. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.
Dividend rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Rights upon liquidation. Upon a liquidation event, holders of our Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.
Other rights. Holders of our Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Preferred Stock
Our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof. These designations, powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of our Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. As of June 30, 2021, there are no shares of preferred stock outstanding, and we have no present plan to issue any shares of preferred stock.

Election of Directors and Vacancies; Board of Directors
Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of our board of directors shall be fixed solely and exclusively by resolution duly adopted from time to time by our board of directors, but currently consists of eight (8) directors, which are divided into three (3) classes, designated Class I, II and III, with each class consisting of three (3) directors. Under our Bylaws, at all meetings of stockholders called for the election of directors, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. All directors are elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal.
Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of our Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director. A director elected or appointed to fill a vacancy resulting from the death, resignation, disqualification or removal of a director or a newly created directorship will hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s death, resignation or removal.
Subject to the rights, if any, of any series our Preferred Stock, any director or our entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors.
In addition to the powers and authority expressly conferred upon them by statute or by our Certificate of Incorporation or our Bylaws, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by us, subject, nevertheless, to the provisions of the DGCL, our Certificate of Incorporation and our Bylaws adopted and in effect from time to time; provided, however, that no Bylaw adopted, amended, altered or repealed after the date of our Bylaws will invalidate any prior act of our directors or officers which would have been valid if such Bylaw had not been adopted, amended, altered or repealed.
Quorum
The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, our Certificate of Incorporation or our Bylaws, each as amended from time to time. If, however, such quorum will not be present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Anti-takeover Effects of Our Certificate of Incorporation and Our Bylaws
Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, may discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as our Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to our management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of our Common Stock at prices higher than prevailing market prices.
Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals
Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of our Preferred Stock, special meetings of our stockholders may be called only by the Chairperson of our board of directors, our Chief Executive Officer, our President, or our board of directors acting pursuant to a resolution adopted by a majority of our board of directors. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.
Our Bylaws also provide that unless otherwise restricted by our Certificate of Incorporation or our Bylaws, any action required or permitted to be taken at any meeting of our board of directors or of any committee thereof may be taken without a meeting, if all members of our board of directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission.
In addition, our Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.
These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.
Amendment to Certificate of Incorporation and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.
Our Certificate of Incorporation will provide that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon and the affirmative vote of at least 66 2/3% of the then outstanding voting securities of the Company, voting together as a single class:
•the provisions authorizing our board of directors to issues shares of our Preferred Stock, with any rights, preferences or privileges as they may designate;

•the provisions dividing our board of directors into three classes, each of which stands for election once every three years;
•the provisions providing that a director may only be removed from our board of directors for cause only by the affirmative vote of the holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors;
•the provisions providing that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•the provisions prohibiting cumulative voting;
•the provisions requiring that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•the provisions regarding calling special meetings of stockholders;
•the provisions regarding notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of our stockholders; and
•the provision regarding the approval requirements for such amendments;
Our Bylaws may be amended or repealed (A) by the affirmative vote of a majority of our entire board of directors then in office (subject to any bylaw requiring the affirmative vote of a larger percentage of the members of our board of directors) or (B) by our stockholders, provided that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for our stockholders to alter, amend or repeal, or adopt certain provisions of our Bylaws.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the approval of our board of directors or holders of 66 2/3% of the voting power of the outstanding capital stock held by stockholders unaffiliated with the interested stockholder approve the business combination. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203 unless it opts out in its original corporate charter or pursuant to a subsequent charter or bylaw amendment approved by stockholders.
Limitations on Liability and Indemnification of Officers and Directors
Our Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our Bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with our directors and officers and we expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we will be required to indemnify each of its directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of us or any of our subsidiaries or was serving at our request in an official capacity for another entity. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against it and may reduce the amount of money available to it.

Exclusive Jurisdiction of Certain Actions
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, stockholders or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation or our Bylaws (each, as may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, except for any claim as to which the court does not have jurisdiction over an indispensable party to that claim. The foregoing shall not apply to any claims under the Exchange Act or the Securities Act of 1933, as amended. In addition, unless we give an Alternative Forum Consent, the federal district courts of the United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act of 1933.
Transfer Agent
The transfer agent for our Common Stock is Continental Stock Transfer & Trust Company.
Exchange Listing
Our Common Stock is listed on Nasdaq under the symbol “NAUT.”

PLAN OF DISTRIBUTION
We are registering the Securities covered by this prospectus to permit the selling securityholders to conduct public secondary trading of these Securities from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the Securities offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the Securities will be the purchase price of the Securities less any discounts and commissions. We will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the Securities covered by this prospectus. The selling securityholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchases of Securities to be made directly or through agents.
The Securities offered by this prospectus may be sold from time to time to purchasers:
•directly by the selling securityholders;
•through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling securityholders or the purchasers of the Securities; or
•through a combination of any of these methods of sale.
Any underwriters, broker-dealers or agents who participate in the sale or distribution of the Securities may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any discounts, commissions or concessions received by any such broker-dealer or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters are subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities under the Securities Act and the Exchange Act. We will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To our knowledge, there are currently no plans, arrangements or understandings between the selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Securities by the selling securityholders.
The term “selling securityholders” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Securities may be sold in one or more transactions at:
•fixed prices;
•prevailing market prices at the time of sale;
•prices related to such prevailing market prices;
•varying prices determined at the time of sale; or
•negotiated prices.
These sales may be effected in one or more transactions:
•on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale, including Nasdaq;
•in the over-the-counter market;
•in transactions otherwise than on such exchanges or services or in the over-the-counter market;
•through trading plans entered into by the selling securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•through one or more underwritten offerings on a firm commitment or best efforts basis;
•settlement of short sales entered into after the date of this prospectus;
•agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share;
•in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents
•in privately negotiated transactions;
•in options or other hedging transactions, whether through an options exchange or otherwise;
•in distributions to members, limited partners or stockholders of selling securityholders;
•any other method permitted by applicable law; or
•through any combination of the foregoing.
These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
In connection with distributions of the Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Securities in the course of hedging transactions, broker-dealers or other financial institutions may engage in short sales of the Securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the Securities short and redeliver the Securities to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the Securities offered by this prospectus, which Securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge the Securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).
A selling securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell the Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any selling securityholder or borrowed from any selling securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any selling securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any selling securityholder may otherwise loan or pledge the Securities to a financial institution or other third party that in turn may sell the Securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
At the time a particular offering of the Securities is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling securityholders, the aggregate amount of Securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers. We may suspend the sale of Securities by the selling securityholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.
The selling securityholders will act independently of us in making decisions with respect to the timing, manner, and size of each resale or other transfer. There can be no assurance that the selling securityholders will sell any or all of the Securities under this prospectus. Further, we cannot assure you that the selling securityholders will not transfer, distribute, devise or gift the Securities by other means not described in this prospectus. In addition, any Securities covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The Securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.
The selling securityholders and any other person participating in the sale of the Securities will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the particular securities being distributed. This may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.
The selling securityholders may, from time to time, pledge or grant a security interest in some shares of the Securities owned by them and, if a selling securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of the Securities, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the selling securityholders to include the pledgee, transferee or other successors in interest as the selling securityholders under this prospectus. The selling securityholders also may transfer shares of the Securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
A selling securityholder that is an entity may elect to make an in-kind distribution of the Securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners or shareholders are not affiliates of ours, such members, partners or stockholders would thereby receive freely tradable shares of the Securities pursuant to the distribution through a registration statement.
With respect to those Securities being registered pursuant to the Registration Rights Agreement, we have agreed to indemnify or provide contribution to the selling securityholders and all of their officers, directors and control persons, as applicable, and certain underwriters effecting sales of the Securities against certain liabilities, including certain liabilities under the Securities Act. The selling securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including certain liabilities under the Securities Act. The selling securityholders may indemnify any broker or underwriter that participates in transactions involving the sale of the Securities against certain liabilities, including liabilities arising under the Securities Act.
For additional information regarding expenses of registration, see the section titled “Use of Proceeds” appearing elsewhere in this prospectus.
Lock-Up Restrictions
Of the shares of Common Stock that may be offered or sold by selling securityholders identified in this prospectus, certain of our selling securityholders are subject to lock-up restrictions with respect to 83,157,327 of those shares as pursuant to our bylaws and/or other agreements further described in the sections titled “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus.

LEGAL MATTERS
The validity of the Securities offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, directly or indirectly own less than 0.2% of the outstanding shares of our common stock.
EXPERTS
The financial statements of Nautilus Biotechnology, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (“PwC”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of ARYA Sciences Acquisition Corp III as of December 31, 2020, and for the period from March 27, 2020 (inception) through December 31, 2020, appearing in this prospectus have been audited by WithumSmith+Brown, PC (“Withum”), an independent registered public accounting firm, as stated in their report thereon and included in this prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
Change in Certifying Accountant
On June 9, 2021, the audit committee of our board of directors approved a resolution appointing PwC as New Nautilus’ independent registered public accounting firm to audit New Nautilus’ consolidated financial statements for the fiscal year ending December 31, 2021. PwC served as the independent registered public accounting firm of Old Nautilus prior to the Business Combination. Accordingly, Withum, ARYA’s independent registered public accounting firm prior to the Business Combination, was informed on June 9, 2021 that it was dismissed as New Nautilus’ independent registered public accounting firm.
The reports of Withum on ARYA’s financial statements as of and for the most recent fiscal year ending December 31, 2020 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles.
During ARYA’s fiscal year ending December 31, 2020 and the subsequent interim period through June 9, 2021, there were no disagreements between ARYA and Withum on any matter of accounting principles or practices, financial disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Withum, would have caused it to make reference to the subject matter of the disagreements in its reports on ARYA’s financial statements for such year.
During ARYA’s fiscal year ending December 31, 2020 and the subsequent interim period through June 9, 2021, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).
New Nautilus provided Withum with a copy of the foregoing disclosures and has requested that Withum furnish Nautilus Biotechnology, Inc. with a letter addressed to the SEC stating whether it agrees with the statements made by New Nautilus set forth above. A copy of Withum’s letter, dated June 9, 2021, is filed as an exhibit hereto.
During the fiscal year ending December 31, 2020 and the subsequent interim period through June 9, 2021, neither New Nautilus, nor any party on behalf of New Nautilus, consulted with PwC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of the audit opinion that might be rendered with respect to New Nautilus’ consolidated financial statements, and no written report or oral advice was provided to New Nautilus by PwC that was an important factor considered by New Nautilus in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was subject to any disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Common Stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and the Securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.
We are subject to the informational reporting requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. Our website address is www.nautilus.bio. The information on, or that can be accessed through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS
Audited Financial Statements for ARYA Sciences Acquisition Corp III:
Unaudited Condensed Financial Statements for ARYA Sciences Acquisition Corp III:

Financial Statements for Nautilus Biotechnology, Inc. As of and for the Years Ended December 31, 2020 and 2019
Unaudited Condensed Financial Statements for Nautilus Biotechnology, Inc. As of March 31, 2021 and December 31, 2020 and for the Three Months Ended March 31, 2021 and 2020

Unaudited Pro Forma Condensed Combined Financial Information

Page(s)
Unaudited Pro Forma Condensed Combined Financial Information	F-84
Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2020	F-86

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021	F-87

Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2021	F-89

Unaudited Pro Forma Notes to the Financial Statements	F-90

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
ARYA Sciences Acquisition Corp III
Opinion on the Financial Statements
We have audited the accompanying balance sheet of ARYA Sciences Acquisition Corp III (the “Company”) as of December 31, 2020, the related statement of operations, changes in shareholders’ equity and cash flows for the period from March 27, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from March 27, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company's auditor since 2020.
New York, New York
March 26, 2021

ARYA SCIENCES ACQUISITION CORP III
BALANCE SHEET
DECEMBER 31, 2020

Assets:
Current assets:
Cash	$1,001,032
Prepaid expenses	303,759
Total current assets	1,304,791
Investments held in Trust Account	149,552,952
Total assets	$150,857,743

Liabilities and Shareholders' Equity:
Current liabilities:
Accrued expenses	388,507
Total current liabilities	388,507
Deferred underwriting commissions	5,232,500
Total liabilities	5,621,007

Commitments and Contingencies (Note 5)
Class A ordinary shares, $0.0001 par value; 14,023,673 shares subject to possible redemption at $10.00 per share	140,236,730

Shareholders' Equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 479,000,000 shares authorized; 1,425,327 shares issued and outstanding (excluding 14,023,673 shares subject to possible redemption)	143
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 3,737,500 shares issued and outstanding	374
Additional paid-in capital	5,522,572
Accumulated deficit	(523,083)
Total shareholders' equity	5,000,006
Total Liabilities and Shareholders' Equity	$150,857,743
The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP III
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 27, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

General and administrative expenses	$576,035
Loss from operations	(576,035)
Other income:
Net gain, dividends and interest on investments held in Trust Account	52,952
Net loss	$(523,083)

Basic and diluted weighted average shares outstanding of Class A ordinary shares subject to redemption	14,950,000
Basic and diluted net income per share, Class A ordinary share subject to redemption	$0.00
Basic and diluted weighted average shares outstanding of Class A ordinary shares not subject to redemption and Class B ordinary shares	3,764,852
Basic and diluted net loss per share, Class A ordinary shares subject to redemption and Class B ordinary shares	$(0.15)
The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP III
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE PERIOD FROM MARCH 27, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance - March 27, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	3,737,500	374	24,626	—	25,000
Sale of units in initial public offering, gross	14,950,000	1,495	—	—	149,498,505	—	149,500,000
Offering costs	—	—	—	—	(8,755,181)	—	(8,755,181)
Sale of private placement units to Sponsor in private placement	499,000	50	—	—	4,989,950	—	4,990,000
Shares subject to possible redemption	(14,023,673)	(1,402)	—	—	(140,235,328)	—	(140,236,730)
Net loss	—	—	—	—	—	(523,083)	(523,083)
Balance - December 31, 2020	1,425,327	$143	3,737,500	$374	$5,522,572	$(523,083)	$5,000,006
The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP III
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 27, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Cash Flows from Operating Activities:
Net loss	$(523,083)
Adjustments to reconcile net loss to net cash used in operating activities:
Net gain, dividends and interest on investments held in Trust Account	(52,952)
General and administrative expenses paid by related party under note payable	11,717
Changes in operating assets and liabilities:
Prepaid expenses	(303,759)
Accrued expenses	318,507
Net cash used in operating activities	(549,570)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(149,500,000)
Net cash used in investing activities	(149,500,000)

Cash Flows from Financing Activities:
Proceeds from note payable to related party	136,590
Repayment of note payable to related party	(200,000)
Proceeds received from initial public offering, gross	149,500,000
Proceeds received from private placement	4,990,000
Offering costs paid	(3,375,988)
Net cash provided by financing activities	151,050,602

Net change in cash	1,001,032

Cash - beginning of the period	—
Cash - end of the period	$1,001,032

Supplemental disclosure of noncash investing and financing activities:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000
Offering costs included in accrued expenses	$70,000
Offering costs funded with note payable	$51,693
Deferred underwriting commissions	$5,232,500
Initial value of Class A ordinary shares subject to possible redemption	$140,714,240
Change in value of Class A ordinary shares subject to possible redemption	$(477,510)
The accompanying notes are an integral part of these financial statements.

i
Note 1—Description of Organization and Business Operations
Organization and General
ARYA Sciences Acquisition Corp III (the “Company”) was incorporated as a Cayman Islands exempted company on March 27, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
All activity for the period from March 27, 2020 (inception) through December 31, 2020 relates to the Company’s formation and its initial public offering (“Initial Public Offering”), and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents and gains on investments from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
Sponsor and Initial Public Offering
The Company’s sponsor is ARYA Sciences Holdings III, a Cayman Islands exempted limited company (the “Sponsor”).  The registration statement for the Company’s Initial Public Offering was declared effective on August 6, 2020.  On August 11, 2020, the Company consummated its Initial Public Offering of 14,950,000 Class A ordinary shares (the “Public Shares”), including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions (Note 5).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 499,000 Class A ordinary shares (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million (Note 4).
Trust Account
Upon the closing of the Initial Public Offering and the Private Placement, $149.5 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and were invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of:(i) the completion of a Business Combination, and then only in connection with those Class A ordinary shares that the holders of public shares (the “Public Shareholders”) properly elected to redeem, subject to certain limitations described in the IPO Registration Statement, (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”) (A) to modify the substance or timing of the Company’s obligation to provide holders of Class A ordinary shares the right to have their shares redeemed in connection with the Company’s initial Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its initial Business Combination within 24 months from the closing of the Initial Public Offering, or October 26, 2022 (the “Combination Period”) or (B) with respect to any other provision relating to the rights of holders of Class A ordinary shares, and (iii) the redemption of the Class A ordinary shares if the Company has not consummated its Business Combination within the Combination Period, subject to applicable law. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company may use the interest income generated by the assets in the Trust Account to pay for taxes that were paid by the Company or are payable by the Company and, in case the Company does not complete its initial Business Combination within the Combination Period, $100,000 of the interest income may be used to pay dissolution expenses.
Initial Business Combination
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide the Public Shareholders, with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to Goldman Sachs & Co. LLC and Jefferies LLC, as underwriters of the Company’s Initial Public Offering (as discussed in Note 5).
The Public Shares are classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company has adopted an insider trading policy which requires insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders have agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.
The Company’s Sponsor, officers and directors (the “initial shareholders”) have agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its Business Combination within 24 months from the closing of the Initial Public Offering, or August 11, 2022 (the “Combination Period”) or with respect to any other provision relating to the rights of Public Shareholders, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay for its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The initial shareholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (excluding the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the assets in the Trust Account, in each case net of the interest that may be withdrawn to pay for the Company’s tax obligations. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).
Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. The Sponsor may not be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Proposed Nautilus Business Combination and related Proposed Transactions
On February 7, 2021, we entered into a business combination agreement (“Business Combination Agreement”), by and among the Company, Mako Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Nautilus Biotechnology, Inc., a Delaware corporation (“Nautilus”).
The Business Combination Agreement provides for, among other things, the following transactions: (i) Nautilus will changes its name to “Nautilus Subsidiary, Inc.” (or another name mutually agreed to by us and Nautilus); (ii) we will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication, (A) our name will be changed to “Nautilus Biotechnology, Inc.” (“New Nautilus”) and (B) each of our outstanding Class A ordinary shares and outstanding Class B ordinary shares will become one share of common stock of New Nautilus (the “New Nautilus Common Stock”); and (iii) following the Domestication, Merger Sub will merge with and into Nautilus, with Nautilus as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of New Nautilus (the “Merger”). The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Nautilus Business Combination.”
In accordance with the terms and subject to the conditions of the Business Combination Agreement, outstanding shares of Nautilus (other than treasury shares and any Company Dissenting Shares (as defined in the Business Combination Agreement) will be exchanged for shares of New Nautilus Common Stock and outstanding Nautilus options to purchase shares of Nautilus (whether vested or unvested) will be exchanged for comparable options to purchase New Nautilus Common Stock, in each case, based on an implied Nautilus equity value of $900 million.
The Nautilus Business Combination is expected to close in the second quarter of 2021, following the receipt of the required approval by our shareholders and the fulfillment of other customary closing conditions.
Concurrently with the execution of the Business Combination Agreement, the Company, the Sponsor, and each other holder of Class B ordinary shares of ARYA (the “Other Class B Shareholders”) and Nautilus entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and the Other Class B Shareholders, among other things, (i) vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger) and (ii) waive any adjustment to the conversion ratio set forth in the governing documents of the Company or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise); and (iii) be bound by certain transfer restrictions with respect to his, her or its shares in the Company prior to the closing of the Nautilus Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.
Concurrently with the execution of the Business Combination Agreement, we entered into subscription agreements (the “Subscription Agreements”) with certain investors, including, among others, Perceptive Life Sciences Master Fund Ltd., a fund managed by Perceptive Advisors, an affiliate of the Sponsor, as well as certain equity holders of Nautilus and additional third party investors. Pursuant to the Subscription Agreements, each investor agreed to subscribe for and purchase, and the Company agreed to issue and sell to such investors, on the Closing Date (as defined in the Business Combination Agreement) immediately prior to the Closing (as defined in the Business Combination Agreement), an aggregate of 20,000,000 shares of the New Nautilus Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $200,000,000.
Within 24 hours of the signing of the Business Combination Agreement, certain directors, officers and stockholders of Nautilus entered into a Transaction Support Agreement with the Company, pursuant to which such parties have agreed to, among other things, (i) support and vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger), and (ii) be bound by certain other covenants and agreements related to the Nautilus Business Combination, including a restriction on transfers with respect to his, her or its shares in Nautilus prior to the closing of the Nautilus Business Combination
The Company, the Perceptive Shareholders (as defined in the Business Combination Agreement), the Other Class B Shareholders and certain Nautilus shareholders entered into an amended and restated registration rights and lock-up agreement, pursuant to which, among other things, the Perceptive Shareholders, the Other Class B Shareholders and the certain Nautilus shareholders agreed not to effect any sale or distribution of the company equity securities during the lock-up period described therein and will be granted certain customary registration rights, in each case subject to, and conditioned upon and effective as of, the effective time of the Merger.
A copy of each of the above referenced agreements is filed as exhibits with a Current Report on Form 8-K, filed with the SEC on February 8, 2021.
Liquidity and Capital Resources
As of December 31, 2020, the Company had approximately $1.0 million in its operating bank account and working capital of approximately $916,000.
The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from the Sponsor to cover certain of the Company’s offering costs in exchange for the issuance of the Founder Shares, the loan proceeds of $200,000 from the Sponsor pursuant to the Note (see Note 4), and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on August 11, 2020.  In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of December 31, 2020, there were no amounts outstanding under any Working Capital Loan.
Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.
Risk and Uncertainties
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an Initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an Initial Business Combination in a timely manner. The Company’s ability to consummate an Initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2—Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,926 in cash equivalents as of December 31, 2020 held in the Trust Account.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of

$250,000, and investments held in Trust Account. At December 31, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Investment Securities Held in Trust Account
Upon the closing of the Initial Public Offering and the Private Placement, the Company was required to place net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement in a Trust Account, which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by management of the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account. Investments held in Trust Account are classified as trading securities, which are presented on the balance sheet at fair value at the end of the reporting period. Gains and losses resulting from the change in fair value of trading securities is included in investment income on Trust Account in the accompanying statement of operations. The estimated fair values of investments held in Trust Account are determined using available market information, other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
•Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
•Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
As of December 31, 2020, the carrying values of cash, prepaid expenses and accrued expenses approximate their fair values due to the short-term nature of the instruments.  The Company’s investments held in Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 180 days or less and are recognized at fair value. The fair value of investments held in Trust Account is determined using quoted prices in active markets.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of underwriters' commissions, legal, accounting, and other costs incurred that were directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Class A Ordinary Shares subject to possible redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 14,023,673 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.
Net Income (Loss) Per Ordinary Share
Net income (loss) per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. The Company’s statement of operations includes a presentation of income (loss) per share for ordinary shares subject to redemption in a manner similar to the two-class method of income per share. Net income per ordinary share, basic and diluted, for Class A ordinary shares is calculated by dividing the net gain, dividends and interest on investments held in Trust Account, net of applicable taxes available to be withdrawn from the Trust Account, resulting in net income of approximately $53,000 for the period from March 27, 2020 (inception) through December 31, 2020 by the weighted average number of Class A ordinary shares outstanding for the period. Net loss per ordinary share, basic and diluted for Class B ordinary shares is calculated by dividing the net loss, less income attributable to Class A ordinary shares by the weighted average number of Class B ordinary shares outstanding for the period.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts were accrued for interest and penalties for the period from March 27, 2020 (inception) through December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company may be subject to potential examination by U.S. federal, U.S. state or foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, deferred tax assets and income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Recent Accounting Pronouncements
The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3—Initial Public Offering
On August 11, 2020, the Company consummated its Initial Public Offering of 14,950,000 Public Shares, including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions.
Note 4—Related Party Transactions
Founder Shares
On April 2, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration of 3,593,750 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”). In July 2020, the Sponsor transferred an aggregate of 90,000 Founder Shares to the Company’s independent directors. On August 6, 2020, the Company effected a share capitalization resulting in the initial shareholders holding 3,737,500 Founder Shares. All shares and the associated amounts have been retroactively restated to reflect the share capitalization. The Sponsor agreed to forfeit up to 487,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares) after the Initial Public Offering.  The underwriters fully exercised the over-allotment option on August 11, 2020; thus, these 487,500 Founder Shares were no longer subject to forfeiture.
The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Private Placement Shares
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 499,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million.  The Private Placement Shares will not be transferable or salable until 30 days after the completion of the initial Business Combination.  A portion of the proceeds from the Private Placement Shares was added to the proceeds from the Initial Public Offering held in the Trust Account.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.
Related Party Loans
On April 2, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover for expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $200,000 under the Note and fully repaid this Note on August 11, 2020.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. As of December 31, 2020, the Company had no outstanding borrowings under the Working Capital Loans.
Administrative Support Agreement
Commencing on the date that the Company’s securities were first listed on the Nasdaq through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company reimburses the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month.  The Company incurred approximately $48,000 for these services and are in general and administrative expenses in the accompanying statement of operations for the period from March 27, 2020 (inception) through December 31, 2020.
Note 5—Commitments & Contingencies
Registration Rights
The holders of Founder Shares, Private Placement Shares and Private Placement Shares that may be issued upon conversion of Working Capital Loans, will be entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement the Company’s initial shareholders entered into and (ii) in the case of the Private Placement Shares, 30 days after the completion of the Company’s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 1,950,000 additional Public Shares to cover over-allotments, at the Initial Public Offering price less the underwriting discounts and commissions.  On August 11, 2020, the underwriters fully exercised the over-allotment option.
The underwriters were entitled to an underwriting discount of $0.20 per Public Share, or approximately $3.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per Public Share, or approximately $5.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Note 6—Shareholders’ Equity
Class A Ordinary Shares — The Company is authorized to issue 479,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2020, there were 15,449,000 Class A common shares outstanding, including 14,023,673 Class A ordinary shares common stock subject to possible redemption that were classified as temporary equity in the accompanying balance sheet.
Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. On April 2, 2020, the Company issued 3,593,750 Class B ordinary shares. On August 6,

2020, the Company effected a share capitalization resulting in the initial shareholders holding 3,737,500 Founder Shares, of which up to 487,500 shares were subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the initial shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares).  All shares and the associated amounts have been retroactively restated to reflect the share capitalization.  The underwriters fully exercised the over-allotment option on August 11, 2020; thus, the 487,500 Founder Shares were no longer subject to forfeiture.
Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders, except as required by law or stock exchange rule; provided that only holders of the Class B ordinary shares have the right to vote on the election of the Company’s directors prior to the initial Business Combination and holders of a majority of the Company’s Class B ordinary shares may remove a member of the board of directors for any reason.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Shares) upon the consummation of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, members of the Company’s management team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to one.
Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no preference shares issued or outstanding.
Note 7—Fair Value Measurements
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2020 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

December 31, 2020
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments held in Trust Account:
U.S. Treasury Securities	$149,551,026	$—	$—
Cash equivalents – money market funds	1,926	—	—
	$149,552,952	$—	$—
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the period from March 27, 2020 (inception) through December 31, 2020.
Level 1 instruments include investments in money market funds and U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Note 8—Subsequent Events
As discussed in Note 1, on February 7, 2021, the Company entered into the Business Combination Agreement and a series of other agreements related to the Business Combination.
The Company evaluated subsequent events and transactions that occurred up to the date financial statements were available to be issued. Based upon this review, the Company determined that there have been no events that have occurred that would require adjustments to the disclosures in the financial statements, except as disclosed in Note 1.

ARYA SCIENCES ACQUISITION CORP III
CONDENSED BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(unaudited)
Assets:
Current assets:
Cash	$682,010	$1,001,032
Prepaid expenses	253,630	303,759
Total current assets	935,640	1,304,791
Investments held in Trust Account	149,563,934	149,552,952
Total assets	$150,499,574	$150,857,743

Liabilities and Shareholders’ Equity:
Current liabilities:
Accounts payable	$116,827	$—
Accrued expenses	1,652,522	388,507
Due to related party	30,000	—
Total current liabilities	1,799,349	388,507
Deferred underwriting commissions	5,232,500	5,232,500
Total liabilities	7,031,849	5,621,007

Commitments and Contingencies (Note 5)

Class A ordinary shares, $0.0001 par value; 13,846,772 and 14,023,673 shares subject to possible redemption at $10.00 per share at March 31, 2021 and December 31, 2020, respectively	138,467,720	140,236,730

Shareholders’ Equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 479,000,000 shares authorized; 1,602,228 and 1,425,327 shares issued and outstanding (excluding 13,846,772 and 14,023,673 shares subject to possible redemption) at March 31, 2021 and December 31, 2020, respectively	160	143
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 3,737,500 shares issued and outstanding at March 31, 2021 and December 31, 2020	374	374
Additional paid-in capital	7,291,565	5,522,572
Accumulated deficit	(2,292,094)	(523,083)
Total shareholders’ equity	5,000,005	5,000,006
Total Liabilities and Shareholders’ Equity	$150,499,574	$150,857,743
The accompanying notes are an integral part of these unaudited condensed financial statements.

ARYA SCIENCES ACQUISITION CORP III
UNAUDITED CONDENSED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021

General and administrative expenses	$1,779,993
Loss from operations	(1,779,993)
Other income:
Net gain, dividends and interest on investments held in Trust Account	10,982
Net loss	$(1,769,011)

Basic and diluted weighted average shares outstanding of Class A ordinary shares	14,950,000
Basic and diluted net income per share, Class A ordinary share	$0.00
Basic and diluted weighted average shares outstanding of Class B ordinary shares	4,236,500
Basic and diluted net loss per share, Class B ordinary share	$(0.42)
The accompanying notes are an integral part of these unaudited condensed financial statements.

ARYA SCIENCES ACQUISITION CORP III
UNAUDITED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2021

	Ordinary Shares
	Class A		Class B		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance - December 31, 2020	1,425,327	$143	3,737,500	$374	$5,522,572	$(523,083)	$5,000,006
Shares subject to possible redemption	176,901	17	—	—	1,768,993	—	1,769,010
Net loss	—	—	—	—	—	(1,769,011)	(1,769,011)
Balance - March 31, 2021 (unaudited)	1,602,228	$160	3,737,500	$374	$7,291,565	$(2,292,094)	$5,000,005
The accompanying notes are an integral part of these unaudited condensed financial statements.

ARYA SCIENCES ACQUISITION CORP III
UNAUDITED CONDENSED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2021

Cash Flows from Operating Activities:
Net loss	$(1,769,011)
Adjustments to reconcile net loss to net cash used in operating activities:
Net gain, dividends and interest on investments held in Trust Account	(10,982)
Changes in operating assets and liabilities:
Prepaid expenses	50,129
Accounts payable	116,827
Accrued expenses	1,264,015
Due to related party	30,000
Net cash used in operating activities	(319,022)

Net change in cash	(319,022)

Cash - beginning of the period	1,001,032
Cash - end of the period	$682,010

Supplemental disclosure of noncash investing and financing activities:
Change in value of Class A common stock subject to possible redemption	$(1,769,010)
The accompanying notes are an integral part of these unaudited condensed financial statements.

Note 1—Description of Organization, Business Operations and Basis of Presentation
Organization and General
ARYA Sciences Acquisition Corp III (the “Company”) was incorporated as a Cayman Islands exempted company on March 27, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
As of March 31, 2021, the Company had not commenced any operations. All activity for the period from March 27, 2020 (inception) through August 11, 2020 relates to the Company’s formation and its initial public offering (“Initial Public Offering”) and had minimal activity, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31, as its fiscal year end.
Initial Public Offering
The Company’s sponsor is ARYA Sciences Holdings III, a Cayman Islands exempted limited company (the “Sponsor”).  The registration statement for the Company’s Initial Public Offering was declared effective on August 6, 2020.  On August 11, 2020, the Company consummated its Initial Public Offering of 14,950,000 Class A ordinary shares (the “Public Shares”), including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions (Note 5).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 499,000 Class A ordinary shares (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million (Note 4).
Trust Account
Upon the closing of the Initial Public Offering and the Private Placement, $149.5 million ($10.00 per share) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 Days or less or in money market fund meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
Initial Business Combination
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the agreement to enter into the initial

Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide the holders (the “Public Shareholders”) of Public Shares, with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5).
The Public Shares are classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, only if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company will adopt upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders have agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.
The Company’s Sponsor, officers and directors (the “initial shareholders”) have agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its Business Combination within 24 months from the closing of the Initial Public Offering, or August 11, 2022 (the “Combination Period”) or (b) with respect to any other provision relating to the rights of Public Shareholders, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay for its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The initial shareholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares held by them if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).
Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Proposed Nautilus Business Combination and related Proposed Transactions
On February 7, 2021, we entered into a business combination agreement (“Business Combination Agreement”), by and among the Company, Mako Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Nautilus Biotechnology, Inc., a Delaware corporation (“Nautilus”).
The Business Combination Agreement provides for, among other things, the following transactions: (i) Nautilus will changes its name to “Nautilus Subsidiary, Inc.” (or another name mutually agreed to by us and Nautilus); (ii) we will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication, (A) our name will be changed to “Nautilus Biotechnology, Inc.” (“New Nautilus”) and (B) each of our outstanding Class A ordinary shares and outstanding Class B ordinary shares will become one share of common stock of New Nautilus (the “New Nautilus Common Stock”); and (iii) following the Domestication, Merger Sub will merge with and into

Nautilus, with Nautilus as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of New Nautilus (the “Merger”). The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Nautilus Business Combination.”
In accordance with the terms and subject to the conditions of the Business Combination Agreement, outstanding shares  of Nautilus (other than treasury shares and any Company Dissenting Shares (as defined in the Business Combination Agreement) will be exchanged for shares of New Nautilus Common Stock and outstanding Nautilus options to purchase shares of Nautilus (whether vested or unvested) will be exchanged for comparable options to purchase New Nautilus Common Stock, in each case, based on an implied Nautilus equity value of $900 million.
The Nautilus Business Combination is expected to close in the second quarter of 2021, following the receipt of the required approval by our shareholders and the fulfillment of other customary closing conditions.
Concurrently with the execution of the Business Combination Agreement, the Company, the Sponsor, and each other holder of Class B ordinary shares of ARYA (the “Other Class B Shareholders”) and Nautilus entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and the Other Class B Shareholders, among other things, (i) vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger) and (ii) waive any adjustment to the conversion ratio set forth in the governing documents of the Company or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise); and (iii) be bound by certain transfer restrictions with respect to his, her or its shares in the Company prior to the closing of the Nautilus Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.
Concurrently with the execution of the Business Combination Agreement, we entered into subscription agreements (the “Subscription Agreements”) with certain investors, including, among others, Perceptive Life Sciences Master Fund Ltd., a fund managed by Perceptive Advisors, an affiliate of the Sponsor, as well as certain equity holders of Nautilus and additional third party investors. Pursuant to the Subscription Agreements, each investor agreed to subscribe for and purchase, and the Company agreed to issue and sell to such investors, on the Closing Date (as defined in the Business Combination Agreement) immediately prior to the Closing (as defined in the Business Combination Agreement), an aggregate of 20,000,000 shares of the New Nautilus Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $200,000,000.
Within 24 hours of the signing of the Business Combination Agreement, certain directors, officers and stockholders of Nautilus entered into a Transaction Support Agreement with the Company, pursuant to which such parties have agreed to, among other things, (i) support and vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger), and (ii) be bound by certain other covenants and agreements related to the Nautilus Business Combination, including a restriction on transfers with respect to his, her or its shares in Nautilus prior to the closing of the Nautilus Business Combination.
The Company, the Perceptive Shareholders (as defined in the Business Combination Agreement), the Other Class B Shareholders and certain Nautilus shareholders entered into an amended and restated registration rights and lock-up agreement, pursuant to which, among other things, the Perceptive Shareholders, the Other Class B Shareholders and the certain Nautilus shareholders agreed not to effect any sale or distribution of the company equity securities during the lock-up period described therein and will be granted certain customary registration rights, in each case subject to, and conditioned upon and effective as of, the effective time of the Merger.
A copy of each of the above referenced agreements is filed as exhibits with a Current Report on Form 8-K, filed with the SEC on February 8, 2021.
Liquidity and Capital Resources
As of March 31, 2021, the Company had approximately $682,010 in its operating bank account and a working capital deficit of approximately $864,000.

The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from the Sponsor to cover certain of the Company’s offering costs in exchange for the issuance of the Founder Shares, the loan proceeds of $200,000 from the Sponsor pursuant to the promissory note (the “Note”) (see Note 4), and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on August 11, 2020.  In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of March 31, 2021, there were no amounts outstanding under any Working Capital Loan.
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Updated (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that the working capital deficit raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.
Risk and Uncertainties
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an Initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an Initial Business Combination in a timely manner. The Company’s ability to consummate an Initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Note 2—Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the period ending December 31, 2021 or for any future interim periods.
The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 10-K filed by the Company with the SEC on March 30, 2021.
Use of Estimates
The preparation of the unaudited condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of March 31, 2021.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000, and investments held in Trust Account. At March 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Investment Securities Held in Trust Account
Upon the closing of the Initial Public Offering and the Private Placement, the Company was required to place net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement in a Trust Account, which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by management of the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account. Investments held in Trust Account are classified as trading securities, which are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of trading securities is included in investment income on Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information, other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit.
Fair Value of Financial Instruments
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
•Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
As of March 31, 2021, the carrying values of cash, accounts payable and accrued expenses approximate their fair values due to the short-term nature of the instruments.  The Company’s portfolio of investments held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in money market funds that invest in U.S. government securities, or a combination thereof. The fair value for trading securities is determined using quoted market prices in active markets.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, and other costs incurred that were directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at March 31, 2021, 13,846,772 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s unaudited condensed balance sheet.
Income Taxes
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of March 31, 2021. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of March 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s unaudited condensed financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net Income (Loss) Per Ordinary Share
Net income (loss) per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the periods. The Company’s unaudited condensed statements of operations include a presentation of income (loss) per share for ordinary shares subject to redemption in a manner similar to the two-class method of income per share. Net income per ordinary share, basic and diluted, for Class A ordinary shares is calculated by dividing the net gain, dividends and interest on investments held in Trust Account, net of applicable taxes available to be withdrawn from the Trust Account, resulting in a net gain of approximately $11,000 for the three months ended March 31, 2021 by the weighted average number of Class A ordinary shares outstanding for the period. Net loss per ordinary share, basic and diluted for Class B ordinary shares is calculated by dividing the net loss, less income attributable to Class A ordinary shares by the weighted average number of Class B ordinary shares outstanding for the period.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncement if currently adopted would have a material effect on the Company’s financial statements.
Note 3—Initial Public Offering
On August 11, 2020, the Company consummated its Initial Public Offering of 14,950,000 Public Shares, including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions
Note 4—Related Party Transactions
Founder Shares
On April 2, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration of 3,593,750 Class B ordinary shares, par value $0.0001, (the “Founder Shares”). In July 2020, the Sponsor transferred an aggregate of 90,000 Founder Shares to the Company’s independent director nominees. On August 6, 2020, the Company effected a share capitalization resulting in the initial shareholders holding 3,737,500 Founder Shares. All shares and the associated amounts have been retroactively restated to reflect the share capitalization. The Sponsor agreed to forfeit up to 487,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares) after the Initial Public Offering.  The underwriters fully exercised the over-allotment option on August 11, 2020; thus, these 487,500 Founder Shares were no longer subject to forfeiture.
The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Private Placement Share
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 499,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million.  The Private Placement Shares will not be transferable or salable until 30 days after the completion of the initial Business Combination.  A portion of the proceeds from the Private Placement Shares was added to the proceeds from the Initial Public Offering held in the Trust Account.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.
Related Party Loans
On April 2, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover for expenses related to the Initial Public Offering pursuant to a Note. This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $200,000 under the Note and fully repaid this Note on August 11, 2020.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. To date, the Company had no outstanding borrowings under the Working Capital Loans.
Administrative Support Agreement
Commencing on the date that the Company’s securities were first listed on the Nasdaq through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company reimburses the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month.  The Company incurred $30,000 in general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations for the three months ended March 31, 2021.
Note 5—Commitments and Contingencies
Registration Rights
The holders of Founder Shares, Private Placement Shares and Private Placement Shares that may be issued upon conversion of Working Capital Loans, will be entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the consummation of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement the Company’s initial shareholders entered into and (ii) in the case of the Private Placement Shares, 30 days after the completion of the Company’s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 1,950,000 additional Public Shares to cover over-allotments, at the Initial Public Offering price less the underwriting discounts and commissions.  On August 11, 2020, the underwriters fully exercised the over-allotment option.
The underwriters were entitled to an underwriting discount of $0.20 per Public Share, or approximately $3.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per Public Share, or approximately $5.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Note 6—Shareholders’ Equity
Class A Ordinary Shares — The Company is authorized to issue 479,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of March 31, 2021, there were 15,449,000 Class A common shares outstanding, including 13,846,772 Class A common stock subject to possible redemption that were classified as temporary equity in the accompanying unaudited condensed balance sheet.
Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. On April 2, 2020, the Company issued 3,593,750 Class B ordinary shares. On August 6, 2020, the Company effected a share capitalization resulting in the initial shareholders holding 3,737,500 Founder Shares, of which up to 487,500 shares were subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the initial shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares).  All shares and the associated amounts have been retroactively restated to reflect the share capitalization.  The underwriters fully exercised the over-allotment option on August 11, 2020; thus, the 487,500 Founder Shares were no longer subject to forfeiture.
Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders, except as required by law or stock exchange rule; provided that only holders of the Class B ordinary shares have the right to vote on the election of the Company’s directors prior to the initial Business Combination and holders of a majority of the Company’s Class B ordinary shares may remove a member of the board of directors for any reason.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Shares) upon the consummation of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, members of the Company’s management team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to one.

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2021, there were no preference shares issued or outstanding.
Note 7—Fair Value Measurements
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2020, respectively, and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
March 31, 2021

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets held in Trust Account:
U.S. Treasury Securities	$149,563,934	$—	$—
	$149,563,934	$—	$—
December 31, 2020

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets held in Trust Account:
U.S. Treasury Securities	$149,551,026	$—	$—
Cash equivalents – money market funds	1,926	—	—
	$149,552,952	$—	$—
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the three months ended March 31, 2021 and December 31, 2020, respectively.
Level 1 instruments include investments in money market funds and U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.
Note 8—Subsequent Events
Management has evaluated subsequent events to determine if events or transactions occurring through the date the unaudited condensed financial statements were available for issuance, require potential adjustment to or disclosure in the unaudited condensed financial statements and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

Nautilus Biotechnology, Inc.
Financial Statements
As of and for the Years Ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Nautilus Biotechnology, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Nautilus Biotechnology, Inc. (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for leases in 2020.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Seattle, Washington
March 26, 2021
We have served as the Company's auditor since 2020.

Nautilus Biotechnology, Inc. Balance Sheets At December 31, 2020 and 2019

(in thousands, except share and per share amounts)	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$36,607	$595
Short-term investments	40,135	16,064
Prepaid expenses and other current assets	917	305
Total current assets	77,659	16,964
Property and equipment, net	1,371	1,119
Operating lease right-of-use assets	4,842	—
Other long term assets	1,139	459
Total assets	$85,011	$18,542
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$470	$289
Accrued expenses and other liabilities	1,069	201
Current portion of operating lease liability	1,479	—
Total current liabilities	3,018	490
Operating lease liability, net of current portion	3,296	—
Total liabilities	6,314	490
Commitments and contingencies (Note 9)

Redeemable convertible preferred stock:
Series Seed redeemable convertible preferred stock - par value $0.0001, 3,631,354 shares authorized, issued and outstanding as of December 31, 2020 and 2019 (liquidation preference of $7,263 as of December 31, 2020 and 2019)	5,494	5,494
Series A redeemable convertible preferred stock - par value $0.0001, 4,640,604 and 4,640,608 shares authorized as of December 31, 2020 and 2019, respectively, 4,640,604 shares issued and outstanding as of December 31, 2020 and 2019 (liquidation preference of $27,200 as of December 31, 2020 and 2019)	27,067	27,067
Series B redeemable convertible preferred stock - par value $0.0001, 6,209,233 and 0 shares authorized as of December 31, 2020 and 2019, respectively, 6,109,232 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively (liquidation preference of $76,060 and $0 as of December 31, 2020 and 2019, respectively)	75,857	—

Stockholders’ deficit:
Common stock, $0.0001 par value, 27,196,999 and 19,189,462 shares authorized as of December 31, 2020 and 2019, respectively; 9,114,904 and 9,077,062 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1	1
Additional paid-in capital	600	189
Accumulated other comprehensive income	3	7
Accumulated deficit	(30,325)	(14,706)
Total stockholders’ deficit	(29,721)	(14,509)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$85,011	$18,542

Nautilus Biotechnology, Inc. Statements of Operations Years Ended December 31, 2020 and 2019

(in thousands, except share and per share data)	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating expenses
Research and development	$12,432	$8,488
General and administrative	3,312	1,622
Total operating expenses	15,744	10,110
Other income (expense), net	125	492
Net loss	$(15,619)	$(9,618)
Net loss per share attributable to common stockholders, basic and diluted	$(1.95)	$(1.59)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	8,017,976	6,066,928

Nautilus Biotechnology, Inc. Statements of Comprehensive Loss Years Ended December 31, 2020 and 2019

(in thousands)	Year Ended December 31, 2020	Year Ended December 31, 2019
Net loss	$(15,619)	$(9,618)
Other comprehensive income (loss):
Unrealized (loss) gain on securities available-for-sale	(4)	11
Total other comprehensive income (loss)	(4)	11
Comprehensive loss	$(15,623)	$(9,607)

Nautilus Biotechnology, Inc. Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit Years Ended December 31, 2020 and 2019

	Redeemable Convertible Preferred Stock									Accumulated Other Comprehensive Income (Loss)
	Series Seed		Series A		Series B		Common Stock		Additional Paid-in Capital		Accumulated Deficit	Total Stockholders’ Deficit
(in thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2018	3,631,354	$5,494	4,640,604	$27,067	—	$—	9,000,000	$1	$43	$(4)	$(5,088)	$(5,048)
Issuance of common stock upon exercise of vested stock options	—	—	—	—	—	—	77,062	—	36	—	—	36
Stock-based compensation expense	—	—	—	—	—	—	—	—	110	—	—	110
Other comprehensive income	—	—	—	—	—	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	—	—	—	—	—	(9,618)	(9,618)
Balances at December 31, 2019	3,631,354	$5,494	4,640,604	$27,067	—	$—	9,077,062	$1	$189	$7	$(14,706)	$(14,509)
Issuance of common stock upon exercise of vested stock options	—	—	—	—	—	—	37,842	—	42	—	—	42
Issuance of Series B redeemable convertible preferred stock	—	—	—	—	6,109,232	75,857	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	369	—	—	369
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(4)	—	(4)
Net loss	—	—	—	—	—	—	—	—	—	—	(15,619)	(15,619)
Balances at December 31, 2020	3,631,354	$5,494	4,640,604	$27,067	6,109,232	$75,857	9,114,904	$1	$600	$3	$(30,325)	$(29,721)

Nautilus Biotechnology, Inc. Statements of Cash Flows Years Ended December 31, 2020 and 2019

(in thousands)	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities
Net loss	$(15,619)	$(9,618)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	710	548
Stock-based compensation	369	110
Amortization of premiums and gain on investments, net	282	(223)
Amortization of operating lease right-of-use assets	1,636	—
Loss on disposal of property and equipment	13	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(624)	(519)
Accounts payable	123	66
Accrued expenses and other liabilities	695	(26)
Operating lease liability	(1,581)	—
Net cash used in operating activities	(13,996)	(9,662)
Cash flows from investing activities
Purchases of securities	(68,359)	(25,374)
Proceeds from sale and maturities of securities	44,001	30,350
Purchases of property and equipment	(921)	(926)
Net cash (used in) provided by investing activities	(25,279)	4,050
Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	75,857	—
Proceeds from exercise of stock options	42	36
Net cash provided by financing activities	75,899	36
Net increase (decrease) in cash, cash equivalents and restricted cash	36,624	(5,576)

Cash, cash equivalents and restricted cash at beginning of period	595	6,171
Cash, cash equivalents and restricted cash at end of period	$37,219	$595

Supplemental disclosure of other cash flow information:
Deferred offering costs in accounts payable and accrued expenses and other liabilities	$212	$—

Supplementary cash flow information on non-cash investing activities
Acquisitions of property and equipment included in accounts payable	$67	$13

Nautilus Biotechnology, Inc. Notes to Financial Statements

1.Description of Business and Basis of Presentation
Nautilus Biotechnology, Inc. (the “Company”) is a biotechnology company incorporated in 2016 and based in Seattle, Washington with laboratory operations in San Carlos, California. Since the Company’s incorporation in 2016, the Company has devoted substantially all of its resources to research and development activities, including with respect to its proteomics platform, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital and providing general and administrative support for these operations.
The Company is subject to risks similar to those of other pre-clinical stage companies in the biopharmaceutical industry, including dependence on key individuals, the need to develop commercially viable products, competition from other companies, many of whom are larger and better capitalized, the impact of the COVID-19 pandemic and the need to obtain adequate additional financing to fund the development of its products. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be maintained, that any products developed will obtain required regulatory approval or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from the sale of its products.
Basis of Presentation
The financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar.
Going Concern
The Company’s financial statements have been prepared on the basis of continuity of operations, the realization of assets, and the satisfaction of liabilities in the ordinary course of business. Since inception, the Company has been engaged in developing its technology, raising capital, and recruiting personnel. The Company’s operating plan may change as a result of many factors currently unknown and there can be no assurance that the current operating plan will be achieved in the time frame anticipated by the Company, and it may need to seek additional funds sooner than planned. If adequate funds are not available to the Company on a timely basis, it may be required to delay, limit, reduce, or terminate certain commercial efforts, or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of the Company’s stockholders. The Company has incurred net operating losses and negative cash flows from operations in every year since inception and expects this to continue for the foreseeable future. As of December 31, 2020, the Company had an accumulated deficit of $30.3 million.
The Company has funded its operations primarily with proceeds from the issuance of redeemable convertible preferred stock and common stock. The Company had cash, cash equivalents, and short-term investments of $76.7 million as of December 31, 2020. As of the date on which these financial statements were available to be issued, the Company believes that its cash, cash equivalents, and short-term investments will be sufficient to fund its operations for the next twelve months following the issuance of the financial statements. The Company’s assessment of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties. The Company’s actual results could vary as a result of, and its near and long-term future capital requirements will depend on many factors, including its growth rate and the timing and extent of spending to support its research and development efforts. The Company has based its estimates on assumptions that may prove to be wrong, and it could use its available capital resources sooner than it currently expects. The Company may be required to seek additional equity or debt financing. Future liquidity and cash requirements will depend on numerous factors. In the event that additional financing is required from outside sources, the Company may not be able to raise in on acceptable terms or at all. If the Company is unable to raise additional capital when desired, or if it cannot expand its operations or otherwise capitalize on its business opportunities because it lacks sufficient capital, its business, operating results, and financial condition would be adversely affected.

Impact of the COVID-19 Coronavirus
In December 2019, COVID-19 was first reported to the World Health Organization (“WHO”), and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. Since then, the COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods, and services worldwide. As a result, the Company has taken certain measures in response to COVID-19.
While the duration and extent of the COVID-19 pandemic depends on future developments that cannot accurately predicted at this time, such as the extent and effectiveness of containment and mitigation actions, it has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets, which may adversely affect the Company’s ability to access capital markets in the future. Furthermore, the impact of the COVID-19 pandemic could adversely impact the Company’s cash flows and operations and delay clinical trial activity.
While the Company has developed and continues to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of its efforts. Accordingly, it is not possible for the Company to predict the duration and ultimate extent to which this will affect its business, future results of operations, and financial condition at this time.
2.Significant Accounting Policies
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include determining the estimated lives of property and equipment, stock-based compensation including the estimated fair value per share of common stock, and the valuation allowance for deferred tax assets. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.
Concentrations of Credit Risk and Other Risks and Uncertainties
Credit risk represents the accounting loss that would be recognized as of the reporting date if counterparties failed completely to perform as contracted.
Financial instruments, which potentially subject the Company to concentration of credit risk, consist of cash balances maintained in excess of federal depository insurance limits and investments in U.S. Treasury securities that and are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on cash or investments. The Company relies, and expects to continue to rely, on a small number of vendors to provide services, supplies and materials related to its research and development programs. These programs could be adversely affected by a significant interruption in these services or the availability of materials.
Segment Reporting
Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision market (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer is its CODM. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company’s long-lived assets are entirely based in the United States.
Cash and Cash Equivalents
The Company considers all highly-liquid investments with an original maturity of three months or less as of the date of acquisition to be cash equivalents.
Short-term Investments
The Company considers investments with an original maturity greater than three months and remaining maturities less than one year to be short-term investments. The Company’s short-term investments consist of debt securities and are classified as available sale and reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). For short-term investments sold prior to maturity, the cost of investments sold is based on the specific identification method. Realized gains and losses on the sale of short-term investments are recorded in other income (expense), net in the statement of operations.
Other-than-temporary Impairment
The Company evaluates its short-term investments with unrealized losses for other-than-temporary impairment. When assessing short-term investments for other-than-temporary declines in value, the Company considers factors such as, among other things, the extent and length of time the investment’s fair value has been lower than its cost basis, the financial condition and near-term prospects of the investment, the Company’s ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value, and the expected cash flows from the security. If any adjustments to fair value reflects a decline in the value of the investment that the Company considers to be “other than temporary,” the Company reduces the investment to fair value through a charge to the statement of operations and statement of comprehensive loss. No such adjustments were necessary during the periods presented.
Offering Costs
Specific incremental costs (i.e. consisting of legal, accounting and other fees and costs) directly attributable to a proposed or actual offering of securities are deferred and charged against the gross proceeds of the offering. In the event of a planned offering of securities does not occur or is significantly delayed, all of the costs are expensed. Offering costs capitalized as of December 31, 2020 was $0.2 million and is included within Other long term assets on the Company's balance sheet. No offering costs were capitalized as of December 31, 2019.
Property and Equipment, net
Property and equipment, net, consisting primarily of laboratory equipment, computers, furniture and fixtures, and office equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the remaining term of the applicable lease or the useful life of the asset.
When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized as income or loss for the period.
Maintenance and repairs are charged to operating expense in the period incurred.
Impairment of Long-Lived Assets
The Company periodically reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
With respect to property and equipment subject to depreciation, the Company compares the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use and eventual disposition of the asset (or asset group). Should the sum of the estimated future net undiscounted cash flows be less than the carrying value, the Company would recognize an impairment loss as of that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. No impairment of long-lived assets was recorded during the years ended December 31, 2020 and 2019.
Leases
The Company determines if an arrangement includes a lease at inception by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. Operating leases with a term of more than one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Company's balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term. The Company uses the incremental borrowing rate commensurate with the lease term based on the information available at the lease commencement date in determining the present value of the lease payments as the Company's leases generally do not provide an implicit rate. ROU assets initially equal the lease liability, adjusted for any prepaid lease payments and initial direct costs incurred, less any lease incentives received. Certain of the Company's leases include renewal options which allow the Company to, at its election, renew or extend the lease for a fixed or indefinite period of time. These renewal periods are included in the lease terms when the Company is reasonably certain the options will be exercised. Lease expense is recognized on a straight-line basis over the lease term when leases are operating leases. If finance lease, expense is recognized over the lease term within interest expense and amortization in the Company’s statements of operations. The Company also has lease arrangements with lease and non-lease components. The Company elected the practical expedient not to separate non-lease components from lease components for the Company's facility leases and to account for the lease and non-lease components as a single lease component. The Company also elected to apply the short-term lease measurement and recognition exemption in which ROU assets and lease liabilities are not recognized for leases with terms of 12 months or less.
Income Taxes
The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and recent results of operations, primarily over the most recent three-year period.
The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon an audit. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.
Research and Development
Costs for research and development activities are expensed in the period in which they are incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation and amortization, external costs of vendors engaged to conduct research and development activities.

As part of the process of preparing its financial statements, the Company estimates its accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on the Company’s behalf and estimating the level of services performed and the associated cost incurred for services for which the Company has not yet been invoiced or otherwise notified of the actual cost. The majority of the Company’s service providers invoice monthly in arrears for services performed or when contractual milestones are met. The Company makes estimates of its accrued expenses at the end of each reporting period based on the facts and circumstances known to the Company at that time. The significant estimates in the Company’s accrued research and development expenses relate to expenses incurred with respect to academic research centers and other vendors in connection with research and development activities for which the Company has not yet been invoiced.
Fair Value of Common Stock
The fair value of the Company’s common stock is determined by its Board of Directors with input from management and third-party valuation specialists. The Company’s approach to estimate the fair value of the Company’s common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Determining the best estimated fair value of the Company’s common stock requires significant judgement and management considers several factors, including the Company’s stage of development, equity market conditions affecting comparable public companies, significant milestones and progress of research and development efforts.
Stock-based Compensation
The Company accounts for stock-based compensation expense by calculating the estimated fair value of each employee and nonemployee award at the grant date or modification date by applying the Black-Scholes option pricing model (the “model”). The model utilizes the estimated value of the Company’s underlying common stock at the measurement date, the expected or contractual term of the option, the expected stock price volatility, risk-free interest rates, and expected dividend yield of the common stock. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures are recognized in the period in which the forfeiture occurs. The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award’s recipient’s service payments are classified.
The Company calculates the expected term as the mid-point between the requisite service period and the contractual term of the award.
The Company bases its estimate of expected volatility on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market capitalization data.
The Company has not declared nor paid any dividends during the years ended December 31, 2020 and 2019 and does not currently expect to do so in the future. The risk-free interest rate used in the model is based on the implied yield currently available in the U.S. Treasury securities at maturity with an equivalent term.
Fair Value of Financial Instruments
The Company holds financial instruments that are measured at fair value which is determined according to a fair value hierarchy that prioritizes the inputs and assumptions used, and the valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:
Level 1Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2Inputs are quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active and model- derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3Inputs are unobservable inputs based on the Company’s assumptions and valuation techniques used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and established a fair value hierarchy based on the inputs used to measure fair value.
The recorded amounts of certain financial instruments, including cash and cash equivalents, prepaid expenses and other assets accounts, accounts payable, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities.
Comprehensive Loss
Comprehensive loss consists of net loss and other gains or losses affecting stockholders’ deficit that, under U.S. GAAP are excluded from net loss. For the years ended December 31, 2020 and 2019, unrealized gains and losses on debt securities were included as components of comprehensive loss.
Net Loss per Share Attributable to Common Stockholders
Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For the purposes of the diluted net loss per share calculation, the redeemable convertible preferred stock, common stock subject to repurchase, stock options and common stock warrants are considered to be potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock and early exercised stock options are considered to be participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in undistributed earnings as if all income (loss) for the period had been distributed. The Company’s redeemable convertible preferred stock does not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to common stockholders. Since the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.
Accounting Pronouncements
The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.
Recently Adopted Accounting Standards
The Company adopted ASU 2016-02, Leases (Topic 842), and the related amendments ("ASC 842") on January 1, 2020. ASU 2016-02 supersedes ASC Topic 840, Leases, and is intended to increase transparency and comparability among entities by requiring the recognition of right-of-use ("ROU") assets and lease liabilities by lessees for those leases classified as operating leases. The Company adopted the new standard using a modified retrospective transition approach by applying the new standard to all leases existing as of the date of initial application of January 1, 2020. The Company elected the package of practical expedients including (1) to not reassess whether any expired or existing contract are or contain leases; (2) to maintain existing lease classifications for expired or existing leases; and (3) to not reassess whether previously capitalized initial direct costs qualify for capitalization under Topic ASC 842. Upon adoption, the Company recognized a right-of-use asset and lease liability on the Company's balance sheet of $6.5 million and $6.4 million, respectively. There was no material impact on the Company's statements of operations.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. This ASU amends the disclosure requirement in ASC 820, Fair Value Measurement, by adding, changing, or removing certain disclosures. It applies to all entities that are required under this guidance to provide disclosure about recurring or nonrecurring fair value measurements. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2018-13 did not have a material impact on the Company’s financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends existing guidance on the impairment of financial assets and adds an impairment model that is based on expected losses rather than incurred losses and requires an entity to recognize as an allowance its estimate of expected credit losses for its financial assets. An entity will apply this guidance through a cumulative-effect adjustment to retained earnings upon adoption (a modified-retrospective approach) while a prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. For SEC filers that are eligible to be smaller reporting companies and non-public entities, this ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of the adoption of this ASU on its financial statements and related disclosures and does not anticipate adoption to have a material impact on its financial statements.
In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement,” to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement (hosting arrangement) by providing guidance for determining when the arrangement includes a software license. The ASU will become effective for annual periods beginning after December 15, 2020. The Company is in the process of evaluating the impact of the adoption of this ASU on its financial statements and related disclosures and does not anticipate adoption to have a material impact on its financial statements.
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as the elimination of exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, the recognition of deferred tax liabilities for outside basis differences, ownership changes in investments, and tax basis step-up in goodwill obtained in a transaction that is not a business combination. The guidance will be effective for the Company’s annual reporting periods beginning after December 15, 2021. Early adoption is permitted. The Company is in the process of evaluating the impact of the adoption of this ASU on its financial statements and related disclosures and does not anticipate adoption to have a material impact on its financial statements.
In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848).” The amendments in ASU 2020-04 provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning an interim period that includes or is subsequent to March 12, 2020, or prospectively from the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. The Company is in the process of evaluating the impact of the adoption of this ASU on its financial statements and related disclosures and does not anticipate adoption to have a material impact on its financial statements.
3.Fair Value Measurements
The following table details the assets carried at fair value and measured on a recurring basis within the three levels of fair value as of December 31, 2020 and 2019:

(in thousands)		Gross Unrealized			Reported as:
December 31, 2020	Amortized Cost	Gains	Losses	Fair Value	Cash and cash equivalents	Short-term investments
Level 1
Mutual funds	$36,607	$—	$—	$36,607	$36,607	$—
U.S. treasury bills	40,132	4	(1)	40,135	—	40,135
Total	$76,739	$4	$(1)	$76,742	$36,607	$40,135

(in thousands)		Gross Unrealized			Reported as:
December 31, 2019	Amortized Cost	Gains	Losses	Fair Value	Cash and cash equivalents	Short-term investments
Level 1
Mutual funds	$221	$—	$—	$221	$221	$—
U.S. treasury bills	16,057	8	(1)	16,064	—	16,064
Total	$16,278	$8	$(1)	$16,285	$221	$16,064
All contractual maturities at the date of purchase are due in one year or less.
4.Composition of Certain Financial Statement Line Items
Property and Equipment, Net
Property and equipment consisted of the following:

(in thousands)	December 31, 2020	December 31, 2019
Laboratory equipment	$2,256	$1,444
Leasehold improvements	169	226
Computer hardware	105	98
Furniture, fixtures and office equipment	126	100
	2,656	1,868
Less: Accumulated depreciation	(1,285)	(749)
Total	$1,371	$1,119
The Company recorded $0.7 million and $0.5 million of depreciation expense for the year ended December 31, 2020 and 2019, respectively, which was primarily allocated to research and development expense.

Other Long Term Assets
Other long term assets consisted of the following:

(in thousands)	December 31, 2020	December 31, 2019
Restricted cash	$612	$—
Deposits	315	459
Deferred offering costs	212	—
Total	$1,139	$459
Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following:

(in thousands)	December 31, 2020	December 31, 2019
Employee compensation	$484	$61
Accrued professional and consulting fees	452	21
Use tax	49	42
Deferred rent	—	30
Other	84	47
Total	$1,069	$201
Cash, Cash Equivalents and Restricted Cash
Cash, cash equivalents and restricted cash consisted of the following:

(in thousands)	December 31, 2020	December 31, 2019
Cash and cash equivalents	$36,607	$595
Restricted cash included in other long term assets	612	—
Total	$37,219	$595
5.Redeemable Convertible Preferred Stock

(in thousands, except share and per share information)
	December 31, 2020
	Shares		Original Issue Price per Share	Liquidation Preference	Carrying Value
	Authorized	Outstanding
Series Seed-1	3,631,354	3,631,354	$2.00	$7,263	$5,494
Series A	4,640,604	4,640,604	$5.86	27,200	27,067
Series B	6,209,233	6,109,232	$12.45	76,060	75,857
	14,481,191	14,381,190		$110,523	$108,418

(in thousands, except share and per share information)
	December 31, 2019
	Shares		Original Issue Price per Share	Liquidation Preference	Carrying Value
	Authorized	Outstanding
Series Seed-1	3,631,354	3,631,354	$2.00	$7,263	$5,494
Series A	4,640,608	4,640,604	$5.86	27,200	27,067
	8,271,962	8,271,958		$34,463	$32,561
Series Seed Redeemable Convertible Preferred Stock
In 2017, the Company completed a private placement authorizing the issuance and sale of 3,631,354 shares of Series Seed redeemable convertible preferred stock. Of the shares authorized, 2,500,000 shares were issued at $2.00 per share and 1,131,354 shares were issued in exchange for the surrender of a convertible promissory note plus interest, in the amount of $0.5 million.
Series A Redeemable Convertible Preferred Stock
In 2018, the Company completed a private placement authorizing the issuance and sale of 4,640,608 shares of Series A redeemable convertible preferred stock. Of the shares authorized, 4,640,604 were issued at $5.86 per share, net of issuance costs of $0.1 million.
Series B Redeemable Convertible Preferred Stock
In April 2020, the Company increased the total number of authorized shares of preferred stock to issue 5,722,489 shares of Series B redeemable convertible preferred stock. In May 2020, the Company increased the number of shares of Series B redeemable convertible preferred stock authorized for issuance to a total of 6,209,233 shares.
In April and May 2020, the Company completed private placements of 6,109,232 shares of Series B redeemable convertible preferred stock which were issued at $12.45 per share for total proceeds of $76.1 million, net of issuance costs of $0.2 million.
Dividends
The holders of Series Seed redeemable convertible preferred stock, Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock are entitled to receive noncumulative dividends in an amount equal to $0.12 per share, $0.35 per share and $0.75 per share, respectively, payable annually when, as and if, declared by the Board of Directors. Seniority with respect to the payment of dividends shall be Series B redeemable convertible preferred stock, Series A redeemable convertible preferred stock, Series Seed redeemable convertible preferred stock, and common stock. Payment of any dividends to the holders of redeemable convertible preferred stock shall be on a pro rata, pari passu basis in proportion to the dividend rates for Series Seed redeemable convertible preferred stock, Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock. As of December 31, 2020 and 2019, no dividends have been declared or paid by the Company.
Conversion
Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into the number of fully-paid and non-assessable shares of common stock that result from dividing the applicable original issue price per share by the applicable conversion price per share at the time of conversion, as adjusted for recapitalizations. If, after the issuance date of the Series B redeemable convertible preferred stock, the Company issues or sells, or is deemed to have sold, additional shares of common stock without consideration or for consideration per share less than the conversion price for a particular series of preferred stock in effect immediately prior to the issuance of such additional shares of common stock, except for certain exceptions allowed, the conversion price of the redeemable convertible preferred stock would be adjusted. As of December 31, 2020, each series of the Company’s redeemable convertible preferred stock was convertible into the Company’s shares of common stock on a one-for-one basis.

Each share of redeemable convertible preferred stock is convertible into common stock automatically immediately upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”) covering the offer and sale of the Company’s common stock, provided that the aggregate gross proceeds before payment of underwriters’ commissions and expenses to the Company are not less than $50.0 million or (ii) upon the receipt by the Company of a written request for such conversion from the holders of a majority of the redeemable convertible preferred stock then outstanding voting as a single class and on an as-converted basis, or, if later, the effective date for conversion specified in such requests, provided, however, that solely with respect to (ii), the consent of the holders of at least a majority of the outstanding shares of Series B redeemable convertible preferred stock shall be required to convert the Series B redeemable convertible preferred stock in connection with any financing transaction in which the pre-money valuation of the Company is less than $1,000,000,000 or in connection with a Liquidation Event in which the gross proceeds (including the maximum amount of any additional consideration in such Liquidation Event) available for distribution to the holders of the Company’s equity securities are less than $1,000,000,000.
Liquidation Event
In the event of any Liquidation Event (as defined below), before any payment shall be made to common stockholders, redeemable convertible preferred stockholders shall be paid, on an amount per share for each share of redeemable convertible preferred stock held by the them equal to the sum of (i) the liquidation rate of $2.00 per share for Series Seed redeemable convertible preferred stock, $5.86 per share for Series A redeemable convertible preferred stock and $12.45 per share for Series B redeemable convertible preferred stock, and (ii) all declared but unpaid dividends (if any) on such shares of redeemable convertible preferred stock, or such lesser amount as may be approved by the holders of a majority of the redeemable convertible preferred stock then outstanding voting as a single class and on an as-converted basis.
A Liquidation Event is (i) the acquisition of the Company by another entity by means, (ii) a sale, lease transfer, exclusive license or other disposition of substantially all of the assets of the Company, or (iii) any liquidation, dissolution, or winding up of the Company unless the holders of a majority of the redeemable convertible preferred stock then outstanding voting as a single class and on an as-converted basis and the holders of a majority of the outstanding shares of Series B redeemable convertible preferred stock, elect otherwise.
The preferred stock agreements contain a provision that, in the event of a Liquidation Event of the Company, would give the holders of the redeemable convertible preferred stock the right to receive a cash distribution equal to the liquidation preference on the redeemable convertible preferred stock. Due to these redemption characteristics, the redeemable convertible preferred stock has been presented within the mezzanine section on the balance sheet.
Voting Rights
Holders of Series Seed redeemable convertible preferred stock, Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which their stock could be converted and have voting rights equal to holders of common stock.
6.Common Stock
The Company’s certificate of incorporation, as amended, authorizes the Company to issue 19,189,462 shares of common stock with a par value of $0.0001 per share as of December 31, 2019. In April 2020, the Company amended its certificate of incorporation to increase the number of authorized common stock shares to 26,710,255. In May 2020, the Company further amended its certificate of incorporation to increase the number of authorized common stock shares to 27,196,999 shares. There were 9,114,904 shares issued and outstanding as of December 31, 2020.
The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders are not able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of redeemable convertible preferred stock currently outstanding or issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the Company’s board of directors out of funds legally available therefor. In the event of the Company’s liquidation, dissolution, or winding up, holders of the Company’s common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding redeemable convertible preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.
Common Stock Warrants
In connection with a term loan that the Company entered into during fiscal year 2017, 17,500 common stock warrants were issued to the lender, and recorded at fair value within additional paid-in capital in stockholders’ deficit. Fair value was determined using the Black-Scholes Option Pricing Model. There were no common stock warrants issued in fiscal years 2020 and 2019.
Common stock warrants as of December 31, 2020 and 2019 were as follows:

	December 31, 2020 and 2019
	Outstanding Warrants
	Number of Warrants	Exercise Price	Expiration Date
Common stock	17,500	$0.42	9/7/2027
Total outstanding common stock warrants	17,500
Common Stock Reserved for Future Issuance
Shares of common stock reserved for future issuance on an as-if converted basis, were as follows:

	December 31, 2020	December 31, 2019
Conversion of convertible preferred stock	14,381,190	8,271,958
Stock options issued and outstanding	1,418,267	457,150
Common stock warrants outstanding	17,500	17,500
Shares available for grant under 2017 Equity Incentive Plan	647,637	465,788
Total shares of common stock reserved	16,464,594	9,212,396
7.Income Taxes
The Company is liable for income taxes in the United States. For the year ended December 31, 2020 and 2019, the Company did not have any income for income tax purposes and therefore, no tax liability or expense has been recorded in these financial statements. The difference between the tax at the statutory federal tax rate and no tax provision recorded by the Company is primarily due to the Company’s full valuation allowance against its deferred tax assets.
A reconciliation between the expected income tax provision at the federal statutory rate and the reported income tax provision is approximately as follows:

(in thousands)	Year Ended December 31, 2020	Year Ended December 31, 2019
Federal income tax at statutory rate	$(3,280)	$(2,020)
State income tax, net of federal benefit	(960)	(671)
Permanent differences	226	122
Tax credits generated in current year	(628)	(432)
Valuation allowance change	4,506	3,001
Other	$136	$—
Total	$—	$—
As of December 31, 2020, the Company had federal net operating loss carryforwards of $0.5 million that begin to expire in 2037 and federal net operating loss carryforwards of $13.1 million that arose after the 2017 tax year that will carryforward indefinitely. The Company has state net operating loss carryforwards of $7.7 million that will begin to expire in 2037.
As of December 31, 2020, the Company had research and development tax credit carryover of $0.8 million and $0.9 million for federal and state tax purposes, respectively. If not utilized, the federal carryforward will expire in various amounts beginning in 2039. The California credits can be carried forward indefinitely.
The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of revenue since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, the Company has provided a full valuation allowance against the net deferred tax assets. The valuation allowance increased by $4.5 million during the year ended December 31, 2020. Management reevaluates the positive and negative evidence at each reporting period.
Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company’s deferred tax assets are as follows:

(in thousands)	December 31, 2020	December 31, 2019
Deferred tax assets
Depreciation and amortization	$4,414	$2,030
Loss carryforwards	3,348	1,887
Lease liabilities	1,296	—
Tax credit carryforwards	1,183	556
Equity-based compensation	64	12
Total deferred tax assets	10,305	4,485
Valuation allowance for deferred tax assets	(8,991)	(4,485)
Total deferred tax assets, net of valuation allowance	$1,314	$—

Deferred tax liability
Right-of-use assets	(1,314)	—
Net deferred tax assets (liability)	$—	$—

The Company began to file income tax returns in the United States in 2017. All tax years are open to examination.
As of December 31, 2020, the Company had an unrecognized tax benefit balance of $0.4 million related to research and development credits and California net operating loss carryforward. No amount of unrecognized tax benefits as of December 31, 2020, if recognized, would reduce the Company’s effective tax rate because the benefits would be in the form of tax credit carryforwards, which would attract a full valuation allowance. There are no provisions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. Because the statute of limitations does not expire until after the net operating loss and credit carryforwards and actually used, the statutes are still open on calendars years ending 2017 forward for federal and state purposes.
A reconciliation of the beginning and ending amount of the liability for uncertain tax positions, excluding potential interest and penalties, is as follows:

(in thousands)	December 31, 2020
Balance as of December 31, 2019	$—
Increase based on current year tax positions	204
Increase for prior year tax positions	187
Balance as of December 31, 2020	$391
Net operating loss and tax credit carry-forwards are subject to review and possible adjustment by the Internal Revenue Service (the “IRS”) and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company’s value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not, as yet, conducted a study to determine if any such changes have occurred that could limit its ability to use the net operating loss and tax credit carryforwards.
8.Stock Option Plan and Stock-based Compensation
In 2017, the Board of Directors adopted the 2017 Equity Incentive Plan (the “Plan”). Under the Plan, up to 1,000,000 shares of the Company’s common stock, in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock units may be issued to employees, directors and consultants. In April 2020, shares of Company’s common stock authorized for issuance under the Plan increased to 2,180,808. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term, and the exercise price, which cannot be less than the fair market value at the date of grant for incentive stock options. Options generally vest with respect to 25% of the shares one year after the options’ commencement date and the remainder ratably on a monthly basis over the following three years. Options granted under the Plan have a maximum term of 10 years. Vested options can be exercised at any time. As of December 31, 2020, 647,637 options were available for grant under the 2017 Equity Incentive Plan.
The 2017 Plan allows for the early exercise of stock options for certain individuals as determined by the Company’s board of directors. Stock options that are early exercised are subject to a repurchase option that allows the Company to repurchase any unvested shares. Early exercises of stock options are not deemed to be outstanding shares for accounting purposes until those shares vest according to their respective vesting schedules.

In determining the compensation cost of the option awards, the fair value for each option award has been estimated using the Black Scholes model. The significant assumptions used in these calculations are summarized as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Expected term (in years)	5.1 - 6.4	5.7 - 6.1
Expected volatility	91.0% - 96.5%	86.7% - 101.1%
Expected dividend rate	0.0%	0.0%
Risk free interest rate	0.3% - 1.4%	1.6% - 2.6%
Stock price	$1.66 - $16.21	$1.53 - $1.66
Expected term: The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding. The Company does not have sufficient historical exercise and post-vesting termination activity to provide accurate data for estimating the expected term of options and has opted to use the “simplified method,” whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.
Expected volatility: As the Company is not publicly traded, the expected volatility for the Company’s stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the Company’s business corresponding to the expected term of the awards.
Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.
Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.
Fair value of common stock: The fair value of the shares of common stock underlying the stock options has historically been determined by the Company’s Board of Directors. Because there has been no public market for the common stock, the Board of Directors has determined the fair value of the common stock at the time of grant of the option by contemporaneous valuations performed by an unrelated third-party valuation firm as well as a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors. The fair value of common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The following table summarizes option award activity for the year ended December 31, 2020 and 2019:

	Number of Stock Option Awards	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2018	354,212	$0.64
Granted	295,500	$1.59
Exercised	(77,062)	$0.46
Forfeited	(115,500)	$0.83
Outstanding as of December 31, 2019	457,150	$1.24
Granted	1,018,950	$3.76
Exercised	(37,842)	$1.11
Forfeited	(19,991)	$1.58
Outstanding as of December 31, 2020	1,418,267	$3.05	9.2	$34,562,932
Options vested and expected to vest as of December 31, 2020	1,418,267	$3.05
Vested and exercisable at December 31, 2020	227,126	$1.11	7.6	$5,975,399
The total intrinsic value of options exercised during the year ended December 31, 2020 and 2019 was $0.1 million. Aggregate intrinsic value represents the difference between the fair market value of the common stock and the exercise price of outstanding, in-the-money options.
The weighted-average grant-date fair value of options granted during the years ended December 31, 2020 and December 31, 2019 was $8.30 and $1.23 per share, respectively.
As of December 31, 2020, there was $8.4 million of total unrecognized compensation expense expected to be recognized over a weighted average-period of 3.9 years.
Restricted Stock
In January 2017, the Company granted 9.0 million shares of restricted common stock to founders for future services that vest over 4 years from the date of grant.
Activity with respect to restricted stock for the year ended December 31, 2020 and 2019 was as follows:

	Number of Shares Underlying Outstanding Restricted Stock	Weighted- Average Grant Date Fair Value
Unvested, January 1, 2019	3,925,781	$0.0001
Vested	(1,884,375)	$0.0001
Unvested, December 31, 2019	2,041,406	$0.0001
Vested	(1,884,375)	$0.0001
Unvested, December 31, 2020	157,031	$0.0001

Stock-based Compensation Expense
The following sets forth the total stock-based compensation expense for the Company’s stock options included in the Company’s statement of operations:

(in thousands)	Year Ended December 31, 2020	Year Ended December 31, 2019
Research and development	$174	$75
General and administrative	195	35
Total stock-based compensation expense	$369	$110
9.Commitments and Contingencies
Purchase Commitments
Open purchase commitments are for the purchase of goods and services related to, but not limited to, research and development, facilities, and professional services under non-cancellable contracts. They were not recorded as liabilities on the balance sheet as of December 31, 2020 as the Company had not yet received the related goods or services. As of December 31, 2020, the Company had open purchase commitments for goods and services of $0.5 million, all of which are expected to be received by December 31, 2021.
Legal Proceedings
From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management believes that there are currently no claims or actions pending against the Company where the ultimate disposition could have a material adverse effect on the Company’s results of operations, financial condition or cash flows.
Leases
The Company is obligated under certain non-cancelable operating leases for office space and laboratory space. This space includes three operating leases in Seattle, Washington, Menlo Park, California and San Carlos, California. The operating leases in Seattle, Washington and San Carlos, California will expire in April 2021 and September 2023, respectively. The operating lease in Menlo Park, California expired in February 2020.
In December 2020, the Company entered into a new lease in San Carlos, California for ten years commencing in September 2021 and expiring in September 2031 with total minimum lease payments of $42.1 million. In December 2020, the Company also entered into a temporary office space lease agreement in San Carlos, California commencing in February 2021 and expiring in October 2021 with total minimum lease payments of $1.2 million.
For the year ended December 31, 2020, the Company incurred $2.1 million in fixed operating lease expense, $0.1 million in variable operating lease expense, and earned $0.1 million in sublease income offset against fixed and variable operating lease expenses, which are included in operating expenses in the statement of operations.
For the year ended December 31, 2020, cash paid for amounts included in the measurement of lease liabilities included in cash flows used in operating activities was $2.0 million.
As of December 31, 2020, the weighted-average remaining lease term and weighted-average discount rate for operating leases is 2.7 years and 8.0% respectively.
The following table summarizes the Company's future principal contractual obligations for operating lease commitments as of December 31, 2020:

(in thousands)
Year Ended December 31,	Lease Obligations
2021	$1,791
2022	1,988
2023	1,525
Total future minimum lease payments	5,304
Less: Imputed interest	(529)
Total operating lease liabilities	$4,775
As of December 31, 2019, prior to the adoption of the new lease accounting guidance, the Company’s future principal contractual obligations for operating lease commitments were as follows:

(in thousands)
Year Ended December 31,	Lease Obligations
2020	$2,034
2021	2,107
2022	1,988
2023	1,525
Total future minimum lease payments	$7,654
Guarantees and Indemnifications
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnifications will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions.
The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding to which any of them are, or are threatened to be, made a party by reason of their service as a director or officer. The Company maintains director and officer insurance coverage that would generally enable it to recover a portion of any future amounts paid. The Company may be subject to indemnification obligation by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.
Letter of Credit
In conjunction with the San Carlos lease agreement, the Company issued a cash-collateralized letter of credit in lieu of security deposit of $0.6 million. The cash amount is recorded as restricted cash under Other long-term assets on the Company’s balance sheet.

10.Basic and Diluted Net Loss per Share
The following tables set forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2020 and 2019:

(in thousands, except share and per share data)	Year Ended December 31, 2020	Year Ended December 31, 2019
Numerator:
Net loss attributable to common stockholders	$(15,619)	$(9,618)
Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	8,017,976	6,066,928
Net loss per share attributable to common stockholders, basic and diluted:	$(1.95)	$(1.59)
The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have had an antidilutive effect were as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Convertible preferred stock (on an as-converted basis)	14,381,190	8,271,958
Options to purchase common stock	1,418,267	457,150
Unvested restricted common stock	157,031	2,041,406
Common stock warrants	17,500	17,500
Total potentially dilutive common share equivalents	15,973,988	10,788,014
11.Subsequent Events
The Company has evaluated subsequent events through March 26, 2021, the date on which the financial statements were available to be issued.
In January and February 2021, the Company granted a total of $0.6 million stock option awards to employees under the 2017 Equity Incentive Plan. Generally, the stock option awards will vest over four years from the date of grant 25% of the award vesting after the first year with subsequent monthly vesting over the remaining period. These stock options for the fiscal year 2021 have a weighted average exercise price of $35.62 per share.
On February 7, 2021, the Company executed a definitive business combination (the “Business Combination”) agreement with ARYA Sciences Acquisition Corp. III (“ARYA”). As a result of the Business Combination, ARYA will be renamed to Nautilus Biotechnology, Inc. (“New Nautilus”), and the Company will become a wholly owned subsidiary of New Nautilus. Upon the completion of the Business Combination, the stockholders of the Company will exchange their interests in the Company for shares of common stock of New Nautilus and awards issued under the Company’s existing equity incentive plans will be exchanged for awards issued under a new equity incentive plan to be adopted by New Nautilus. In addition, immediately after the completion of the Business Combination, certain investors have agreed to subscribe for the purchase an aggregate of $200 million of common stock of New Nautilus. The board of directors of both ARYA and the Company have approved the proposed transaction. Completion of the transaction, which is expected by the second quarter of 2021, is subject to approval of ARYA’s shareholders and the satisfaction or waiver of certain other customary closing conditions.

Financial Information
Nautilus Biotechnology, Inc.
Unaudited Condensed Financial Statements
As of March 31, 2021 and December 31, 2020 and for the Three Months Ended March 31, 2021 and 2020

Nautilus Biotechnology, Inc. Condensed Balance Sheets As of March 31, 2021 and December 31, 2020 (Unaudited)

(in thousands, except share and per share amounts)	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$51,803	$36,607
Short-term investments	16,034	40,135
Prepaid expenses and other current assets	1,608	917
Total current assets	69,445	77,659
Property and equipment, net	1,714	1,371
Operating lease right-of-use assets	1,175	4,842
Other long term assets	3,814	1,139
Total assets	$76,148	$85,011
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,120	$470
Accrued expenses and other liabilities	1,130	1,069
Current portion of operating lease liability	1,275	1,479
Total current liabilities	4,525	3,018
Operating lease liability, net of current portion	—	3,296
Total liabilities	4,525	6,314
Commitments and contingencies (Note 9)

Redeemable convertible preferred stock:
Series Seed redeemable convertible preferred stock - par value $0.0001, 3,631,354 shares authorized, issued and outstanding as of March 31, 2021 and December 31, 2020 (liquidation preference of $7,263 as of March 31, 2021 and December 31, 2020)	5,494	5,494
Series A redeemable convertible preferred stock - par value $0.0001, 4,640,604 shares authorized, issued and outstanding as of March 31, 2021 and December 31, 2020 (liquidation preference of $27,200 as of March 31, 2021 and December 31, 2020)	27,067	27,067
Series B redeemable convertible preferred stock - par value $0.0001, 6,209,233 shares authorized as of March 31, 2021 and December 31, 2020, 6,109,232 shares issued and outstanding as of March 31, 2021 and December 31, 2020, (liquidation preference of $76,070 as of March 31, 2021 and December 31, 2020)	75,857	75,857

Stockholders’ deficit:
Common stock, $0.0001 par value, 27,196,999 shares authorized as of March 31, 2021 and December 31, 2020; 9,114,904 shares issued and outstanding as of March 31, 2021 and December 31, 2020	1	1
Additional paid-in capital	1,936	600
Accumulated other comprehensive income	2	3
Accumulated deficit	(38,734)	(30,325)
Total stockholders’ deficit	(36,795)	(29,721)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$76,148	$85,011

Nautilus Biotechnology, Inc. Condensed Statements of Operations Three Months Ended March 31, 2021 and 2020 (Unaudited)

	Three Months Ended March 31,
(in thousands, except share and per share amounts)	2021	2020
Operating expenses
Research and development	$4,835	$2,470
General and administrative	3,582	527
Total operating expenses	8,417	2,997
Other income (expense), net	8	63
Net loss	$(8,409)	$(2,934)
Net loss per share attributable to common stockholders, basic and diluted	$(0.92)	$(0.40)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	9,095,711	7,292,773

Nautilus Biotechnology, Inc. Condensed Statements of Comprehensive Loss Three Months Ended March 31, 2021 and 2020 (Unaudited)

	Three Months Ended March 31,
(in thousands)	2021	2020
Net loss	$(8,409)	$(2,934)
Other comprehensive (loss) income:
Unrealized (loss) gain on securities available-for-sale	(1)	34
Total other comprehensive (loss) income	(1)	34
Comprehensive loss	$(8,410)	$(2,900)

Nautilus Biotechnology, Inc. Condensed Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit Three Months Ended March 31, 2021 and 2020 (Unaudited)

Three Months Ended March 31, 2021	Redeemable Convertible Preferred Stock								Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Series Seed		Series A		Series B		Common Stock
(in thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2020	3,631,354	$5,494	4,640,604	$27,067	6,109,232	$75,857	9,114,904	$1	$600	$3	$(30,325)	$(29,721)
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,336	—	—	1,336
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	—	—	—	—	—	(8,409)	(8,409)
Balances at March 31, 2021	3,631,354	$5,494	4,640,604	$27,067	6,109,232	$75,857	9,114,904	$1	$1,936	$2	$(38,734)	$(36,795)

Three Months Ended March 31, 2020	Redeemable Convertible Preferred Stock								Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Series Seed		Series A		Series B		Common Stock
(in thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2019	3,631,354	$5,494	4,640,604	$27,067	—	$—	9,077,062	$1	$189	$7	$(14,706)	$(14,509)
Stock-based compensation expense	—	—	—	—	—	—	—	—	19	—	—	19
Other comprehensive income	—	—	—	—	—	—	—	—	—	34	—	34
Net loss	—	—	—	—	—	—	—	—	—	—	(2,934)	(2,934)
Balances at March 31, 2020	3,631,354	$5,494	4,640,604	$27,067	—	$—	9,077,062	$1	$208	$41	$(17,640)	$(17,390)

Nautilus Biotechnology, Inc. Condensed Statements of Cash Flows Three Months Ended March 31, 2021 and 2020 (Unaudited)

	Three Months Ended March 31,
(in thousands)	2021	2020
Cash flows from operating activities
Net loss	$(8,409)	$(2,934)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	214	158
Stock-based compensation	1,336	19
Amortization of premiums and gain on sale of investments, net	115	52
Amortization of operating lease right-of-use assets	413	447
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(391)	(75)
Accounts payable	724	(41)
Accrued expenses and other liabilities	(9)	189
Operating lease liability	(246)	(436)
Net cash used in operating activities	(6,253)	(2,621)
Cash flows from investing activities
Proceeds from sale and maturities of securities	24,000	8,001
Purchases of property and equipment	(482)	(115)
Net cash provided by investing activities	23,518	7,886
Cash flows from financing activities
Payments of deferred offering costs	(2,069)	—
Net cash used in financing activities	(2,069)	—
Net increase in cash, cash equivalents and restricted cash	15,196	5,265

Cash, cash equivalents and restricted cash at beginning of period	37,219	595
Cash, cash equivalents and restricted cash at end of period	$52,415	$5,860

Supplemental cash flow information on non-cash activities
Deferred offering costs in accounts payable and accrued expenses and other liabilities	$1,133	$—
Acquisitions of property and equipment included in accounts payable	$142	$14
Modification to reduce right-of-use assets and lease liability	$3,254	$—

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements (Unaudited)

1.Description of Business and Basis of Presentation
Nautilus Biotechnology, Inc. (the “Company”) is a biotechnology company incorporated in 2016 and based in Seattle, Washington with laboratory operations in San Carlos, California. Since the Company’s incorporation in 2016, the Company has devoted substantially all of its resources to research and development activities, including with respect to its proteomics platform, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital and providing general and administrative support for these operations.
The Company is subject to risks similar to those of other pre-clinical stage companies in the biopharmaceutical industry, including dependence on key individuals, the need to develop commercially viable products, competition from other companies, many of whom are larger and better capitalized, the impact of the COVID-19 pandemic and the need to obtain adequate additional financing to fund the development of its products. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be maintained, that any products developed will obtain required regulatory approval or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from the sale of its products.
On February 7, 2021, the Company executed a definitive business combination (the “Business Combination”) agreement with ARYA Sciences Acquisition Corp. III (“ARYA”). As a result of the Business Combination, ARYA will be renamed to Nautilus Biotechnology, Inc. (“New Nautilus”), and the Company will become a wholly owned subsidiary of New Nautilus. Upon the completion of the Business Combination, the stockholders of the Company will exchange their interests in the Company for shares of common stock of New Nautilus and awards issued under the Company’s existing equity incentive plans will be exchanged for comparable options to purchase shares of common stock of New Nautilus. In addition, immediately after the completion of the Business Combination, certain investors have agreed to subscribe for the purchase of an aggregate of $200 million of common stock of New Nautilus (“PIPE Investors”).
On June 9, 2021 (the “Closing Date”), the Company consummated the Business Combination with ARYA. ARYA was renamed to Nautilus Biotechnology, Inc. and the Company became a wholly owned subsidiary of New Nautilus. In addition, concurrently with the Closing Date and pursuant to the subscription agreement, PIPE Investors purchased an aggregate of 20,000,000 shares of New Nautilus Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $200 million and the Company received gross proceeds of approximately $145 million from the Business Combination.
Basis of Presentation
The condensed financial statements and accompanying notes are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and regulations of the U.S. Securities and Exchange Commission for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these condensed financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2020 and the related notes which provide a more complete discussion of the Company’s accounting policies and certain other information. The information as of December 31, 2020 included on the condensed balance sheets was derived from the Company’s audited financial statements. The condensed financial statements were prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for a fair statement of the Company’s financial position as of March 31, 2021 and the results of operations and cash flows for the three months ended March 31, 2021 and 2020. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The Company’s reporting currency is the U.S. dollar.

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
Revision to previously issued financial statements
Subsequent to the issuance of the Company’s unaudited condensed financial statements as of March 31, 2021 and for the three months ended March 31, 2021 and 2020, the Company determined that an amendment of its San Carlos facility lease contract which was executed in February 2021 to shorten the remaining term of the lease and reduce monthly lease payments should have been accounted for as a modification. The impact of this modification reduces the operating lease right-of-use asset and lease liability balance as a $3.3 million non-cash adjustment during the quarter ended March 31, 2021. Additionally as a result of the remaining lease term being less than a year, a $0.3 million deposit balance was reclassified from long term to short term and the total remaining operating lease liability balance was classified as current. The Company assessed the materiality of the error on the previously issued financial statements during the quarter ended March 31, 2021 in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99, Materiality, codified in Accounting Standards Codification (“ASC”) 250, Presentation of Financial Statements, and concluded that the misstatement was not material to the previously issued financial statements. Accordingly, in accordance with ASC 250 (SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements), the amounts have been revised in the applicable Condensed Balance Sheet, Condensed Statement of Cash Flows and related footnote disclosures only as all other impacts to the Condensed Statement of Operations and Condensed Statement of Comprehensive Loss were negligible. The following tables summarize the effect of the correction to selected line items in previously issued financial statements for the quarter ended March 31, 2021 (in thousands):
Revised Condensed Balance Sheet Line Items

	As of March 31, 2021
	As Previously Reported	Adjustment	As Revised
Assets
Prepaid expenses and other current assets	$1,293	$315	$1,608
Total current assets	69,130	315	69,445
Operating lease right-of-use assets	4,429	(3,254)	1,175
Other long term assets	4,129	(315)	3,814
Total assets	79,402	(3,254)	76,148
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current portion of operating lease liability	1,670	(395)	1,275
Total current liabilities	4,920	(395)	4,525
Operating lease liability, net of current portion	2,859	(2,859)	—
Total liabilities	7,779	(3,254)	4,525
Total liabilities, redeemable convertible preferred stock and stockholders' deficit	79,402	(3,254)	76,148

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
Revised Condensed Statement of Cash Flows Line Item

	Three Months Ended March 31, 2021
	As Previously Reported	Adjustment	As Revised
Supplemental cash flow information on non-cash activities
Modification to reduce right-of-use assets and lease liability	$—	$3,254	$3,254
Revised Footnote Disclosure Line Items
Other Long Term Assets

	As of March 31, 2021
	As Previously Reported	Adjustment	As Revised
Deposits	$315	$(315)	$—
Commitments and Contingencies
Future principal contractual obligations for operating lease commitments as of March 31, 2021

	As of March 31, 2021
	As Previously Reported	Adjustment	As Revised
Year Ended December 31,
2021	$2,413	$(141)	$2,272
2022	1,988	(1,988)	—
2023	1,525	(1,525)	—
Total operating lease payments	5,926	(3,654)	2,272
Less: Imputed interest	(440)	400	(40)
Total operating lease liabilities	$5,486	$(3,254)	$2,232
Going Concern
The Company’s condensed financial statements have been prepared on the basis of continuity of operations, the realization of assets, and the satisfaction of liabilities in the ordinary course of business. Since inception, the Company has been engaged in developing its technology, raising capital, and recruiting personnel. The Company’s operating plan may change as a result of many factors currently unknown and there can be no assurance that the current operating plan will be achieved in the time frame anticipated by the Company, and it may need to seek additional funds sooner than planned. If adequate funds are not available to the Company on a timely basis, it may be required to delay, limit, reduce, or terminate certain commercial efforts, or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of the Company’s stockholders. The Company has incurred net operating losses and negative cash flows from operations in every year since inception and expects this to continue for the foreseeable future. As of March 31, 2021, the Company had an accumulated deficit of $38.7 million.
The Company has funded its operations primarily with proceeds from the issuance of redeemable convertible preferred stock and common stock. The Company had cash, cash equivalents, and short-term investments of $67.8 million as of March 31, 2021. In June 2021, the Company received gross proceeds of approximately $345 million from PIPE Investors and the Business Combination, offset by approximately $18 million of transaction costs and underwriters’ fees relating to the closing of the Business Combination. As of the date on which these condensed financial statements were available to be issued, the Company believes that its cash, cash equivalents, and short-term investments will be sufficient to fund its operations for the next twelve months following the issuance of the condensed financial statements. The Company’s assessment of the period of time through which its financial

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties. The Company’s actual results could vary as a result of, and its near and long-term future capital requirements will depend on many factors, including its growth rate and the timing and extent of spending to support its research and development efforts. The Company has based its estimates on assumptions that may prove to be wrong, and it could use its available capital resources sooner than it currently expects. The Company may be required to seek additional equity or debt financing. Future liquidity and cash requirements will depend on numerous factors. In the event that additional financing is required from outside sources, the Company may not be able to raise in on acceptable terms or at all. If the Company is unable to raise additional capital when desired, or if it cannot expand its operations or otherwise capitalize on its business opportunities because it lacks sufficient capital, its business, operating results, and financial condition would be adversely affected.
Impact of the COVID-19 Coronavirus
In December 2019, COVID-19 was first reported to the World Health Organization (“WHO”), and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. Since then, the COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods, and services worldwide. As a result, the Company has taken certain measures in response to COVID-19.
While the duration and extent of the COVID-19 pandemic depends on future developments that cannot accurately predicted at this time, such as the extent and effectiveness of containment and mitigation actions, it has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets, which may adversely affect the Company’s ability to access capital markets in the future. Furthermore, the impact of the COVID-19 pandemic could adversely impact the Company’s cash flows and operations and delay clinical trial activity.
While the Company has developed and continues to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of its efforts. Accordingly, it is not possible for the Company to predict the duration and ultimate extent to which this will affect its business, future results of operations, and financial condition at this time.
2.Significant Accounting Policies
Use of Estimates
The preparation of the condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the condensed financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include determining the estimated lives of property and equipment, stock-based compensation including the estimated fair value per share of common stock, and the valuation allowance for deferred tax assets. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.
Concentrations of Credit Risk and Other Risks and Uncertainties
Credit risk represents the accounting loss that would be recognized as of the reporting date if counterparties failed completely to perform as contracted.

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
Financial instruments, which potentially subject the Company to concentration of credit risk, consist of cash balances maintained in excess of federal depository insurance limits and investments in U.S. Treasury securities that are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on cash or investments. The Company relies, and expects to continue to rely, on a small number of vendors to provide services, supplies and materials related to its research and development programs. These programs could be adversely affected by a significant interruption in these services or the availability of materials.
Segment Reporting
Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision market (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer is its CODM. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company’s long-lived assets are entirely based in the United States.
Cash and Cash Equivalents
The Company considers all highly-liquid investments with an original maturity of three months or less as of the date of acquisition to be cash equivalents.
Short-term Investments
The Company considers investments with an original maturity greater than three months and remaining maturities less than one year to be short-term investments. The Company’s short-term investments consist of debt securities and are classified as available for sale and reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). For short-term investments sold prior to maturity, the cost of investments sold is based on the specific identification method. Realized gains and losses on the sale of short-term investments are recorded in other income (expense), net in the condensed statement of operations.
Other-than-temporary Impairment
The Company evaluates its short-term investments with unrealized losses for other-than-temporary impairment. When assessing short-term investments for other-than-temporary declines in value, the Company considers factors such as, among other things, the extent and length of time the investment’s fair value has been lower than its cost basis, the financial condition and near-term prospects of the investment, the Company’s ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value, and the expected cash flows from the security. If any adjustments to fair value reflects a decline in the value of the investment that the Company considers to be “other than temporary,” the Company reduces the investment to fair value through a charge to the condensed statement of operations and condensed statement of comprehensive loss. No such adjustments were necessary during the periods presented.
Offering Costs
Specific incremental costs (i.e. consisting of legal, accounting and other fees and costs) directly attributable to a proposed or actual offering of securities are deferred and charged against the gross proceeds of the offering. In the event of a significant delay or cancellation of a planned offering of securities, all of the costs are expensed. Offering costs capitalized as of March 31, 2021 and December 31, 2020 were $3.2 million and $0.2 million, respectively, and is included within Other long term assets on the Company’s condensed balance sheets.
Leases
The Company determines if an arrangement includes a lease at inception by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. Operating leases with a term of more than one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Company's condensed balance sheets. ROU

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term. The Company uses the incremental borrowing rate commensurate with the lease term based on the information available at the lease commencement date in determining the present value of the lease payments as the Company's leases generally do not provide an implicit rate. ROU assets initially equal the lease liability, adjusted for any prepaid lease payments and initial direct costs incurred, less any lease incentives received. Certain of the Company's leases include renewal options which allow the Company to, at its election, renew or extend the lease for a fixed or indefinite period of time. These renewal periods are included in the lease terms when the Company is reasonably certain the options will be exercised. Lease expense is recognized on a straight-line basis over the lease term when leases are operating leases. If finance lease, expense is recognized over the lease term within interest expense and amortization in the Company’s condensed statements of operations. The Company also has lease arrangements with lease and non-lease components. The Company elected the practical expedient not to separate non-lease components from lease components for the Company's facility leases and to account for the lease and non-lease components as a single lease component. The Company also elected to apply the short-term lease measurement and recognition exemption in which ROU assets and lease liabilities are not recognized for leases with terms of 12 months or less.
Comprehensive Loss
Comprehensive loss consists of net loss and other gains or losses affecting stockholders’ deficit that, under U.S. GAAP are excluded from net loss. For the three months ended March 31, 2021 and December 31, 2020, unrealized gains and losses on debt securities were included as components of comprehensive loss.
Accounting Pronouncements
The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.
Recently Adopted Accounting Standards
In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement,” to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement (hosting arrangement) by providing guidance for determining when the arrangement includes a software license. The ASU will become effective for annual periods beginning after December 15, 2020. The Company adopted this guidance effective January 1, 2021 using prospective method, which did not have a material impact on the Company’s condensed financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which amends existing guidance on the impairment of financial assets and adds an impairment model that is based on expected losses rather than incurred losses and requires an entity to recognize as an allowance its estimate of expected credit losses for its financial assets. An entity will apply this guidance through a cumulative-effect adjustment to retained earnings upon adoption (a modified-retrospective approach) while a prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. For SEC filers that are eligible to be smaller reporting companies and non-public entities, this ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of the adoption of this ASU on its condensed financial statements and related disclosures and does not anticipate adoption to have a material impact on its condensed financial statements.

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as the elimination of exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, the recognition of deferred tax liabilities for outside basis differences, ownership changes in investments, and tax basis step-up in goodwill obtained in a transaction that is not a business combination. The guidance will be effective for the Company’s annual reporting periods beginning after December 15, 2021. Early adoption is permitted. The Company is in the process of evaluating the impact of the adoption of this ASU on its condensed financial statements and related disclosures and does not anticipate adoption to have a material impact on its condensed financial statements.
In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848).” The amendments in ASU 2020-04 provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. The Company is in the process of evaluating the impact of the adoption of this ASU on its condensed financial statements and related disclosures and does not anticipate adoption to have a material impact on its condensed financial statements.
3.Fair Value Measurements
The following table details the assets carried at fair value and measured on a recurring basis within the three levels of fair value as of March 31, 2021 and December 31, 2020:

(in thousands)		Gross Unrealized			Reported as:
March 31, 2021	Amortized Cost	Gains	Losses	Fair Value	Cash and cash equivalents	Short-term investments
Level 1
Mutual funds	$51,803	$—	$—	$51,803	$51,803	$—
U.S. treasury bills	16,032	2	—	16,034	—	16,034
Total	$67,835	$2	$—	$67,837	$51,803	$16,034

(in thousands)		Gross Unrealized			Reported as:
December 31, 2020	Amortized Cost	Gains	Losses	Fair Value	Cash and cash equivalents	Short-term investments
Level 1
Mutual funds	$36,607	$—	$—	$36,607	$36,607	$—
U.S. treasury bills	40,132	4	(1)	40,135	—	40,135
Total	$76,739	$4	$(1)	$76,742	$36,607	$40,135
All contractual maturities at the date of purchase are due in one year or less.

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
4.Composition of Certain Condensed Financial Statement Line Items
Property and Equipment, Net
Property and equipment consisted of the following:

(in thousands)	March 31, 2021	December 31, 2020
Laboratory equipment	$2,711	$2,256
Leasehold improvements	169	169
Furniture, fixtures and office equipment	126	126
Computer hardware	114	105
	3,120	2,656
Less: Accumulated depreciation	(1,499)	(1,285)
Total	1,621	1,371
Construction in progress	93	—
Property and equipment, net	$1,714	$1,371
The Company recorded $0.2 million of depreciation expense for the three months ended March 31, 2021 and 2020, which was primarily allocated to research and development expense.
Other Long Term Assets
Other long term assets consisted of the following:

(in thousands)	March 31, 2021	December 31, 2020
Deferred offering costs	$3,202	$212
Restricted cash	612	612
Deposits	—	315
Total	$3,814	$1,139
Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following:

(in thousands)	March 31, 2021	December 31, 2020
Accrued professional and consulting fees	$469	$452
Employee compensation	459	484
Use tax	74	49
Other	128	84
Total	$1,130	$1,069

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
Cash, Cash Equivalents and Restricted Cash
Cash, cash equivalents and restricted cash consisted of the following:

(in thousands)	March 31, 2021	December 31, 2020
Cash and cash equivalents	$51,803	$36,607
Restricted cash included in other long term assets	612	612
Total	$52,415	$37,219
5.Redeemable Convertible Preferred Stock

(in thousands, except share and per share information)
	March 31, 2021 and December 31, 2020
	Shares		Original Issue Price per Share	Liquidation Preference	Carrying Value
	Authorized	Outstanding
Series Seed	3,631,354	3,631,354	$2.00	$7,263	$5,494
Series A	4,640,604	4,640,604	$5.86	27,200	27,067
Series B	6,209,233	6,109,232	$12.45	76,070	75,857
	14,481,191	14,381,190		$110,533	$108,418
Series Seed Redeemable Convertible Preferred Stock
In 2017, the Company completed a private placement authorizing the issuance and sale of 3,631,354 shares of Series Seed redeemable convertible preferred stock. Of the shares authorized, 2,500,000 shares were issued at $2.00 per share and 1,131,354 shares were issued in exchange for the surrender of a convertible promissory note plus interest, in the amount of $0.5 million.
Series A Redeemable Convertible Preferred Stock
In 2018, the Company completed a private placement authorizing the issuance and sale of 4,640,608 shares of Series A redeemable convertible preferred stock. Of the shares authorized, 4,640,604 were issued at $5.86 per share, net of issuance costs of $0.1 million.
Series B Redeemable Convertible Preferred Stock
In April 2020, the Company increased the total number of authorized shares of preferred stock to issue 5,722,489 shares of Series B redeemable convertible preferred stock. In May 2020, the Company increased the number of shares of Series B redeemable convertible preferred stock authorized for issuance to a total of 6,209,233 shares.
In April and May 2020, the Company completed private placements of 6,109,232 shares of Series B redeemable convertible preferred stock which were issued at $12.45 per share for total proceeds of $76.1 million, net of issuance costs of $0.2 million.
Dividends
The holders of Series Seed redeemable convertible preferred stock, Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock are entitled to receive noncumulative dividends in an amount equal to $0.12 per share, $0.35 per share and $0.75 per share, respectively, payable annually when, as and if, declared by the Board of Directors. Seniority with respect to the payment of dividends shall be Series B redeemable convertible preferred stock, Series A redeemable convertible preferred stock, Series Seed redeemable convertible preferred stock, and common stock. Payment of any dividends to the holders of redeemable convertible preferred stock shall be on a pro rata, pari passu basis in proportion to the dividend rates for Series Seed redeemable

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
convertible preferred stock, Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock. As of March 31, 2021, no dividends have been declared or paid by the Company.
Conversion
Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into the number of fully-paid and non-assessable shares of common stock that result from dividing the applicable original issue price per share by the applicable conversion price per share at the time of conversion, as adjusted for recapitalizations. If, after the issuance date of the Series B redeemable convertible preferred stock, the Company issues or sells, or is deemed to have sold, additional shares of common stock without consideration or for consideration per share less than the conversion price for a particular series of preferred stock in effect immediately prior to the issuance of such additional shares of common stock, except for certain exceptions allowed, the conversion price of the redeemable convertible preferred stock would be adjusted. As of March 31, 2021, each series of the Company’s redeemable convertible preferred stock was convertible into the Company’s shares of common stock on a one-for-one basis.
Each share of redeemable convertible preferred stock is convertible into common stock automatically immediately upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”) covering the offer and sale of the Company’s common stock, provided that the aggregate gross proceeds before payment of underwriters’ commissions and expenses to the Company are not less than $50.0 million or (ii) upon the receipt by the Company of a written request for such conversion from the holders of a majority of the redeemable convertible preferred stock then outstanding voting as a single class and on an as-converted basis, or, if later, the effective date for conversion specified in such requests, provided, however, that solely with respect to (ii), the consent of the holders of at least a majority of the outstanding shares of Series B redeemable convertible preferred stock shall be required to convert the Series B redeemable convertible preferred stock in connection with any financing transaction in which the pre-money valuation of the Company is less than $1,000,000,000 or in connection with a Liquidation Event in which the gross proceeds (including the maximum amount of any additional consideration in such Liquidation Event) available for distribution to the holders of the Company’s equity securities are less than $1,000,000,000.
Liquidation Event
In the event of any Liquidation Event (as defined below), before any payment shall be made to common stockholders, redeemable convertible preferred stockholders shall be paid, on an amount per share for each share of redeemable convertible preferred stock held by the them equal to the sum of (i) the liquidation rate of $2.00 per share for Series Seed redeemable convertible preferred stock, $5.86 per share for Series A redeemable convertible preferred stock and $12.45 per share for Series B redeemable convertible preferred stock, and (ii) all declared but unpaid dividends (if any) on such shares of redeemable convertible preferred stock, or such lesser amount as may be approved by the holders of a majority of the redeemable convertible preferred stock then outstanding voting as a single class and on an as-converted basis.
A Liquidation Event is (i) the acquisition of the Company by another entity by means, (ii) a sale, lease transfer, exclusive license or other disposition of substantially all of the assets of the Company, or (iii) any liquidation, dissolution, or winding up of the Company unless the holders of a majority of the redeemable convertible preferred stock then outstanding voting as a single class and on an as-converted basis and the holders of a majority of the outstanding shares of Series B redeemable convertible preferred stock, elect otherwise.
The preferred stock agreements contain a provision that, in the event of a Liquidation Event of the Company, would give the holders of the redeemable convertible preferred stock the right to receive a cash distribution equal to the liquidation preference on the redeemable convertible preferred stock. Due to these redemption characteristics, the redeemable convertible preferred stock has been presented within the mezzanine section on the condensed balance sheets.

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
Voting Rights
Holders of Series Seed redeemable convertible preferred stock, Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which their stock could be converted and have voting rights equal to holders of common stock.
6.Common Stock
The Company’s certificate of incorporation, as amended, authorizes the Company to issue 19,189,462 shares of common stock with a par value of $0.0001 per share as of December 31, 2019. In April 2020, the Company amended its certificate of incorporation to increase the number of authorized common stock shares to 26,710,255. In May 2020, the Company further amended its certificate of incorporation to increase the number of authorized common stock shares to 27,196,999 shares. There were 9,114,904 shares issued and outstanding as of March 31, 2021.
The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders are not able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of redeemable convertible preferred stock currently outstanding or issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the Company’s board of directors out of funds legally available therefor. In the event of the Company’s liquidation, dissolution, or winding up, holders of the Company’s common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding redeemable convertible preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.
Common Stock Warrants
In connection with a term loan that the Company entered into during fiscal year 2017, 17,500 common stock warrants were issued to the lender, and recorded at fair value within additional paid-in capital in stockholders’ deficit. Fair value was determined using the Black-Scholes Option Pricing Model. There were no common stock warrants issued during the three months ended March 31, 2021 and 2020.
Common stock warrants as of March 31, 2021 and December 31, 2020 were as follows:

	March 31, 2021 and December 31, 2020
	Outstanding Warrants
	Number of Warrants	Exercise Price	Expiration Date
Common stock	17,500	$0.42	9/7/2027
Total outstanding common stock warrants	17,500
Common Stock Reserved for Future Issuance
Shares of common stock reserved for future issuance on an as-if converted basis, were as follows:

	March 31, 2021	December 31, 2020
Convertible preferred stock	14,381,190	14,381,190
Stock options issued and outstanding	1,982,839	1,418,267
Common stock warrants outstanding	17,500	17,500
Shares available for grant under 2017 Equity Incentive Plan	83,065	647,637
Total shares of common stock reserved	16,464,594	16,464,594

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
7.Income Taxes
The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. For the three months ended March 31, 2021 and 2020, no income tax expense or benefit was recognized, primarily due to a full valuation allowance recorded against its deferred tax asset.
The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by the relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. At each balance sheet date, unresolved uncertain tax positions must be reassessed, and the Company determines whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.
8.Stock Option Plan and Stock-based Compensation
In 2017, the Board of Directors adopted the 2017 Equity Incentive Plan (the “Plan”). Under the Plan, up to 1,000,000 shares of the Company’s common stock, in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock units may be issued to employees, directors and consultants. In April 2020, shares of Company’s common stock authorized for issuance under the Plan increased to 2,180,808. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term, and the exercise price, which cannot be less than the fair market value at the date of grant for incentive stock options. Options generally vest with respect to 25% of the shares one year after the options’ commencement date and the remainder ratably on a monthly basis over the following three years. Options granted under the Plan have a maximum term of 10 years. Vested options can be exercised at any time. As of March 31, 2021, 83,065 options were available for grant under the 2017 Equity Incentive Plan.
The 2017 Plan allows for the early exercise of stock options for certain individuals as determined by the Company’s board of directors. Stock options that are early exercised are subject to a repurchase option that allows the Company to repurchase any unvested shares. Early exercises of stock options are not deemed to be outstanding shares for accounting purposes until those shares vest according to their respective vesting schedules.
In determining the compensation cost of the option awards, the fair value for each option award has been estimated using the Black Scholes model. The significant assumptions used in these calculations are summarized as follows:

	Three Months Ended March 31,
	2021	2020
Expected term (in years)	5.5 - 6.6	6.0 - 6.1
Expected volatility	92.0% - 94.2%	96.4% - 96.5%
Expected dividend rate	0.0%	0.0%
Risk free interest rate	0.53% - 0.73%	1.4%
Stock price	$27.42 - $36.28	$1.66
Expected term: The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding. The Company does not have sufficient historical exercise and post-vesting termination activity to provide accurate data for estimating the expected term of options and has opted to use the “simplified method,” whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
Expected volatility: As the Company is not publicly traded, the expected volatility for the Company’s stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the Company’s business corresponding to the expected term of the awards.
Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.
Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.
Fair value of common stock: The fair value of the shares of common stock underlying the stock options has historically been determined by the Company’s Board of Directors. Because there has been no public market for the common stock, the Board of Directors has determined the fair value of the common stock at the time of grant of the option by contemporaneous valuations performed by an unrelated third-party valuation firm as well as a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the implied equity value of the Company as contemplated by the Business Combination, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors. The fair value of common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
For awards granted in late January 2021, these were granted at the grant date fair value on the date of grant. The Company’s board of directors made a determination of the fair market value of our common stock which contemplated the implied equity value of the Company per the Business Combination agreement that was executed on February 7, 2021. For the period following execution of the Business Combination agreement through March 31, 2021, no additional equity awards were granted.
The following table summarizes option award activity during the three months ended March 31, 2021:

	Number of Stock Option Awards	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	1,418,267	$3.05
Granted	578,572	$35.62
Exercised	—	$—
Forfeited	(14,000)	$4.12
Outstanding as of March 31, 2021	1,982,839	$12.55	9.2	$69,289,358
Options vested and expected to vest as of March 31, 2021	1,982,839	$12.55
Vested and exercisable at March 31, 2021	299,720	$1.44	7.7	$13,803,431
As of March 31, 2021, there was $22.5 million of total unrecognized compensation expense expected to be recognized over a weighted average-period of 3.63 years. Aggregate intrinsic value represents the difference between the fair market value of the common stock and the exercise price of outstanding, in-the-money options.
Restricted Stock
In January 2017, the Company granted 9.0 million shares of restricted common stock to founders for future services that vest over four years from the date of grant.

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
Activity with respect to restricted stock during the three months ended March 31, 2021 was as follows:

	Number of Shares Underlying Outstanding Restricted Stock	Weighted- Average Grant Date Fair Value
Unvested, December 31, 2020	157,031	$0.0001
Vested	(157,031)	$0.0001
Unvested, March 31, 2021	—
Stock-based Compensation Expense
The following sets forth the total stock-based compensation expense for the Company’s stock options included in the Company’s condensed statement of operations:

	Three Months Ended March 31,
(in thousands)	2021	2020
Research and development	$497	$5
General and administrative	839	14
Total stock-based compensation expense	$1,336	$19
9.Commitments and Contingencies
Purchase Commitments
Open purchase commitments are for the purchase of goods and services related to, but not limited to, research and development, facilities, and professional services under non-cancellable contracts. They were not recorded as liabilities on the condensed balance sheet as of March 31, 2021 as the Company had not yet received the related goods or services. As of March 31, 2021, the Company had open purchase commitments for goods and services of $1.3 million, which are expected to be received through the next 12 months.
Legal Proceedings
From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management believes that there are currently no claims or actions pending against the Company where the ultimate disposition could have a material adverse effect on the Company’s results of operations, financial condition or cash flows.
Leases
The Company is obligated under certain non-cancelable operating leases for office space and laboratory space. This space includes operating leases in Seattle, Washington, Menlo Park, California and San Carlos, California. The operating lease in Seattle, Washington will expire in April 2021 and will be renewed month to month while the Company negotiates on a new lease. The operating lease in San Carlos, California will expire in December 2021. The operating lease in Menlo Park, California expired in February 2020.
In December 2020, the Company entered into a new lease in San Carlos, California for ten years commencing in September 2021 and expiring in September 2031 with total minimum lease payments of $42.1 million. In December 2020, the Company also entered into a temporary office space lease agreement in San Carlos, California commencing in February 2021 and expiring in October 2021 with total minimum lease payments of $1.2 million. The temporary office space lease agreement was recognized as a short-term lease due to the election of the short-term lease measurement and recognition exemption.

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
The components of lease costs, which were included in operating expenses in condensed statements of operations, were as follows:

	Three Months Ended March 31,
(in thousands)	2021	2020
Fixed operating lease costs	$501	$594
Variable operating lease costs	10	56
Short-term lease costs	179	—
Sublease income	—	(77)
Total lease costs	$690	$573
For the three months ended March 31, 2021 and 2020, cash paid for amounts included in the measurement of lease liabilities included in cash flows used in operating activities was $0.3 million and $0.6 million, respectively.
As of March 31, 2021, the weighted-average remaining lease term and weighted-average discount rate for operating leases is 0.8 years and 10.0% respectively.
The following table summarizes the Company's future principal contractual obligations for operating lease commitments as of March 31, 2021:

(in thousands)	Lease Obligations
Year Ended December 31,
2021	$2,272
Total future minimum lease payments	2,272
Less: Imputed interest	(40)
Total operating lease liabilities	$2,232
Total future principal contractual obligations for operating lease commitments exceeded the undiscounted lease liability by $1.0 million as of March 31, 2021 because the lease liability in the condensed balance sheet excluded short-term lease payments.
Guarantees and Indemnifications
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnifications will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions.
The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding to which any of them are, or are threatened to be, made a party by reason of their service as a director or officer. The Company maintains director and officer insurance coverage that would generally enable it to recover a portion of any future amounts paid. The Company may be subject to indemnification obligation by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.
Letter of Credit
In conjunction with the San Carlos lease agreement, the Company issued a cash-collateralized letter of credit in lieu of security deposit of $0.6 million. The cash amount is recorded as restricted cash under Other long-term assets on the Company’s condensed balance sheet.

Nautilus Biotechnology, Inc. Notes to Condensed Financial Statements—(Continued) (Unaudited)
10.Basic and Diluted Net Loss per Share
The following tables set forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
(in thousands, except share and per share amounts)	2021	2020
Numerator:
Net loss attributable to common stockholders	$(8,409)	$(2,934)
Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	9,095,711	7,292,773
Net loss per share attributable to common stockholders, basic and diluted:	$(0.92)	$(0.40)
The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have had an antidilutive effect were as follows:

	Three Months Ended March 31,
	2021	2020
Convertible preferred stock (on an as-converted basis)	14,381,190	8,271,958
Options to purchase common stock	1,982,839	598,181
Common stock warrants	17,500	17,500
Unvested restricted common stock	—	1,570,313
Total potentially dilutive common share equivalents	16,381,529	10,457,952
11.Subsequent Events
The Company has evaluated subsequent events through June 9, 2021, the date on which the condensed financial statements were available to be issued.
On June 9, 2021, the Company consummated the Business Combination with ARYA. ARYA was renamed to Nautilus Biotechnology, Inc. and the Company became a wholly owned subsidiary of New Nautilus. In addition, concurrently with the Closing Date and pursuant to the subscription agreement, PIPE Investors purchased an aggregate of 20,000,000 shares of New Nautilus Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $200 million and the Company received gross proceeds of approximately $145 million from ARYA, offset by approximately $18 million of transaction costs and underwriters’ fees relating to the closing of the Business Combination.
In connection with the reissuance of the condensed financial statements, the Company has evaluated subsequent events through July 22, 2021, the date the financial statements were available to be reissued.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Capitalized terms used but not defined below have the same meaning as terms defined and included elsewhere in this prospectus.
The following unaudited pro forma condensed combined balance sheet of New Nautilus as of March 31, 2021 and the unaudited pro forma condensed combined statements of operations of New Nautilus for the three months ended March 31, 2021 and for the year ended December 31, 2020 present the combination of the financial information of ARYA and Nautilus after giving effect to the Business Combination, PIPE Financing and related adjustments described in the accompanying notes. ARYA and Nautilus are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination and the PIPE Financing, are referred to herein as New Nautilus.
The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical unaudited condensed balance sheet of ARYA and the historical unaudited condensed balance sheet of Nautilus as of March 31, 2021 on a pro forma basis as if the Business Combination and the PIPE Financing had been consummated on March 31, 2021.
The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 combines the historical unaudited condensed statement of operations of ARYA for the three months ended March 31, 2021 and the historical unaudited condensed statement of operations of Nautilus for the three months ended March 31, 2021, giving effect to the transaction as if the Business Combination and the PIPE Financing had been consummated on January 1, 2020. The unaudited pro forma combined statement of operations for the year ended December 31, 2020 combines the historical audited statements of operations of ARYA for the period from March 27, 2020 (inception) through December 31, 2020 and the historical audited statement of operations of Nautilus for the year ended December 31, 2020, giving effect to the transaction as if the Business Combination and the PIPE Financing had been consummated on January 1, 2020.
The unaudited pro forma financial information has been prepared by us in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786, which is referred to herein as Article 11 and should be read in conjunction with the accompanying notes.
The unaudited pro forma combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Nautilus’ financial condition or results of operations would have been had the Business Combination and the PIPE Financing occurred on the dates indicated. Further, the unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of New Nautilus. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma combined financial statements and are subject to change as additional information becomes available and analyses are performed.
On June 9, 2021, New Nautilus consummated the previously announced Business Combination pursuant to Business Combination Agreement dated February 7, 2021 between ARYA and Nautilus, under the terms of which, ARYA acquired Nautilus, upon domestication of ARYA, through which a wholly-owned subsidiary of ARYA merged with and into Nautilus, with Nautilus becoming a wholly-owned subsidiary of ARYA, referred to herein as New Nautilus, which became a publicly-listed entity. As a result of the Business Combination, New Nautilus owns, directly or indirectly, all of the issued and outstanding equity interests of Nautilus and the Nautilus equity holders hold a portion of the New Nautilus Common Stock.
The following unaudited pro forma condensed combined financial statements presented herein reflect the redemption of 465,363 shares of Class A Common Stock by ARYA’s shareholders in conjunction with the shareholder vote on the Business Combination contemplated by the Business Combination Agreement at a meeting held on June 8, 2021.

The unaudited pro forma combined financial information is based on and should be read in conjunction with the historical audited financial statements as of and for the period ending December 31, 2020 and, also, historical unaudited condensed financial statements as of and for the period ending March 31, 2021 of each of ARYA and Nautilus and the respective notes thereto, as well as the disclosures contained in the sections titled “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Nautilus’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
As discussed in Note 1 to our unaudited condensed financial statements, the financial statements for the three months ended March 31, 2021 have been revised to reflect an amendment of our San Carlos facility lease contract which was executed in February 2021, which should have been accounted for as a modification. Accordingly, the unaudited pro forma condensed combined financial information set forth below reflects the effects of the revision.

UNAUDITED PRO FORMA
COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share amounts)

	For the period from March 27, 2020 (inception) to December 31, 2020	Year Ended December 31, 2020
	ARYA (Historical)	Nautilus (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development	$—	$12,432	—		$12,432
General and administrative	576	3,312	—		3,888
Total operating expenses	576	15,744	—		16,320
Loss from operations	(576)	(15,744)	—		(16,320)
Other income (expense), net	53	125	(53)	AA	125
Net loss	$(523)	$15,619	$(53)		$(16,195)
Weighted average shares outstanding of Common Stock					124,045,255
Basic and diluted net loss per share - Common Stock					$(0.13)
Weighted average shares outstanding of Class A Common Stock	14,950,000
Basic and diluted net loss per share - Class A	$0.00
Weighted average shares outstanding of Class B Common Stock	3,764,852
Basic and diluted net loss per share - Class B	$(0.15)
Weighted average shares outstanding of Nautilus Common Stock		8,017,976
Basic and diluted net loss per share - Nautilus		$(1.95)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2021
(in thousands)

	Historical
	ARYA (Historical)	Nautilus (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$682	$51,803	$149,564	A	$381,417
			(5,233)	B
			(6,060)	C
			(4,685)	D
			200,000	E
			(4,654)	F
Short-term investments	—	16,034	—		16,034
Prepaid expenses and other current assets	254	1,608	—		1,862
Total current assets	936	69,445	328,932		399,313
Investments held in Trust account	149,564	—	(149,564)	A	—
Property and equipment, net	—	1,714	—		1,714
Operating lease right-of-use assets	—	1,175	—		1,175
Other long term assets	—	3,814	(3,202)	C	612
Total Assets	$150,500	$76,148	$176,166		$402,814
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	117	2,120	(856)	C	1,381
Accrued expenses and other liabilities	1,652	1,130	(277)	C	966
			(1,539)	D
Due to related party	30	—			30
Current portion of operating lease liability	—	1,275	—		1,275
Total current liabilities	1,799	4,525	(2,672)		3,652
Deferred underwriting commissions	5,233	—	(5,233)	B	—
Total liabilities	7,032	4,525	(7,905)		3,652
Commitments and contingencies
Redeemable convertible preferred stock:
Series Seed redeemable convertible preferred stock	—	5,494	(5,494)	H	—
Series A redeemable convertible preferred stock	—	27,067	(27,067)	H	—
Series B redeemable convertible preferred stock	—	75,857	(75,857)	H	—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2021
(in thousands)

	Historical
	ARYA (Historical)	Nautilus (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Total redeemable convertible preferred stock	—	108,418	(108,418)		—
Class A common stock, subject to possible redemption	138,468	—	(4,654)	F	—
			(133,814)	G
Stockholders' equity (deficit):
Preferred stock	—	—	—		—
Common Stock	—	—	2	E	12
			0	F
			1	G
			5	H
			0	I
			4	K
Class A Common Stock	—	—	—		—
Class B Common Stock	—	—	0	I	—
Nautilus Common Stock	—	1	0	J	—
			(1)	K
Additional paid-in capital	7,292	1,936	(8,129)	C	437,882
			(3,146)	D
			199,998	E
			133,813	G
			108,413	H
			0	I
			0	J
			(3)	K
			(2,292)	L
Accumulated other comprehensive income (loss)	—	2	—		2
Retained Earnings (Accumulated Deficit)	(2,292)	(38,734)	2,292	L	(38,734)
Total stockholders' equity (deficit)	5,000	(36,795)	430,957		399,162
Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$150,500	$76,148	$176,166		$402,814

UNAUDITED PRO FORMA
CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021
(in thousands, except share and per share amounts)

	Three Months Ended March 31, 2021
	ARYA (Historical)	Nautilus (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development	$—	$4,835	$—		$4,835
General and administrative	1,780	3,582	—		5,362
Total operating expenses	1,780	8,417	—		10,197
Loss from operations	(1,780)	(8,417)	—		(10,197)
Other income (expense), net	11	8	(11)	AA	8
Net loss	$(1,769)	$(8,409)	$(11)		$(10,189)
Weighted average shares outstanding of Common Stock					124,045,255
Basic and diluted net loss per share - Common Stock					$(0.08)
Weighted average shares outstanding of Class A Common Stock	14,950,000
Basic and diluted net loss per share- Class A	$0.00
Weighted average shares outstanding of Class B Common Stock	4,236,500
Basic and diluted net loss per share- Class B	$(0.42)
Weighted average shares outstanding of Nautilus Common Stock		9,095,711
Basic and diluted net loss per share - Nautilus		$(0.92)

Note 1—Description of the Business Combination
On June 9, 2021, New Nautilus consummated the previously announced Business Combination pursuant to Business Combination Agreement dated February 7, 2021 between ARYA and Nautilus, under the terms of which, ARYA acquired Nautilus, upon domestication of ARYA, through which a wholly-owned subsidiary of ARYA merged with and into Nautilus, with Nautilus becoming a wholly-owned subsidiary of ARYA, referred to herein as New Nautilus, which became a publicly-listed entity. As a result of the Business Combination, New Nautilus owns, directly or indirectly, all of the issued and outstanding equity interests of Nautilus and the Nautilus equity holders hold a portion of the New Nautilus Common Stock.
As a result of the Business Combination Agreement, Nautilus equity holders received an aggregate number of shares of New Nautilus Common Stock equal to (i) $900.0 million plus $24.3 million, which reflects the aggregate exercise price of all stock options (whether vested or unvested) of Nautilus at the consummation of the Business Combination, divided by (ii) $10.00 giving effect to the Exchange Ratio of approximately 3.6281 based on the terms of the Business Combination Agreement. At the Closing, (i) an aggregate of 18,721,137 shares of Class A and Class B ordinary shares of ARYA were exchanged for an equivalent number of Common Stock pursuant to the Domestication, (ii) an aggregate of 85,324,118 shares of Common Stock were issued in exchange for the shares of Nautilus outstanding as of immediately prior to the Effective Time and (iii) an aggregate of 20,000,000 shares of Common stock were issued to the PIPE Investors in the PIPE Financing with total gross proceeds of $200 million. Moreover, at the Closing, all options to purchase shares of Nautilus were exchanged for comparable options to purchase shares of Common Stock based on an implied Nautilus equity value of $900 million. Immediately after giving effect to the transactions, there were 124,045,255 shares of Common Stock outstanding and 7,106,767 shares of Common Stock subject to outstanding options under the 2017 Plan.
The following summarizes the number of New Nautilus Common Stock outstanding following the consummation of the Business Combination and the PIPE Financing, based on the estimated aggregate exercise price of all options (whether vested or unvested) of Nautilus at the consummation of the Business Combination excluding the potential dilutive effect of the exercise or vesting of warrants and stock options:

Shareholder	Shares	%
Former ARYA Class A Shareholders	14,983,637	12.1%
Former ARYA Class B Sponsor Shares	3,737,500	3.0%
Perceptive PIPE Investor	5,500,000	4.4%
Other PIPE Investors	14,500,000	11.7%
Former Nautilus shareholders	85,324,118	68.8%
Total	124,045,255	100.0%
Note 2—Basis of Presentation
The accompanying unaudited pro forma condensed combined financial information gives effect to the Business Combination and related PIPE Financing. Pro forma transaction accounting adjustments are included only to the extent they are adjustments that reflect the accounting for the Business Combination and related PIPE Financing in accordance with U.S. GAAP.
This Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ARYA is expected to be treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Nautilus will represent a continuation of the financial statements of Nautilus with the Business Combination treated as the equivalent of Nautilus issuing stock for the net assets of ARYA, accompanied by a recapitalization. The net assets of ARYA will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Nautilus in future reports of the New Nautilus. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenario:
•The pre-combination equity holders of Nautilus will hold the majority of voting rights in New Nautilus;

•The pre-combination equity holders of Nautilus will have the right to appoint the majority of the directors on the New Nautilus Board;
•Senior management of Nautilus will comprise the senior management of New Nautilus; and
•Operations of Nautilus will comprise the ongoing operations of New Nautilus.
Under the reverse recapitalization model, the Business Combination will be treated as Nautilus issuing equity for the net assets of ARYA, with no goodwill or intangible assets recorded.
If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.
New Nautilus assumed outstanding and unexercised equity awards for employees and converted them into New Nautilus equity awards upon the consummation of the Business Combination. Accordingly, no effect has been given to the unaudited pro forma condensed combined financial information for the new awards.
The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that Nautilus incurred significant losses during the historical periods presented.
Note 3 – Pro Forma Adjustments
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021
The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:
A.Reflects the liquidation and reclassification of $149.6 million of investments held in the Trust Account to cash and cash equivalents that becomes available for general use by New Nautilus following the Closing.
B.Reflects the payment of $5.2 million of deferred underwriters’ fees incurred during ARYA’s IPO due upon the Closing.
C. Represents direct and incremental transaction costs of $8.1 million incurred by Nautilus prior to, or concurrent with, the Closing. As of March 31, 2021, Nautilus had deferred transaction costs incurred of $3.2 million, of which $1.1 million was unpaid.
D.Represents direct and incremental transaction costs of $4.7 million incurred by ARYA prior to, or concurrent with, the Closing that are to be cash settled upon Closing in accordance with the Business Combination Agreement, excluding the $5.2 million of deferred underwriting fees related to the ARYA initial public offering as described in adjustment note (B). As of March 31, 2021, ARYA had transaction costs incurred of $1.5 million, all of which was unpaid.
E.Reflects the proceeds of $200.0 million from the issuance and sale of 20.0 million shares of New Nautilus Common Stock at $10.00 per share pursuant to the Subscription Agreements entered into with New PIPE Investors in connection with the PIPE Financing.
F.Represents the cash disbursed to redeem 465,363 shares of Class A Common Stock in connection with the Business Combination allocated to common stock and additional paid-in capital, using a par value of $0.0001 per share at a redemption price of approximately $10.00 per share.
G.Reflects the reclassification of Class A Common Stock subject to possible redemption to permanent equity immediately prior to the Closing.
H.Reflects the conversion of Nautilus redeemable convertible preferred stock into New Nautilus Common Stock pursuant to the conversion rate effective immediately prior to the Effective Time.

I.Reflects the conversion of 3,737,500 ARYA shares of Class B Common Stock into shares of New Nautilus Common Stock.
J.Reflects net share settlement of Nautilus common stock warrants upon closing of the Business Combination.
K.Represents the recapitalization of common shares between Nautilus Common Stock, New Nautilus Common Stock and additional paid-in capital.
L.Reflects the elimination of ARYA’s historical accumulated deficit.
Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the Three Months Ended March 31, 2021 and for the Year Ended December 31, 2020:
The adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 are as follows:
AA. Represents the elimination of investment income related to the investments held in the ARYA Trust Account.

Note 4 – Net Loss per Share
Represents the net loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination and other related events, assuming such additional shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred as of January 1, 2020, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes the shares issued in connection with the Business Combination have been outstanding for the entire periods presented.

(in thousands except share and per share data)	Year Ended December 31, 2020	Three Months Ended March 31, 2021
Pro Forma net loss	$(16,195)	$(10,189)
Basic weighted average shares outstanding	124,045,255	124,045,255
Pro forma net loss per share - Basic and Diluted	$(0.13)	$(0.08)

Weighted average shares outstanding - basic and diluted
Former ARYA Class A shareholders	14,983,637	14,983,637
Former ARYA Class B Sponsor Shares	3,737,500	3,737,500
Perceptive PIPE Investor	5,500,000	5,500,000
Other PIPE Investors	14,500,000	14,500,000
Former Nautilus Shareholders	85,324,118	85,324,118
Total weighted average shares outstanding - basic and diluted	124,045,255	124,045,255

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates.

SEC registration fee	$	$96,732
FINRA filing fee		$—
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	$96,732
______________
*To be completed by amendment.
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
As permitted by Section 102 of the Delaware General Corporation Law, our certificate of incorporation provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, to the fullest extent permitted by Delaware law as it now exists or may in the future be amended. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:
•we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;
•we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and
•the rights provided in our bylaws are not exclusive.
Our certificate of incorporation and our bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our certificate of incorporation. Our bylaws also permit us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have obtained a policy of director’s and officer’s liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of directors and officers for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
We have sold the securities described below within the past three years which were not registered under the Securities Act. All of the sales listed below were made pursuant to an exemption from registration afforded by Section 4(a)(2) of the Securities Act (and Regulation D thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act.
Private Placement Shares
Simultaneously with the closing of ARYA’s initial public offering, we consummated the private placement of 499,000 Class A ordinary shares (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to our Sponsor, generating gross proceeds of approximately $5.0 million.  This issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and no underwriting discounts or commissions were paid with respect to such sale.
Class B Ordinary Shares
On April 2, 2020, our Sponsor paid $25,000 to cover certain of our offering costs in consideration of 3,593,750 Class B ordinary shares (the “Founder Shares”). In July 2020, our Sponsor transferred an aggregate of 90,000 Founder Shares to our independent director nominees. On August 6, 2020, we effected a share capitalization resulting in the initial shareholders holding 3,737,500 Founder Shares. Our Sponsor agreed to forfeit up to 487,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares) after the initial public offering.  The underwriters fully exercised the over-allotment option on August 11, 2020; thus, these 487,500 Founder Shares were no longer subject to forfeiture. Such securities were issued in connection with the Company’s organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.
PIPE Shares
Concurrently with the execution of the Business Combination Agreement, ARYA entered into subscription agreements with certain investors, pursuant to which, at the closing of the Business Combination, the investors subscribed for and purchased an aggregate of 20,000,000 shares of Common Stock at a price of $10.00 per share for aggregate gross proceeds of $200,000,000.
Plan-Related Issuances
In June and July 2021, we granted to certain of our officers, directors, employees, consultants, and advisors, options to purchase an aggregate of 1,198,936 options to purchase shares of Common Stock with a weighted average exercise price of $9.97 per share under our 2021 Equity Incentive Plan.
Except as otherwise indicated, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe each of these transactions was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder) as transactions by an issuer not involving any public offering or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)Exhibits. We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

Exhibit Number	Description
2.1†
Business Combination Agreement, dated as of February 7, 2021, by and among ARYA Sciences Acquisition Corp III, Mako Merger Sub, Inc., and Nautilus Biotechnology, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2021).

3.1	Certificate of Incorporation of Nautilus Biotechnology, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2021).
3.2	Bylaws of Nautilus Biotechnology, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2021).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2021).
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
10.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2021).
10.2	Form of Amended and Restated Registration Rights and Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2021).
10.3	Form of Nautilus Shareholder Transaction Support Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2021).
10.4+	Nautilus Biotechnology, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2021).
10.5+	Nautilus Biotechnology, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2021).
10.6+
Form of Stock Option Agreement under the Nautilus Biotechnology, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Form S-4 filed with the SEC on March 26, 2021).

10.7+
Form of Restricted Stock Unit Agreement under the Nautilus Biotechnology, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form S-4 filed with the SEC on March 26, 2021).

10.8+
Form of Restricted Stock Award Agreement under the Nautilus Biotechnology, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Form S-4 filed with the SEC on March 26, 2021).

10.9+	Nautilus Biotechnology, Inc. 2017 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.11 to the Company’s Form S-4 filed with the SEC on March 26, 2021).
10.10+	Confirmatory Employment Letter between Nautilus Biotechnology, Inc. and Sujal Patel (incorporated by reference to Exhibit 10.12 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).
10.11+	Confirmatory Employment Letter between Nautilus Biotechnology, Inc. and Anna Mowry (incorporated by reference to Exhibit 10.13 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).
10.12+	Confirmatory Employment Letter between Nautilus Biotechnology, Inc. and Subra Sankar (incorporated by reference to Exhibit 10.15 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).
10.13+	Confirmatory Employment Letter between Nautilus Biotechnology, Inc. and Nick Nelson (incorporated by reference to Exhibit 10.14 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).
10.14+	Confirmatory Employment Letter between Nautilus Biotechnology, Inc. and Parag Mallick (incorporated by reference to Exhibit 10.16 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).

10.15+	Confirmatory Employment Letter between Nautilus Biotechnology, Inc. and Matt Murphy (incorporated by reference to Exhibit 10.17 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).
10.16+
Change in Control and Severance Agreement between Nautilus Biotechnology, Inc. and Sujal Patel (incorporated by reference to Exhibit 10.18 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).

10.17+
Change in Control and Severance Agreement between Nautilus Biotechnology, Inc. and Anna Mowry (incorporated by reference to Exhibit 10.19 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).

10.18+
Change in Control and Severance Agreement between Nautilus Biotechnology, Inc. and Subra Sankar (incorporated by reference to Exhibit 10.21 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).

10.19+
Change in Control and Severance Agreement between Nautilus Biotechnology, Inc. and Nick Nelson (incorporated by reference to Exhibit 10.20 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).

10.20+
Change in Control and Severance Agreement between Nautilus Biotechnology, Inc. and Parag Mallick (incorporated by reference to Exhibit 10.22 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).

10.21+
Change in Control and Severance Agreement between Nautilus Biotechnology, Inc. and Matt Murphy (incorporated by reference to Exhibit 10.23 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).

10.22	Form of Nautilus Biotechnology, Inc. Indemnification Agreement (incorporated by reference to Exhibit 10.24 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).
10.23+	Nautilus Biotechnology, Inc. Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.25 to the Company’s Form S-4/A filed with the SEC on April 26, 2021).
16.1	Letter from WithumSmith+Brown, PC to the SEC, dated June 9, 2021 (incorporated by reference to Exhibit 16.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2021).
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of WithumSmith+Brown, PC.
23.3	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).
24.1	Power of Attorney (see the signature page to this Registration Statement on Form S-1).
__________________
+ Indicates management contract or compensatory plan.
† Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
(b)Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.
ITEM 17. UNDERTAKINGS.
(a)The undersigned Registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)To include any prospectus required by section 10(a)(3) of the Securities Act;
(ii)To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20%

change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.
(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)That, for the purpose of determining liability under the Securities Act to any purchaser:
(i)If the registrant is relying on Rule 430B:
(A)Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(ii)If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c)The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on July 22, 2021.

NAUTILUS BIOTECHNOLOGY, INC.

By:	/s/ Sujal Patel
Sujal Patel
Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Sujal Patel and Anna Mowry, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Sujal Patel	Chief Executive Officer, President and Director	July 22, 2021
Sujal Patel	(Principal Executive Officer)

/s/ Anna Mowry	Chief Financial Officer	July 22, 2021
Anna Mowry	(Principal Financial and Accounting Officer)

/s/ Michael Altman	Director	July 22, 2021
Michael Altman

/s/ Melissa Epperly	Director	July 22, 2021
Melissa Epperly

/s/ Parag Mallick	Director	July 22, 2021
Parag Mallick

/s/ Matthew McIlwain	Director	July 22, 2021
Matthew McIlwain

/s/ Farzad Nazem	Director	July 22, 2021
Farzad Nazem

/s/ Vijay Pande	Director	July 22, 2021
Vijay Pande

/s/ Matthew L. Posard	Director	July 22, 2021
Matthew L. Posard